FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number : 001-14960

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...√...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __√__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...√..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

By:________________

Name: Efstratios-Georgios (Takis) Arapoglou
Title: Chairman-Governor

Date: 17th May 2004

ANNUAL BULLETIN
FINANCIAL YEAR 2003

PURSUANT TO ART. 16
OF CAPITAL
MARKET COMMISSION
DEC/204/2000



NATIONAL BANK OF GREECE

NATIONAL BANK OF GREECE S.A.

Reg No 6062/06/B/86/01

ANNUAL BULLETIN
2003

This Annual Bulletin is intended to provide investors with regular and sufficient information on the activities of National Bank of Greece SA, pursuant to the provisions of Article 16 of Capital Market Commission decision No.5/204/14.11.2000

In the event of violation of the provisions of this article the Board of Directors of the Capital Market Commission imposes the sanctions provided by article 7 of P.D. 360/1985, in accordance with section (a), paragraph 4, article 1 os Law 2836/2000.

Athens, April 2004

Financial Highlights

	National Bank		NBG Group	
	2003	2002	2003	2002
Profit and loss (€ millions)				
Net interest income	1 072	974	1 303	1 186
Total operating income	1 424	1 325	1 848	1 647
Profit before tax and provisions	502	416	625	466
Profit before tax	409	297	521	350
Balance sheet (€ millions)				
Total assets	49 117	49 161	53 891	54 096
Total equity	2 545	2 353	2 611	2 584
Loans and advances to customers	19 887	18 147	22 670	20 608
Amounts owed to customers	35 439	36 657	38 978	40 025
Per share (€)				
Earnings	-	-	€1.48	€0.88
Dividend	€0.65	€0.41	-	-
Dividend yield (share price at 31.12)	3.1%	3.3%	-	-
Ratios				
Return on average equity (after tax)	11.8%	8.3%	15.4%	9.4%
Return on average assets (before tax)	0.83%	0.61%	1.01%	0.67%
Cost/ income (efficiency) ratio	64.7%	68.6%	66.2%	71.7%
Net interest margin	2.54%	2.32%	2.67%	2.44%
Loans after provisions to total assets	38.7%	35.2%	40.2%	36.2%
Capital adequacy				
Tier I	10.7%	9.5%	10.1%	7.4%
Total capital	15.4%	12.6%	12.9%	10.4%
Number of employees	14 631	14 707	20 752	20 146

Credit ratings	**Long-term**	**Short-term**
Moody's	A2	P-1
Standard & Poor's	BBB+	A-2
Fitch IBCA	A-	F-2
Capital Intelligence	A-	A-2

Contents

1. INFORMATION ON THE ANNUAL BULLETIN AND THE AUDITORS OF NATIONAL BANK OF GREECE 5

1.1 Introduction 6
1.2 Signatories 6
1.3 Certified Auditors 6
1.4 Tax audits 7
1.5 Consolidated companies 7
1.6 Public offerings 8

2. GENERAL INFORMATION ON THE BANK AND THE GROUP 9

2.1 History 10
2.2 General Information 10
2.3 Banking Products and Services 10
2.4 Customer service networks 10
2.5 Other services 12
2.6 Fixed assets 12

3. THE PERFORMANCE OF NBG STOCK 14

3.1 Description of the share capital 15
3.2 Shareholder structure 16
3.3 The performance of NBG stock 16

4. MANAGEMENT – DIVISIONS – SUPERVISION – ORGANIZATION CHART 19

4.1 Management 20
4.2 Divisions 22
4.3 Supervision 23
4.4 Organization chart 23
4.5 Staff 25
4.6 Curricula vitae 25
4.7 Pending Court Cases 26

5. ACTIVITIES OF THE NBG GROUP 27

5.1 Retail banking 28
5.2 Business lending 32
5.3 Asset management 34
5.4 Investment banking 36
5.5 International activities 38
5.6 Other activities of the NBG Group 40
5.7 A strategy for operational upgrading 42
5.8 Staff 42
5.9 The Bank and the community 42
5.10 The Bank and the environment 43

6. RISK MANAGEMENT AND CORPORATE GOVERNANCE 45

6.1 Risk Management 46
6.2 Asset & Liability Management And Internal Pricing 58
6.3 Corporate Governance 61

7. FINANCIAL STATEMENTS OF NATIONAL BANK OF GREECE 63

7.1 NBG financial analysis 64
7.2 Financial Statements 67
Notes to the Financial Statements 71

8. FINANCIAL STATEMENTS OF THE NBG GROUP 79

8.1 Group financial analysis 80
8.2 Financial statements 84
Notes to the Financial Statements 87
8.3 List of Bank's participation 94
8.4 Consolidated companies 95
8.5 Intercompany transactions with National Bank of Greece S.A. 97

9.PROFILE OF GROUP COMPANIES 98

9.1 Financial sector companies 99
9.2 Companies of the non- financial sector which were consolidated with the equity method 117

10. STRATEGY OF THE NBG GROUP 122

11. REGULATORY REGIME 126

11.1 Regulation and Supervision of banking in Greece 127
11.2 Requirements 127

12. CASH FLOW STATEMENTS **129**

13. ANNEXES **134**

1. Information on the Annual Bulletin and the Auditors of National Bank of Greece

1.1 Introduction

This Annual Bulletin includes information on the condition and development of the business, the results of operations, and the prospects of NATIONAL BANK OF GREECE SA (referred to as "The Bank" or "NBG") and its GROUP, such as are necessary in order to sufficiently inform investors, in accordance with Article 16 of decision 5/204/14.11.2000 of the Capital Market Commission's Board of Directors, published in the Government Gazette No 1487/6.12.2000 issue B.

This Bulletin shall be provided to investors free of charge, following the issuance of the Financial Statements and at least ten (10) working days prior to the Annual General Meeting of Shareholders. A copy of the Annual Bulletin is submitted to the Capital Market Commission and to the Athens Stock Exchange.

In the event of a violation of the terms of Article 16 of the aforementioned decision, the Capital Market Commission's Board of Directors imposes the penalties provided for by Article 7 of the PD 360/1985, in accordance with section (a), paragraph 4, article 1 of L. 2836/2000.

1.2 Signatories

The following persons are responsible for the compilation of the Annual Bulletin:

Mr. Anthimos Thomopoulos, Chief Financial and Chief Operations Officer, 82-84 Eolou St., tel.: +30 210 334 3921, and

Mr. Ioannis Kyriakopoulos, Manager of the Financial and Management Accounting Division, 6-10 Charilaou Trikoupi St., tel.: +30 210 369 5701.

The above persons confirm that:

(a) All information included herein is true and complete.

(b) No facts exist, other than those stated in this bulletin and no events have taken place, the omission of which would or could render all or part of the information included in this Annual Bulletin as misleading.

(c) There are no outstanding court decisions against the Bank or the Group that could materially affect its financial condition.

1.3 Certified Auditors

The Bank and the Group are audited by statutory Certified Auditors.

The Balance Sheet, Profit and Loss Account and Appropriation Account of the Bank and the Group (Consolidated Financial Statements) for the financial years ended 31 December 2001, 2002 and 2003 have been prepared and published in accordance with Greek Law and the Generally Accepted Accounting Principles and Practices in Greece. They have been jointly audited by SOL SA and Deloitte Hadjipavlou, Sofianos & Cambanis SA (Deloitte) and specifically by the Certified Auditors Georgios Moskofidis, Vassilios Papageorgakopoulos of SOL SA and Nicolaos Sofianos of Deloitte for the financial year 2001, by Spyros Koronakis, and Vassilios Papageorgakopoulos of SOL SA and George Kambanis of Deloitte for 2002 and by Spyros Koronakis, and Georgios Kyrbizakis of SOL SA and George Kambanis of Deloitte for 2003.

The auditors' reports are included in the appendix following the published Balance Sheets and Profit and Loss Accounts and are unqualified.

Furthermore, the aforementioned auditors have also audited the cash flow statements of the Bank and the Group for the financial year ended 31 December 2003. The cash flow statements of the Bank and the Group are included in Chapter 12 of this Annual Bulletin.

In addition, Deloitte audit, in accordance with US Generally Accepted Auditing Standards, the Group financial statements that are prepared in accordance with the Generally Accepted

Accounting Principles in the USA (US GAAP) following the listing of the Bank's shares on the New York and the London Stock Exchanges.

Information on the auditors of all Group companies for 2003 is presented in the "Other Information" Annex.

1.4 Tax audits

The Bank has been audited for all years up to 31 December 2001. The tax audit of NBG, performed in 2001, for the fiscal year 2000 resulted in an additional tax liability of € 6 342 981 which was paid in January 2002 and charged to the appropriation account for the year ended 31 December 2002. The tax audit of NBG, performed in 2002, for the fiscal year 2001 resulted in an additional tax liability of € 6 683 407 which was paid in January 2003 and charged to the appropriation account for the year ended 31 December 2002. The tax audit, performed in 2002, of the companies absorbed by the Bank, resulted in the following additional tax liabilities: a) €126 026.50 for the tax years 1997-2000 for former EthnoFact, b) € 393 073 for the tax year 2001 for former ETEBA, and c) € 1 144 539 for the tax years 1993-2000 for former Astir Hotel SA. These liabilities were paid in 2002 and charged to the appropriation account of the same year.

The tax audit of subsidiaries absorbed by the Bank, performed in 2003, for the unaudited tax years 1993-1998 in accordance with the Ministry of Finance circular 1084903/1635/POL. 1107/25.9.2003, resulted in the following additional tax liabilities: a) € 8 363.90 for former EPSILON KEFALAIOU SA, b) € 8 363.90 for former INDUSTRIAL TOURIST COMMERCIAL INVESTMENT ACTIVITIES SA, c) € 30 610 for former NATIONAL CONSULTING SA., d) € 6 456 for former MORTGAGE INVESTMENTS SA, and e) € 1 983.68 for former HELLENIC HOTEL MANAGEMENT SA. These liabilities (€ 55 777.48 in total) were paid in 2003 and charged to the appropriation account of the same year.

Group companies located outside of Greece are taxed according to local tax laws.

The unaudited fiscal years of Group companies are presented in the "Other Information" Annex.

1.5 Consolidated companies

The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) National Investment Company S.A., 8) "National" Mutual Fund Management S.A., 9) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) "Ethniki" Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) "Ethniki" Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A, 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S, 37) Innovative Ventures S.A., 38) NBG Funding Ltd and 39) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements as at 31.12.2002 the National Investment Company S.A., which was consolidated with the equity method of accounting, in the current period is fully consolidated. The companies referred to under items 38 and 39 were consolidated for the first time as at 31.12.2003.

In the financial statements of 31.12.2003 the following subsidiaries of the non-financial sector and associates are included for the first time using the equity method of accounting: 1) Astir Palace Vouliagmenis S.A, 2) Ethniki Hellenic General Insurance S.A., 3) National Real Estate

S.A., 4) AGET HERACLES, 5) Phosphate Fertilisers Industries S.A., 6) Kadmos S.A., 7) NBG Training Centre S.A., 8) Astir Alexandroupolis S.A., 9) Grand Hotel Summer Palace S.A., 10) ETHNODATA S.A., 11) Larko Metalourgical Company, 12) Teleindustrial S.A., 13) Eviop Tempo S.A., 14) Banking Information Systems "TEIRESIAS",15) Hellenic Countrysites S.A., 16) Social Securities Fund Management S.A., 17) LYKOS Paperless Solutions S.A.,18) Hellenic Spinning Mills of Pella S.A. and 19) Planet Ernst & Young S.A.

1.6 Public offerings

During the preceding year there were no a) offers by third parties for the purchase or exchange of the Bank's shares, or b) offers by the Bank to purchase or exchange shares of other companies.

2. General Information on the Bank and the Group

2.1 History

National Bank of Greece S.A. was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. In its 162 years of operation not only has the Bank expanded its commercial banking business but has entered into related business areas as well. This expansion has produced the large diversified group of financial services that comprise today the NBG Group. As part of this diversification, the Bank founded Ethniki Hellenic General Insurance Company in 1891 and National Mortgage Bank in 1927. For a significant period, the Bank, in addition to its commercial banking services, was responsible for issuing currency in Greece, until the establishment of the Bank of Greece as the country's Central Bank in 1928. The Bank further expanded its business when, in 1953, it merged with the Bank of Athens S.A., which had been founded in 1893. In 1998, the Bank merged with National Mortgage Bank of Greece S.A., which had been formed from the merger of National Mortgage Bank and National Housing Bank of Greece S.A., in order to provide more integrated mortgage lending services to the Bank's customers. In 2002, the Bank merged, via absorption, with its subsidiaries National Investment Bank for Industrial Development S.A. (ETEBA) and BNG France in order to achieve strategic targets set by the Bank. Furthermore, in the context of the Bank's restructuring program, in 2003 NBG absorbed its affiliated companies "Hellenic Hotel Tourist and Consulting Enterprises S.A.", "Societé Nationale Consultante Foncière et Touristique S.A." and "Olympias Tourism Hotels S.A.".

2.2 General Information

The Bank was named "National Bank of Greece S.A." at the General Meeting of its Shareholders held on 30 April 1958.

The Bank's headquarters are located at 86 Eolou Street, (Reg. No. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors, the Bank can establish Branches, Agencies and Correspondence offices in Greece and abroad.

The Bank's current corporate form will expire on 27 February 2053.

In accordance with article 3 of its Articles of Association, the Bank carries out in Greece and outside of Greece all the banking and financial activities allowed to bank societes anonymes by Greek and EU legislation. It has developed into a diversified financial services group providing integrated services to meet the demands of its customers.

2.3 Banking Products and Services

Responding to its customers' needs, the Bank provides a wide range of multiple banking services ranging from traditional deposits and foreign currency and credit card functions to investment banking services, commercial banking services, mortgage and consumer lending, asset management and brokerage. In addition, it provides and promotes electronic transactions systems in order to upgrade quality and speed of service.

2.4 Customer service networks

Branch network

During 2003 the restructuring of the Bank's branches was completed. A total of 570 branches have been fully restructured, while a further 18 small units are due to be reorganized. The Bank's branches consist of 224 full-banking branches, 305 retail-banking branches, and 59 small branches with a staff of 5-7 employees.

As part of NBG's endeavor to rationalize the geographical distribution of its branch network and streamline staff, 24 units were relocated, 11 merged, and 9 new units opened. At 31 December 2003, the Bank's domestic network totaled 588 branches, forming the largest network of banking units in Greece (about 18% of the total Greek banking network).

Special emphasis was placed on leveraging our network's human resources to reinforce sales. Accordingly, the bank reduced back-office staff by around 20%, moving this manpower to product teams, and in particular retail banking. This led to significant growth in average productivity at NBG's branches in 2003. For instance, marketing of investment products via the network (in units) grew by 270%. Consumer credit posted growth of 34%, while housing, professional and business lending grew in total by 78%.

BRANCH NETWORK PRODUCTIVITY
2003/2002 GROWTH (IN UNITS)


%
300
250
200
150
100
50
0
1%
34%
78%
270%
BASIC BANKING PRODUCTS
CONSUMER CREDIT
HOUSING, BUSINESS & PROFFESSIONAL CREDIT
INVESTMENT PRODUCTS

Alternative delivery channels

NBG has consistently endeavored to deliver superior service through the development of alternative delivery channels in a concerted effort to enhance the level of customer service provided and reduce operating costs and congestion at the branch level.

NBG's Internet Banking was upgraded, with the introduction of a number of new services, and extended to a 24/7 basis. In 2003, users of Internet Banking (individual and corporate) increased by 75%, surpassing 50 000, carrying out over 3 million transactions. NBG focuses on further expanding its customer base as well as the corresponding volumes of business in view of the speed and low cost of the transactions available via these alternative channels.

At 31 December 2003, the Bank's ATM network included 1 233 units, and is scheduled to top 1 400 by the end of 2004. NBG's ATM network is the largest in Greece, representing 23% of total domestic ATM networks. Banking via ATMs has been steadily increasing over the past few years, and represented 47% of the Bank's total transactions volume in 2003.

The increase in ATM transaction volumes reflects the growth in the range of services available via ATMs using NBG's Ethnocard. In 2003, ATM services were expanded to include payment of electricity bills. Also, the Bank launched its Ethnocash card for companies. The number of Ethnocash cards in use rose to 2.4 million, up 10%, while transactions volume grew by 15%.

Our immediate plans include the launch of a Contact Center and a Phone Banking Center. We also plan to improve the operations of services already up and running and to enhance yet further security across the Bank's electronic networks. We shall continue to actively promote e-banking products to its clientele.

ATM TRANSACTION VOLUME


70
60
50
40
30
20
10
0
50%
45%
40%
35%
30%
2000
2001
2002
2003
ATM TRANSACTION VOLUME (million)
% OF TOTAL TRANSACTION VOLUME

2.5 Other services

National Bank, through specialized units of the Group, provides a wide range of financial services, such as insurance, leasing, factoring, asset management, computer services and training services to third parties.

The Group provides insurance services through Ethniki Hellenic General Insurance Company, which is not consolidated, in accordance with the prevailing legislation. This company is the largest insurance company in the Greek market with a strong capital base and an extensive network that offers fire, property, car, ship, plane, marine, and health insurance combined with investment programs.

2.6 Fixed assets

Developments in fixed assets for the period 31 December 2001 to 31 December 2003 are set out below:

€ thousand	Cost 31.12.01	Additions/ Revaluations /Disposals 1.1.01 to 31.12.03	Total cost 31.12.03	Accumulated depreciation 31.12.03	Net book value 31.12.03
Tangible assets:					
Land	169 810	396 784	566 594	-	566 594
Buildings	261 849	370 848	632 697	234 775	397 922
Furniture, electronic & other equipment	246 601	32 936	279 537	221 602	57 935
Other tangible assets	9 662	1 342	11 004	7 361	3 643
Fixed assets under construction and advances	23 330	(6 587)	16 743	-	16 743
Total tangible assets	**711 252**	**795 323**	**1 506 575**	**463 738**	**1 042 837**
Intangible assets:					
Establishment and formation expenses	3 836	1 846	5 682	3 587	2 095
Other intangible assets	204 935	10 590	215 525	148 869	66 656
Total intangible assets	**208 771**	**12 436**	**221 207**	**152 456**	**68 751**

In 2002 and 2003 land and buildings owned and used by the Bank were revalued by €212 millions and €437 millions respectively. The fixed assets of the Bank are free of charges or encumbrances.

The table below presents the expenses for the modernization of the fixed assets for the years 2001, 2002 and 2003.

€ millions	**2003**	**2002**	**2001**
Computer hardware	8.9	12.2	23.4
Software	8.4	11.9	22.6
Reorganization	2.6	4.8	6.3
Telecommunications	1.4	1.2	4.0
Total modernization investments	**21.3**	**30.1**	**56.3**
Buildings and land	69.2	45.3	42.0
Furniture and appliances	3.6	3.8	9.0
Other	19.7	2.3	3.4
Other transportation means	0.7	0.7	0.5
Total investments	**114.5**	**82.2**	**111.2**

3. The performance of NBG stock

3.1 Description of the share capital

The Bank's share capital amounts to € 1 147 761 382.50 divided into 255 058 085 shares at a par value of € 4.50 each. The following table briefly presents the development of the share capital:

BoD or G M or approval date	Gov. Gazette	Number of new shares	Number of shares after the increase/ decrease	Par value	Offering price	In cash	Capitalization of surplus and reserves	Dividend capitaliza-tion	Share capital after the increase/ decrease
B.Δ.26.2.53		30 366	30 366	7 350 000	7 350	223 190 100			GRD 223 190 100
10.9.1953		10 122	40 488	7 350 000	7 350	74 396 700			GRD 297 586 800
2.4.1955			404 880	735					GRD 297 586 800
B.Δ.14/27.11.56			404 880	1 436			283 820 880		GRD 581 407 680
14.4.1962		202 440	607 320	1 436	1 436	290 703 840			GRD 872 111 520
19.5.1969			1 214 640	725				8 502 480	GRD 880 614 000
28.5.1970		303 660	1 518 300	725			220 153 500		GRD 1 100 767 500
7.9.1972		216 900	1 735 200	725	725	157 252 500			GRD 1 258 020 000
7.9.1972		506 100	2 241 300	725			366 922 500		GRD 1 624 942 500
26.5.1975		89 652	2 330 952	725			64 997 700		GRD 1 689 940 200
2.6.1977			2 797 142	1 600			2 785 487 000		GRD 4 475 427 200
25.5.1979	4002/31.12.80	559 429	3 356 571	1 600	12 500	895 086 400			GRD 5 370 513 600
24.9.1982	4192/3.12.82		3 356 571	4 500			9 734 055 900		GRD 15 104 569 500
24.9.1982	4192/3.12.82	1 006 972	4 363 543	4 500			4 531 374 000		GRD 19 635 943 500
8.6.1988	2931/12.9.88	7 854 378	12 217 921	4 500			35 344 701 000		GRD 54 980 644 500
21.6.1991	4622/27.11.99	2 443 584	14 661 505	4 500	15 000	10 996 128 000			GRD 65 976 772 500
21.6.1991	4622/27.11.99	1 221 792	15 883 297	4 500			5 498 064 000		GRD 71 474 836 500
13.7.1994	5183/7.9.94		15 883 297	5 535			16 439 212 395		GRD 87 914 048 895
1031/18.11.1994	6868/13.12.94	45	15 883 342	5 535			249 075		GRD 87 914 297 970
1047/22.11.1995	6868/07.12.95	10	15 883 352	5 535			55 350		GRD 87 914 353 320
14.03.1997		1 588 335	17 471 687	5 800			13 421 431 280		GRD 101 335 784 600
6.10.1997	8371/2.12.97	3 494 337	20 966 024	5 800	23 000	20 267 154 600			GRD 121 602 939 200
1094/1095/9.12.1997		1 615 274	22 581 298	5 800			9 368 589 200		GRD 130 971 528 400
25.5.1998		4 516 260	27 097 558	5 800			26 194 308 000		GRD 157 165 836 400
9.9.1998		4 430 980	31 528 538	5 800			25 699 684 000		GRD 182 865 520 400
1116/8.12.98 1118/16.12.98		1 615 274	33 143 812	5 800			9 368 589 200		GRD 192 234 109 600
1117/8.12.98 1117/16.12.98		2 257 932	35 401 744	5 800			13 096 005 600		GRD 205 330 115 200
29.1.1999		106 205 232	141 606 976	1 450					GRD 205 330 115 200
6.4.1999		14 843 024	156 450 000	1 450	11 500	21 522 384 800			GRD 226 852 500 000
1129/6.4.99 1136/16.6.99		3 512	156 453 512	1 450			5 092 400		GRD 226 857 592 400
15.11.1999		6 461 096	162 914 608	1 450			9 368 589 200		GRD 236 226 181 600
18.4.2000		65 165 844	228 080 452	1 450			94 490 473 800		GRD 330 716 655 400
1165/15.11.00		6 461 096	234 541 548	1 450			9 368 589 200		GRD 340 085 244 600
26.4.2001		(6 461 096)	228 080 452	1 450			(9 368 589 200)		GRD 330 716 655 400
26.4.2001			228 080 452	1 533.375			19 016 207 686		GRD 349 732 863 086
1187/15.11.2001		6 461 100	234 541 552	1 533.375			9 907 289 213		GRD 359 640 152 299
28.12.2001		(6 461 100)	228 080 452	1 533.375			(9 907 289 213)		GRD 349 732 863 086
31.12.2001									€ 1 026 362 034
20.12.2002		3 790 534	231 870 986	4.50		8 086 472.32	8 970 930.68		€1 043 419 437
23.5.2003		23 187 099	255 058 085	4.50			104 341 945.50		€1 147 761 382.50

- *By resolution of the General Meeting of Shareholders, dated 20 November 2002,* approved by decision K2-15554/20-12-2002 of the Ministry of Development, the share capital of the Bank was increased by € 17 057 403 resulting from the contribution of € 8 086 472.32 by the National Investment Bank for Industrial Development S.A.

(ETEBA), which was merged by absorption on 20 December 2002 with National Bank of Greece, and from the capitalization of € 8 970 930.68 of the share premium reserve.

- By resolution of the General Meeting of Shareholders, dated 9 May 2003, approved by the decision K2-5653/23-5-2003 of the Ministry of Development, the share capital of the Bank was increased by € 104 341 945.50 with capitalization of reserves.

3.2 Shareholder structure

At 31 December 2003, the share capital of NBG was divided into 255 058 085 ordinary shares, compared with 231 870 986 at the end of the previous year. The increase in the number of shares stemmed from the capitalization of reserves and the concurrent bonus share distribution at a ratio of one new share for every ten old shares.

The Bank's stock is broadly dispersed across individuals and legal entities in Greece and abroad. At 31 December 2003, the Hellenic Republic owned 7.5% of the Bank's capital compared with 12.2% at the end of 2002. It should be noted that in July 2003, the level of state participation in the Bank stood at 18.5% on account of the stock that came into its possession as a result of the maturity of the Hellenic Finance convertible bond, issued in 1999. These shares represented 6.3% of NBG's share capital, and were held by Hellenic Finance, a special purpose Greek state-owned company based in Luxembourg. In October 2003, the Hellenic Republic sold through a private placement (via a bookbuilding process) 11% of the share capital (28 050 000 shares). Two thirds of these shares were taken up by international institutional investors and the remaining by domestic institutionals. As a result, at 31 December 2003, the proportion of shares held by institutional investors and other legal entities abroad increased to 17.2% of NBG's total share capital, compared with 10.3% at the end of 2002.

At 31 December 2003, pension funds supervised by the Hellenic Republic (legal entities of public law) and the rest of the public sector held 17.1% and 3.9% respectively of NBG stock. Thus, at the end of the year, the direct and indirect participation of the Hellenic Republic stood at 28.5%. A substantial stake was in the hands of private domestic investors (28.9%) while other domestic legal entities (pension funds, banks, mutual fund managers, insurance companies, trusts etc.) held 20.7%.

NBG SHAREHOLDER STRUCTURE AT 31.12.2003


NBG SUBSIDIARIES 4.2%
HELLENIC REPUBLIC & PCTS 7.5%
OTHER PUBLIC SECTOR ENTITIES 3.9%
PUBLIC PENSION FUNDS 17.1%
INTERNATIONAL INSTITUTIONALS 17.2%
PRIVATE INTERNATIONAL INVESTORS 0.6%
PRIVATE DOMESTIC INVESTORS 28.9%
OTHER DOMESTIC INSTITUTIONALS 20.7%

Number of NBG shares at 31.12.2003: 255 058 085

NBG SHAREHOLDER STRUCTURE AT 31.12.2002


NBG SUBSIDIARIES 4.9%
HELLENIC REPUBLIC & PCTS 12.2%
HELLENIC FINANCE 6.3%
OTHER PUBLIC SECTOR 6.6%
PUBLIC PENSION FUNDS 17.1%
INTERNATIONAL INSTITUTIONALS 10.3%
PRIVATE INTERNATIONAL INVESTORS 0.5%
PRIVATE DOMESTIC INVESTORS 26.5%
OTHER DOMESTIC INSTITUTIONALS 15.6%

Number of NBG shares at 31.12.2002: 231 870 986

3.3 The performance of NBG stock

In 2003, the price of the stock moved up decisively. This rise was well above the average domestic stock market, as well as stock markets internationally (69% compared with 29.5% for the Athens Stock Exchange (ASE) general index, 58% for the banking index and 17.1% for the

European banking index (FTSE 300 Banks)). Accordingly, the price of NBG's share stood at € 20.74 compared with € 12.27 at 31 December 2002.

NBG SHARE PRICE & TRADING VOLUME



PRICE CHANGE (BASE 31.12.2002=100)
TRADING VOLUME (€ MILLIONS)
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
40
36
32
28
24
20
16
12
8
4
0
31/12/02
30/01/03
27/02/03
31/03/03
05/05/03
02/06/03
01/07/03
29/07/03
27/08/03
24/09/03
22/10/03
20/11/03
18/12/03
NBG TRADING VOLUME
NBG
ASE GENERAL INDEX
BANKING SECTOR INDEX

At 31 December 2003, NBG's market capitalization totaled € 5 290 million, up by € 2 151 million on the previous year. At year-end 2003, NBG held first place in respect of market capitalization on the ASE, with a percentage share of 6.3% compared with 4.7% at the end of the previous year. NBG's share of the total capitalization of the Greek banking sector at 31 December 2003 stood at 21.9%.

NBG share price movements experienced sharp fluctuations in 2003, as did the majority of shares on the ASE. The coefficient of variation for its daily return rose to 2.1% from 1.8% in 2002, though this was lower than in previous years (1999-2001).

Investor interest in NBG stock is reflected in the much higher liquidity ratio (i.e. the ratio of the total annual value of trading in the stock to average capitalization), which is well above corresponding ASE indices and the banking sector as a whole. In 2003, the annual liquidity ratio stood at 51.2% from 20.1% in the previous year. The same index for the Greek banking sector and the ASE stood at 34.9% and 47.6% respectively.

NBG stock market data [1]

	2003	2002	2001	2000	1999
Year-end price (€)	20.7	12.3	24.3	36.8	46.1
Year high (€)	2.5	24.8	41.3	49.4	56.2
Year low (€)	8.1	12.1	19.4	32.6	28.2
Mean price for the year (€)	14.9	18.0	30.8	40.8	41.1
Yearly coefficient of variation for NBG's share price (%)	2.1	1.8	2.2	2.3	2.9
Yearly coefficient of variation for banking sector (%)	1.7	1.4	2.0	2.1	2.6
Yearly coefficient of variation for ASE (%)	1.2	1.1	1.8	2.0	2.4
NBG market capitalization on the ASE (€ millions)	5 290.0	3 130.3	6 094.3	9 485.6	11 543.6
NBG-to-ASE market capitalization ratio at year-end (%)	6.3	4.7	6.4	8.0	5.9
NBG-to-banking sector market capitalization ratio at year-end (%)	22.4	20.1	23.8	25.9	27.4
Total trading volume (€ millions)	1 950.5	910.9	2 464.8	3 461.7	7 686.1
NBG-to-ASE trading volume ratio (%)	5.6	3.7	5.9	3.7	4.5
NBG-to-banking sector trading volume ratio (%)	30.3	27.9	29.0	25.2	28.1
Annual liquidity ratio: NBG (%) [2]	51.2	20.1	31.7	34.2	81.7
Annual liquidity ratio: banking sector (%)	34.9	16.1	27.6	39.7	84.8
Annual liquidity ratio: ASE (%)	47.6	29.9	40.9	65.9	127.4

Sources : ASE, Bloomberg, NBG calculations

(1) For comparisn purposes, share prices have been adjusted (Bloomberg methodology)so as to present changes over the past five years in a single currency.

(2) Ratio os annual trading volume to average capitalization.

4. Management – Divisions – Supervision – Organization chart

4.1 Management

In accordance with article 18 of the Articles of Association, the management of the Bank lies with the Board of Directors, which is composed of nine to fifteen members.

The members of the Board of Directors are elected by the shareholders at their General Meeting, which determines the precise number of the members on the Board. The members of the Board can be replaced at any time by the General Meeting.

The Board of Directors elects from its members, by absolute majority, the Chairman of the Board, the Governor who directs the Bank's operations, and between one and five Deputy Governors. The Chairman of the Board can also be elected as the Governor of the Bank.

The Board of Directors represents the Bank in court and in out of court settlements and can, if it so decides, assign authorities and responsibilities, either in whole or in part, including the representation right, to the Governor, the Deputy Governors, to one or more of its members or the Managers of the Bank or to third parties, determining at the same time the conditions under which these authorities are assigned. Authorities that require joint approval of the Board cannot be assigned.

The Board of Directors can, if decided, delegate part of its authorities and responsibilities, including the representation right, according to article 18 paragraph 2 and article 22 paragraph 3 of Codified Law 2190/1920 as amended, to employees of the Bank or other persons suitably qualified.

The Board of Directors can assign to the Governor and the Deputy Governors the right to further delegate the aforesaid authorities and responsibilities to other employees of the Bank.

The Board of Directors is responsible for:

- the establishment of Branches, Agencies and Representative Offices in Greece and abroad,
- the participation of the Bank in other banks in Greece or abroad or the disposal of its participations,
- the approval of the Organization Chart of the Bank,
- the appointment of the Bank's Managers at the proposal of the Governor,
- the approval of the Bank's and the Group's Financial Statements,
- the setting up of foundations as designated by article 108 of the Civil Code and participation in companies designated by article 784 of the Civil Code.

At 31 December 2003, the Board of Directors of the Bank was composed as follows:

Executive Members

Theodoros B. Karatzas (*died 3 March 2004*)	Chairman - Governor
Theodoros N. Pantalakis	Deputy Governor
Andreas S. Vranas	Deputy Governor
Apostolos S. Tamvakakis	Deputy Governor

Non-Executive Members

H.E. the Metropolitan of Ioannina Theoklitos	
Dimitrios A. Daskalopoulos	*Chairman and Managing Director of Delta S.A.*
Vassilios K. Konstantakopoulos	*Ship's Master of the Merchant Marine / Shipowner*
George Z. Lanaras	*Shipowner*
Miltiadis A. Nektarios	*Chairman of IKA (Social Security Fund)*
Ioannis P. Panagopoulos	*Employees' representative*
Dimitrios Papoulias	*Chairman of the Public Power Corp.*
Vassilios Th. Rapanos	*Chairman of the Council of Economic Advisers*
Avraam I. Triantafyllidis	*Employees' representative*

Independent Non-Executive Members

Panagiotis V. Lambropoulos	*Merchant*
Georgios S. Tsougiopoulos	*Architect Engineer – Urban Planner*

In 2003, the members of the Bank's Board were paid by NBG and its subsidiary companies the amount of € 2 217 404 which was included in the general expenses or appropriation accounts. Further, the Bank paid employer's contributions amounting to € 436 654. At 31 December 2003, the members of the Board held a total of 59 423 NBG shares.

At its meeting of 19 March 2004, the Bank's Board elected Efstratios-Georgios (Takis)Arapoglou Chairman and CEO to replace the late Theodoros Karatzas. As of 22 April 2004, following the resignation of nine Board members, the new Board is composed as follows:

Executive Members

Efstratios-Georgios A. Arapoglou	Chairman and CEO
Ioannis G. Pechlivanidis	Vice Chairman and Deputy CEO

Non-Executive Members

H.E. the Metropolitan of Ioannina Theoklitos	
George M. Athanasopoulos	*Employees' representative (NBG)*
Stefanos C. Vavalidis	*Member of the Board of Directors, European Bank for Reconstruction & Development*
Ioannis C. Yannidis	*Professor, University of Athens Law School*
Dimitrios A. Daskalopoulos	*Chairman and Managing Director, Delta S.A., Vice Chairman, Federation of Greek Industrialists*
Nikolaos D. Efthymiou	*Chairman, Association of Greek Shipowners*
George Z. Lanaras	*Shipowner*
John P. Panagopoulos	*Employees' representative*
Stefanos G. Pantzopoulos	*Business consultant, Former certified auditor*
Constantinos D. Pilarinos	*Economist, General Manager of Finances and Technical Services, Church of Greece*
Drakoulis K. Fountoukakos-Kyriakakos	*Chairman, Athens Chamber of Commerce and Industry*

Independent Non-Executive members

Panagiotis V. Lambropoulos	*Merchant*
Ploutarchos K. Sakellaris	*Professor, University of Athens, and Chairman, Council of Economic Advisors*

4.2 Divisions

General Managers: Core Business Lines

Corporate & Investment Banking	Mr. Alexandros G. Tourkolias
Consumer Banking	Mr. Ioannis A. Filos
Private Banking & Group Treasury	Mr. Petros N. Christodoulou

General Managers: Operations & Support

General Counsel	Mr. Agesilaos D. Karampelas
Human Resources	Mr. Avraam I. Triantafyllidis
Chief Financial and Chief Operations Officer	Mr. Anthimos K. Thomopoulos
International	Mr. Agis I. Leopoulos
Chief Economist & Chief of Strategy	Mr. Paul K. Mylonas
Chief Risk Officer	Mr. Michael A. Oratis
Chief Internal Auditor	Mr. George I. Paschas

It should be noted that until 22 April 2004, the General Manager of Human Resources was Mr Thomas Pliakos, and the General Manager of Investment Banking was Mr Dimitrios Goumas. Furthermore the General Managers of Operational Support (now merged with Financial Services) and Corporate Financing (now merged with Investment Banking) were, respectively, Mr Nikolaos Mallouchos and Mr Dimitrios Pinis. The General Manager of Retail Banking until February 2004 was Mr George Aronis.

In addition, the Bank is organized across management divisions headed by the managers listed below:

Management Divisions

Human Resources Development	Mr. Dimitrios Broustas
Non-Performing Loans	Mr. Panagiotis Kontogiannis
Secretariat	Mr. Alexandros Stavrou
Treasury	Mr. Leonidas Frangiadakis
Group Risk Management	The Chief Risk Officer (see previous table)
International S.E. Europe	Mr. Lazaros Konstantellos
International N. America-Europe-S. Africa	Mr. Konstantinos Othonaios
Cash and Operations	Mr. Spyridon Papadopoulos
Trade Credit	Mr. Manasis Konstantinidis
Capital Markets	Mr. Georgios Langas
Audit	The Chief Internal Auditor (see previous table)
Purchasing	Mr. Ioannis Longakis
Network Operations	Mrs. Maria Myzethra
Electronic Banking	Mr. Konstantinos Marinakis
Consumer Credit	Mr. Dimitrios Pavlakis
Mortgage Lending	Mr. Georgios Kondos
Group Marketing	Mrs. Aikaterini Giannakopoulou
Project Finance	Mr. Georgios Kotsoridis
Shipping Finance	The General Manager, Corporate & Investment Banking (see previous table)
Legal Services	The General Counsel (see previous table)

Financial & Management Accounting	Mr. Ioannis Kyriakopoulos
Business Processes	Mr. Ioannis Balabanis
Property Management	Mr. Damianos Varelis
Commercial Credit	Mr. Theofanis Panagiotopoulos
Information Technology	Mr. Dimitrios Vrailas
Human Resources	Mr. Evangelos Nikolaou
Corporate Advisory	Mr. Vasilios Doultsinos
Strategic Planning and Research	The Chief Economist & Chief of Strategy (see previous table)
Technical Services	Mr. Charilaos Tzannetakis
Financial Institutions	Mr. Ioannis Avgoustis
Private Banking	Mr. Ioannis Georgiadis
Corporate Finance	Mr. Petros Fortounis

Regional Divisions

Branch Network I	Mr. Theodoros Valasiadis
Branch Network II	Mr. Spyridon Asimopoulos
Branch Network III	Mr. Georgios Thanos
Branch Network IV	Mr. Pavlos Skoutaris
Branch Network V	Mr. Antonios Bousis
Branch Network VI	Mr. Georgios Tzecheridis
Historical Archives Sub-Division	Mr. Gerasimos Notaras

Salaries paid by the Bank and its subsidiary companies to the General Managers and Managers of the above Divisions and Network Divisions in 2003 amounted to € 7 710 417. This amount was included in the general expenses or appropriation accounts. The Bank paid employer's contributions of € 1 641 682. At 31 December 2003, the managers of the Divisions held 29 766 NBG shares in total.

4.3 Supervision

The certified auditors of the Bank are charged by Law with supervision. According to L.2076/92 internal control is performed by the Internal Audit Division of the Bank.

In accordance with the provisions of PD 267/24.7.95 applicable to groups that include at least one credit institution, the Bank as a group is supervised by the Central Bank of Greece.

Bank of Greece Governor's Act 2438/ 6.8.98 introduced a framework of general rules for the operation of internal control systems of Credit Institutions. Pursuant to this Act, NBG set up an Audit Committee. The findings of the Committee for the accounting year 2003 are included in the Appendix to the Financial Statements.

4.4 Organization chart


CHAIRMAN and CEO
Takis Arapoglou
Chairman´s Office
VICE CHAIRMAN and DEPUTY CEO
I. Pechlivanidis
Deputy Chairman´s Office
CHIEF FINANCIAL & CHIEF OPERATIONS OFFICER
A. Thomopoulos
Financial & Mngt Accounting
Business Processes
Financial Insitutions
Technical Services
Electronic Banking
Property Management
Purchasing
Information Technology
Cash & Operations
HEAD OF International
A. Leopoulos
International SE Europe
International N. America – Europe – S. Africa
GENERAL COUNSEL
A. Karampelas
Secretariat
Legal Services
HEAD OF Human Resources
A. Triantafillidis
Human Resources
Human Resources Development
CHIEF ECONOMIST & CHIEF OF STRATEGY
P. Mylonas
Strategic Planning & Research
CHIEF RISK OFFICER
M. Oratis
Group Risk Management
CHIEF INTERNAL AUDITOR
G. Paschas
Audit
Historical Archive
GENERALMANAGER Corporate & Investment Banking
A. Tourkolias
Corporate Finance
Commercial Credit
Shipping Finance
Project Finance
Corporate Advisory
Non-Performing Loans
Capital Markets
GENERALMANAGER Consumer Banking
Y. Filos
Mortgage Lending
Consumer Credit
Trade Finance
Network Operations
Branch Network I
Branch Network II
Branch Network III
Branch Network IV
Branch Network V
Branch Network VI
Main Branch 040
Panepistimiou Branch 720
GENERAL MANAGER Private Banking & Group Treasury
P. Christodoulou
Private Banking
Treasury
Group Marketing

4.5 Staff

The personnel of NBG as at 31 December 2003 comprised 14 631 individuals (including local personnel of foreign branches) compared with 14 707 a year previously. The corresponding figures for the Group were 20 752 and 20 146 respectively.

The number of employees by category during the last three years is set out below:

	2001	2002	2003
Accountants - Cashiers	7 803	7 467	7 416
Higher qualification personnel	5 697	5 392	5 428
Officers – Cleaners -Technicians	1 354	1 310	1 273
Guards - Workers	27	27	26
Total domestic employees	**14 881**	**14 196**(1)	**14 143**
Foreign branch employees	313	394	488
Total	**15 194**	**14 590**	**14 632**

(1) *107 employees and 10 lawyers of the former ETEBA are not included in these figures. They were transferred, respectively, to the Personnel Division and the Legal Division after the decision to merge ETEBA with the Bank (20.12.2002).*

The increase in staff numbers at group level is due to the acquisition of Banca Romaneasca, with a staff of 650 individuals.

4.6 Curricula vitae

Chairman of the Board of Directors

Theodoros Karatzas. Mr Karatzas was appointed Governor of the Bank in February 1996 and remained in this post until his death on 3 March 2004. He was a graduate of Athens Law School and the Center for European Studies, Strasbourg University. During 1982-1985, he was the Managing Director of ETEBA, Chairman of the Board of Directors of Banque Franco-Hellenique de Commerce International et Maritime and Chairman of the Board of Directors of ASPIS Housing Bank. During 1985-1987, he was the Secretary General of the Ministry of National Economy and in the period 1987-1988 he was Deputy-Minister for National Economy. In the period 1986-1987, he was Chairman of the Modernization of the Greek Banking System Committee, which set the base for the liberalization of the Greek financial market in the late 1980s and early 90s. Mr. Karatzas was a member of the Athens Law Society from 1955 onwards, published articles on commercial and maritime Law and was Chairman of the Hellenic Banking Association from 1996 onwards and Chairman of 5 subsidiaries of the Group located outside Greece.

Efstratios-Georgios (Takis) Arapoglou. Takis Arapoglou became Chairman and CEO of the Bank on 19 March 2004. He is a graduate of the University of Athens School of Mathematics (1974), and holds a BSc in Naval Architecture from the University of Glasgow (1977) and an MSc in Management from the University of Brunel, London (1978). From 1978 to 1991 he worked for Paine Webber, Citicorp Investment Bank and Chase Investment Bank in London specializing in debt and equity capital markets, derivatives and strategic consulting for multinational companies, financial organizations and governments in N. America, Scandinavia and Western Europe.

In 1991, he became President and CEO of the Ionian and Popular Bank of Greece Group. He was also appointed President of DIAS Interbanking Systems S.A., overseeing the completion of the project, which was delivered to the Greek banking system in 1993. From 1994 to 1997 he served as General Manager of American Express-Greece and in 1997 became General Manager of Citibank/Citigroup-Greece. In 2000, he joined Citigroup in London as managing director and global banks industry head, and at the beginning of 2004 became senior advisor on global corporate and investment banking.

He has served as a member of the Supervisory Boards of Citibank-Sweden (1984/85) and Chase Manhattan Bank-Finland (1989/90), the Boards of the Hellenic Bank Association (1991/93) and the Egyptian American Bank, an American Express subsidiary in Egypt (1994/96), and the Asset and Liability Committee of Citigroup Europe.

Deputy Governors

Theodoros Pantalakis. Mr. Pantalakis, 49, was appointed Deputy Governor of the Bank in 1996, remaining in this post until 22 April 2004. In addition, he was chairman or board member of several Group companies, including Ethniki Insurance and Astir Hotels. He is also Vice-Chairman of the Board of the Athens Clearing House. He holds a degree in Business Administration from the University of Piraeus. Mr. Pantalakis worked as a financial analyst in commercial and industrial companies prior to being employed by ETEBA in 1980. In 1991, he was appointed Deputy Managing Director of the Interamerican Group and in 1996 returned to the NBG Group.

Andreas Vranas. Mr. Vranas, 51, was appointed Deputy Governor of the Bank in 1996, remaining in this post until 22 April 2004. He also served as Vice-Chairman of the Board of NBG, as well as chairman or board member of several Group companies, including Ethniki Leasing. Mr. Vranas holds a degree in Business Administration from the Economics University of Athens, a postgraduate degree in Finance from the University of Manchester, and a PhD in Finance from the University of Athens. He worked at ETEBA during 1979-1985, and the Ministry of National Economy from 1985 until 1988, before rejoining ETEBA.

Apostolos Tamvakakis. Mr. Tamvakakis, 46, was appointed Deputy Governor of the Bank in 1998, remaining in this post until 22 April 2004. He also served as Vice-Chairman of the Board of NBG, as well as chairman or board member of several Group companies, including National Management and Organization Company. In 1996, he was appointed Deputy Governor of National Mortgage Bank. He joined the NBG Group following his resignation from ABN-AMRO Bank, where he was Deputy General Manager for seven years. Mr. Tamvakakis is a graduate of the Economics University of Athens, and holds a postgraduate degree from the University of Saskatchewan, Canada.

Ioannis Pechlivanidis. Mr. Pechlivanidis, 51, was appointed Vice Chairman and Deputy CEO of the Bank on 22 April 2004. He holds a BA in Economics from Wesleyan University, USA, and an MSc in Economics from the London School of Economics. He worked at The First National Bank of Chicago from 1980 to 1989, subsequently becoming Loan Manager at the Bank of America. In 1990, he joined Xiosbank, becoming General Manager in 1997. In 1999, he was appointed to the post of Deputy Managing Director of Piraeus Bank, going on to become Managing Director of Novabank in Athens. Since 2003, until taking up his new appointment, he held the post of first Vice-Chairman of Bank Post (a subsidiary of Eurobank in Romania).

In line with the new organization structure of the Bank, all the General Divisions, as well as the Marketing Division and the Historical Archive Sub-Division, report directly to the Chairman and Deputy Chairman.

4.7 Pending Court Cases

In the course of its regular business activities, the Bank as well as the other companies of the Group are involved in court or other cases. The Bank considers that should these pending cases go against the Bank they will not materially affect the financial situation of the Group as a whole.

5. Activities of the NBG Group

5.1 Retail banking

Retail banking is a key source of income for the Group. The rapid growth of operations in recent years has brought about radical change in the nature of our business focus and has played a defining role in boosting core profitability.

In the retail-banking segment, 2003 was a watershed year in the history of the Bank. At the end of the year, the retail lending balance – including housing and consumer loans, credit cards, and lending to professionals and small businesses – grew by 25.4%, totaling € 11 112 million. This was the first time that retail lending outstanding exceeds corporate lending, accounting for 54% of NBG's total lending. This development should be seen as a direct result of the strategic decision taken in 1998 to make retail banking one of our main activities.

Consumer credit

In 2003, the Bank achieved a year-on-year increase of 31% in the consumer credit balance, with new disbursements totaling € 1 012 million, as against € 774 million in 2002.

NBG CONSUMER LOANS
(BALANCES AT YEAR END - € MILLIONS)


1800
1600
1400
1200
1000
800
600
400
200
0
328
608
997
1 218
1 592
1999
2000
2001
2002
2003

Consumer credit performance was enhanced by the fact that the Bank of Greece lifted regulatory ceilings on consumer credit. NBG seized the opportunity by redesigning products and procedures to better meet borrowers' needs. For instance, we have introduced a process of automatic step-ups in credit limits for existing customers with open-end loans, thus generating 43% growth in the balance of this product during H2 2003.

Furthermore, at the end of October 2003, the Bank launched a new consumer product named after the "Weight Lifting" Olympic event, which has proved particularly popular with customers. The product aims to merge and transfer to NBG, on more favorable repayment terms, all forms of consumer credit and credit card outstanding balances owed to other banks.

The Bank also designed and introduced an automated loan request system via the internet, known as Business Fast Credit (BFC), intended to deal with loans activated via the Bank's business partners. The launch of the system has led to increased partnerships with retailers and further improvements in the quality of services provided.

Credit cards

In seeking to further improve services and competitiveness in the credit card segment, NBG increased its customer base and operations by marketing new products and packages while also strengthening customer loyalty. Specifically, in 2003, the Group launched:

- A "Cash-Back" package, which boosted the volume of transactions by rewarding customers that generate high volumes of transactions, and strengthening customer loyalty among credit card holders.

- A package offering customers the opportunity to transfer credit card balances at rival banks to NBG credit cards, which led to a 48% and 65% increase in the number of cards and transferred amounts respectively in 2003.
- Automatic increases in credit limits, which helped boost the level of credit card balances.
- "Smart Card Visa", the first Visa card in Greece to offer easy management of customer reward programs, fuller information to customers, and greater transaction security.
- "Up-selling", a program to upgrade from the classic MasterCard to Gold MasterCard. This led to the issue of no less than 40 000 Gold MasterCards in 2003.
- A new "Network Support" service designed to support branches and customers on matters related to the issuance of cards and loans.
- The electronic review and payment of bills via the internet for businesses working in partnership with the Group.

CREDIT CARDS
(BALANCES AT YEAR END - € MILLIONS)



1400
1200
1000
800
600
400
200
0
353
528
780
1 030
1 221
1999
2000
2001
2002
2003

These actions led to a 35% increase in card numbers in 2003, lifting the total to 1 486 000. Likewise, the credit card balance at NBG grew by 18.5%, reaching € 1 221 million at 31 December 2003.

NUMBER OF CREDIT & DEBIT CARDS
(000s)



2003
2002
2001
2000
1999
1998
1486
2425
1098
2073
865
1771
629
1501
502
1241
330
1009
0
500
1000
1500
2000
2500
3000
3500
4000
4500
CREDIT CARDS
DEBIT CARDS

The key contributor to growth in retail banking via credit cards was the network of businesses working in partnership with NBG, which continued to expand in 2003: POS machines at 31

December 2003 numbered more than 50 000. The volume of transactions carried out via partner businesses – which total around 83 000 – grew by 8.2%, generating total acquiring of € 1 021 million.

As part of our package of new services to customers, we now offer our business partners the opportunity of immediate payment on installment sales. Since September 2003, more than 500 businesses have joined the program.

NUMBER OF POS TERMINALS


2003
2002
2001
2000
1999
1998
50 000
45 000
33 000
15 025
8 635
5 230
0
10000
20000
30000
40000
50000
60000

TRANSACTION VOLUME (ACQUIRING)
(€ MILLIONS)


2003
2002
2001
2000
1999
1998
1 021
944
787
629
537
465
0
200
400
600
800
1000
1200

Mortgage lending

In 2003, the Bank achieved growth of 35% in new housing loan disbursements, totaling € 1 802 million, compared with € 1 338 million in 2002. Thus, despite the high level of mortgage repayments in 2003 (over € 550 million), the housing loan balance at 31 December 2003 stood at € 6 907 million as against € 5 640 million at the end of 2002, up 22.5%.

NBG MORTGAGE LOANS
(DISBURSEMENTS - € MILLIONS)


2000
1500
1000
500
0
599
846
1 224
1 338
1 802
1999
2000
2001
2002
2003

NBG MORTGAGE LOANS
(BALANCES AT YEAR END - € MILLIONS)


8000
7000
6000
5000
4000
3000
2000
1000
0
3 158
3 701
4 614
5 640
6 907
1999
2000
2001
2002
2003

Our housing loan products "NBG Housing Loan 1" and "NBG Housing Loan Privilege", which adjust broadly in line with market interest rates, accounted for 44% of new loans in 2003. It may be noted that NBG Housing Loan Privilege links the interest rate of the loan directly to the basic ECB rate.

Furthermore, there was a surge in demand for fixed-rate NBG Housing Loans of 3, 5, 10, 15 and 20 year durations. Despite the substantial increase, however, these housing loans comprise only a small portion of total new loans.

There was a substantial increase in the number of mortgage loan requests in 2003 by 18%, due to active marketing by the network and the effective leverage of the Bank's customer base. Notably, the vast majority of housing loans (95%) are loans for homes. To illustrate, loans designed to meet housing needs for first homes (home purchase, construction, restoration and improvements) account for approximately 75% of lending, and loans for second homes 20%.

One of our key objectives for the year ahead is to further activate our branch network and to promote alternative distribution channels for loans, with the intermediation of construction companies, estate agents and insurance agents at Ethniki Hellenic General Insurance. The Bank will continue to leverage its customer base, speed up loan approval procedures, and maintain its competitive pricing policy.

Lending to professionals and small businesses

Financing to small businesses was our best performing market segment in 2003. By offering attractive financing packages for select categories of small businesses and professionals, we managed to boost active customers by 44% during 2003, thus raising the total number of small business customers to over 31 000. Accordingly, balances in this segment grew by an impressive 65%.

The greatest contribution to our efforts to increase market share in this segment came from the Open Professional Plan financing package. The balance of loans stemming from this package grew by over 280% in 2003. Furthermore, new highly competitive products for meeting temporary or more permanent financing needs of specific professional and small business categories were launched.

We have sought to capitalize on our large customer base by making special offers to various categories of professionals, such as lawyers, architects and civil engineers. Furthermore, we developed methods for loan pre-approval for existing customers with a good credit record.

LENDING TO PROFESSIONALS & SMALL BUSINESSES (BALANCES - € MILLIONS)


900
800
700
600
500
400
300
200
100
0
503
564
649
682
829
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03

In the year ahead the Bank plans to promote tailor-made products to professionals and small businesses, launch new products to meet the needs of specific sectors, and fully exploit the opportunities arising from Community Support Framework III funding and the launch of TEMPME, the Small Business Guarantee Fund.

5.2 Business lending

Corporate lending comprises one of the core focuses of NBG's business strategy. The Group is increasing its focus on sectors that present strong growth and healthy profit margins with a view to maintaining its leading position in business lending in Greece. This is evidenced by the magnitude of the expansion of the business loan portfolio in 2003.

At the present juncture, the Bank not only needs to apply its customer base, but also to offer innovative, tailor-made products to companies so as to enhance its profile as a business partner and advisor to Greek enterprises.

Corporate lending

Large corporations, with annual turnover in excess of € 50 million, comprise the largest segment of NBG's business lending operations. In 2003, the Bank increased its lending to private businesses significantly, capitalizing on the increased investment needs of companies seeking to benefit from CSF III funds, the 2004 Athens Olympics, energy-related and self-funded projects, and the generally favorable business environment.

BREAKDOWN OF NBG's BUSINESS LENDING PORTFOLIO
(2003)


SHIPPING
9.4%
PUBLIC SECTOR
16.5%
SME's
30.4%
LARGE
CORPORATES
43.7%

We placed special emphasis on developing modern financing operations, such as project finance, leasing, syndicated and bonded loans, and factoring. Furthermore, we developed a number of integrated packages of services for companies, drawing on our cross-selling capabilities.

Thanks to these efforts, NBG succeeded in growing its lending to the private sector by 4% in 2003, while, if loans structured as bonds are included, the increase comes close to 12%. On the other hand, the loans outstanding to public sector corporations declined by around 32%.

NBG BUSINESS LENDING
CUSTOMER GROWTH 2003


%
18
16
14
12
10
8
6
4
2
0
11.9%
17.0%
13.3%
LARGE CORPORATES
SHIPPING
MEs

Shipping credit

Shipping is a long-established area of our business, in which we hold a leading position in Greece, and fourth place internationally vis-à-vis the financing of the Greek-owned fleet. In fact, 2003 was a particularly good year for the sector, on account of rising demand in Asia, and especially China. The number of ships under finance totaled 262, of which 38% are tankers and product carriers, 23% bulk carriers, 13% containers, 18% ferries, and 8% special purpose carriers.

New financing amounted to US$ 270 million, up 27% on the previous year, while the loan portfolio in the sector increased by 13%, amounting to US$ 998 million. Financed vessels that are less than 5 years old now represent 45% of NBG's total financing to shipping. The level of loan collateral is currently equivalent to 150% of total shipping loans.

Lending to medium-sized enterprises

In 2003, lending to medium-sized enterprises (MEs) was our fastest growing segment of business lending. Since 2002, our strategy has focused on stepping up our lending activity to MEs and increasing our market share in the segment by marketing flexible banking products, capitalizing on our customer base and attracting new customers. As a result of these efforts, in

2003, we also achieved a 13.3% increase in MEs under finance, while the loan balance grew by around 20% y-o-y.

In our systematic efforts to attract new customers and increase lending to MEs, we completed the first phase of our involvement in the ME investment funding application process (collection of investment proposals) within the context of the CSF III funding program. This was facilitated by our credit centers, which assessed the investment proposals together with the assistance of the branch network.

Specialized credit operations such as leasing and factoring, which generally concern medium firms, deserve special mention. In 2003, 833 new leasing contracts were signed representing a total value of € 164 million, compared with 821 (€ 69.4 million) in 2002. The 137% growth in the value of leasing contracts largely concerned property. Thus, turnover grew by 30%, totaling € 61 million. In the factoring segment, turnover and customer volume grew by 61% and 54% respectively.

5.3 Asset management

NBG's strong core deposit base has served as the platform for successful expansion into other market segments. In 2003, the Group continued to offer a wide range of investment products, responding to customers' expectations for enhanced opportunities to diversify their investments and improve returns within a macroeconomic environment of declining interest rates.

Deposits – investment products

Despite sharper competition and increased demand for alternative forms of investment, the Group's funds owed to retail customers stood at € 38 978 million at 31 December 2003, down 2.6%. Repos presented the greatest decline, by 18.9%, and time deposits fell by 17.2%. These reductions have been counterbalanced by an impressive growth in the Group's mutual fund products. Overall, funds under management in 2003 reached € 45.2 billion, up 4.8%.

Likewise, savings and sight deposits increased by 4.2%. These constitute the main deposit base of the Group, comprising 72.4% of its total deposits at 31 December 2003. Specifically, savings deposits increased by 3.7% in 2003, while sight deposits rose by 6.9%.

BREAKDOWN OF NBG GROUP DEPOSITS IN 2003


REPOS
5.1%
OTHER
1.2%
DEMAND
11.4%
TIME
21.3%
SAVINGS
61.0%

This large deposit base, particularly savings deposits, provides us with a strong competitive advantage, enabling us to grow our loan portfolio without resorting to the interbank market. It may also be noted that at 31 December 2003, the loans-to-deposit ratio of the Group stood at 58.2%. The broad deposit base is the most important source of new customers in retail banking and asset management.

During a period of low interest rates, significant interest was displayed in more sophisticated deposit products such as guaranteed capital products. The products released in 2003 generated substantial returns versus traditional deposit products while providing full guarantee on the initial capital invested. A total of 89 new issues were released, up 200% on the previous year.

Mutual funds

Having foreseen the desire for products offering higher returns, we steadily broadened the range of MF products available from the beginning of 2003 onwards. The reduction in time deposits and repos reflects the shift by investors towards NBG's MFs, in particular money market funds. As a result, we increased our market share in MF management by 8.6 percentage points to 25.3% at 31 December 2003, while Delos funds under management increased by 81.5%, totaling € 7.7 billion, compared with € 4.2 billion in 2002.

MUTUAL FUNDS: MARKET SHARE 2001-2003


%
30
25
20
15
10
5
0
15.8%
16.7%
25.3%
2001
2002
2003

Furthermore, NBG broadened its Delos brand MF product range from 16 to 20. It also launched 5 new MF NBG SICAVs, which invest their funds in international securities, offering greater diversification and the potential for higher returns.

In 2003, we launched an integrated fund management system for pension funds and, more generally, institutional investors. The Group today manages two such institutional portfolios: the TAP-OTE pension fund and IKA mutual fund assets.

Similarly, we sought to boost MF sales and stepped up staff training for the purpose. The Sales Promotion Center, which was launched in 2002, provided excellent support for the sales networks, dealing with an average of 1 000 telephone queries daily.

These moves were accompanied by the upgrade of operational systems. For instance, we have launched Bloomberg's Portfolio Order Management System so that customers can monitor effectively the position of their portfolios.

The favorable growth environment for asset management operations, alongside our successful marketing strategy, led to the expansion in the Delos client base by 18 000 unit holders, bringing their total number to around 200 000.

Private banking

Our private banking activities aim to provide high net worth clients with top quality services. To this end, we operate specialized private banking units in Athens, Thessaloniki and London.

In 2003, the foundations were laid for the operation of the new private banking units, with a view to providing our clients with more integrated services. At the beginning of the year, we set up a unit in Athens, where customers can conduct all their business. In June 2003, we launched our International Private Banking unit in London, which offers a broad range of investment products and services. Our Thessaloniki unit has been operating since the end of 2003, with a view to serving the inhabitants of Greece's second city and the rest of northern Greece. The Thessaloniki unit is a pilot unit that could well lead to the launch of similar units at other locations in Greece.

To support our private banking operations we have set up a new computing system (IMS Plus), which is capable of monitoring the performance of all the investment products in a customer's portfolio. We are also in the final stages of launching an application that will enable customers to view their portfolios via the internet.

5.4 Investment banking

Once again, in 2003, the Group maintained its leading position in investment banking, together with treasury activities, capital market operations, debt underwriting and consulting services, endeavoring to provide our customers with rapid, top quality services.

Treasury activities

Our Treasury is highly active in the trading and marketing of Greek government bonds, foreign exchange, interbank products and market-traded and OTC financial derivatives. It also offers the network value added deposit products and investment recommendations to institutional investors, corporations and major private sector clients.

Evidence of our very substantial experience and position in the market lies in the fact that for the third consecutive year, according to Bank of Greece data, NBG was ranked first among 18 Primary Dealers in government bonds traded through the Electronic Secondary Securities Market. Moreover, the Bank's participation, as a general clearing member, in the Frankfurt-based Eurex derivatives exchange, the largest of its kind in the world, is a mark of success.

The Group is also a primary interbank dealer on the European level. In recognition of the significant role that we play in the interbank money market, we have been appointed to the ECB's Money Market Contact Committee, which monitors the liquidity situation in the European interbank market.

Furthermore, in the interbank market for Greek government bond repos the Group controls the largest share of the market on a European level. NBG is the only Greek bank participating on a daily basis in the Eurepo panel, which determines official rates for euro-area bond repos. Lastly, for the second consecutive year, the Bank in 2003 held first place among Greek banks in FX dealing, according to Global Finance.

Brokerage

In 2003, stock markets in Greece and internationally recovered, thus encouraging many investors to reenter the marketplace, and leading to an improvement in stockbroking income.

The Group succeeded in enlarging significantly its market share in broking transactions from 7.8% in 2002 to 11.5% in 2003. The growth in market share stemmed mainly from growth in all customer segments (Greek and foreign institutionals, and individual investors), as the Bank continued its effort to offer added value to its customers. With its customer oriented philosophy, NBG focused on meeting the needs of individual customers, as regards both the product mix and the most effective ways to serve, communicate and support customers.

Furthermore, the Group continued its successful promotion of new investment services launched in 2002 (Cosmos: transactions in 31 international markets, Margin Account: purchasing shares on credit, the sale of derivatives, and on-line trading), aiming to meet the needs of today's customers and broaden the range of investment options available. It is worth noting that revenues from these new services accounted for 8.5% of total revenue from broking operations.

A significant contribution to the growth in the Group's stock exchange operations was made by the call center, which generates approximately 35% of the total brokerage sales of the NBG network.

Underwriting and consulting services

In 2003, the number of initial public offerings declined (from 20 in 2002 to 16 in 2003), while the level of risk undertaken rose by 45%. On the basis of the total level of risk undertaken, the Group increased its market share to 23.2%.

The Group acted as coordinator, lead manager or underwriter in 12 of the 16 issues relating to companies on the Main, Parallel and New Stock Exchanges.

Specifically, the Group acted as:

- Coordinator and bookbuilder, as well as financial advisor to the Greek Government, in the global offering for the third share package in the Public Power Corporation's privatization process.
- Global Coordinator, Lead Manager, bookbuilder and financial advisor to the Greek Government for the third tranche of the Football Pools Organization (OPAP) flotation process.
- Financial advisor to the Greek Government for the public offering of Hellenic Stock Exchanges S.A., controlled by the Greek state and the Public Company for Transferable Securities S.A. (DEKA) to other current shareholders.
- Underwriter for the public offering of Piraeus Port Organization S.A.

In the sphere of government and corporate debt, NBG acted as underwriter in a number of key bond issues during 2003:

- Global offering of the Greek government benchmark 10-year bond, totaling € 5 billion.
- Global offering of the first Hellenic Republic bond linked to the euro-area harmonized inflation index.
- Pioneering financing of the New Economy Fund (TANEO) through securitization of future revenues.
- Participation in the issue of the Aspis Bank's first housing loan securitization bond.

Our provision of consulting services to the Greek public sector continued at a brisk pace in 2003, principally in the sphere of major ongoing and upcoming infrastructure projects via concession agreements (e.g. the Rio-Antirio Bridge, the Athens Ring-Road, six concession consortiums for Greek highways, and the Thessaloniki submarine road artery). Our consulting services to the government regarding the Thessaloniki Subway were completed within 2003.

In 2003, the Group completed its provision of consulting services to private firms involved in two projects under concession. At the same time it is participating as coordinator in two private construction consortia, which are bidding for projects under concession agreements in Greece and SE Europe (Romania). In 2004, the Group is set to work alongside private business groups for the provision of consulting services, with a view to participating in tenders -- due to be launched this year -- for the construction of power stations.

Lastly, the Group offers financial consulting services in the following areas:

- Mergers and acquisitions in the private and public sectors.
- Consultant to the state for privatization programs.
- Business restructuring and reform.
- Sustainability and valuation studies for businesses.

The Group was successful in its role of advisor to the Greek state in the complex task of seeking a strategic partner for Hellenic Petroleum S.A. Moreover, in cooperation with other banking groups, it has undertaken to find a strategic investor for Olympic Airways.

Venture capital

The Group's venture capital activity extends to Greece and the wider region of SE Europe, while it also considers investment opportunities in other regions, chiefly in Western Europe, when Greek businesses or entrepreneurs are involved.

In 2003, the Group's Venture Capital/Private Equity business saw a number of developments:

- The Group joined the front-runners in Greece and SE Europe in venture capital activities. Moreover, it operates the only specialized fund for high-tech investments in Greece, NBG Technology LP.

- NBG Emerging Europe Fund LP, launched in 2002, realized its first successful liquidation of an investment, reaping significant returns on its invested capital (30% on an annual basis).

The Group is currently planning to launch two new Funds, NBG Greek Private Equity Fund, which will invest principally in mature businesses in Greece, and NBG Greek SME Fund, which will invest chiefly in non-listed SMEs operating exclusively in Greece. At 31 December 2003, the Group's funds under management totaled € 422 million.

In 2004, the Group will continue to focus on new investment opportunities in dynamic, fast growing businesses that primarily target markets outside Greece.

Custodian services

The NBG Group holds first place in the provision of custodian services in Greece and is the sole Greek credit institution offering such services to foreign institutional investors. In 2003, the number of custodian customers grew significantly, while the outlook is positive for further expansion in operations, as this market segment will grow significantly looking forward. At 31 December 2003, the Group's market share in custodian services towards foreign institutional investors amounted to 23%.

5.5 International activities

International activities have formed a dynamic component of the Group's operations over the past few years. The Group is active in 17 countries outside Greece via a 283-unit network of branches, representative offices and subsidiaries employing a total of 5 865 individuals. Our international strategy aims to forge the NBG Group into a vigorous regional force in SE Europe and to consolidate its presence in major financial centers worldwide. In 2003, the Group:

- Acquired an 81.6% share in the medium-sized Banca Romaneasca, thus reinforcing NBG's presence in Romania. With this strategic move the NBG Group completed the greater part of its investment program in SE Europe. In the coming period, the Group will focus mainly on organic growth, deepening retail banking operations, and expanding asset management, using the model we have successfully applied in Greece.
- Continued to restructure its network in SE Europe.
- Fully restructured its branch network in Western Europe, focusing its activities on specialized areas such as private banking, shipping, and syndicated loans.
- Reinforced the presence of Atlantic Bank of New York in the local market through the acquisition of the Manhattan branch of Allied Irish Banks.

Specifically, the Group reduced its network of banking units in the UK, Germany and South Africa. In the UK, where NBG boasts 100 years of banking presence, weight is now placed on wholesale banking and private banking activities, whereas in Germany and France emphasis has been placed on strengthening lending operations through participation in international syndicated loans.

In SE Europe there was intense restructuring and expansion of the Bank's and its subsidiaries' networks, with impressive results, as both loans and deposits posted growth of 36% and 15% respectively (incl. Banca Romaneasca), and total assets increased by 20%.

In Bulgaria, following its network restructuring in 2002, NBG's subsidiary United Bulgarian Bank (UBB) has entered an expansion phase, opening six new units. UBB reinforced its consumer and mortgage credit operations by designing and marketing new products and services. Similarly, the bank broadened its product marketing networks through telephone sales, and applied modern practices for credit risk assessment and debt recovery.

In 2003, UBB maintained its leading market position in retail banking and business credit. To illustrate, UBB's retail banking portfolio increased by 164% and its corresponding market share rose from 9.5% in 2002 to 15% in 2003. Lending to businesses grew by 31%, and the total loan portfolio by 53%. A new system implemented by UBB that enabled it to evaluate loan applicants' creditworthiness more effectively contributed significantly to the increase in the bank's business credit balances.

In 2003, UBB's pre-tax profits totaled € 40 million, up by 107% on the previous year, whereas the bank's pre-tax return on equity stood at 28.2% and the cost-to-income ratio improved further, declining to 51.4%.

Eight new banking units were opened in Serbia and Montenegro as the ongoing stabilization of the local economy improves the outlook for the country. Despite the fact that local operations were launched relatively recently (in 2002), NBG has already expanded them further to cover a full range of banking services, by planning and marketing new housing credit and deposit products and extending micro-loans to very small enterprises.

Subsidiary Stopanska Banka continued its network restructuring effort and reduced excess staff, as it posted profits for the first time since it was acquired by NBG. In 2003, the total lending volume grew by 26%, while retail banking lending grew by 210%. As a result of the surge in retail lending, Stopanska's market share reached 27%, up from 12% in 2002. The increase in retail lending was largely attributable to a number of new products launched by the bank (i.e. car loans and credit cards) and the effective exploitation of alternative sales networks (via retailers and telemarketing).

Banca Romaneasca, which operates a 25-banking unit network in the principal commercial centers of Romania, focuses on lending to SMEs. Its retail banking operations are also significant, given the bank's favorable prospects for cross-sales through its long established collaboration with Western Union. Banca Romaneasca's credit growth is expected to further enhance its profitability.

NBG Cyprus also reinforced its network through the addition of a new banking unit and managed to increase its pre-tax profit by 25% despite the adverse economic environment and intense banking competition in the local market.

To support the successful expansion in retail banking activities in SE Europe, the NBG Group introduced Credit Liaison Officers, to facilitate and speed up the lending process. Moreover, the Group sought to ensure effective IT support for its banking operations through the implementation of various projects, such as the installation of the Globus system and the marketing of e-banking services. At the same time, the "Saving Together" plan was implemented, pursuant to a number of procurement agreements at the Group level, with a view to cutting down the operating costs of the NBG network and overseas subsidiaries.

The Bank set up an International Retail Banking Team with a view to further strengthening retail banking operations abroad in a uniform, systematic fashion, transferring know-how from the parent organization and attaining synergies and economies of scale. On the communications side, a Newsletter has been launched for the staff at all our international units. This will help us to foster a common identity across our widely spread international units, and to improve the dissemination of information regarding our activities around the world.

Atlantic Bank of New York (ABNY) continued to pursue its successful strategy for network expansion in 2003. Following its merger with Yonkers Financial Corporation in 2002, ABNY acquired the local central branch of Allied Irish Banks (AIB) in mid-September 2003 and launched two new banking units in New York. As a result of these moves, ABNY expanded its network to a total of 23 units and increased its staff to 457 employees. ABNY has concentrated on the New York metropolitan area, focusing on SMEs and commercial property.

National Bank of Greece (Canada) completed its administrative restructuring by consolidating its administrative functions into two centers. Furthermore, it launched a special FX center and developed new capital-guaranteed investment products with returns linked to the performance of stock indices.

5.6 Other activities of the NBG Group

Alongside its core activities, the NBG Group also maintains a dynamic presence in the insurance, real estate and hotel services sectors via its specialized companies.

Insurance

Ethniki Hellenic General Insurance S.A. holds a leading position in the Greek insurance sector, offering insurance cover for a broad range of risks, including life, health, fire, calamity, credit, hull, aircraft and cargo.

These insurance products are marketed via a network of 58 branches, 124 insurance offices and 1 330 insurance agencies throughout the country. Since 2003, they have also been available via NBG's network (bancassurance). Notably, 76% of housing loans granted in the previous year were accompanied by property insurance policies from Ethniki Insurance.

In Greece, the Group holds first place in the non-life insurance sector and second place in the life insurance sector with 20% and 17% market shares respectively.

In 2003, total insurance premium production grew by 2.8%, reaching € 611 million, compared with € 595 million in the previous year. Ethniki's net pre-tax profit grew by 426%, reaching € 17.3 million at 31 December 2003, compared with € 3.3 million a year earlier. These very satisfactory results stemmed largely from the successful combination of the growth in revenues from insurance operations, the containment of operating expenses, as well as increased investment earnings.

Research and development of new products marketed via Ethniki Insurance's network and NBG's banking units focused on:

- New life insurance products, such as the students' insurance program, "golden age" senior citizens' protection program and 24-hour accident protection program.
- Civil liability products.
- Upgraded SME insurance cover.

Moreover, in 2003 Ethniki Insurance increased its share capital and reinforced its capital base by € 60 million, as a result of which the company's solvency ratio was significantly enhanced. It may be noted that the company's equity grew by € 102.4 million in 2003, following property revaluation to fair value pursuant to Law 3229/2004.

Ethniki Hellenic General Insurance - Key figures

(€ thousands)	2003	2002	±%
Assets	1 590 481	1 319 584	+20.5%
Equity	271 719	89 132	+204.9%
Profit before tax	17 250	3 278	+426.2%

Real estate and general warehouses

The NBG Group is active in the real estate sector via the parent company NBG, Ethniki Kefalaiou S.A., and National Real Estate.

In 2003, NBG posted total profit of approximately € 40 million from property management as well as non-core property sales, up 66.7% on the previous year. Furthermore, the Group's net profit from property sales realized by Ethniki Kefalaiou stood at € 2 million. At 31 December 2003, the company was managing a total of 94 properties worth € 36 million (remaining book value after accumulated depreciation charges).

Profit from sale of the Group's real estate totaled € 37.7 million, up 5% on the previous year. This continues the trend of the past few years whereby NBG and Ethniki Kefalaiou have carried out substantial property sales. To illustrate, property sales over the past five years have generated a total of € 319.4 million.

Disposal of Group property 1999-2003 (€ millions)

Sales	NBG Group	1999	2000	2001	2002	2003
Property	NBG, Ethniki Kefalaiou	67.5	56.3	104.5	45.0	46.1

The Group engages in the exploitation of general warehouses in Greece via National Real Estate. In 2003, the company enhanced its storage capacity significantly through the construction of modern storage facilities with cutting-edge IT equipment totaling 54 000 square meters at Magoula, Attica. The facilities, leased to the Athens Olympics Organizing Committee, house the Olympic Provisions Center for the storage and distribution of all supplies to be used for the 2004 Olympics. Moreover, in 2003, National Real Estate was issued with ISO 9001:2000 certification for its storage and distribution procedures, reflecting the company's high quality services.

The sector is expected to post significant growth in the coming years, mostly in view of changing customer requirements and increasing demand for storage safety and functionality, as well as the anticipated growth in e-commerce, which is expected to increase demand for large storage space.

Given these trends, National Real Estate expects to further consolidate its leading position in the market. It should be noted that its market share of storage capacity stood at around 50% in 2003 (excluding the Piraeus and Thessaloniki Port Authorities and Customs, where goods are in transit).

National Real Estate - Key figures

(€ thousands)	2003	2002	±%
Assets	336 395	280 497	+19.9
Equity	322 441	274 169	+17.6
Profit before tax	10 806	2 451	+340.9

Hotel business

National Bank of Greece is also active in the tourism and hotel services sector chiefly via Astir Palace Vouliagmenis S.A., which operates three hotels (Arion, Nafsika and Aphrodite).

Astir Palace is a luxury hotel close to Athens, with facilities that cater for both individual customers and conference events. Renovation work at its Arion and Nafsika hotel complexes has begun and should be completed soon. The negative results for 2003 are due to the fact that the hotels were closed for much of the year because of the renovation work. The improvement and expansion of the premises for the Olympic Games should generate significant earnings in the year ahead.

The Arion and Nafsika hotel complexes will rank among the best five-star hotels in Greece, while the Astir Palace should secure for itself a dynamic place on the international luxury hotel map.

Astir Palace - Key figures

(€ thousands)	2003	2002	±%
Assets	158 280	147 936	+7.0
Equity	151 245	137 184	+10.2
Share capital	106 500	106 500	-
Reserves	44 745	30 684	+45.8
Profit before tax	-155	7 340	-

Furthermore, the Group owns another two modern hotel units, one in the northern Greek city of Alexandroupolis (Astir Alexandroupolis S.A.) and the other in the island of Rhodes (Grand Hotel Summer Palace)).

5.7 A strategy for operational upgrading

The operational upgrading of the Bank's network of branches along with enhanced staff incentive programs are key strategic objectives in NBG's drive to achieve more efficient customer service and sales growth.

Technological upgrading

In 2003, the Bank simplified further procedures at branches and set up new electronic facilities, such as electronic processing and transfer of consumer loan requests. Processing and execution times have thus been significantly reduced, as well as costs.

Investment in information technology over the past three years has totaled € 107.7 million, reflecting the importance we attach to full modernization of the Group's technological infrastructure.

Capital investments

€ millions	**2003**	**2002**	**2001**
Computer hardware	8.9	12.2	23.4
Software	8.4	11.9	22.6
Reorganization expenses	2.6	4.8	6.3
Telecommunications	1.4	1.2	4.0
Total	**21.3**	**30.1**	**56.3**

5.8 Staff

By optimizing its human resources and fostering the right conditions for younger staff to rise through the ranks, the Group will be in a position to respond effectively to developments in the marketplace, and maintain its competitive edge.

As part of our new corporate culture, efforts are being made to redesign staff evaluation procedures and methods for seeing that managerial posts are effectively staffed around the network. This endeavor is being supported by SAP R/3 HR, a cutting-edge system for computer management of human resources.

The Bank has launched a new productivity bonus scheme for branch staff. The system is based on the performance of each product team as well as the results achieved by each branch in relation to targets set.

In 2003, in the sphere of NBG's professional training programs, 983 in-house seminars were organized with a total of 12 677 attendances. Alongside in-house training, NBG also sponsored the participation of 2 500 participations in seminars organized by other organizations and in foreign language training, and of a further 86 participations in postgraduate programs. Lastly, training programs were organized for other participants (such as NBG's subsidiaries, external associates and suppliers). The overall cost of these training programs in 2003 was € 3.9 million.

5.9 The Bank and the community

NBG has a long record of lending support to cultural activities and participating in arts-related events through sponsorship and the organization of exhibitions and conferences, as well as publishing notable works by Greek and foreign authors.

The Bank's sponsorships during 2003 totaled € 4.5 million, covering a wide range of activities such as events organized by the Athens Concert Hall, the Greek National Opera Company, cultural societies and local authorities. The Bank also contributed to the protection of the country's cultural heritage through projects aiming at the preservation and restoration of historical buildings.

Furthermore, in the sphere of sports we undertook the exclusive sponsorship, through to 2005, of the Hellenic Weight-Lifting Federation and provided support for track-event champions and Olympic medallists, the Ensemble gymnastics team, and athletes participating in the Paralympic Games. Likewise, we have supported funding cooperation with the Olympic Committees of Romania, Bulgaria and Serbia and Montenegro, and carried out Olympic marketing projects in these countries. We also provided support for various other sporting federations and events.

In our effort to promote research, science and education, the Bank provided support for the activities of the Hellenic Observatory at the London School of Economics, sponsorship of conferences and events organized by various Greek universities, as well as the award of prizes and scholarships to outstanding students. In response to educational needs, the Bank also donates books published by our Cultural Foundation and Historical Archive to university and other institutional libraries.

In the sphere of environmental issues, we provided sponsorship for the national symposium organized by the Hellenic Center for Marine Research, and for the Ecology Festival hosted by Kerkini Municipality.

Regarding historical knowledge and records, our Historical Archive is entrusted with managing, cataloguing, microfilming and digitalizing archive material, and entering this material into the Historical Archive Data System, which is available for consultation by visiting researchers. In 2003, the benefits of the Archive's relocation to its newly renovated premises and the installation of modern electronic and mechanical facilities were manifest.

The NBG Cultural Foundation continued its publishing activities, releasing 13 new titles and reprinting 24. Moreover, 68 titles were selected as textbooks and distributed to university students. In 2003, following the important donation by Victor and Niobe Melas, the newly founded "Archive of the Hellenic Geographical Space" was launched and two important exhibitions organized. The Foundation also organized a successful series of Modern Greek art exhibitions and, lastly, a seminar on text editing, which began in October 2003. Through the latter, the Foundation aims to disseminate the substantial experience it has accumulated over the years and create a useful schooling ground for skilled text editors.

5.10 The Bank and the environment

The Bank's deep concern for ecological issues is reflected in its endeavors to mitigate the environmental consequences of its business activities. Accordingly, in December 2003, we announced our official environmental policy, the key points of which are outlined below.

A responsible environmental attitude and the implementation of a corporate environmental policy constitute a cornerstone of proper corporate behavior and contribute to sustainable growth.

Having played a leading role for many years in the country's financial and social development, we accept and appreciate the significance of environmental protection to society and the goal of sustainable growth. Accordingly, we intend to set out an Environmental Policy Management System (EPMS) for the Bank and, in co-operation with our subsidiaries, for the entire Group. Management, represented by the General Manager for Operational Support, shall be responsible for its design and implementation.

Within the framework of the EPMS, we shall work towards incorporating environmental concerns into our day-to-day operations (e.g. energy and water consumption, recycling of paper and transportation) and activities (e.g. lending and investment procedures). Accordingly we are committed to ensuring the implementation of practices that comply with best international corporate standards, as well as to monitoring and periodically testing the effectiveness of the EPMS, so as to constantly improve it. In this task, we shall seek the assistance and support of all the parties involved, including staff and customers.

In view of these goals, we have set up a working group whose task will be to map out and implement the EPMS, initially in the Bank and then across the entire Group. Needless to say, the Group as a whole already implements environmental protection measures in many of its activities. However, we feel that the establishment of a comprehensive environmental policy within the Group will enable effective coordination of our efforts and facilitate harmonization with international practices and trends.

6. Risk Management and Corporate Governance

6.1 Risk Management

The NBG Group places a strong emphasis on risk management, ensuring it uses the best and most up-to-date methods for measuring the capital required to cover adequately our risk, in line with best international banking practice and the proposals of the Basel Committee for Banking Supervision. To this end, an efficient organization structure, together with the introduction of effective risk management policies, serves to maintain profitability and assumes the safe expansion of the Group's operations.


Risk Management
Management
Risk Management Council
Risk Management Division
Functions
Risk Policy
Monitoring
Portfolio Risk Management

NBG VaR BACKTESTING 2002 - 2003


30
15
-15
-30
€ millions
CHANGE IN PORTFOLIO VALUE
VaR

Market risk

NBG has implemented most sophisticated methods for measuring and monitoring market risk in its trading portfolio. Market risk in the Bank's trading portfolio is monitored on a day-to-day basis using Value at Risk (VaR) methodology. In 2003, the Bank of Greece approved, for regulatory purposes, NBG's internal model for estimating capital requirements against market risk in its trading portfolio, which had a favorable impact on the capital adequacy ratios of the Bank and the Group. NBG's internal model generates statistically reliable predictions regarding the day-to-day changes in the value of NBG's trade portfolio back-tested on historical data (DIAGRAM 4.1.2).

In spite of the significant size of the Bank's bond portfolio – consisting mostly of Greek Government bonds – market risk was maintained at low levels, reflecting the conservative risk management policy implemented by the Bank. NBG consistently endeavors to minimize market risk through the use of derivatives on German Bunds. Accordingly, in 2003, the Bank's hedging ratio ranged from 75% to 110%, with an annual average of over 90%.

In 2003, VaR in NBG's trading portfolio ranged between € 3.0 and € 13.8 million, while the annual average was € 6.8 million. Furthermore, the business days on which VaR exceeded € 12 million represented a mere 2% of the total business days of 2003.

TRADING PORTFOLIO VaR
(CONFIDENCE LEVEL 99%, HOLDING PERIOD 1 DAY)


16
14
12
10
8
6
4
2
0
€ millions
Average
High
Low
1/1/03
1/2/03
1/3/03
1/4/03
1/5/03
1/6/03
1/7/03
1/8/03
1/9/03
1/10/03
1/11/03
1/12/03

TRADING PORTFOLIO INTEREST RATE VaR
(CONFIDENCE LEVEL 99%, HOLDING PERIOD 1 DAY)


€ millions
Average
High
Low
0
2
4
6
8
10
12
14
16
1/1/03
1/2/03
1/3/03
1/4/03
1/5/03
1/6/03
1/7/03
1/8/03
1/9/03
1/10/03
1/11/03
1/12/03

TRADING PORTFOLIO EQUITY VaR
(CONFIDENCE LEVEL 99%, HOLDING PERIOD 1 DAY)


€ millions
Average
High
Low
0
1
2
3
4
5
6
7
1/1/03
1/2/03
1/3/03
1/4/03
1/5/03
1/6/03
1/7/03
1/8/03
1/9/03
1/10/03
1/11/03
1/12/03

TRADING PORTFOLIO FX VaR
(CONFIDENCE LEVEL 99%, HOLDING PERIOD 1 DAY)


Average
High
Low
€ millions
1.0
0.8
0.6
0.4
0.2
0.0
1/1/03
1/2/03
1/3/03
1/4/03
1/5/03
1/6/03
1/7/03
1/8/03
1/9/03
1/10/03
1/11/03
1/12/03

To effectively control risk undertaken, market risk limits have been set using the VaR methodology. These limits apply both to the individual market risk components (i.e. interest rate, FX and equity risk) as well as aggregate market risk, and are in line with, if not more conservative than, best banking practice standards. Interest rate risk is the most important component of market risk, due to the magnitude of the portfolios involved, in spite of the bond hedging mentioned above.

BREAKDOWN OF VaR BY RISK CATEGORY


FX
3%
EQUITY
31%
INTEREST RATE
66%

Credit Risk
Methodology – Rating systems

In 2003, with a view to minimizing risk, the Bank focused on further enhancing its credit scoring systems, maximizing operating efficiency and maximizing the quality of customer service. Accordingly, three new systems were developed and implemented, i.e. for SMEs with turnover from € 1 to € 2.5 million, for small enterprises (with turnover up to € 1 million) and for freelance professionals. Furthermore, in line with international banking practice, NBG developed an in-house credit scoring system for housing loans, which takes into consideration not only borrower solvency and creditworthiness, but the market value of the property as well.

Accordingly, in conjunction with the existing credit rating systems already in use when lending to individuals and companies (i.e. Moody's MRA for large enterprises and Statistical Decisions for consumer loans and credit cards) all the Bank's credit decisions are based on state-of-the-art statistical models, reflecting our tough credit risk management standards.

Corporate banking

Credit granted is widely dispersed across the entire range of economic activity, supporting risk minimization. Reviewing the distribution of lending by sector, it is evident that risk has not been concentrated in any single sector. It may be noted that the apparent concentration in the trade sector (retail and wholesale) is commensurate with the sector's participation in GDP.

BREAKDOWN OF BUSINESS LENDING PORTFOLIO BY SECTOR


CONSTRUCTION
7%
OTHER
7%
TRANSPORT-WAREHOUSING-TELECOM
4%
BUSINESS ACTIVITIES
9%
WHOLESALE TRADE
26%
RETAIL TRADE
6%
CHEMICAL INDUSTRIES
17%
WOOD/PAPER INDUSTRIES
4%
FOOD
11%
MACHINERY & EQUIPMENT
9%

Since 2003, the Bank has been rating its corporate clientele with the assistance of Moody's Risk Advisor to ensure accuracy and to maintain close monitoring of its borrowers, in line with international practice regarding the management of credit risk. NBG also gradually converged its various credit risk measures to a 10-grade scale, which was subsequently aligned with that used by Moody's. Following this development, NBG's credit rating of Greek corporates has been based on stricter criteria. Accordingly, in terms of credit rating, the businesses included in NBG's portfolio can now be compared with businesses generating the same turnover and operating in the same sector at European level.

According to NBG's previous internal 8-grade scale, the bulk of NBG's business portfolio (75%) continues to be included in the broader category of acceptable credit. At the same time, there has been an increase in "low-risk" credit (category 2). It should be noted that as a result of the more conservative rating, a certain number of borrowers shifted to the rating category that requires monitoring (category 4 in the Bank's 8-grade scale). NBG's strategic decision nevertheless reflects its commitment to harmonizing its credit risk management practices with those implemented by the major European banks.

Problem loans declined by around € 40 million in 2003. These loans include debt requiring immediate measures and debt whose collection was considered doubtful (categories 6 and 7). The reduction is chiefly due to recoveries, due to effective management.

BUSINESS LENDING PORTFOLIO BY CREDIT RISK CATEGORY


40%
35%
30%
25%
20%
15%
10%
5%
0%
BALANCE
1
2
3
4
5
6
7
8
CREDIT RISK CATEGORIES
2002
2003

Corporate Bonds

Placements in international and Greek corporate bonds rated high by international rating agencies such as Moody's and Standard & Poor's declined substantially by 42.5 % in 2003. Over 50% of the aggregate corporate bond portfolio is rated at least A. The concentration observed in category BBB reflects principally placements in paper issued by Greek corporates, which represent 37% of the aggregate portfolio. Lastly, fixed-yield corporate bonds are converted to floating-rate bonds via interest rate swaps, reflecting NBG's conservative strategy regarding hedging of interest rate risk. This decision also reduces the corresponding capital requirements of the portfolio.

BREAKDOWN OF CORPORATE BOND PORTFOLIO BY CREDIT RATING (31.12.03)


AAA
10%
BBB

Retail Banking

In 2003, there was a particularly marked increase in the retail-banking loan balance, i.e. consumer and mortgage loans and lending to small businesses (with turnover up to € 1 million). This was not, however, accompanied by a corresponding increase in the risk, mostly due to (a) the Bank's effective credit rating procedures, employing its advanced credit rating systems, (b) systematic and periodic monitoring of each loan following disbursement, and (c) active management of any loan that appears to be heading toward non-performing status.

The performance of the consumer and housing loan portfolios are good indications of the tight risk management policy implemented by NBG. The soundness of the consumer loan portfolio is supported by the fact that while the relevant balances grew briskly last year (up 31 %), they have been accompanied by a significant reduction in the number of such loans considered non-performing (from 4.7 % to 3.7%).

Similarly, in 2003, housing loans registered impressive growth of around 22.5% and new disbursements grew by 35%, while the percentage of NPLs in this portfolio fell from 6% to 5%. Moreover, the level of risk written into the housing loan portfolio is mitigated by the high value of the collateral involved – with the Loan-to-Value ratio remaining particularly low (56%) – and by the low share in the portfolio of loans for commercial property (3%).

Provisioning strategy

The Group implements a particularly conservative provisioning strategy to ensure that its annual provisions stay well above the minimum level set by the Bank of Greece. Accordingly, NBG's provisioning policy was not affected by the change, in January 2003, in the method for determining statutory provisions, which are now placed on a more conservative basis (as per Bank of Greece Governor's Act 2513/15.1.03).

With respect to business lending, the process of determining provisions is based on the level of business loans considered non-performing. In the case of business loans with very small balances and sharing certain features, consumer and mortgage loans, letters of guarantee and credit card balances, NBG makes provisions on the basis of loss history data. Furthermore, the Bank forms general provisions for risks that have not been clearly identified. At the end of 2003, provisions exceeded the minimum requirements set by the Bank of Greece Governor's Act 2513/2003 by €37 millions approximately.

€ millions	**2003**			**2002**		
	NPLs	Total provisions	Write-offs	NPLs	Total provisions	Write-offs
Business loans	589	460	60	689	522	62
Consumer credit*	190	174	0	152	104	2
Mortgage loans	350	190	25	338	178	30
Other provisions		45			34	
\	1 129	869	85	1 179	838	94

* Consumer loans and credit cards

Country risk

With regard to country risk management in emerging markets, the Bank monitors funds deposited in its overseas units, its participation in the share capital of its international subsidiaries, loans and interbank placements in local companies and banks, commercial transactions with counterparties (companies and banks) domiciled in these countries, and positions in securities issued by them. Specific country limits have been set against these risks, as well as against each country's various risks (i.e. interbank placements, commercial transactions, asset-liability management), which are monitored and analyzed on a day-to-day basis.

In 2003, NBG's exposure to risk in emerging markets continued to be limited. In fact, business undertaken in the emerging markets of SE Europe and Egypt represented less than 1.5% of total Group assets as at 31 December 2003.

NBG GROUP: COUNTRY RISK IN EMERGING MARKETS (31.12.2003)


€ millions
300
250
200
150
100
50
0
Romania
Turkey
Egypt
Bulgaria
Albania
FYROM
Serbia & Montenegro

Concentration risk

NBG monitors and manages the concentration risk arising from the growing range of its business operations and international activity by monitoring Large Exposures (LEs). Indicative of the conservative risk management policy employed by the Bank is the fact that the aggregate sum of NBG's 24 largest credit exposures – irrespective of whether they constitute LEs as per the regulatory definition – is well below the maximum regulatory limit set. According to the regulatory definition, a large exposure exists when the exposure exceeds 10% of a credit institution's regulatory capital, while the ceiling for aggregate LEs at any bank is set at 800% of a bank's regulatory capital.

CONCENTRATION RISK
TOTAL CREDIT EXPOSURES AS % OF REGULATORY CAPITAL


Regulatory capital (%)
120%
100%
80%
60%
40%
20%
0%
1
3
6
12
18
24
Credit exposures

Capital Adequacy

In 2003, a stronger capital base, combined with effective risk management and a higher retention of profits, was the key factor behind the improved capital adequacy ratio (CAR) of the Bank and its Group.

Specifically, at 31 December 2003, the Group's Total and Tier I capital ratios stood at 12.9% and 10.1% respectively, as against 10.4% and 7.4% a year earlier. The 2.5 percentage point improvement in the Group's Total capital ratio reflects:

- the issue of hybrid capital totaling € 350 million, which strengthened the Group's Tier I capital adequacy ratio by 1.4 percentage points;

- the introduction of NBG's internal VaR model for estimating capital requirements against market risk in the trading portfolio, and a reduction in positions in corporate bonds, thus leading to a 0.59 percentage point rise in the CAR;
- the revaluation of real estate at fair value, which brought about a net increase of 2.05 percentage points in the CAR;
- the increase in consolidation differences due primarily to the consolidation by the equity method of 19 non-financial companies at the end of 2003, reducing the CAR by 1.04 percentage points;
- the increase in minority rights principally due to the consolidation of National Investment Co. by the full consolidation method, which enhanced CAR by 0.67 percentage points;
- the increase in retained earnings for the period, which contributed to the CAR by 0.76 percentage points; and
- the growth in the investment portfolio, which mainly reflects NBG's loan growth, particularly in retail banking. It should be pointed out that the negative impact by 0.95 percentage points on NBG's CAR was offset, to a large extent, by the positive impact of retained earnings, indicating that growth in the Group's core activities is covered by its internal accumulated capital, thus reducing the need to draw on additional capital sources.

GROUP CAPITAL ADEQUACY RATIOS


15
14
13
12
11
10
9
8
7
(%)
13.4
14.5
11.1
12.3
8.9
10.1
7.4
10.4
10.1
12.9
1999
2000
2001
2002
2003
Tier I
Total

NBG CAPITAL ADEQUACY RATIOS


16
15
14
13
12
11
10
9
(%)
13.8
15.1
11.2
12.6
9.9
11.3
9.5
12.6
10.7
15.4
1999
2000
2001
2002
2003
Tier I
Total

Capital adequacy

	Bank			Group		
in € millions	**2003**	**2002**	**2001**	**2003**	**2002**	**2001**
A. Risk- weighted assets						
Trading portfolio						
1. Market risk	1 841	2 254	1 840	2 216	3 077	2 827
2. Credit risk	1 028	1 263	1 334	1 250	1 732	1 643
Total trading portfolio	**2 869**	**3 517**	**3 174**	**3 467**	**4 809**	**4 470**
Total investment portfolio	20 126	18 207	17 810	23 503	20 219	19 817
Total risk- weighted assets	**22 996**	**21 724**	**20 984**	**26 970**	**25 028**	**24 287**
B. Regulatory capital						
Tier I capital	2 472	2 053	2 078	2 729	1 842	2 170
Total capital	3 550	2 729	2 362	3 469	2 600	2 445
C. Capital adequacy ratios						
Tier I capital ratio	10.7%	9.5%	9.9%	10.1%	7.4%	8.9%
Total capital ratio	15.4%	12.6%	11.3%	12.9%	10.4%	10.1%

FACTORS AFFECTING GROUP CAR (Dec. 2002 - Dec. 2003)


10.4%
0.76%
-1,04%
0.67%
1.40%
2.05%
0.59%
-0,95%
-1,02%
12.9%
CAR 12.02
Retained earnings
Consolidation differences
Minority interests
Hybrid Capital
Property revaluation
Reduction in trading portfolio risk-weighted assets
Increase in investment portfolio risk-weighted assets
Other
CAR 12.03

A breakdown of the Group's risk-weighted assets indicates that most exposures are associated with the investment portfolio (87.2%), reflecting the core of the Group's activities and profitability. The weight of the loan portfolio -- the major component of the investment portfolio -- accounts for 58% of total risk-weighted assets. The sum total of related components in the trading portfolio amounts to 12.8%.

BREAKDOWN OF GROUP RISK-WEIGHTED ASSETS



Bonds & Shares 6.8%
Interbank 4.1%
Consumer loans 5.6%
Business loans 37.5%
Fixed assets 10.1%
Other 1.9%
Loans 58.0%
Credit cards 3.7%
Off-balance sheet items 6.3%
Share risk 1,4%
Mortgage lending 11.2%
Interest & FX risk 7.3%
Credit risk 4.1%
Investment portfolio
Trading portfolio

Revision of the supervisory framework for capital adequacy of banks

Following the release, in April 2003, of the Basel Committee on Banking Supervision's third Consultative Paper on the New Basel Capital Accord, NBG stepped up preparations to adopt the new proposals.

Accordingly, the Bank reorganized responsibilities for monitoring the Basel Committee proposals and ensuring compliance with the new supervisory framework. With regard to credit risk, in view of current circumstances, and having considered the implications of the new proposals, we estimate that by the time the new framework comes into force, the Bank will be in a position to adopt the internal rating approach with respect to its corporate and retail banking portfolios. As regards operational risk, we currently expect to apply the standardized approach.

In the event, NBG's ultimate aim is to employ the best methodology for calculating regulatory, and above all financial, capital so that in addition to meeting supervisory authorities' requirements, it can also attain its strategic objectives and obtain a comparative advantage in today's highly competitive environment.

Another of our key aims is to develop appropriate policies and actions that will enable us to maximize transparency and thereby meet Pillar III requirements regarding disclosure.

Regulatory compliance

In 2003, the Bank followed closely developments in legislation as well as trends in the domestic and international banking sectors, and ensured the Group's effective compliance with legislative changes at home and abroad.

The Group was in full compliance with the US Patriot Act, and the level of compliance of correspondent banks was also reviewed vis-à-vis measures to fight money laundering and financing of terrorism.

Lastly, the work of the Compliance Officers of NBG's international branches and domestic and foreign subsidiaries is coordinated to ensure full compliance with the host countries' statutory and regulatory requirements.

Implementation of International Financial Reporting Standards

In view of the legal changes brought about by L.2992/2002, L.3148/2003 and L.3229/12.02.2004, the Group is preparing to implement International Accounting Standards (IAS) in presenting its financial statements, commencing as of 1 January 2005.

The financial statements prepared in accordance with IAS will differ from those of the past (drawn up in accordance with L.2190.1920) both with regard to the accounting principles adopted and the information that will be disclosed. To this end, the Bank and its subsidiaries have been working to ensure the proper and timely preparation of the first set of IAS-compliant financial statements, which will be the key source of information for investors and supervisory and tax authorities.

A steering committee and working groups have been set up for the purpose of preparing for IAS, and will be responsible for the first implementation of the new Standards. IAS will have a substantial impact on the accounting principles and decisions of the Bank and the Group, as well as on the IT systems that gather and process data pertaining to the financial statements.

The Group has amassed very substantial experience in drawing up financial statements on the basis of internationally accepted accounting principles. This experience was gained mainly due to the preparation of the financial statements on the basis of US GAAP for the US supervisory authorities (SEC). Well aware of the requirements of IAS, and particularly of those relating to the first implementation, the Group has made a series of adjustments (as provided for by L.2190/1920 and current legislation) so as to gradually shift the balance sheet of the Group's companies to meet the terms of IAS.

Thus, in 2003, the Bank revalued its own-use real estate, in line with the provisions of International Financial Reporting Standard 1, as a result of which a part of the total property capital gains of the Group is recorded on the balance sheet at 31 December 2003 as a special tax-exempt reserve for capitalization, in accordance with L.3229/2004.

It is noted that the revaluation of real estate in 2003 was carried out only with respect to a portion of the Group's total property. Specifically, 280 out of a total of 1 840 properties belonging to the Bank were revalued, while just 5 of the 58 other consolidated companies of the Group carried out property revaluations. Further capital gains from the remaining properties of the Group will most likely be posted on future IAS-compliant financial statements.

Moreover, during 2003, both the investment and the trading portfolios of the Bank (including positions in derivatives) were revalued at cost or fair market value, whichever is lower on an aggregate portfolio basis. This revaluation led to total gains in the portfolios of € 21 million and € 2 million, respectively. However, since certain losses in stock holdings and bonds, amounting to € 45 million and € 9 million respectively, were set off against the Bank's real estate revaluation gains of € 437 million, the aggregate increase in the Bank's investment and trading portfolios amounted to € 66 million and € 11 million, respectively. The remaining gains of € 383 million were written to a special tax-exempt reserve.

Furthermore, Group non-financial subsidiaries and affiliated companies – a total of 19 companies – were consolidated using the Equity Method so as to recognize the consolidation differences, totaling € 283 million, and to offset these against the Group's own funds.

It is the practice of the NBG Group each year to appoint to an independent international actuary the assessment of contingent liabilities arising from the participation of the Group's companies in pension funds or other supplementary insurance programs for staff. The valuation is required for the purpose of preparing the financial statements in accordance with US GAAP. The results of this assessment were disclosed on 31 December 2003, and according to the data supplied in the actuary's study, these liabilities, before taxes are estimated to be around € 215 million (after taking into account the tax benefit carried over at a rate of 35%, the figure amounts to € 140 million). The adjustment will be written to the IAS Transition Accounts.

On making these adjustments, the NBG Group will essentially have completed the necessary adjustments to comply with IAS. Thus, the shift to IAS has been carefully planned and should not impact in any significant way the Group's business.

6.2 Asset & Liability Management And Internal Pricing

For the past three years, NBG has been implementing a state-of-the-art asset and liability management tool, which provides quarterly static and dynamic analyses of NBG's balance sheet and internal income. Examples of the analyses provided are the following :

Duration: in 2003, the weighted average duration of assets, estimated on the basis of maturity date, increased to 2.7 years, while the corresponding weighted average duration of liabilities remained virtually unchanged at 1 year. Specific hypotheses have been applied for products of undetermined maturity (e.g. savings deposits were assumed to mature on a uniform 36-month basis).

WEIGHTED DURATION BY MATURITY


Total assets
2.67
2.50
Bond portfolio
3.67
4.17
Total loans
3.62
3.13
Business loans & Proffessional credit
1.21
1.23
Consumer credit
1.27
1.19
Mortgage loans
7.04
6.39
Total liabilities
1.01
0.98
Repos
0.12
0.13
Time deposits
0.21
0.21
0 1 2 3 4 5 6 7 8
DURATION IN YEARS
Dec 02
Dec 03

By contrast, the weighted duration of NBG balance sheet items, on a pricing-date basis, declined to 1.23 years for assets, and remained unchanged (at 1 month) for liabilities. If one takes into account the impact of the hedging of the bond portfolio, the weighted duration of assets is reduced to approximately 5 months. Duration based on pricing embodies the assumption that products tied to bank-determined rates re-price immediately.

WEIGHTED DURATION BY PRICING GAP


Total assets
Total assets hedged
Bond portfolio
Bond portfolio hedged
Total loans
Business loans & Proffessional credit
Consumer credit
Mortgage loans
Total assets
Repos
Time deposits
1.23
1.33
0.46
0.38
3.31
3.67
0.90
0.75
0.33
0.29
0.08
0.11
0.33
0.26
0.63
0.55
0.08
0.09
0.12
0.12
0.20
0.19
0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0
DURATION IN YEARS
Dec. 02
Dec. 03

Liquidity gap: NBG's liquidity gap is negative, which indicates that at this particular juncture the Bank finances long-term assets (e.g. loans) with short-term liabilities.


DURATION GAP
(€ billions)
6 4 2 0 -2 -4 -6 -8 -10 -12 -14
O/N
Month 1
Month 2
Month 3
Months 4-6
Months 7-9
Months 10-12
Months 13-15
Months 16-18
Months 19-21
Months 22-24
Years 3-5
Years 5-10
Years 11-15
Over 15 years
Non-sensitive balance
Gap for the period
Cumulative gap

Interest income sensitivity analysis: the Bank runs scenarios with changes in market interest rates and NBG base rates so as to calculate their impact on net interest income. For example, at 31 December 2003, a parallel shift downwards of all interest rate curves and bank set interest rates by 50 basis points will lead to an increase of approximately € 34 million in net interest income over a period of one year.

In 2003, the Bank's internal fund transfer pricing system was put into full operation using industry-standard software. Accordingly, net interest income is distributed monthly across NBG's lines of business and products. Balance sheet items are priced by aligning market cost with the pricing period ("matched funded") while taking into consideration the product tenure. This model is based on the concept of opportunity cost and ensures fair distribution of net interest margin across the Bank's lines of business. This system comprises a part of NBG's broader Management Information System project.

The increased contribution of retail banking to net interest income is reflected in the quarterly analysis of net interest income of the Bank for 2003.

BREAKDOWN OF NET INTEREST MARGIN (31.12.2003)


Securities & Interbank
Deposits
Retail
Corporate
13%
46%
30%
11%
12%
44%
33%
11%
10%
42%
36%
12%
14%
38%
37%
11%
2003 Q1
2003 Q2
2003 Q3
2004 Q4

Specifically, consumer credit has the highest percentage participation in net interest margin in the retail banking segment.


NET INTEREST MARGIN
RETAIL BANKING
Proffessional credit 10%
Consumer credit 53%
Mortgage credit 37%

6.3 Corporate Governance

National Bank's system of corporate governance has been designed in line with the best international practices with regard to the internal organization of corporations of comparable size and significance.

In 2003, steps were also taken to ensure that the Bank meets regulatory requirements under Greek, European and US legislation -- in view of the fact that NBG's share is traded on the Luxembourg, Copenhagen and New York Stock Exchanges.

(1) Modernizing NBG's internal administration control system

The Bank and the Group have set in place mechanisms for the effective gathering and reporting to management of any information on NBG activities that NBG is required to disclose to the supervisory authorities and investors. Likewise, the Bank has set up mechanisms for gathering information on major transactions carried out by members of senior management and other company executives in stocks and shares of the Bank, as well as any relation they may have with key customers or suppliers of the Bank. These mechanisms are set out clearly in the Bank's by-laws.

To further strengthen its internal control mechanisms and within the context of compliance with US regulatory requirements and the Sarbanes-Oxley Act, the Bank set up a Disclosure and Transparency Committee. This Committee, which is chaired by the General Manager of the Bank's Financial and Management Accounting Division, is composed of various members of senior management responsible for the workings of NBG's internal control system.

The Disclosure and Transparency Committee (a) controls the fullness and accuracy of financial data and information disclosed by NBG (b) monitors the process of collection, evaluation and timely disclosure of such data and information and (c) provides for the Bank's and the Group's compliance with the statutory and regulatory provisions governing accurate and timely disclosure, as above, by ensuring that NBG meets fully the corresponding requirements.

The effectiveness of the internal control system continues to be within the purview of the Bank's Audit Division. In 2003, further steps were taken by the Bank to consolidate the autonomy and effectiveness of the Audit Division: the General Auditor, previously appointed by management, is now appointed directly by the Board of Directors, and the Audit Division is required to file quarterly reports on its auditing work to NBG's management and Board of Directors and monitor strict compliance with the Bank's by-laws. The Bank's Audit Division continues to be responsible for preparing the annual evaluation reports on the Bank's internal control mechanisms filed with NBG's Board of Directors and the Bank of Greece.

(2) Overhauling and strengthening the Audit Committee

In 2003, the Bank once more spearheaded developments in the domestic banking sector by taking pioneering steps to consolidate the status and autonomy of its Audit Committee. These steps included:

(a) Overhauling the structure of the Audit Committee to include only non-executive members of the BoD so as to ensure the Committee's autonomy vis-à-vis the Group's management, in line with best international practice.

(b) Placing NBG's Audit Division, which reports to the Bank's management, under the direct supervision of the Audit Committee, thus further enhancing its effectiveness and ensuring the autonomy of the Bank's audit mechanism.

(3) Drawing up a code of ethics for Management and Financial Services

The Bank undertook another initiative, similarly pioneering on the domestic front, to draw up a code of ethics governing the activities of management, the officers in charge of the Bank's and the Group's Financial Services and their staff, as well as NBG staff responsible for investor relations. The code stipulates that the legal and regulatory provisions governing the operation of the Bank and the Group should be observed without fail, and that conflict of duty or interest should be avoided. It also states that breach of provisions shall entail penalties under the Work

Rules of the Bank or other company of the NBG Group, as applicable, further to any penalties provided for by law. The provisions of NBG's code of ethics for Management and Financial Services are supplementary to the provisions of a more general Code of Conduct currently being drawn up by the Bank.

(4) Certification from management

The effectiveness and reliability of NBG's system of corporate governance, alongside the control and auditing mechanisms that it possesses, have enabled management to certify the accuracy of the financial and other data included in the annual financial statements and bulletins filed with the US authorities for the business year 2002, as required by the Sarbanes-Oxley Act. It may be noted that, beyond the requirements of US law, the Bank chose to request certification of the said information not only from the Bank's Governor, but also from the three Deputy Governors, since they also exercise substantial executive powers and authorities in their respective areas of responsibility both as regards business strategy and the planning and function of the Group's system of corporate governance.

7. Financial Statements of National Bank of Greece

7.1 NBG financial analysis

In 2003, NBG's **profit before tax** grew by 37.7% to € 408.7 million, from € 296.7 million in 2002. This reflects a) the growth in core operating profit by 9.2%, and b) the containment of growth in operating costs to just 0.9%. This performance led core profitability up by 42.7% (2003: € 302.1 million, 2002: € 211.6 million).

As a result of these developments profitability ratios picked up in 2003. The Bank's pre-tax return on average assets stood at 0.83% compared with 0.61% in 2002, while after-tax return on average equity grew by 3.5 percentage points to 11.8% in 2003 from 8.3% in 2002.

Diagram 1: Return on average equity (after tax) and average assets (before tax)


4,0%
3,0%
2,0%
1,0%
30%
20%
10%
27,4%
19,4%
8,3%
11,8%
2,15%
1,42%
0,61%
0,83%
2000
2001
2002
2003
ROAA (before tax)
ROAE (after tax)

The Bank's **cost:income ratio** also improved to 64.7% in 2003 compared with 68.6% in 2002. If trading gains, down by 17.3% in 2003, are excluded the cost:income ratio is seen to have dropped from 73.5% in 2003 to 68.2% in 2003.

Diagram 2: Cost:income ratio


80%
75%
70%
65%
60%
55%
50%
45%
40%
78.3%
73.1%
73.5%
68.2%
68.6%
64.7%
56.6%
47.1%
2000
2001
2002
2003
Cost:income
Cost:income (adj)

Cost:income: Operating expenses to total operational income

Cost:income (adj): Operating expenses to total operational income minus income on financial operations

Net interest margin rose to 2.42% in 2003 compared with 2.21% in 2002. This reflects the improvement in the mix of interest-earning assets of the Bank towards higher yielding placements. As a result, the Bank's net interest income in 2003 rose 10% to € 1 071.8 million compared with € 974.0 million in 2002.

Diagram 3: Net interest margin


2.6%
2.4%
2.2%
2.0%
1.8%
1.95%
2.19%
2.21%
2.42%
2000
2001
2002
2003
NIM

Results of operations

In 2003, the Bank's **income** rose by 7.5% to € 1 424.4 million compared with € 1 324.5 million in 2002. This increase was boosted mainly by the improvement in interest earnings and net fees and commissions. The 10% increase in **net interest income** – the biggest contributor to operating income in 2003 at 75.2% – reflects the growth in retail banking business during the year.

Diagram 4: Breakdown of income 2003


75.2%
2.4%
16.1%
5.1%
1.1%
Net interest income
Income from securities
Net commissions
Net profit on financial operations
Other operating income

Furthermore, the Bank's **net commissions** in 2003 totaled € 230.0 million, up 7.4% on the previous year. Specifically, commissions income grew by 13.5% to € 302.6 million compared with € 266.7 million in 2002. This increase reflects mainly the substantial improvement in commissions related to retail lending, particularly consumer loans and credit cards, and commissions related to capital market operations. Likewise, the Bank's commissions payable grew to € 72.6 million compared with € 52.6 million in 2002, and mainly represent the cost of marketing and managing consumer loans and credit cards.

Net profit on financial operations in 2003 declined to € 72.8 million from € 88.0 million in 2002 as a result of the drop in trading gains on bonds (including hedging), which stood at € 21.8 million compared with € 68.3 million in 2002.

On the cost side, the Bank's operating expenses in 2003 totaled € 825.1 million compared with € 817.5 million, thus presenting a marginal increase of 0.9%. Specifically, staff costs declined slightly by 0.2%, while general administrative expenses grew by 4.1%.

Last, extraordinary income grew by a substantial 66.1%, totaling € 32.4 million in 2003 compared with € 19.5 million in 2002, largely due increased earnings from property sales.

Balance sheet

In 2003, **lending** increased by 10.1% to € 19 756 million from € 17 946 million in 2002, with a shift towards retail banking. Specifically:

- Consumer credit balances grew by 25.1% (2003: € 2 812 million, 2002: € 2 248 million).
- Mortgage credit grew by € 1 267 εκατ. (2003: € 6 907 million, 2002: € 5 640 million).
- The relatively flat performance of business lending (2003: € 10 037 million, 2002: € 10 058 million) can be explained by: a) the 20% increase in loans to medium businesses, with the number of financed customers increasing by 15.6%, b) the adverse dollar-euro translation effect vis-à-vis loans to shipping at 31 December 2003 (increase of 13% in dollar terms), and c) the substantial 31% drop in loans to the public sector.

Alongside the growth in lending there has been an improvement in the **quality of the portfolio.** NPLs (after provisions) at 31 December 2003 comprised 1.3% of total lending. Consequently, the provision coverage rose to 77.0% in 2003 from 71.1% in 2002.

The substantial 79.7% rise in the value of the Bank's **real estate** was the result of the revaluation of 280 properties at their fair value in 2003, pursuant to Article 15 of L.3229/2004 and International Accounting Standard 16. The valuation was carried out by an international chartered valuer active in Greece and specializing in property valuation. The gain arising as a result of the revaluation amounted to €437 million and was partly set off against the valuation losses in the investment and trading portfolios amounting to €45 million and €9 million respectively. It may be noted that NBG owns approximately 1500 properties that have not been valued at their fair value.

Customer **deposits** declined by 3.3% in 2003 to € 35 439.3 million compared with € 36 656.7 million in 2002. This decline is attributable entirely to the gradual replacement of time deposits and repos by alternative deposit products, while it is characteristic that sight and savings deposits increased by 7.4% and 4% respectively.

At 31 December 2003, the Bank's **equity** totaled € 2 544.6 million compared with € 2 353.2 million in 2002, up 8.1%, reflecting mainly:

- the gains realized (€383 million) after set-off of the real estate revaluation against losses in the investment and securities trading portfolio, and
- the set-off of the merger differences (€171 million) arising from the merger of ETEBA and other affiliates with the parent Bank in 2002 and 2003.

7.2 Financial Statements

NBG Balance Sheet

€ thousands	*Notes*	**2003**	**2002**	**±%**
ASSETS				
Cash in hand, balances with Central Bank	2.	985 435	665 799	+48.0%
Treasury bills and other bills		74 581	100 677	-25.9%
Loans and advances to credit institutions	3.	8 333 348	9 945 492	-16.2%
Loans and advances to customers	4.	19 887 200	18 147 466	+9.6%
Less: Provisions for doubtful debts	5.	(869 449)	(837 966)	+3.8%
Loans and advances to customers (after provisions)		19 017 751	17 309 500	+9.9%
Debt securities and other fixed-income securities	6.	16 573 377	17 431 931	-4.9%
Shares and other variable yield securities	7.	327 982	289 288	+13.4%
Participating interests	7.	291 395	302 962	-3.8%
Shares in affiliated undertakings	7.	1 637 024	1 543 384	+6.1%
Intangible assets (before depreciation)	8.	68 751	209 340	-67.2%
Fixed assets (before depreciation)	9.	1 042 837	580 412	+79.7%
Own shares	10.	283	1 387	-79.6%
Other assets	11.	501 571	479 216	+4.7%
Prepayments and accrued income	12.	262 429	301 895	-13.1%
Total		**49 116 764**	**49 161 283**	**-0.1%**
LIABILITIES				
Amounts owed to credit institutions	13.	8 911 709	8 211 728	+8.5%
Amounts owed to customers	14.	35 439 296	36 656 741	-3.3%
Debts evidenced by certificates	15.	12 740	30 109	-57.7%
Other liabilities	16.	901 951	887 883	+1.6%
Accruals and deferred income	17.	186 324	245 054	-24.0%
Provisions for liabilities and charges	18.	14 418	19 129	-24.6%
Provisions for general banking risks	18.	5 761	7 482	-23.0%
Subordinated liabilities	19.	1 100 000	750 000	+46.7%
Equity	20.	2 544 565	2 353 157	+8.1%
Total		**49 116 764**	**49 161 283**	**-0.1%**

NBG Equity

€ thousands	**2003**	**2002**	**±%**
Paid-up capital	1 147 761	1 043 419	+10.0%
Share premium account	32 393	32 393	-
Reserves:			
a. Statutory reserve	176 884	163 674	+8.1%
b. Extraordinary reserves	70 043	108 191	-35.3%
c. Tax-exempt reserve	493 592	684 087	-27.8%
d. Special tax-exempt reserve (under L.3229/2004, art. 15)	382 937	-	-
e. Own-share reserve	283	1 387	-79.6%
Fixed assets revaluation reserve	9 350	96 836	-90.3%
Retained earnings	231 322	223 170	+3.7%
Total	**2 544 565**	**2 353 157**	**+8.1%**

NBG off-balance sheet items

€ thousands	**2003**	**2002**	**±%**
Contingent liabilities from guarantees and assets pledged as collateral	29 931 178	23 001 933	+30.1%
Other off-balance sheet items:			
Items in custody and safe keeping	2 624 243	2 496 433	+5.1%
Commitments from bilateral contracts	7 268 876	11 668 587	-37.7%
Credit memo accounts	11 289 896	11 811 796	-4.4%
Total	**51 114 193**	**48 978 749**	**+4.4%**

NBG Profit and Loss Account

€ thousands	*Notes*	2003	2002	±%
Interest receivable and similar income	*21.*	2 203 792	2 483 931	-11.3%
Interest payable and similar charges	*22.*	(1 132 023)	(1 509 940)	-25.0%
Net interest income		**1 071 769**	**973 991**	**+10.0%**
Income from securities	*23.*	33 569	34 467	-2.6%
Commissions receivable	*24.*	302 575	266 672	+13.5%
Commissions payable	*25.*	(72 587)	(52 580)	+38.1%
Net profit on financial operations	*26.*	72 762	88 019	-17.3%
Other operating income	*27.*	16 324	13 948	+17.0%
Total operating income		**1 424 412**	**1 324 517**	**+7.5%**
Staff costs		(602 683)	(603 705)	-0.2%
Other administrative expenses		(222 454)	(213 740)	+4.1%
Profit on ordinary activities before provisions		**599 275**	**507 072**	**+18.2%**
Fixed assets depreciation	*28.*	(83 146)	(77 911)	+6.7%
Other operating charges		(13 817)	(13 636)	+1.3%
Provisions on doubtful debts		(127 500)	(116 000)	+9.9%
Profit on ordinary activities before tax		**374 812**	**299 525**	**+25.1%**
Extraordinary income		13 107	21 366	-38.7%
Extraordinary charges		(11 600)	(43 665)	-73.4%
Extraordinary profit		32 402	19 506	+66.1%
Profit before tax		**408 721**	**296 732**	**+37.7%**

Appropriation Account

€ thousands	**2003**	**2002**
Profit before tax	408 721	296 732
Prior years' retained earnings brought forward	218 647	202 936
Less: Prior years' tax liabilities	(56)	(14 690)
Distributable reserves	1 104	-
	628 416	**484 978**
Less:		
1. Income tax	(114 874)	(80 616)
2. Other taxes not included in operating expenses	(5 364)	(9 131)
Distributable profit	**508 178**	**395 231**
Appropriation of profit:		
1. Statutory reserve	13 107	9 615
2. Statutory dividend	87 164	58 983
2a. Additional dividend	78 619	45 358
3. Reserve from expropriation compensation	9 510	-
6. Tax-exempt reserves	2 264	638
6b. Special tax reserves	71 142	52 745
7. Board of Directors' fees	50	22
7a. Staff bonus	15 000	4 700
8. Retained earnings carried forward	231 322	223 170
	508 178	**395 231**

Notes to the Financial Statements

Note 1| Accounting policies

The Bank's accounting policies are in accordance with the provisions of Codified Law 2190/1920 on Sociétés Anonymes and of PD 384/31.12.92 relating to the Greek Chart of Accounts and the Generally Accepted Accounting Principles in Greece in conformity with practices and rules prescribed by regulatory authorities.

(a) Provision for loan losses and non-performing loans

Specific provision is made for loans whose recoverability is considered doubtful. Management's evaluation for the provision required is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Interest ceases to accrue for accounts for which there has been no payment of interest or repayment of capital for a maximum period of six months after the due date and collection is considered doubtful.

(b) Investment valuation

Investments in trading and investment portfolio securities are stated at cost or fair market value, whichever is lower on an aggregate portfolio basis, with the exception of investments in subsidiaries and affiliated companies which are maintained at cost value.

(c) Fixed assets valuation

Premises, equipment and other fixed assets are carried at cost less accumulated depreciation. In 2003, the Bank's land and buildings are stated at fair value as per Law 3229/2004, Article 15. Fixed assets depreciation is calculated using the straight-line method on the basis of the top rates provided for under PD 299/4.11.2003. Land and buildings are not subject to depreciation.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated in accordance with prevailing exchange rate at year-end and the resultant exchange difference is carried to the profit and loss account.

(e) Assets acquired through auctions

Assets acquired through auctions are classified as "foreclosed assets" in other assets and are stated at cost, less accumulated depreciation.

(f) Income tax

The provision for income tax is computed on the basis of the applicable tax laws.

Note 2| Cash in hand, balances with Central Bank

€ thousands	**2003**	**2002**	**±%**
Cash in hand	480 024	454 527	+5.6%
Balances with Central Bank	456 934	162 083	+181.9%
Other	48 477	49 189	-1.4%
Total	**985 435**	**665 799**	**+48.0%**

Note 3| Loans and advances to credit institutions

€ thousands	**2003**	**2002**	**±%**
Current account	24 077	27 323	-11.9%
Loans to credit institutions	11 593	23 285	-50.2%
Interbank deposits with domestic credit institutions	744 759	860 607	-13.5%
Interbank deposits with foreign credit institutions	3 925 054	4 363 049	-10.0%
Overseas correspondents & other receivables	342 874	260 313	+31.7%
Reverse repos	3 284 991	4 410 915	-25.5%
Total	**8 333 348**	**9 945 492**	**-16.2%**

Note 4| Loans and advances to customers

€ thousands	**2003**	**2002**	**±%**
Commercial loans – domestic	8 112 555	7 770 806	+4.4%
Commercial loans – abroad	1 924 086	2 287 192	-15.9%
Total commercial loans	**10 036 641**	**10 057 998**	**-0.2%**
Consumer loans	1 591 516	1 218 304	+30.6%
Credit cards	1 220 799	1 030 071	+18.5%
Total consumer credit	**2 812 315**	**2 248 375**	**+25.1%**
Residential mortgage credit	6 907 145	5 640 041	+22.5%
Total loans before provisions	**19 756 101**	**17 946 414**	**+10.1%**
Advances to customers other than loans	131 099	201 052	-34.8%
Provisions	(869 449)	(837 966)	+3.8%
Total advances and loans to customers	**19 017 751**	**17 309 500**	**+9.9%**

Non-performing loans in 2003 amounted to €1 129 million compared with €1 179 million in 2002.

The loans portfolio comprised:

€ thousands	**2003**	**2002**	**±%**
Loans			
Performing	18 626 744	16 767 552	+11.1%
Non performing	1 129 357	1 178 862	-4.2%
	19 756 101	**17 946 414**	**+10.1%**
Corporate bonds	1 908 595	2 543 507	-25.0%
Total loans and corporate bonds	**21 664 696**	**20 489 921**	**+5.7%**
Provisions	(869 499)	(837 966)	+3.8%
NPLs/ Gross Loans (%)	5.7%	6.6%	-90 bps
Net NPLs/ Gross Loans (%)	1.3%	1.9%	-60 bps
Provision coverage (%)	77.0%	71.1%	+590 bps

Note 5| Provisions for doubtful debts

€ thousands	**Balance 31.12.2002**	**FX revaluation**	**Write-offs 2003**	**Provisions 2003**	Balance 31.12.2003
Provisions L.396/68	606 385	-	(40 924)	125 575	691 036
Provisions L.1974/91	137 041	-	(26 836)	-	110 205
Total domestic	**743 426**	-	**(67 760)**	**125 575**	**801 241**
Provisions on foreign branches	94 540	(11 536)	(16 687)	1 891	68 208
Total	**837 966**	**(11 536)**	**(84 447)**	**127 466** (1)	**869 449**

(1) *Other operating provisions amounting to € 34,000 are not included.*

Note 6| Debt securities and other fixed-income securities

€ thousands	**2003**	**2002**	**±%**
Government bonds:			
Greek government	12 601 306	14 540 974	-13.3%
Other sovereigns	1 995 281	308 674	+546.4%
	14 596 587	**14 849 648**	**-1.7%**
Corporate & bank bonds:			
Greek corporations	690 193	331 489	+108.2%
Foreign corporations	717 448	1 614 473	-55.6%
Greek banks	148 404	68 996	+115.1%
Foreign banks	352 550	528 549	-33.3%
	1 908 595	**2 543 507**	**-25.0%**
Supranationals	68 195	38 776	+75.9%
Total	**16 573 377**	**17 431 931**	**-4.9%**

Note 7| Shares and Participations

€ thousands	**2003**	**2002**	**±%**
Mutual funds	221 285	155 212	+42.6%
Shares	106 697	134 076	-20.4%
Participation interests	291 395	302 962	-3.8%
Participations in affiliated undertakings	1 637 024	1 543 384	+6.1%
Total	**2 256 401**	**2 135 634**	**+5.7%**

Note 8| Intangible assets

€ thousands	**2003**	**2002**	**±%**
Establishment cost	5 682	4 563	+24.5%
Software and reorganization expenses	154 609	141 640	+9.2%
NMBG, ETEBA and BNG France merger good will	-	127 747	
VAT on capital expenditures	55 420	44 829	+23.6%
Other intangible assets	5 420	6 377	-15.0%
Good will	76	1 213	-93.7%
Intangible assets before amortization	**221 207**	**326 369**	**-32.2%**
Amortization	(152 456)	(117 029)	+30.3%
Total	**68 751**	**209 340**	**-67.2%**

Note 9| Tangible assets

Tangible assets, minus fixed assets under construction and advances, comprised:

€ thousands	**Land**	**Buildings**	**Furniture computers and other equipment**	**Other**	**Total**
Cost as at 31.12.02	258 059	435 649	258 784	10 214	**962 706**
Acquirements, additions & improvements 2003	10 132	48 028	18 873	1 147	78 180
Sales & disposals & FX difference 2003	(5 789)	16 215	1 880	(357)	11 949
Revaluation, art. 15 Law 3229/04	304 192	132 805	-	-	436 997
Total 31.12.03	**566 594**	**632 697**	**279 537**	**11 004**	**1 489 832**
Accumulated depreciation 31.12.02	-	211 011	188 929	6 664	406 604
Depreciation 2003	-	23 764	32 673	697	57 134
Accumulated depreciation 31.12.03	-	**234 775**	**221 602**	**7 361**	**463 738**
Net book value 31.12.03	**566 594**	**397 922**	**57 935**	**3 643**	**1 026 094**

Note 10| Own shares

Own shares are part of Treasury stock and are used for futures hedging in the FTSE ASE-20 stock exchange index.

Note 11| Other assets

€ thousands	**2003**	**2002**	**±%**
Fixed assets acquired through auctions	82 898	91 471	-9.4%
Tax prepayments and other recoverable taxes	188 811	192 255	-1.8%
Other	229 862	195 490	+17.6%
Total	**501 571**	**479 216**	**+4.7%**

Note 12| Prepayments and accrued income

€ thousands	**2003**	**2002**	**±%**
Prepayments	94 383	125 101	-24.6%
Accrued income	167 905	176 574	-4.9%
Valuation differences (debit)	141	220	-35.9%
Total	**262 429**	**301 895**	**-13.1%**

Note 13| Amounts owed to credit institutions

€ thousands	**2003**	**2002**	**±%**
Deposit s by credit institutions			
Current accounts	115 188	160 218	-28.1%
Time deposits	5 476 546	3 252 346	+68.4%
Amounts owed to the Central Bank	11 015	10 154	+8.5%
Total	**5 602 749**	**3 422 718**	**+63.7%**
Bank repos	3 308 960	4 789 010	-30.9%
Total	**8 911 709**	**8 211 728**	**+8.5%**

Note 14| Amounts owed to customers

€ thousands	**2003**	**2002**	**±%**
Current accounts	3 620 889	3 369 989	+7.4%
Savings accounts	22 783 229	21 900 181	+4.0%
Time deposits	6 658 296	8 423 135	-21.0%
Other deposits	227 346	239 403	-5.0%
Total deposits	**33 289 760**	**33 932 708**	**-1.9%**
Customers' repos	1 994 847	2 547 231	-21.7%
Other amounts due to customers	154 689	176 802	-12.5%
Total	**35 439 296**	**36 656 741**	**-3.3%**

Note 15| Debts evidenced by certificates

This account includes mainly Bank bonds, worth € 11.2 million, issued by the former National Mortgage Bank.

Note 16| Other liabilities

€ thousands	**2003**	**2002**	**±%**
Tax & duties payable	170 248	158 166	+7.6%

Amounts owed to pension funds	7 925	4 606	+72.1%
Amounts arising from collections on behalf of third parties	116 382	114 884	+1.3%
Dividends payable	177 775	116 770	+52.2%
Other liabilities	429 621	493 457	-12.9%
Total	**901 951**	**887 883**	**+1.6%**

Note 17| Accruals and deferred income

€ thousands	**2003**	**2002**	±%
Accruals	45 881	68 862	-33.4%
Deferred expenses	140 359	176 156	-20.3%
Valuation differences (credit)	84	36	+133.3%
Total	**186 324**	**245 054**	**-24.0%**

Note 18| Provisions for liabilities, charges and general banking risks

€ thousands	**2003**	**2002**	±%
Provisions for employee pensions and similar obligations	1 513	4 260	-64.5%
Provisions for taxes other than income tax	4 250	4 763	-10.8%
Other provisions	8 655	10 106	-14.4%
Total provisions	**14 418**	**19 129**	**-24.6%**
Provisions for general banking risks	5 761	7 482	-23.0%
Total	**20 179**	**26 611**	**-24.2%**

Note 19| Subordinated liabilities

In 2002, NBG Finance Plc, a subsidiary of NBG, arranged a subordinated debt issue of €750 million guaranteed by the parent bank. The amount raised forms part of Tier II capital.

Moreover, NBG Funding Ltd, a special purpose subsidiary of NBG established in 2003, issued securities totaling € 350 million, which are counted as Tier I capital.

Amounts of € 750 million and € 350 million were absorbed by NBG via a subordinated loan.

Note 20| Equity

NBG's equity is broken down as follows:

€ thousands	Paid up capital	Share premium account	Reserves	Retained earnings	Total
Balance 31.12.02	**1 043.4**	**32.4**	**1 054.2**	**223.2**	**2 353.2**
Previous years' profit			(1.1)	(218.6)	**(219.7)**
Capitalization of reserve as per AGM of 9.5.03	104.3		(104.3)		**0.0**
Appropriation account 31.12.03			96.0	231.3	**327.3**
Property revaluation and securities losses set off			238.7		**238.7**
Absorption of SNCFT, HHTCE, OLYMPIAS			19.7	(4.2)	**15.5**
Write-off of merger differences			(171.1)		**(171.1)**
Other			1.0	(0.3)	**0.7**
Balance 31.12.03	**1 147.7**	**32.4**	**1 133.1**	**231.4**	**2 544.6**

Note 21| Interest receivable and similar income

€ thousands	**2003**	**2002**	±%
Interest income from loans	1 052 685	1 000 549	+5.2%
Interest income from interbank placements	625 749	779 049	-19.7%
Interest income from bonds	519 997	696 433	-25.3%
Other interest income	5 361	7 900	-32.1%
Total	**2 203 792**	**2 483 931**	**-11.3%**

Note 22| Interest payable and similar charges

€ thousands	**2003**	**2002**	±%
Interest expenses on customer deposits	329 953	590 145	-44.1%
Interest expenses on interbank deposits	576 648	654 929	-12.0%
Repos	159 856	193 016	-17.2%
Loan and deposit contributions	63 214	54 496	+16.0%
Other interest payments	2 352	17 354	-86.4%
Total	**1 132 023**	**1 509 940**	**-25.0%**

Note 23| Income from securities

€ thousands	**2003**	**2002**	±%
Dividend income from shares and other variable-income securities	2 958	7 998	-63.0%
Dividend income from participating interests	9 361	8 034	+16.5%
Dividend income from affiliated undertakings	21 250	18 435	+15.3%
Total	**33 569**	**34 467**	**-2.6%**

Note 24| Commissions receivable

€ thousands	2003	2002	±%
Retail banking [(1)]	135 920	108 010	+25.8%
Corporate [(2)]	46 205	44 859	+3.0%
Investment banking [(3)]	26 873	20 934	+28.4%
Mutual fund management	16 790	14 008	+19.9%
Other [(4)]	76 787	78 861	-2.6%
Total	**302 575**	**266 672**	**+13.5%**

[(1)] *Commissions on mortgages and consumer loans, credit cards and retail deposits.*

[(2)] *Commissions on granting of business loans, letters of guarantee, import-export, and corporate deposits.*

[(3)] *Commissions on investment operations, custodian services, and brokerage.*

[(4)] *Commissions on fund transfers, FX transactions and other intermediation charges.*

Note 25| Commissions payable

€ thousands	2003	2002	±%
Consumer factoring	23 736	17 164	+38.3%
Credit cards	45 918	31 751	+44.6%
Other	2 933	3 665	-20.0%
Total	**72 587**	**52 580**	**+38.1%**

Note 26| Net profit on financial operations

€ thousands	2003	2002	±%
Bond trading	324 932	267 085	+21.7%
FX trading	24 577	20 331	+20.9%
Derivatives hedging	(298 676)	(208 288)	+43.4%
	50 833	**79 128**	-35.8%
Equity trading	21 929	8 891	+146.6%
Total	**72 762**	**88 019**	**-17.3%**

Note 27| Other operating income

€ thousands	2003	2002	±%
Income from other activities [(1)]	8 032	6 125	+31.1%
Rentals	5 916	5 517	+7.2%
Third parties services	1 000	944	+5.9%
Rentals on safe deposit boxes	1 376	1 362	+1.0%
Total	**16 324**	**13 948**	**+17.0%**

[(1)] *Mainly Wages of detached personnel*

Note 28| Fixed assets depreciation

€ thousands	2003	2002	±%
Electronic equipment	23 230	28 294	-17.9%
Software	19 380	23 376	-17.1%
Buildings, furniture and other fixed assets	36 290	21 802	+66.5%
Reorganization expenses	4 246	4 439	-4.3%
Total	**83 146**	**77 911**	**+6.7%**

8. Financial Statements of the NBG Group

8.1 Group financial analysis

Review

NBG Group profit after tax and minorities presented a substantial increase of 69% in 2003, totaling € 360.3 million compared with € 213.2 million in 2002. Accordingly, earnings per share rose to € 1.48 from € 0.88 in the previous year.

This reflects the increase in core operating income and successful efforts to restrain operating expenses both in the parent company and the Group as a whole. Indeed, core operating income reached the highest level of recent years (2003: € 1 744.5 million, 2002: € 1 571.9 million). This performance, combined with the modest increase in operating expenses (up 0.9%), led to a 51% increase in Group operating profit (2003: € 373.8 million, 2002: € 247 million).

As a result of these developments, profitability ratios picked up in 2003. The Group's return on average equity (ROAE) after tax rose by 6 percentage points (2003: 15.4%, 2002: 9.4%) while return on average assets (ROAA) before tax and minorities exceeded 1% (2003: 1.01%, 2002: 0.67%) (DIAGRAM 8.1.1).

Diagram 8.1.1: Group ROAE (after tax) & ROAA (before tax)


1.44%
22.7%
0.67%
9.4%
1.01%
15.4%
2001
2002
2003
ROAA
ROAE

ROAA: Return on average assets (before tax and minorities)
ROAE: Return on average equity (after tax)

The cost-to-income ratio also improved, from 71.7% in 2002 to 66.2% in 2003 (DIAGRAM 8.1.2). This trend is easier to ascertain if trading gains are excluded, with the ratio standing at its lowest level of recent years (70%).

Diagram 8.1.2: Cost-to-income ratio


75,5%
75,1%
70,1%
71,7%
66,2%
60,4%
2001
2002
2003
Cost:income
Cost:income (adj)

Cost: Income: Operating expenses to total operating income
Cost: Income (adj): Operating expenses to total operating income minus income on financial operations

Likewise, the improved mix of the Group's interest-earning assets towards higher yielding placements led to an increase in the Group's net interest margin in 2003, which reached the highest level of recent years (2003: 2.67%, 2002: 2.44%). This upward dynamic of NIM is evident on a quarterly basis, particularly in 2003 Q4 (DIAGRAM 8.1.3).

Diagram8.1.3: Group net interest margin


2,81%
2,69%
2,69%
2,54%
2,67%
2,48%
2,49%
2,47%
2,62%
2,63%
2,29%
2,42%
2,44%
2,38%
NIM (quarter)
3,02
6,02
9,02
12,02
3,03
6,03
9,03
12,03
NIM (period)

Results of operations

Total Group income grew by € 201 million (up 12.2%), totaling € 1 847.7 million. The key contributor to this growth was the large increase, by € 117 million, in **interest income**, reflecting principally the expansion in retail banking.

In 2003, Group net **commissions** also posted substantial growth of € 55 million (up 16.3%) (DIAGRAM 8.1.4). The excellent performance in the scale of funds under management at Diethniki Mutual Fund Management SA (2003: € 7.7 billion, 2002: € 4.4 billion) led to an increase in MF commissions from € 28.1 million to € 37.6 million, while the positive climate in the Greek capital market led to a 46% growth in commissions from investment banking and stockbroking. Likewise, in 2003, there was a significant rise, by € 31.4 million (up 22.5%), in retail banking fees and commissions, tracking the growth in lending to individuals, while commissions in the business lending segment grew by 10%. Last, the 22.5% increase in commissions charges is attributed entirely to expenses related to attracting consumer factoring customers (2003: € 24.3 million, 2002: 17.6 million).

Diagram 8.1.4: Group net commissions


392,6
341,4
337,5
17,8%
21,9%
22,9%
Net commissions
2001
2002
2003
% income

In 2003, Group **trading gains** amounted to € 103.2 million compared with € 74.6 million in 2002. Gains on bond trading (including hedging) stood at € 40.5 million compared with € 77.6 million in the previous year, while share trading gains, at € 33.4 million, also played a positive role in results.

On the **cost** side, operating expenses increased only marginally, by 0.9% (DIAGRAM 8.1.5). Staff costs remained flat (2003: € 718.8 million, 2002: € 717.8 million) while general expenses grew only slightly, up 2.8% (2003: € 305.6 million, 2002: € 297.2 million). Depreciation of Group fixed assets was affected by the increase in lending activity at the Group's leasing companies as well as the revaluation of fixed assets at fair value at 31 December 2003, totaling € 184.2 million compared with € 150.9 million in 2002.

Prudent provisioning policy continued (2003: € 147.8 million, 2002: € 144.6 million) while as a percentage of average loans they stood at 72 basis points, broadly in line with the European average.

Diagram 8.1.5: Group operating expenses


1.004,5
+1.0%
1.015,0
+0.9%
1.024,3
283,1
297,2
305,6
721,5
717,8
718,8
Administrative expenses
Staff costs
2001
2002
2003

Balance sheet

Total Group assets remained virtually unchanged (€ 53.9 billion compared with € 54.1 billion in 2002). **Lending** maintained strong growth (2003: 10.5%, 2002: 7.1%), rising to € 22.7 billion, with retail banking now representing half of the total portfolio.

In particular:

- The Group's mortgage lending reached € 7 170 million, up 21.5%, while NBG's new loan disbursements exceeded € 1.8 million. As a result of this performance in new mortgage loan disbursements, the gradual decline in market share of the past few years was halted, remaining at 26% in 2003.
- Consumer lending (consumer loans and credit cards) experienced rapid growth of around 27% reaching € 3 105 million, boosted by the significant rise in NBG's new consumer loan disbursements (30.8%).
- NBG's lending to professionals and small businesses also increased considerably, reaching € 829 million as against € 502.5 million in 2002, reflecting the sharp rise in the number of borrowers (44%).
- The flat performance of business lending (2003: € 11.4 billion, 2002: € 11.5 billion) is due to the combined effect of the 20% growth in medium business loans (increase of clientele by 15.6%), which offsets fully the decline in loans to the public sector, and the negative impact of the depreciation of the dollar on the conversion of shipping credit into euro (in dollar terms, lending to shipping rose by 13%).

Alongside the growth in lending, the **quality of the portfolio** also improved further. Non-performing loans at 31 December 2003 (after provisions) represented 1.6% of total lending compared with 2.2% in 2002, while in absolute figures they fell to € 1 411 million from € 1 453 million a year earlier. Consequently, provision coverage increased to 74.5% (2002: 69.6%). NBG's policy is to amass sufficient provisions to cover risk undertaken. Provisions formed each year are consistently above the regulatory minimum requirements set by the Bank of Greece.

Diagram 8.1.6: Provision coverage


71.7
69.3
71.2
69.6
70.7
74.4
75.1
74.5
81bps
78bps
77bps
77bps
70bps
68bps
67bps
72bps
Coverage ratio
Provisions (% of loans)
3.02
6.02
9.02
12.02
3.03
6.03
9.03
12.03

In view of the adoption of International Accounting Standards, nineteen non-financial sector subsidiaries and affiliates were consolidated as at 31 December 2003 using the equity method. The Group now includes all consolidated companies, in line with International Accounting Standards.

The high growth in **fixed assets** value as at 31 December 2003 (up 61%) derives from the revaluation of 280 properties at fair value pursuant to the provisions of Article 15 of Law 3229/2004 and in accordance with International Accounting Standard 16. The valuation study was carried out by an internationally chartered assessor active in Greece and specializing in property valuation. The gain arising as a result of the revaluation amounted to € 437 million and was partly set off against the valuation losses in the investment and trading portfolios amounting to € 45 million and € 9 million respectively. Furthermore, NBG owns approximately 1500 properties that have not been valued at their fair value.

Customer deposits moved downwards slightly by 2.6% (2003: € 39 billion, 2002: € 40 billion). This decline is attributable entirely to the gradual replacement of time deposits and repos by alternative deposit products (mainly mutual funds). This strategy resulted in an 82% rise in mutual fund assets and more than doubling new issues of guaranteed capital products (€ 856 million). At the same time, sight and savings deposits, the biggest part of deposits, increased by 4.2% on the previous year totaling € 28.2 billion at 31 December 2003. The fact that NBG has maintained its deposit base, and in particular its savings deposits, is indicative of its strong advantage in the deposits segment, and was achieved in spite of the reduction in deposit interest rates.

At 31 December 2003, **equity** was slightly higher than in the previous year (2003: € 2 611 million, 2002: € 2 584 million) reflecting principally:

- the gains realized after set off of the real estate revaluation against losses in the investment and securities trading portfolio (€ 383 million),
- the set-off of the consolidation differences arising from the merger of ETEBA and other affiliates with the parent Bank in 2002 and 2003 (€ 171 million),
- the increase in consolidation differences arising from the non-financial subsidiaries and affiliates consolidated for the first time at 31 December 2003, using the equity method, (€ 283 million), and
- the increase in minority interests as a result of the full consolidation of National Investment Co SA. (€ 107 million).

8.2 Financial statements

Group balance sheet

€ thousands	*Note*	2003	2002	±%
ASSETS				
Cash in hand, balances with Central Bank	2	1 280 563	857 521	+49.3%
Treasury bills and other bills		106 157	131 773	-19.4%
Loans and advances to credit institutions	3	5 170 242	5 844 200	-11.5%
Reverse repos		3 507 175	4 781 173	-26.6%
Loans and advances to customers	4	22 699 566	20 607 528	+10.2%
Less: Provisions for doubtful debts	5	(1 051 796)	(1 012 032)	+3.9%
Debt securities and other fixed-income securities	6	17 847 008	18 942 470	-5.8%
Shares and other variable yield securities		657 578	402 441	+63.4%
Participating interests		202 696	318 051	-36.3%
Shares in affiliated undertakings		743 243	917 462	-19.0%
Intangible assets	7	120 335	279 840	-57.0%
Fixed assets	8	1 530 386	950 037	+61.1%
Own shares		179 325	168 730	+6.3%
Other assets	9	605 954	574 632	+5.5%
Prepayments and accrued income	10	292 799	331 866	-11.8%
Total		**53 891 231**	**54 095 692**	**-0.4%**
LIABILITIES				
Amounts owed to credit institutions	11	9 661 478	8 972 454	+7.7%
Amounts owed to customers	12	38 978 176	40 024 592	-2.6%
Debts evidenced by certificates	13	31 869	36 025	-11.5%
Other liabilities	14	1 236 046	1 403 746	-11.9%
Accruals and deferred income	15	226 072	272 788	-17.1%
Provisions for liabilities and charges	16	41 287	43 706	-5.5%
Provisions for general banking risks	16	5 761	7 941	-27.5%
Subordinated liabilities	17	750 000	750 000	-
Hybrid capital	18	350 000	-	-
Equity	19	2 610 542	2 584 440	+1.0%
Total		**53 891 231**	**54 095 692**	**-0.4%**

Group Profit & Loss Account

€ thousands	*Note*	2003	2002	±%
Interest receivable and similar income	20	2 520 005	2 790 477	-9.7%
Interest payable and similar charges	21	(1 217 335)	(1 604 776)	-24.1%
Net interest income		**1 302 670**	**1 185 701**	**+9.9%**
Income from securities	22	22 702	20 039	+13.3%
Commissions receivable	23	437 876	374 520	+16.9%
Commissions payable	24	(45 298)	(36 986)	+22.5%
Net profit on financial operations	25	103 192	74 602	+38.3%
Other operating income	26	26 578	28 684	-7.3%
Income		**1 847 720**	**1 646 560**	**+12.2%**
Staff costs		(718 753)	(717 776)	+0.1%
Other administrative expenses		(305 564)	(297 247)	+2.8%
Profit on ordinary activities before provisions		**823 403**	**631 537**	**+30.4%**
Fixed assets depreciation	27	(184 224)	(150 889)	+22.1%
Other operating charges		(14 444)	(14 440)	-
Provisions for doubtful debts		(147 780)	(144 634)	+2.2%
Profit on ordinary activities before tax		**476 955**	**321 574**	**+48.3%**
Extraordinary income		30 977	42 334	-26.8%
Extraordinary charges		(13 235)	(46 499)	-71.5%
Extraordinary profit		38 289	35 477	+7.9%
Profit (before tax and minority interests)		**532 986**	**352 886**	**+51.0%**
Minority interests		(11 985)	(3 067)	+290.8%
Profit (before tax)		**521 001**	**349 819**	**+48.9%**
Taxes		(161 144)	(121 845)	+32.3%
Prior years' tax liabilities		(626)	(15 307)	-95.9%
Minorities taxes		1 084	581	+86.6%
Group Profit (after tax)		**360 315**	**213 248**	**+69.0%**

Group Equity

€ thousands	2003	2002	
Paid-up capital	1 147 761	1 043 419	+10.0%
Share premium account	32 393	32 393	-
Reserves	1 400 961	1 184 254	+18.3%
Fixed assets revaluation reserve	20 472	100 760	-79.7%
Fixed assets investment subsidy	2 700	500	+440.0%
Retained earnings	307 210	338 674	-9.3%
Consolidation differences	(446 337)	(146 886)	+203.9%
Minority interests	145 382	31 326	+364.1%
Total	**2 610 542**	**2 584 440**	**+1.0%**

Group Off-balance sheet items

€ thousands	2003	2002	±%
Contingent liabilities	30 437 728	23 230 000	+31.0%
Commitments arising form sale and repurchase agreements	6 843	8 438	-18.9%
Other off-balance sheet items:			
Items in custody and safe keeping[(1)]	4 649 970	5 041 405	-7.8%
Commitments for bilateral contracts[(2)]	7 565 380	11 865 086	-36.2%
Credit memo accounts[(3)]	11 687 465	12 615 642	-7.4%
Total	**54 347 386**	**52 760 571**	**+3.0%**

[(1)] *Mainly IKA stamps to be issued by NBG and equity investments by customers at National Securities (€ 1 225.9 million)*

[(2)] *Mainly pre-purchases and forward sales of FX and forward sales of securities*

[(3)] *Mainly customer investments in dematerialized government bonds*

Notes to the Financial Statements

Note 1 | Accounting policies

The Group's accounting policies are in accordance with codified Law 2190/1920 on Sociétés Anonymes and the provisions of PD 384/31.12.92 relating to the Greek Chart of Accounts and the Generally Accepted Accounting Principles in Greece in conformity with rules prescribed by regulatory authorities.

(a) Provisions for loans and advances

Specific provision is made for loans whose recoverability is considered doubtful. Management's evaluation for the provision required is based on the Group's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Interest ceases to accrue for accounts for which there has been no payment of interest or repayment of capital for a maximum period of twelve months (100 days for credit cards and consumer loans) after the due date and collection is considered doubtful. The non-banking companies of the Group form provisions for debt that is considered doubtful.

(b) Investment valuation

Investments in trading and investment portfolio securities are stated at cost or fair market value, whichever is lower on an aggregate portfolio basis, with the exception of investments in shares in non-financial sector subsidiaries excluded from the consolidation, and in affiliated companies which are stated at 31 December 2003 using the Equity Method, but at 31 December 2002 at cost.

(c) Fixed assets valuation

Premises, equipment and other fixed assets are carried at cost less accumulated depreciation. In 2003, the Bank's land and buildings are stated at fair value as per Law 3229/2004, Article 15. Fixed assets depreciation is calculated using the straight-line method on the basis of the top rates provided for under PD 299/4.11.2003. Land and buildings are not subject to depreciation.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated in accordance with prevailing exchange rates at year end and the resultant exchange difference is carried to the profit and loss account.

(e) Assets acquired through auctions

Assets acquired through auctions are classified as "foreclosed assets" in Other assets and are stated at cost, less accumulated depreciation.

(f) Income tax

The provision for income tax is computed on the basis of the applicable tax laws.

Note 2| Cash in hand, balances with Central Bank

€ thousands	2003	2002	±%
Cash in hand	565 849	541 220	+4.6%
Balances with Central Bank	644 779	260 146	+147.9%
Other	69 935	56 155	+24.5%
Total	**1 280 563**	**857 521**	**+49.3%**

Note 3| Loans and advances to credit institutions

€ thousands	2003	2002	±%
Current account	44 624	72 473	-38.4%
Loans to credit institutions	9 455	12 395	-23.7%
Time deposits with domestic credit institutions	744 763	860 645	-13.5%
Time deposits with foreign credit institutions	3 968 511	4 576 263	-13.3%
Overseas correspondents & other receivables	402 889	322 424	+25.0%
Total	**5 170 242**	**5 844 200**	**-11.5%**

Note 4| Loans and advances to customers

€ thousands	2003	2002	±%
Consumer credit	3 104 788	2 444 722	+27.0%
Residential mortgage credit	7 169 853	5 900 538	+21.5%
Commercial loans	12 251 396	12 046 036	+1.7%
Total loans before provisions[1]	**22 526 037**	**20 391 296**	**+10.5%**
Advances to customers other than loans	173 529	216 232	-19.7%
Total loans and advances to customers	**22 699 566**	**20 607 528**	**+10.2%**

(1) *Of which non-performing loans: € 1 411 million in 2003 compared with € 1 453 million in 2002.*

Note 5| Provisions for loan losses

€ thousands	Balance 31.12.02	FX revaluation	Write-offs 2003	Provisions 2003[1]	Balance 31.12.03
Total	1 012 032	(4 001)	(101 664)	145 429	1 051 796

(1) *Provisions for staff retirement indemnity and for contingent liabilities amounting to € 2 351 thousand are not included.*

Note 6| Debt securities and other fixed-income securities

€ thousands	2003	2002	±%
Government bonds:			
Greek government	12 605 011	14 548 605	-13.4%
Other sovereigns	2 273 277	618 414	+267.6%
	14 878 288	**15 167 019**	**-1.9%**
Corporate bonds:			
Greek corporations	508 340	331 636	+53.3%
Foreign corporations	840 199	1 737 613	-51.6%
Greek banks	148 408	68 996	+115.1%
Foreign banks	354 976	529 613	-33.0%
	1 851 923	**2 667 858**	**-30.6%**
Other fixed-income securities	1 116 797	1 107 593	+0.8%
Total	**17 847 008**	**18 942 470**	**-5.8%**

Note 7| Intangible assets

€ thousands	2003	2002	±%
Establishment cost	20 080	7 782	+158.0%
Goodwill	76	34 419	-99.8%
Other intangible assets	285 353	371 934	-23.3%
Intangible assets before amortization	**305 509**	**414 135**	**-26.2%**
Amortization	(185 174)	(134 295)	+37.9%
Total	**120 335**	**279 840**	**-57.0%**

Note 8| Tangible assets

In 2003, in view of the implementation of International Financial Reporting Standards the property value of the parent bank was restated at fair value, pursuant to the provisions of Law 3229/2004, Article 15. The revaluation was carried out by independent valuators, in line with International Accounting Standard 16. The gain from the revaluation amounted to € 436 997 thousand (€ 304 191 thousand from land and € 132 806 thousand from buildings).

€ thousands	2003	2002	±%
Land	622 367	289 664	+114.9%
Buildings	844 075	556 597	+51.6%
Depreciation	(270 414)	(236 601)	+14.3%
	573 661	**319 996**	**+79.3%**
Furniture, computers and other equipment	439 775	402 249	+9.3%
Depreciation	(318 206)	(267 043)	+19.2%
	121 569	**135 206**	**-10.1%**
Other tangible assets	304 017	230 040	+32.2%
Depreciation	(122 640)	(90 313)	+35.8%
	181 377	**139 727**	**+29.8%**
Fixed assets under construction and prepayments	31 412	65 444	-52.0%
Total	**1 530 386**	**950 037**	**+61.1%**

Note 9| Other assets

€ thousands	2003	2002	±%
Fixed assets acquired through auctions	98 786	102 251	-3.4%
Tax payments and other recoverable taxes	202 183	198 903	+1.6%
Other	304 985	273 478	+11.5%
Total	**605 954**	**574 632**	**+5.5%**

Note 10| Prepayments and accrued income

€ thousands	2003	2002	±%
Prepayments	105 654	132 032	-20.0%
Accrued income	187 145	199 834	-6.3%
Total	**292 799**	**331 866**	**-11.8%**

Note 11| Amounts owed to credit institutions

€ thousands	2003	2002	±%
Deposits by credit institutions: Current account	141 406	156 183	-9.5%
Time deposits	5 450 705	3 192 431	+70.7%
	5 592 111	**3 348 614**	**+67.0%**
Repos	3 911 837	5 613 684	-30.3%
Amounts owed to Central Bank	157 530	10 156	+1451.1%
Total	**9 661 478**	**8 972 454**	**+7.7%**

Note 12| Amounts owed to customers

€ thousands	2003	2002	±%
Deposits:			
Current accounts	4 443 359	4 156 995	+6.9%
Savings accounts	23 768 373	22 912 740	+3.7%
Time deposits	8 320 837	10 047 646	-17.2%
Other deposits	284 934	254 692	+11.9%
	36 817 503	**37 372 073**	**-1.5%**
Repos	1 989 415	2 454 515	-18.9%
Other amounts owed to customers	171 258	198 004	-13.5%
Total	**38 978 176**	**40 024 592**	**-2.6%**

Note 13| Debts evidenced by certificates

€ thousands	2003	2002	±%
Bonds	6 814	7 439	-8.4%
Former NMB bank bonds	11 205	27 566	-59.4%
Other bank bonds	13 850	1 020	+1 257.8%
Total	**31 869**	**36 025**	**-11.5%**

Note 14| Other liabilities

€ thousands	2003	2002	±%
Tax and duties payable	197 658	170 889	+15.7%
Amounts owed to pension funds	9 908	6 747	+46.9%
Amounts arising from collections on behalf of third parties	116 410	114 922	+1.3%
Dividends payable	179 929	114 521	+57.1%
Other liabilities	732 141	996 667	-26.5%
Total	**1 236 046**	**1 403 746**	**-11.9%**

Note 15| Accruals and deferred income

€ thousands	**2003**	**2002**	**±%**
Accruals	86 994	95 815	-9.2%
Deferred expenses	139 078	176 973	-21.4%
Total	**226 072**	**272 788**	**-17.1%**

Note 16| Provisions for liabilities, charges and general banking risks

€ thousands	**2003**	**2002**	±%
Provisions for employees pensions and similar obligations	23 686	24 779	-4.4%
Provisions for taxes other than income tax	4 745	4 880	-2.8%
Other provisions	12 856	14 047	-8.5%
Total provisions	**41 287**	**43 706**	-5.5%
Provisions for general banking risks	5 761	7 941	-27.5%
Total	**47 048**	**51 647**	**-8.9%**

Note 17| Subordinated liabilities

In 2002, NBG Finance Plc, a subsidiary of NBG, arranged a subordinated debt issue of € 750 million guaranteed by the parent bank. The amount raised forms part of Tier II capital.

Note 18| Hybrid (Tier I) capital

NBG Funding Ltd, a special purpose subsidiary of NBG established in 2003, issued securities totaling € 350 million, which are counted as Tier I capital.

Note 19| Equity

The movement for the Group equity is as follows:

€ million	Paid up capital	Share premium	Reserves	Retained earnings	Consolidation differences	Minority interests	Total
Balance 31.12.02	**1 043.4**	**32.4**	**1 285.5**	**338.7**	**(146.9)**	**31.3**	**2 584.4**
Previous year's profit			(20.0)	(213.3)			**(233.3)**
Capitalized reserve	104.3		(104.3)				**0.0**
Appropriation account			142.6	265.2		6.2	**414.0**
Gains from property revaluation and securities loss set off			206.9	(5.9)		0.8	**201.8**
Write off of merger differences			(171.1)				**(171.1)**
Absorption of SNCFT, HHTCE, OLYMPIAS			19.7	(4.2)			**15.5**
FX differences			0.2	(23.6)	2.3		**(21.1)**
Consolidation of subsidiaries using the equity method					(283.1)		**(283.1)**
Acquisition of Romaneasca					(19.0)		**(19.0)**
Full consolidation of National Investment Co.			61.1	(61.1)		107.2	**107.2**
Other			3.6	11.4	0.4	(0.1)	**15.3**
Balance 31.12.03	**1 147.7**	**32.4**	**1 424.2**	**307.2**	**(446.3)**	**145.4**	**2 610.6**

Note 20| Interest receivable and similar income

€ thousands	**2003**	**2002**	**±%**
Interest income from interbank placements	631 154	790 301	-20.1%
Interest income from bonds	571 208	752 706	-24.1%
Interest income from loans	1 227 936	1 176 445	+4.4%
Other interest income	89 707	71 025	+26.3%
Total	**2 520 005**	**2 790 477**	**-9.7%**

Note 21| Interest payable and similar charges

€ thousands	**2003**	**2002**	**±%**
Interest on customer deposits	390 246	651 221	-40.1%
Interest on interbank deposits	542 929	644 826	-15.8%
Repos	182 094	210 277	-13.4%
Loan and deposit contributions	68 272	59 307	+15.1%
Other interest payments	33 794	39 145	-13.7%
Total	**1 217 335**	**1 604 776**	**-24.1%**

Note 22| Income from securities

€ thousands	**2003**	**2002**	**±%**
Dividend income from shares	9 265	9 869	-6.1%
Dividend income from participating interests	9 490	8 034	+18.1%
Dividend income from affiliated undertakings	3 947	2 136	+84.8%
Total	**22 702**	**20 039**	**+13.3%**

Note 23| Commissions receivable

€ thousands	**2003**	**2002**	**±%**
Retail (1)	170 512	139 178	+22.5%
Corporate (2)	66 644	60 414	+10.3%
Investment banking(3)	62 949	43 098	+46.1%
Asset management	37 554	28 075	+33.8%
Other (4)	100 217	103 755	-3.4%
Total	**437 876**	**374 520**	**+16.9%**

(1) *Commissions on mortgages and consumer loans, credit cards and retail deposits.*

(2) *Commissions on granting of business loans, letters of guarantee, import-export, and corporate deposits.*

(3) *Commissions on investment operations, custodian services, and brokerage*

(4) *Commissions on fund transfers, FX transactions and other intermediation charges.*

Note 24| Commissions payable

€ thousands	2003	2002	±%
Consumer factoring	24 320	17 615	+38.1%
Credit cards	11 754	10 940	+7.4%
Brokerage	3 833	2 449	+56.5%
Other	5 391	5 982	-9.9%
Total	**45 298**	**36 986**	**+22.5%**

Note 25| Trading gains

€ thousands	2003	2002	±%
Bond trading and hedging	40 526	77 586	-47.8%
Derivatives trading	1 504	(5 643)	-
FX trading	32 045	28 169	+13.8%
Equity trading	33 412	(21 788)	-
Trading expenses	(4 295)	(3 722)	+15.4%
Total	**103 192**	**74 602**	**+38.3%**

Note 26| Other operating income

€ thousands	2003	2002	±%
Income from other activities & safe deposit box charges	6 051	6 789	-10.9%
Rentals	5 919	5 766	+2.7%
Third-party services	14 608	16 129	-9.4%
Total	**26 578**	**28 684**	**-7.3%**

Note 27| Depreciation of fixed assets

€ thousands	2003	2002	±%
Buildings	34 031	26 798	+27.0%
Furniture and electronic equipment	56 080	50 349	+11.4%
Machinery, transport and other tangibles	55 118	38 788	+42.1%
Software and other intangibles	38 995	34 954	+11.6%
Total	**184 224**	**150 889**	**+22.1%**

8.3 List of Bank's participation

Companies of the financial sector included in the consolidated financial statements of the NBG Group as at 31.12.2003

(€ thousands)

S/N	NAME	Bank's participation			Equity	Net profit/ (loss)	NBG's book value of shares	Group's book value of shares
		Direct	Indirect	Total				
1	National Investment S.A.	36.42%	-	36.42%	168 559	12 537	138 422	138 422
2	National Securities S.A.	100.00%	-	100.00%	23 539	8 777	18 170	18 170
3	Ethniki Kefalaiou S.A.	100.00%	-	100.00%	198 786	40 702	3 326	3 326
4	Diethniki S.A.	81.00%	19.00%	100.00%	10 308	18 072	11 029	11 176
5	National Management and Organization Co.	100.00%	-	100.00%	19 405	2 594	23 328	23 328
6	Ethniki Leasing S.A.	93.33%	6.67%	100.00%	32 536	2 539	29 055	29 348
7	Ethniki Mutual Find Management S.A.	100.00%	-	100.00%	1 177	(15)	1 175	1 175
8	Ethniki Venture Capital S.A.	-	100.00%	100.00%	1 188	412	-	271
9	National Regional Development Co. of Northern Greece	65.00%	-	65.00%	8 361	37	4 068	4 068
10	NBG Balkan Fund Ltd	100.00%	-	100.00%	14 352	(289)	5 870	5 870
11	NBG Greek Fund Ltd	100.00%	-	100.00%	40 696	(884)	21 929	21 929
12	ETEBA Emerging Markets Fund Ltd	100.00%	-	100.00%	2 928	1	147	147
13	ETEBA Estate Fund Ltd	100.00%	-	100.00%	2 928	1	147	147
14	ETEBA Venture Capital Management Company Ltd	100.00%	-	100.00%	(6)	(1)	18	18
15	NBG Bancassurance S.A.	99.70%	0.30%	100.00%	1 069	1 543	300	301
16	Atlantic Bank of New York	100.00%	-	100.00%	148 059	36 848	54 912	54 912
17	National Bank of Greece (Canada)	100.00%	-	100.00%	27 959	4 121	16 628	16 628
18	The South African Bank of Athens Ltd	88.69%	10.61%	99.30%	3 439	(1 828)	11 833	12 902
19	National Bank of Greece (Cyprus) LTD	100.00%	-	100.00%	59 060	8 380	39 224	39 224
20	National Securities Cyprus LTD	-	100.00%	100.00%	2	0	-	155
21	NBG Management Services Ltd	100.00%	-	100.00%	1 945	542	938	938
22	Stopanska Banka AD, Skopje	71.20%	-	71.20%	57 452	107	72 010	72 010
23	United Bulgarian Bank AD, Sofia	89.91%	-	89.91%	151 877	39 728	211 170	211 170
24	NBG International Ltd	100.00%	-	100.00%	21 139	4 935	9 932	9 932
25	NBG International Inc	-	100.00%	100.00%	800	(270)	-	8 549
26	NBGI Private Equity Ltd	-	100.00%	100.00%	139	4	-	142
27	NBG Finance Plc.	100.00%	-	100.00%	280	222	71	71
28	Interlease A.D. (Sofia)	87.50%	-	87.50%	1 629	1 676	1 015	1 015
29	ETEBA Bulgaria A.D.	92.00%	8.00%	100.00%	383	(75)	548	592
30	ETEBA Romania S.A.	100.00%	-	100.00%	271	(52)	818	818
31	ETEBA Advisory S.R.L.	-	100.00%	100.00%	1	(6)	-	89
32	NBGI Jersey Ltd	-	100.00%	100.00%	(41)	(10)	-	-
33	NBG Luxembourg Holding S.A.	94.67%	5.33%	100.00%	427	246	71	75
34	NBG Luxfinance Holding S.A.	94.67%	5.33%	100.00%	1 095	482	71	75
35	NBG Asset Management S.A.S.	100.00%	-	100.00%	54	(2)	55	55
36	NBG International Asset Management S.A.S.	100.00%	-	100.00%	1 308	(15)	1 500	1 500
37	Innovative Ventures S.A. (I-VEN)	-	100.00%	100.00%	5 543	(422)	-	4 304
38	NBG Funding Ltd	100.00%		100.00%	37	27	10	10
39	Banca Romaneasca S.A.	81.65%	-	81.65%	17 332	4 993	33 177	33 177

8.4 Consolidated companies

Besides the Bank, the following financial sector companies are included in the Group's consolidated financial statements:

A/A	NAME	1999	2000	2001	2002	2003
1	NATIONAL SECURITIES SA	X	X	X	X	X
2	ETHNKIKI KEFALAIOU SA	X	X	X	X	X
3	DIETHNIKI SA	X	X	X	X	X
4	NATIONAL MANAGEMENT AND ORGANIZATION SA	X	X	X	X	X
5	ETHNIKI LEASING SA	X	X	X	X	X
6	ETHNIKI MUTUAL FUND MANAGEMENT SA	X	X	X	X	X
7	ETHNIKI VENTURE CAPITAL SA	X	X	X	X	X
8	NATIONAL REGIONAL DEVELOPMENT CO OF NOTHERN GREECE	X	X	X	X	X
9	NBG BALKAN FUND LTD	X	X	X	X	X
10	NBG GREEK FUND LTD	X	X	X	X	X
11	ETEBA EMERGING MARKETS FUND LTD	X	X	X	X	X
12	ETEBA ESTATE FUND LTD	X	X	X	X	X
13	ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD	X	X	X	X	X
14	NBG BANCASSURANCE SA		X	X	X	X
15	ATLANTIC BANK OF NEW YORK	X	X	X	X	X
16	NATIONAL BANK OF GREECE (CANADA)	X	X	X	X	X
17	THE SOUTH AFRICAN BANK OF ATHENS LTD	X	X	X	X	X
18	NATIONAL BANK OF GREECE CYPRUS SA	X	X	X	X	X
19	NATIONAL SECURITIES CYPRUS LTD (ETHNOSECURITIES)	X	X	X	X	X
20	NBG MANAGEMENT SERVICES LTD		X	X	X	X
21	STOPANSKA BANKA AD SKOPJE		X	X	X	X
22	UNITED BULGARIAN BANK		X	X	X	X
23	NBG INTERNATIONAL LTD	X	X	X	X	X
24	NBG INTERNATIONAL Inc		X	X	X	X
25	NBGI PRIVATE EQUITY LTD		X	X	X	X
26	NBG FINANCE Plc	X	X	X	X	X
27	INTERLEASE AD SOFIA	X	X	X	X	X
28	ETEBA BULGARIA AD	X	X	X	X	X
29	ETEBA ROMANIA SA [1]	X	X	X	X	X
30	ETEBA ADVISORY SRL		X	X	X	X
31	NBG INTERNATIONAL JERSEY LTD			X	X	X
32	NBG LUXEMBOURG HOLDING SA				X	X
33	NBG LUXFINANCE HOLDING SA				X	X
34	NBG ASSET MANAGEMENT SAS				X	X
35	NBG INTERNATIONAL ASSET MANAGEMENT SAS				X	X
36	INNOVATIVE VENTURES (I-VEN)				X	X
37	BANCA ROMANEASCA					X
38	NATIONAL INVESTMENT COMPANY SA [3]	X	X	X		X
39	NBG FUNDING LTD					X
40	ETEBA SA. [2]	X	X	X		
41	BANQUE NATIONALE DE GRECE (FRANCE) [4]	X	X	X		
42	NATIONAL BUSINESS CLAIM MANAGEMENT (ETHNOFACT) [5]	X				
43	KTIMATIKI MUTUAL FUNDS SA [6]	X				
44	WORTHINGTON [7]	X	X			
45	GREEK SHIPOWNERS INVESTMENT CO [8]	X	X			

[1] Former SC TOP INVEST. Renamed in 2000

[2] consolidated under the equity method on 31.12.2002.

[3] Merged with the Bank through absorption according to the provisions of L. 2515/97.

[4] Merged with the Bank through absorption according to the provisions of L. 2515/97.

[5] Absorbed by the Bank in 2000

(6) Absorbed by DIETHNIKI in 2000.

(7) Dissolved in 2001.

(8) Absorbed by ETEBA in 2001.

8.5 Intercompany transactions with National Bank of Greece S.A.

Name	Due	Owed	Income	Expense	Off-balance
NATIONAL INVESTMENT SA		7 777	617	196	14 892
NATIONAL SECURITIES SA	5 014	11 119	3 965	762	13 283
ETHNIKI KEFALAIOU	2	1 777	213	914	37 541
DIETHNIKI SA MUTUAL FUND MANAGEMENT	18 064	2 263	17 468	221	3 400
NATIONAL MANAGEMENT & ORGANIZATION SA	3 343	5 742	661	58 516	
ETHNIKI LEASING SA	214 588	132	6 401	4	
ETHNIKI SA MUTUAL FUND MANAGEMENT		1 108		19	
ETHNIKI VENTURE CAPITAL SA	11	821	123	21	
NATIONAL REGIONAL DEVELOPMENT CO OF NORTHERN GREECE		5 428	1	145	
NBG BALKAN FUND		5 476		57	
NBG GREEK FUND		8 713		207	
ETEBA EMERGING MARKETS		146		2	
ETEBA ESTATE		145		2	
ETEBA VENTURE CAPITAL		1			
NBG BANCASSURANCE	511	1 827	481	60	
ATLANTIC BANK OF NEW YORK	126 443	77	536	427	
NBG CANADA	807	443			
SOUTH AFRICAN BANK OF ATHENS	4 260	1 187	174	35	
NBG CYPRUS	60 458	101 222	567	2 188	8 897
STOPANSKA BANKA	4 204	61	396	7	
UBB	2 867	8 090	1 996	1 389	28 434
NBG INTERNATIONAL		571		1 351	
NBG I INC				112	
NBG FINANCE	1 838	1 103 540		31 965	
INTERLEASE	52 725	1 732	1 705	12	144 354
ETEBA BULGARIA		374		11	
ETEBA ROMANIA	171	141	25	86	
ETEBA ADVISORY			3		
NBG ASSET MANAGEMENT		1			
NBG I ASSET MANAGEMENT		17			
BANCA ROMANEASCA					800
I-VEN		4 867			
NBG FUNDING		14			
"YES" SA	74 987	1 529	2 081	75	
ACTION PLAN SA	1 600	325	83	316	
COSMOONE SA		59		26	
EVIOP TEMPO SA	437		34		
GRAND HOTEL SUMMER PALACE	5 017	206	242	1	
LYKOS PAPERLESS SOLUTIONS SA		1		4	
OTENET SA		283			
PLANET ERNST & YOUNG	4 373	57	184	1	
SPRAY PACK SA	1 476				
AGET CEMENT	28 494	9 779	2 182		
SOCIAL SECURITIES FUNDS MANAGEMENT		674		11	
ASTIR ALEXANDROUPOLIS SA	143	531	2	14	
ASTIR PALACE VOULIAGMENI SA	786	36 971	68	1 065	
PHOSPHATE FERTILIZERS SA	27 293		2 609		
DIAS INTERBANK SYSTEMS SA		111	213	1 140	
NATIONAL INSURANCE SA		249 117	8 450	7 768	
ETHNODATA SA		2 237	99	2 224	
NBG TRAINING CENTRE SA	545	254	325	217	
PELLA SA	3	10	40		293
ELSA SA	5 673	32	290		
KADMOS SA		227		6	
LARKO		1 030			
SIEMENS TELEINDUSTRIAL SA		989	111	12	31 190
"TEIRESIAS" SA	348	1 684	44	1 600	
NATIONAL REAL ESTATE SA	6	28 324	46	2 860	
Total	**646 488**	**1 609 240**	**52 435**	**116 047**	**283 084**

9.Profile of Group Companies

9.1 Financial sector companies

ATLANTIC BANK OF NEW YORK (ABNY)

A subsidiary company headquartered in New York. The company was established in 1953 and National Bank of Greece owns 100% of its share capital. ABNY ranks amoung the 20 biggest commercial banks of New York offering a full range of commercial and retail banking services to its customers. Its network comprises 23 branches located in districts with a large Greek population (in New York and Boston). In addition, it controls 5 companies involved in leasing, franchising, real estate and insurance premium financing.

In 2003, ABNY acquired the New York branch of Allied Irish Bank (AIB) and established two additional Manhattan branches. ABNY's reported record earnings for 2003 (2003: $ 46.5 mio, 2002: $ 42.2 mio) illustrate its efforts to improve the quality of its sources of income and contain its operating costs, however the ongoing slide of the dollar by 17% against the euro (2003: $/€ 0.79177, 2002: $/€ 0.95356) had an adverse translation effect on the results of the Group.

	2003	**2002**	**±%**	**2003**	**2002**	**±%**
Key figures	*($ thousands)*			*(€ thousands)*		
Assets	3 067 574	2 755 695	+11.3%	2 428 813	2 627 721	-7.6%
Equity	186 997	203 549	-8.1%	148 059	194 096	-23.7%
Share capital	7 782	7 782	-	6 162	7 421	-17.0%
Reserves	179 215	195 767	-8.5%	141 897	186 675	-24.0%
Interest and similar income	127 817	129 792	-1.5%	101 202	123 764	-18.2%
Profit before tax	46 539	42 182	+10.3%	36 848	40 223	-8.4%

Relationship with NBG *(€ thousands)*	**2003**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	54 912

THE SOUTH AFRICAN BANK OF ATHENS (SABA)

SABA, headquartered in Johannesburg, South Africa, was set up in 1947 with a view to serving and supporting the business operations of the Greek community in the region. The NBG Group has a 99.3% direct holding in SABA's share capital.

SABA offers retail banking services in the four main metropolitan centers of South Africa (Durban, Cape Town, Johannesburg and Pretoria) through a network of 12 branches. During 2003, SABA reorganized its branch network by closing down loss-making units and increased its share capital with a view to reinforcing further its capital adequacy.

Key figures (€ thousands)[1]	2003	2002	±%
Assets	61 903	52 991	+16.8%
Equity	3 439	2 866	+20.0%
Share capital	845	610	+38.5%
Reserves	2 594	2 256	+15.0%
Interest and similar income	7 774	5 971	+30.2%
Profit before tax	(1 828)	(2 205)	+17.1%

(1) 2003: ZAR/€ 0.12008, 2002: ZAR/€ 0.11100

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	88.7%
NBG indirect participation (%)	10.6%
Book value of shares held by the Group	12 902

NATIONAL BANK OF GREECE (CYPRUS) LTD

National Bank of Greece (Cyprus) Ltd is a commercial bank headquartered in Nicosia. National Bank of Greece owns 100% of its share capital. The company offers a full range of banking services and products with a focus on the tourist industry. It runs a network of 25 branches, 6 FX bureaus and 19 ATMs located around the country.

Despite the increased competition in the local market, the slowdown in tourist arrivals in Cyprus and the adverse conditions in the local stock market, the bank improved its profitability showing a growth in loans and deposits in the past year. During 2003, the bank set up its investment banking division, following the transfer of the operations previously carried out by National Securities Cyprus, which is in the process of liquidation.

Key figures (€ thousands)[1]	2003	2002	±%
Assets	874 647	790 202	+10.7%
Equity	59 060	52 811	+11.8%
Share capital	39 224	40 128	-2.3%
Reserves	19 836	12 683	+56.4%
Interest and similar income	48 064	50 303	-4.5%
Profit before tax	8 380	6 686	+25.3%

(1) 2003: CYP/€ 1.70541, 2002: CYP/€ 1.74471

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	39 224

NATIONAL BANK OF GREECE CANADA

NBG Canada is a commercial bank headquartered in Montreal, Canada. The company was established in 1982 and offers a wide range of commercial and retail banking services, though its focus is on real estate financing. NBG Canada also conducts primary and secondary trading in Greek Government securities. The company is 100% owned by National Bank of Greece and its network comprises 10 branches.

In 2003, the bank upgraded its loan monitoring system aiming at improving the quality of its loan portfolio and introduced new capital guaranteed products.

Key figures (€ thousands) [1]	2003	2002	±%
Assets	330 491	318 478	+3.8%
Equity	27 959	24 797	+12.8%
Share capital	11 396	11 178	+2.0%
Reserves	16 563	13 619	+21.6%
Interest and similar income	18 936	18 120	+4.5%
Profit before tax	4 121	4 100	+0.5%

(1) 2003: CAD/€ 0.61599, 2002: CAD/€ 0.60423

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	16 628

STOPANSKA BANKA AD

Stopanska Banka is a commercial bank headquartered in Skopje, Former Yugoslav Republic of Macedonia. In April 2000, NBG acquired 65% of Stopanska Banka's share capital while it now owns 71.2%. Stopanska is the largest bank in FYROM and offers retail banking services. Its network comprises 25 branches and 27 cash desks.

During the year, the bank continued its loan portfolio clean-up program. Despite economic and political instability, the bank's performance improved. The reorganization and restructuring of the bank aiming at the regeneration of its business structures progressed in 2003. As part of this process, the installation of SAP was completed. With a view to further containing its operating costs the bank completed the first part of its VER scheme by which 191 of its employees retired.

Key figures (€ thousands) [1]	2003	2002	±%
Assets	461 726	405 395	+13.9%
Equity	57 452	57 494	-0.1%
Share capital	58 788	58 968	-0.3%
Reserves	(1 336)	(1 474)	-
Interest and similar income	15 308	17 842	-14.2%
Profit before tax	107	(1 249)	-

(1) 2003: MKD/€ 0.01632, 2002: MKD/€ 0.01637

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	71.2%
NBG indirect participation (%)	-
Book value of shares held by the Group	72 010

BANCA ROMANEASCA

Banca Romaneasca is a commercial bank headquartered in Bucharest, Romania. It was founded in 1993, and in 2003 NBG acquired 81.7% of its share capital. It has a network of 25 branches and employs 652 staff. The company was consolidated for the first time at 31 December 2003. Its profits for the year wee not included in the results of the group, as the acquisition took place in December.

Key figures (€ thousands) [1]	2003	2002	±%
Assets	161 158	164 159	-1.8%
Equity	17 332	21 852	-20.7%
Share capital	11 125	12 420	-10.4%
Reserves	6 207	9 432	-34.2%
Interest and similar income	18 738	21 678	-13.6%
Profit before tax	4 993	7 338	-32.0%

(1) 2003: ROL/€ 0.000025, 2002: ROL/€ 0.000036

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	81.7%
NBG indirect participation (%)	-
Book value of shares held by the Group	33 177

UNITED BULGARIAN BANK (UBB)

UBB is a commercial bank headquartered in Sofia, Bulgaria. The company was established in 1993 following the merger of 22 Bulgarian banks, and in July 2000 NBG acquired 89.9% of its share capital. As at 31 December 2003, its market shares in corporate lending and in retail were 11.2% and 13.8% respectively. It offers a full range of banking services through a network of 101 branches located around the country. It runs 28% and 33% of the country's ATMs (328) and POS (1 097) respectively.

Its corporate portfolio showed a substantial increase while its retail portfolio more than doubled following the introduction of new retail products. In recognition of UBB's growth dynamic and strong capital base, Standard & Poor's and Fitch increased its credit ratings to positive. UBB is working closely alongside NBG's branch in Sofia and the Group's other subsidiary located there (Interlease) for the development of the Group's operations in the Balkans.

Key figures (€ thousands) [1]	2003	2002	±%
Assets	924 821	835 432	+10.7%
Equity	151 877	129 825	+17.0%
Share capital	38 843	38 864	-0.1%
Reserves	113 034	90 961	+24.3%
Interest and similar income	56 611	43 274	+30.8%
Profit before tax	39 728	19 234	+106.6%

(1) 2003: BGN/€ 0.51133, 2002: BGN/€ 0.051161

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	16 412
NBG direct participation (%)	89.9%
NBG indirect participation (%)	-
Book value of shares held by the Group	211 170

INTERLEASE AD

Interlease was established in Bulgaria in 1995. The Bank owns 87.5% of its share capital. The company offers primarily industrial equipment leasing services and has a leading presence in Bulgaria (its market share exceeds 80%). In 2002, it established Interlease auto, a fully owned subsidiary specializing in car leasing with a view to penetrating this market. The substantial growth in assets during 2003 reflects a growth of 46.6%, in terms of absolute prices, in the leasing portfolio as well as improvements in its quality.

Key figures (€ thousands) [1]	2003	2002	±%
Assets	76 376	43 801	+74.4%
Equity	1 629	175	+830.9%
Share capital	1 777	1 778	-0.1%
Reserves	(148)	(1 603)	-
Profit before tax	1 676	903	+85.6%

(1) 2003: BGN/€ 0.51133, 2002: BGN/€ 0.051161

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	87.5%
NBG indirect participation (%)	-
Book value of shares held by the Group	1 015

NBG INTERNATIONAL Limited

NBG International, headquartered in London and 100% owned by the NBG Group, represents the international investment-banking arm of the Group. The company was set up in 1996 to further expand the Group's investment banking activities abroad. It works alongside foreign financial institutions to raise funds for Greek customers while it also assists foreign investors in making placements in Greek stocks and bonds.

Key figures (€ thousands) [1]	2003	2002	±%
Assets	25 867	21 696	+19.2%
Equity	21 139	19 327	+9.4%
Share capital	9 932	10 761	-7.7%
Reserves	11 207	8 566	+30.8%
Profit before tax	4 935	1 530	+222.5%

(1) 2003: GBP/€ 1.41884, 2002: GBP/€ 1.53728

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	9 932

NBGI JERSEY LTD

It was founded in 2000 by NBG International and is based in London. It is engaged in the management of venture capital funds.

Key figures (€ thousands) [1]	2003	2002	±%
Assets	6	8	-25.0%
Equity	(41)	(31)	-
Share capital	0	0	-
Reserves	(41)	(31)	-
Profit before tax	(10)	(26)	-

(1) 2003: USD/€ 0.79177, 2002: USD/€ 0.95356

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	-

NBGI PRIVATE EQUITY LTD

It was founded in 2000 by NBG International and is based in London. The company is engaged in the management of venture capital funds amounting to € 100 mio, which it invests in private medium-sized companies established in the UK and Western Europe.

Key figures (€ thousands) (1)	2003	2002	±%
Assets	528	509	+3.7%
Equity	139	156	-10.9%
Share capital	142	154	-7.8%
Reserves	(3)	2	-
Profit before tax	4	8	-50.0%

(1) 2003: GBP/€ 1.41884, 2002: GBP/€ 1.53728

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	142

NBGI Inc

A fully owned subsidiary of NBG International, this company was founded in 2000 and is headquartered in New York. NBGI Inc. is the holding company of NBG Asset Management and NBG Securities. Through NBG International, the Group owns the company's entire share capital.

Key figures (€ thousands) (1)	2003	2002	±%
Assets	892	1 365	-34.7%
Equity	800	1 202	-33.4%
Share capital	5 780	6 866	-15.8%
Reserves	(4 980)	(5 664)	-
Profit before tax	(270)	(502)	-

(1) USD/€ 0.79177, 2002: USD/€ 0.95356

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	8 549

NBG FINANCE PLC

NBGF, 100% owned by National Bank of Greece, was established in 1997 and is headquartered in London. Its activities focus exclusively on the issuance and management of a € 750 mio subordinated loan and € 350 mio covered by NBG Funding Ltd.

Key figures (€ thousands) [1]	2003	2002	±%
Assets	1 105 444	752 919	+46.8%
Equity	280	125	+124.0%
Share capital	94	94	-
Reserves	186	31	+500.0%
Interest and similar income	31 965	19 563	+63.4%
Profit before tax	222	22	+909.1%

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	71

NBG FUNDING LTD

NBG Funding was founded in the UK in 2003. Its activities focus exclusively on the issuance of the € 350 mio floating rate non-cumulative non-voting preferred securities (Tier I capital) guaranteed by NBG.

Key figures (€ thousands)	2003	2002	±%
Assets	353 059	-	-
Equity	37	-	-
Share capital	10	-	-
Reserves	27	-	-
Profit before tax	27	-	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	10

NATIONAL MANAGEMENT AND ORGANIZATION COMPANY (ETHNOKARTA)

Ethnokarta, headquartered in Athens, was set up in 1971 by NBG and is 100% owned by it. Its activities include the organization, monitoring and development of activities relating principally to consumer lending and, in particular, credit cards issued or represented by NBG (Ethnokarta, MasterCard, and Visa), and the granting of personal and consumer loans.

Despite intense competition, the Group continues to lead the credit card market. The total number of credit cards in circulation at 31 December 2003 was 1 486 000, up 35% on the previous year. Ethnokarta has entered into agreements with various other companies for the promotion and issue of branded credit cards (affinity cards).

Key figures (€ thousands)	2003	2002	±%
Assets	35 491	35 192	+0.8%
Equity	19 405	17 600	+10.3%
Share capital	19 869	19 869	-
Reserves	(464)	(2 269)	-
Profit before tax	2 594	(4 455)	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	23 328

ETHNIKI LEASING SA

Ethniki Leasing SA, headquartered in Athens, was established in 1990 by ETEBA, Crédit Lyonnais, Slibail International and Banque Francohellénique. NBG gradually acquired the shareholdings of the other companies, and today owns 100% of the share capital of the company. Ethniki Leasing, in collaboration with the Bank, offers fixed asset leasing services for professional use by individuals and companies.

The rise in assets and profits reflect clearly the € 14.2 mio increase in business (1.5% increase in contracts and 137% increase in value).

Key figures (€ thousands)	2003	2002	±%
Assets	264 996	173 758	+52.5%
Equity	32 535	30 915	+5.2%
Share capital	26 415	26 415	-
Reserves	6 120	4 500	+36.0%
Profit before tax	2 539	2 276	+11.6%

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	93.3%
NBG indirect participation (%)	6.7%
Book value of shares held by the Group	29 348

NATIONAL SECURITIES SA

The company, headquartered in Athens and 100% owned by the NBG Group, was established in 1990. It offers a full range of brokerage services covering the ASE and the ADEX. It also offers underwriting, consultancy services, and institutional investor portfolio management.

During 2003, as a result of the good climate in the Greek capital markets the company boosted its turnover by 84% thus increasing its market share by 3.7 percentage points (2003: 11.51%, 2002: 7.82%), ranking it among the market leaders.

Key figures (€ thousands)	**2003**	**2002**	**±%**
Assets	282 385	465 151	-39.3%
Equity	23 539	21 748	+8.2%
Share capital	6 986	6 986	-
Reserves	16 553	14 762	+12.1%
Profit before tax	8 777	1 279	+586.2%

Relationship with NBG (€ thousands)	**2003**
Dividends received by NBG	
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	18 170

NATIONAL INVESTMENT COMPANY SA

The company, set up in 1980 and headquartered in Athens, is listed on the ASE. Its sole activity is securities portfolio management. The NBG Group owns directly 36.4% of its share capital. The other shareholders are primarily social security funds and the Postal Savings Fund.

Key figures (€ thousands) *(€ thousands)*	**2003**	**2002**	**±%**
Assets	178 942	166 949	+7.2%
Equity	168 560	166 452	+1.3%
Share capital	166 380	238 677	-30.3%
Reserves	2 180	(72 225)	-
Profit before tax	12 537	(2 969)	-

Relationship with NBG (€ thousands)	**2003**
Dividends received by NBG	
NBG direct participation (%)	36.4%
NBG indirect participation (%)	-
Book value of shares held by the Group	138 422

DIETHNIKI MUTUAL FUND MANAGEMENT

Diethniki, headquartered in Athens and 100% owned by the NBG Group, was established in 1972. Diethniki markets and manages mutual funds that invest in Greece. It manages all the mutual funds bearing the "Delos" brand name and offers products either through direct funds or in combination with investment accounts.

The company's products are marketed through the branch network of NBG and the branches and agents of Ethniki Insurance. In 2003, Diethniki's market share increased (2003: 25.26%, 2002: 16.67%), ranking it among the market leaders in Greece.

Key figures (€ thousands)	2003	2002	±%
Assets	47 005	69 357	-32.2%
Equity	10 307	4 034	+155.5%
Share capital	600	600	-
Reserves	9 707	3 434	+182.7%
Profit before tax	18 072	(3 723)	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	81.0%
NBG indirect participation (%)	19.0%
Book value of shares held by the Group	11 176

NATIONAL MUTUAL FUND MANAGEMENT

National MF Management, headquartered in Athens and 100% owned by the NBG Group, was established in 1993. The company markets and manages fixed-income mutual funds designed to support business growth.

Key figures (€ thousands)	2003	2002	±%
Assets	1 181	1 201	-1.7%
Equity	1 178	1 194	-1.3%
Share capital	1 172	1 172	-
Reserves	6	22	-72.7%
Profit before tax	(15)	10	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	1 175

NBG BANCASSURANCE

The company was established in 1998 in Athens. It provides insurance and reinsurance services and the evaluation of insurance contracts, especially in relation to the provision of housing loans.

Key figures (€ thousands)	2003	2002	±%
Assets	7 173	20 057	-64.2%
Equity	1 069	1 051	+1.7%
Share capital	300	300	-
Reserves	769	751	+2.4%
Profit before tax	1 543	1 288	+19.8%

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	798
NBG direct participation (%)	99.7%
NBG indirect participation (%)	0.3%
Book value of shares held by the Group	301

NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE SA VENTURE CAPITAL

The company was set up by National Bank of Greece, Commercial Bank of Greece, Ionian Bank, Thrace Paper Mills SA and Mihaniki SA in 1994. It provides advice on matters concerning economic development in Northern Greece, with an emphasis on business plans for investment subsidies, feasibility studies and the preparation of plans for participation in EU projects. Since 1998, the company has been involved in venture capital activities under L.2967/95. It is headquartered in Thessalonica and has a branch in Komotini, Thrace. The Bank controls 65% of the company's share capital.

Key figures (€ thousands)	2003	2002	±%
Assets	8 492	8 568	-0.9%
Equity	8 361	8 393	-0.4%
Share capital	5 870	5 870	+0.0%
Reserves	2 491	2 523	-1.3%
Profit before tax	37	194	-80.9%

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	93
NBG direct participation (%)	65.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	4 068

ETHNIKI KEFALAIOU SA

The company, 100% owned by NBG, was established in 1991 and is headquartered in Athens. Its primary activity is to facilitate the liquidation of various assets held by the Bank. It manages assets (such as land and buildings, funds, shares and securities) and liabilities (with an emphasis on the liquidation of disputed balances). It is also involved in the liquidation of companies in accordance with the provisions of Article 46a of L.1892/90.

In 2003, stocks and securities management showed a marked increase in performance, impacting on the company's results all round for the year.

Key figures (€ thousands)	2003	2002	±%
Assets	227 551	189 833	+19.9%
Equity	198 786	184 682	+7.6%
Share capital	55 824	55 824	-
Reserves	142 962	128 858	+10.9%
Profit before tax	40 702	(47 433)	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	3 326

ETHNIKI VENTURE CAPITAL MANAGEMENT SA

The company, headquartered in Athens, was established in 1999, though its business operations effectively began in 2000. It belongs to NBG International, which owns its entire share capital. The company provides financial advice on investment (in shares and other securities) locally and abroad. The company has taken over responsibility for managing the Group's venture capital activities in Greece, the wider SE European region, and those parts of western Europe where Greek businesses are active. Besides offering services to two Group entities that operate as offshore funds in Cyprus, i.e. NBG Greek Fund and NBG Balkan Fund, the company offers consulting services to three other investment firms of the Group, NBG Technology Fund (jointly with Microsoft), Turkish Private Equity Fund, and NBG Emergin

Europe Fund (to which the investments of NBG Balkan Fund have been transferred). Ethniki Venture Capital Management reviews investments in all business sectors (with the exception of shipping and real estate), focusing on high-tech industries, where there are substantial margins for expansion and a need for high-risk funds.

At 31 December 2003, total invested funds amounted to € 10.9 mio, € 1.4 mio and € 4.5 mio for NBG Greek Fund, NBG Balkan Fund/ NBG Emerging Europe Fund and NBG Technology Fund respectively. These three venture capital funds have carried out 9 investments in 6 non-listed, fast-growing Greek businesses, as well as in one Romanian, one US and one UK business.

In seeking out and assessing investment opportunities the company collaborates with other Group companies, and the Credit Centers. Ethniki Venture Capital Management aims to become a leading force in the venture capital market in Greece and SE Europe in general.

Key figures (€ thousands)	**2003**	**2002**	**±%**
Assets	2 003	1 703	+17.6%
Equity	1 188	1 044	+13.8%
Share capital	293	293	-
Reserves	895	751	+19.2%
Profit before tax	412	399	+3.3%

Relationship with NBG (€ thousands)	**2003**
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	271

NBG BALKAN FUND

The company operates in the venture capital market and is headquartered in Nicosia, Cyprus. It was established jointly by NBG and ETEBA in 1998 under the name ETEBA Balkan Fund Ltd. In 1999, it was renamed NBG Balkan Fund. Its objective has been the investment of funds in all types of business activity in the Balkans, Eastern Europe and the East Mediterranean. The Bank has decided to wind up the company, and most of its investments have now been transferred to NBG Emerging Europe Fund. The company still holds just one investment in Romania. In 2003, its invested funds amounted to € 1.4 mio.

Key figures (€ thousands)	**2003**	**2002**	**±%**
Assets	14 356	14 651	-2.0%
Equity	14 352	14 641	-2.0%
Share capital	5 870	5 870	-
Reserves	8 482	8 771	-3.3%
Profit before tax	(289)	(173)	-67.1%

Σχέση εταιρείας με ΕΤΕ *(σε χιλ. €)*	**2003**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	5 870

NBG GREEK FUND

The company is active in the venture capital market and is headquartered in Nicosia, Cyprus. It was set up jointly by NBG and ETEBA in 1998 under the name ETEBA Greek Fund Ltd. In 1999, it was renamed NBG Greek Fund. It focuses on investing funds in non-listed Greek companies. It invests primarily in shares arising from share capital increases by the companies in which it invests. It also lends money in the form of convertible bonds. It should be noted that the company does not aim to obtain control of the companies in which it invests. During the year under review, its investments amounted to € 10.9 mio.

Key figures (€ thousands)	2003	2002	±%
Assets	41 690	41 590	+0.2%
Equity	40 696	41 580	-2.1%
Share capital	21 929	18 342	+19.6%
Reserves	18 767	23 238	-19.2%
Profit before tax	(884)	(618)	-43.0%

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100%
NBG indirect participation (%)	-
Book value of shares held by the Group	21 929

INNOVATIVE ENTERPRISES SA

The company, headquartered in Athens, was established in 2002 by Ethniki Venture Capital SA. It selects and supports innovative business plans by participating in the share capital of companies up to the sum of € 300K. These funds can cover the initial operating requirements, support market research and develop new products and services. The ultimate aim of Innovative Enterprises is to achieve gains via the sale of its participation in such enterprises.

Key figures (€ thousands)	2003	2002	±%
Assets	5 642	280	+1 915.0%
Equity	5 523	178	+3 002.8%
Share capital	4 400	813	+441.2%
Reserves	1 123	(635)	-
Profit before tax	(442)	(636)	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	4 304

ETEBA ROMANIA SA

ETEBA Romania was established in 1996 under the name S.C. Top Invest SA with the object of offering investment services. In 1999, it was taken over by ETEBA. It is headquartered in Bucharest and offers a wide range of investment activities. It is active, inter alia, in buying and selling securities on its own behalf and on behalf of third parties, in underwriting the placement of securities from primary and secondary issues, agency and broking services, the custody of funds and/or securities, the execution of orders in relation to the securities, the management of personal securities portfolios, market making and the distribution of investment funds

Key figures (€ thousands) [1]	2003	2002	±%
Assets	569	487	+16.8%
Equity	271	462	-41.3%
Share capital	530	764	-30.6%
Reserves	(259)	(302)	-
Profit before tax	(52)	(49)	-

(1) 2003: ROL/€ 0.000025, 2002: ROL/€ 0.000036

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	818

ETEBA ADVISORY SRL

The company was set up in 2000 and is headquartered in Bucharest, Romania. It is a subsidiary of ETEBA Romania and offers advisory services on investment activities that are not directly related with the stock exchange. The company is currently in the process of liquidation.

Key figures (€ thousands) [1]	2003	2002	±%
Assets	2	11	-81.8%
Equity	1	(13)	-107.7%
Share capital	89	105	-15.2%
Reserves	(88)	(118)	-
Profit before tax	(6)	(37)	-

(1) 2003: ROL/€ 0.000025, 2002: ROL/€ 0.000036

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	89

ETEBA BULGARIA SA

The company was established in 1999 in Sofia, Bulgaria. Its principal activity is to provide a full range of investment banking services.

It provides financial consultancy services for privatizations (either to the State or to the potential buyer) and for acquisitions and mergers, brokers services for shares listed on the Sofia Stock Exchange, and financial analysis for selected companies and sectors.

Key figures (€ thousands) [1]	2003	2002	±%
Assets	389	521	-25.3%
Equity	383	461	-16.9%
Share capital	588	588	-
Reserves	(205)	(127)	-
Profit before tax	(75)	(69)	-

(1) 2003: BGN/€ 0.51133, 2002: BGN/€ 0.51161

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	92.0%
NBG indirect participation (%)	8.0%
Book value of shares held by the Group	592

ETEBA ESTATE FUND LTD

Established in 1998 by ETEBA, ETEBA Estate Fund Ltd is headquartered in Nicosia, Cyprus. It focuses on investing in companies that operate in the Balkans, the former USSR, Eastern Europe and the East Mediterranean with a special emphasis on tourism and property development. The company is currently in the process of liquidation.

Key figures (€ thousands)	2003	2002	±%
Assets	2 936	2 934	+0.1%
Equity	2 928	2 927	-
Share capital	147	147	-
Reserves	2 781	2 780	-
Profit before tax	1	(11)	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	147

ETEBA EMERGING MARKETS FUND LTD

The company was established in 1998 by ETEBA and is headquartered in Nicosia, Cyprus. It focuses on investing in companies that operate in the Balkans, the former USSR, Eastern Europe and the East Mediterranean, and specialize in high-tech and telecommunications industries. The company is currently in the process of liquidation.

Key figures (€ thousands)	2003	2002	±%
Assets	2 936	2 933	+0.1%
Equity	2 928	2 927	-
Share capital	147	147	-
Reserves	2 781	2 780	-
Profit before tax	1	(11)	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	147

ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD

The company was established in 1998 by ETEBA. It is based in Nicosia, Cyprus, and is active in the management and investment decisions for the two funds that are located in Cyprus (ETEBA Emerging Market Funds Ltd and ETEBA Estate Fund Ltd). The company is currently in the process of liquidation.

Key figures (€ thousands)	2003	2002	±%
Assets	2	2	-
Equity	(6)	(5)	-
Share capital	18	18	-
Reserves	(24)	(23)	-
Profit before tax	(1)	(10)	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	18

NBG LUXEMBOURG HOLDING S.A.

The company, established in 2001, is headquartered in Luxembourg. It manages the mutual funds of NBG International Funds-SICAV, a line of umbrella funds that invest in foreign securities.

Key figures (€ thousands)	2003	2002	±%
Assets	569	237	+140.1%
Equity	427	182	+134.6%
Share capital	75	75	-
Reserves	352	107	+229.0%
Profit before tax	246	110	+123.6%

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	94.7%
NBG indirect participation (%)	5.3%
Book value of shares held by the Group	75

NBG LUXFINANCE HOLDING S.A.

The company, established in 2001, is headquartered in Luxembourg. It manages the mutual funds of NBG Synesis Funds-SICAV, a line of umbrella funds that invest in foreign securities.

Key figures (€ thousands) *(€ thousands)*	2003	2002	±%
Assets	1 281	778	+64.7%
Equity	1 095	613	+78.6%
Share capital	75	75	-
Reserves	1 020	538	+89.6%
Profit before tax	482	453	+6.4%

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	94.7%
NBG indirect participation (%)	5.3%
Book value of shares held by the Group	75

NBG ASSET MANAGEMENT S.A.S.

The company, established in 2002, is headquartered in France. It aims to generate and manage mutual funds that invest in international money markets. Its share capital, which totals € 55,000, is owned 100% by NBG. It is currently in the process of liquidation.

Key figures (€ thousands)	2003	2002	±%
Assets	54	56	-3.6%
Equity	54	56	-3.6%
Share capital	55	55	-
Reserves	(1)	1	-
Profit before tax	(2)	1	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	55

NBG INTERNATIONAL ASSET MANAGEMENT S.A.S.

The company, headquartered in France, was established in 2002. Its objective has been to generate and manage mutual funds and private and institutional investor portfolios. Its share capital, which totals € 1.5 mio, is owned 100% by NBG. It is currently in the process of liquidation.

Key figures (€ thousands)	2003	2002	±%
Assets	1 308	1 554	-15.8%
Equity	1 308	1 323	-1.1%
Share capital	1 500	1 500	-
Reserves	(192)	(177)	-
Profit before tax	(15)	(177)	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	1 500

NBG MANAGEMENT SERVICES

It was established in 2000 in Nicosia, Cyprus. It provides management services to the rest of the Group companies.

Key figures (€ thousands)	2003	2002	±%
Assets	1 986	1 458	+36.2%
Equity	1 945	1 427	+36.3%
Share capital	75	90	-16.7%
Reserves	1 870	1 337	+39.9%
Profit before tax	542	480	+12.9%

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	938

NATIONAL SECURITIES CYPRUS

The company was established in 1998 and is headquartered in Nicosia. It operates under the legal framework applicable to member companies of the Cyprus Stock Exchange (CSE). The company offers a full range of brokerage services as well as underwriting services for companies seeking listing on the CSE. It also provides analyses on the performance of CSE-listed securities.

In 2003, the decision was taken to dissolve the Company and its operations were transferred to NBG Cyprus.

Key figures (€ thousands) [1]	2003	2002	±%
Assets	2	844	-99.8%
Equity	2	844	-99.8%
Share capital	2	872	-99.8%
Reserves	0	(28)	-
Profit before tax	0	(120)	-

(1) 2003: CYP/€ 1.70541, 2002: CYP/€ 1.74471

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	155

9.2 Companies of the non- financial sector which were consolidated with the equity method

ETHNIKI HELLENIC GENERAL INSURANCE SA

The company was established in 1891 in Athens. The direct and indirect participation of National Bank of Greece in its equity amounts to 76%. Ethniki Insurance is the Group's representative in the domestic insurance market. It issues policies covering a wide range of risk (life, health, fire, calamity, credit, aircraft, hull and cargo) and enjoys strong reinsurance backup via world-class companies active principally in Europe.

The company offers its products through a network of 58 branches, 124 insurance offices and 1 330 insurance brokers located throughout the country. According to the latest statistics, the market share of Ethniki Insurance in the general insurance and life sectors was 19.9% and 16.8% respectively. For the year ended 31 December 2003, life insurance premia production increased 4.2%, reaching € 228.9 mio (2002: € 219.7 mio), and general insurance premia production increased 1.5%, reaching € 375.8 mio (2002: € 370.4 mio).

The forthcoming changes in the country's insurance system should provide new opportunities for the private insurance sector in Greece. It is expected that the new pension system being planned for the country will provide for the participation of private insurance companies in supplementing workers' pension levels, where employees wish to have such cover. A significant increase in insurance demand is expected to occur with the preparations for the 2004 Athens Olympics. To facilitate the company's expansion and further boost its profitability, emphasis is being placed on enhancing its real estate and cost containment. In addition, in view of the company's expansion in SE Europe, it set up jointly with NBG Cyprus two subsidiaries in Cyprus active in the life and general insurance sectors respectively. At the same time, the company is active in Romania via Societate Comerciala de Asigurare Reasigurare Eleno-Romana Garanta SA, in which it holds a majority stake.

Key figures (€ thousands)	2003	2002	±%
Assets	1 590 481	1 319 584	+20.5%
Equity	271 719	89 132	+204.9%
Share capital	114 762	71 726	+60.0%
Reserves	156 957	17 406	+801.7%
Profit before tax	17 250	3 278	+426.2%

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	76.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	214 209

NATIONAL REAL ESTATE

The company was set up in 1905 in Athens in order to establish, construct and utilize general warehouses in Greece and to participate in sectors relevant to its main activity, i.e. receiving, storing and managing goods, issuing storage titles, and so on. The Company has branches in various locations around the country, with central warehouses in Athens, Piraeus, Thessaloniki, Volos and Skidra, and modern storage facilities in Magoula, Attica, which are regularly expanded and upgraded. Since May 2000, the company's goals were broadened so as to enable it to buy, sell and utilize real estate, for which purpose it acquired four other Group companies operating in the same business area. NBG directly and indirectly holds 79.6% of the company's share capital. In 2003, the company posted a 19% increase in turnover (from € 11.6 mio in 2002 to € 13.8 mio in 2003) and an average 87.2% utilization of its total storage space. In 2003, the company significantly expanded its storage capacity with the construction of new storage facilities with a total floor space of 54 000 square metres in Magoula. This space has been leased to the Athens Olympics 2004 for the Olympics Supplies Center, whose task is to store and move all the equipment needed for the Olympic Games. It is also planned to expand further the covered storage space at Sindos, Thessaloniki. These improvements, alongside the provision of complex services (combined distribution, third-party logistics, and so on), should enable the company to boost its market share still further to around 50%.

Key figures (€ thousands)	2003	2002	±%
Assets	336 395	280 497	+19.9%
Equity	322 441	274 169	+17.6%
Share capital	49 086	49 086	-
Reserves	273 355	225 083	+21.4%
Profit before tax	10 806	2 451	+340.9%

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	781
NBG direct participation (%)	79.6%
NBG indirect participation (%)	-
Book value of shares held by the Group	314 102

ASTIR PALACE VOULIAGMENIS SA

The company was set up in 1998 with the separation of the Vouliagmenis hotel complex from Astir Hotel SA. It provides tourism and hotel related services. It runs three hotels (Arion, Nafsika and Aphrodite) that provide top-quality hotel services to individuals and corporations alike, with full conference and leisure facilities.

Astir Palace is a luxury hotel in the greater Athens area, but is the only one that combines the facilities of a resort and business hotel. The company's clientele consists principally of individual clients (not groups) and conventions. This enables it to operate without depending on tour operators, and to follow an independent strategy and pricing policy.

On September 1, 2003, the Arion and Nafsika hotel units were closed down for renovation and repairs in preparation for opening up for the Athens Olympics. The facilities overall will be upgraded, the conference center extended, room space enlarged, and the surrounding open-air spaces improved. The results of the company were adversely affected by the general slowdown in tourism in the Athens area last year, which impacted the luxury hotel sector in particular.

Since July 2000, the company's stock has been listed on the ASE. NBG holds directly and indirectly 76.7% of the company's total share capital

Key figures (€ thousands)	2003	2002	±%
Assets	158 280	147 937	+7.0%
Equity	151 245	137 184	+10.2%
Share capital	106 500	106 500	-
Reserves	44 745	30 684	+45.8%
Profit before tax	(155)	7 340	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	2 725
NBG direct participation (%)	76.7%
NBG indirect participation (%)	-
Book value of shares held by the Group	116 080

ASTIR ALEXANDROUPOLIS SA

The company was set up in 1998 as a result of the split of the Alexandroupolis complex from Astir Hotels SA. It owns and manages a hotel of the same name in Alexandroupolis in northern Greece.

Key figures (€ thousands)	***2003***	***2002***	**±%**
Assets	4 710	4 930	-4.5%
Equity	4 281	4 448	-3.8%
Share capital	4 017	4 017	-
Reserves	264	431	-38.7%
Profit before tax	(149)	(113)	-

Relationship with NBG (€ thousands)	***2003***
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	4 281

GRAND HOTEL – SUMMER PALACE SA

The company was established in 1960 in Athens. It manages a hotel of the same name in Rhodes.

Key figures (€ thousands)	2003	2002	±%
Assets	12 382	11 906	+4.0%
Equity	6 715	6 419	+4.6%
Share capital	6 279	6 279	-
Reserves	436	140	+211.4%
Profit before tax	1 226	1 024	+19.7%

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	6 720

ETHNODATA SA

The company, headquartered in Athens, was set up in 1981. It offers information systems consulting services, software development and training related to information systems and multimedia. Its clientele includes large banks, the Hellenic Bank Association, OTE telecom, Local Government agencies, and 30 large pension funds, insurance companies, hotel enterprises and hospitals. NBG holds directly or indirectly the entire share capital of the company.

In view of the upgrade in computer systems (installation and back-up for the Globus program) at NBG's subsidiary banks in Bulgaria (UBB) and the Former Yugoslav Republic of Macedonia (Stopanska Banka), Ethnodata set up two new affiliates in Sofia and Skopje (e-Formation Sofia and e-Formation Skopje), jointly with Informer and Planet. In 2003, Ethnodata acquired Informer's and Planet's stakes in these companies. Furthermore, with a view to better serving the Group's operations, it has also set up an IT consulting company, Ethnoplan SA.

Key figures (€ thousands)	2003	2002	±%
Assets	6 894	7 376	-6.5%
Equity	6 336	6 901	-8.2%
Share capital	6 153	6 153	-
Reserves	183	748	-75.5%
Profit before tax	(459)	(173)	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	98.4%
NBG indirect participation (%)	1.6%
Book value of shares held by the Group	6 336

KADMOS SA

The company was set up in 1993 in Athens. It owns an acrylic fiber processing plant in Stylida, which is currently inactive.

Key figures (€ thousands)	2003	2002	±%
Assets	1 635	1 694	-3.5%
Equity	1 632	1 683	-3.0%
Share capital	1 753	1 753	-
Reserves	(121)	(70)	-
Profit before tax	18	79	-77.2%

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	1 632

TRAINING CENTER SA

The Training Center was set up in Athens in 1994. It organizes seminars and provides training services in a modern convention and training center covering an area of 7 300 square meters located in privately owned land in Glyfada.

Key figures (€ thousands)	2003	2002	±%
Assets	1 033	1 307	-21.0%
Equity	210	288	-27.1%
Share capital	120	120	+0.0%
Reserves	90	168	-46.4%
Profit before tax	(78)	(20)	-

Relationship with NBG (€ thousands)	2003
Dividends received by NBG	-
NBG direct participation (%)	98.0%
NBG indirect participation (%)	2.0%
Book value of shares held by the Group	213

10. Strategy of the NBG Group

As part of the new philosophy we have forged and implemented, one of our key priorities is the provision of top quality financial services, which aim principally at enhancing customer satisfaction.

The principal features of this business strategy include direct contact with customers, whether individuals or firms, so as to understand their needs and to respond swiftly and effectively to these needs by offering the right mix of products and services. The customer is now firmly at the center of the Group's focus.

Indeed, we believe that building a strong relationship with the customer is a key factor in the creation of value, generating benefits for all concerned: shareholders, employees and customers.

Customer focus

As the largest and oldest financial Group in Greece, NBG holds a significant comparative advantage in the implementation of its customer-oriented strategy vis-à-vis the other banking institutions operating in the country: a very broad customer base. This broad deposit base, together with the Group's leading position in housing credit and insurance operations, provides a solid foundation on which to build and expand banking activities, equipped as we are with in-depth knowledge of the needs of the Greek household.

Our primary concern is to retain the special relationship that we have with the Greek family by enhancing customer satisfaction. In this way we can gradually shift the orientation of our lending activities from a product focus to a client focus.

Retail banking

The Greek economy is expected to continue to achieve strong growth in the years ahead. With the retail-banking sector in Greece still lagging well behind the euro-area average in terms of credit outstanding, it is important to seize the opportunities presented by this favorable macroeconomic and banking environment.

In response to the needs of Greek households, we offer a wide range of banking products and services to our customers, including consumer and investment products, and insurance against future risks. The favorable response of the public is reflected in the high growth in mortgage and consumer loans and, above all, new disbursements, which climbed to historic highs in 2003, affirming our leading position in the market.

The strong performance presented by retail banking in recent years stems largely from the effective leverage of our broad customer base to increase our cross-selling potential, with the result that today the number of products per customer is only slightly below the European average. Furthermore, the existence of long-term historical data with regard to the creditworthiness of the greater part of the economically active population of the country is a particularly important advantage for the Bank. This takes on especial significance within an environment of high loan growth and the nascent implementation of the interbank data system on customer creditworthiness.

Given the fact that many small businesses in Greece are family businesses, we have, since 2002, incorporated lending to small businesses within our retail banking operations in order to better serve such firms, offering flexible loan packages tailored to their needs. The results of this policy have been impressive, with the credit outstanding to this market segment achieving growth of 65% in 2003.

Corporate credit

In the corporate banking sector, NBG operates as a corporate advisor, lender and partner. We provide solutions that are tailored to the needs of each individual firm, and can be depended on to stand by our customers.

We aim at expanding further our lending and associated banking operations to medium-sized enterprises – the backbone of the Greek economy – and thereby contribute to the development of the sector. In 2003, the Bank succeeded in growing its medium business customer base by 16%, while the loan balance rose by 20%. As we attract new customers via the provision of tailor-made solutions, we are increasingly becoming a principal source of support to businesses and their growth plans.

Lastly, in the sphere of large corporate financing, we pursue a conservative growth policy, chiefly by participating in syndicated loans, which reduces the risk undertaken and maximizes the benefits of cross-selling.

Asset management

Management of customer assets is a key strategic orientation of NBG and is closely linked to our large deposit base. The offering of alternative investment products aims at satisfying demand for higher returns and for investment diversification by Greek households.

In 2003, there has been a shift from deposits and especially from repos and time deposits towards guaranteed capital deposit products and mutual funds. This development and the general effort to attract asset management customers have enabled us to develop a more stable income source in the form of commissions and boost the Group's mutual fund assets by 81.5%. The Group's market share of mutual funds under management increased from 16.7% in 2002 to 25.3% in 2003.

Insurance

The insurance sector is still relatively undeveloped in Greece and the insurance market lags far behind future needs. Growth in private insurance in Greece and the need for fuller insurance cover are likely to lead to very substantial increase in demand in the years ahead. The Group is aware of the very substantial growth prospects in the sector and, via its subsidiary Ethniki Hellenic General Insurance, provides a wide spectrum of modern insurance products that aim to meet the growing needs of Greek families and businesses.

Staff and the strength of the branch

Our strengths lie in our workforce, our broad presence throughout the country, and our contribution to the economic life of the communities, large and small, in which we operate. Within the context of our new strategy, a wide-ranging program of operational restructuring at branch level in Greece and abroad was brought to completion in 2003. It aims at concentrating our focus on the customer and enhancing services. The restructuring has led to the creation of more functional spaces in which to receive and serve customers, and staff training has focused on promoting the new strategy, attracting and serving a greater number of customers and, at the same time, improving employee efficiency.

By the end of 2003, the branch network posted a substantial increase in productivity, attracting new custom and boosting cross selling, while the quality of services offered continued to show strong improvement.

The application of a uniform system of incentives for staff together with a new system for setting targets with the participation of the network aims at increasing turnover, strengthening the bank-customer relationship, reducing operating costs, and enhancing efficiency.

Prudent risk management in an expanding market

Alongside the upgrade of the branch network and the promotion of alternative distribution and customer service networks, a core feature of our strategy has been the centralization of loan approval procedures.

The very low level of new problem loans in recent years has been largely the result of the application of modern systems for assessing and managing risk in the loan portfolio. All loans, whether to individuals or businesses, are assessed on the basis of the latest statistical models. The Bank has been the pioneer among Greek banks in its market risk management. This is evident from the fact that the Bank of Greece has approved our internal VaR model for calculating capital requirements to cover market risk in the trading portfolio. To date, National Bank of Greece is the only Greek bank to have received supervisory authority approval for its internal risk assessment system.

Furthermore, one of our policy constants has been the reduction of interest rate risk. Over the course of the past few years, interest rate risk in the fixed income portfolio has been greatly minimized, principally through the use of derivatives.

Expanding into new markets, SE Europe

One of our key strategic aims over the past few years has been expansion into SE Europe with a view to forging the Bank into a regional banking force with access to a population of 55 million, many times that of Greece. With the acquisition of Banca Romaneasca in Romania in 2003, we completed our round of acquisitions in the region whereby we have succeeded in developing a strong regional profile. The Group's assets in SE Europe represent just 3.5% of its total.

Henceforth, our prime strategic objective in SE Europe will be to gradually and cautiously grow our retail banking operations, applying the successful model we have developed for Greece to these new banking markets. As the economies of the region gradually converge to the rest of Europe, we aim to develop the opportunities created by the rapid growth of banking operations in the countries concerned.

The Group is active also in Europe and the US via our international branch network and subsidiary companies. The branch network of our subsidiary Atlantic Bank of New York was extended in 2003 through the acquisition of Allied Irish Banks' Manhattan branch. We intend to maintain our presence in the major financial markets, offering to international investors our experience in management of domestic and regional risk, and in turn deriving know-how from the global banking market.

Growing our operations and core profitability

The Group's strategy is oriented towards growing those banking operations that generate recurring returns, after adjusting for risk.

In order to achieve such results, we are not only concentrating on the growth of operations. We are also aiming to create an organizational and operational structure that can compete effectively on a European level. The restructuring of our branch network and the special focus on the quality of services provided, and the linking of pay, targets and results, are some of the measures designed to boost productivity and efficiency. At the same time, we have moved ahead with changes in our operations that will ensure effective risk management and the right pricing policy.

In short, NBG aims to grow its operations by strengthening its core profitability and diversifying its sources of income, thereby enhancing shareholder value.

11. Regulatory regime

11.1 Regulation and Supervision of banking in Greece

The Bank of Greece is the central bank in the Hellenic Republic. It is exclusively responsible for the licensing and supervision of credit institutions in Greece, with a view to securing the stability of the credit system and protecting depositors. Apart from granting banking licenses the central bank issues guidelines relating to the operations, capital adequacy, risk exposure and investment activities of credit institutions.

Greece has incorporated into its legislation all the key EU directives on regulation of credit institutions, including:

- The own Funds Directive (EU Council Directive 89/299), which sets out the level of own funds to be maintained by banks for the purpose of assessing their solvency, was adopted by Greek legislation by virtue of Bank of Greece Governor's Act 2053/18.03.1992.
- The Second Banking Directive (Council Directive 89/646), which was adopted by Greek legislation by L.2076/1992 on "Banking Practices and Related Provisions".
- The Solvency Ratio Directive (Council Directive 89/647), which was adopted by Greek legislation by virtue of Bank of Greece Governor's Act 2054/18.03.1992, as amended by Bank of Greece Governor's Act 2479/01 and 2512/02.
- The "Large Exposures Directive" (Council Directive 92/121) on the supervision of large exposures of credit institutions, which was adopted by Greek legislation by virtue of Bank of Greece Governor's Act 2246/93.
- The Second Consolidated Supervision Directive (Council Directive 92/30), on the supervision of credit institutions on a consolidated basis (amending the First Consolidated Supervision Directive), put into effect by virtue of Presidential Decree 267/1995.
- The Capital Adequacy Directive (Council Directive 93/6), adopted by Greek legislation by L.2396/1996 and 2937/2001, and Bank of Greece Governor's Act 2397/96 on the capital adequacy of credit institutions, as amended by Bank of Greece Governor's Act 2494/02.

The central bank is empowered to inspect the books and records of credit institutions for possible violations. Furthermore, its internal regulations reinforce its independence vis-à-vis the government and give it the authority to impose, should the need arise, penalties on credit institutions and thus ensure good supervision.

11.2 Requirements

All credit institutions operating in Greece are required to provide the central bank with the information stipulated by the Acts of the Governor of the Bank of Greece relating to

- credit control, solvency, liquidity and profitability (Acts 1312/88 and 1313/88) on both a stand alone and a consolidated basis,
- supervision of their exposure to open currency positions (Act 2291/94),
- supervision of liquidity (Act 2156/92),
- adequacy of provisions for their lending activities and large exposures (Acts 2442/99, 2513/03 and 2246/93, and Decisions of the Committee for Banking and Credit Affairs 485/91 and 540/94),
- deposit and lending rates (Acts 2496/28.05.2002),
- credit exposures to residents abroad (Act 2520/03) on a consolidated basis.

Credit institutions are also obliged to comply with provisions regarding transparency of procedures and the terms of transactions with the public (Act 2501/02).

Furthermore, they must comply with the provisions of Articles 5 and 6 of L.2145/1993, by virtue of which the basis provisions of EC Directive 91/308 on money laundering were incorporated into Greek legislation. The main provisions of Greek legislation on money laundering (L.2331/1995) are as follows:

- Money laundering is a criminal offence.
- Persons subject to the law include, inter alia, credit institutions, mutual fund management companies and insurance undertakings.
- Financial institutions (and other entities) are required to retain documents and notify authorities of suspicious transactions.

Responsibility for the enforcement of law rests with the Bank of Greece, the Athens Stock Exchange, the Capital Market Commission and certain ministries.

Credit institutions must obtain approval from the central bank prior to acquiring a holding exceeding 10% (directly or indirectly) of the share capital of financial services companies and of those belonging to specific sectors. Pursuant to article 16 of L. 2076/92, holdings in other non-financial sector companies cannot exceed 15% of a bank's equity per company or 60% of a bank's equity in aggregate.

Furthermore, new and significant holdings (concentrations) must be reported to the Greek Competition Committee, which is supervised by the Ministry of Development, in accordance with Greek Law 703/77 as amended by L.2296/95 and L.2323/95. The Athens Stock Exchange and the Capital Market Commission must be notified once specific holding percentage thresholds are crossed with respect to listed companies.

12. Cash Flow Statements

NATIONAL BANK OF GREECE SA
CASH FLOW STATEMENT 2003
Reg. No: 6062/06/B/86/01

			€ thousands 2003	2002
A		**Cash flows from operating activities**		
A	100	**Cash Inflows**		
	101	Interest and commissions (Income)	2 500 472	2 753 054
	102	Income from securities	2 958	7 998
	103	Other income	18 440	21 161
	104	Gains from financial operations	847 229	3 503 145
	105	Proceeds from sale of trading securities	744 802 768	574 585 922
	106	Proceeds from sale of government and other securities	25 631	681 735
	108	Increase in deposits	-	532 818
	109	Plus: Decrease in accrued income	8 749	5 425
	110	Minus: Decrease in deferred income	(29 756)	(68 953)
	111	Plus: Decrease in other assets	-	1 500 626
	111	Minus: Increase in other assets	(18 817)	-
	112	Proceeds from sale of assets acquired through auction	40 404	21 309
		Total Cash Inflows (A100)	748 198 078	583 544 240
A	200	**Cash Outflows**		
	201	Interest and commissions (Expenses)	1 204 021	1 574 046
	202	General administrative expenses	815 350	817 445
	203	Other expenses	25 516	56 702
	204	Losses from financial operations	1 118 065	3 687 541
	205	Purchase of trading securities	743 537 342	575 769 876
	206	Purchase of government and other securities	9 210	652 925
	207	Loans issued	698 038	4 053 318
	208	Decrease in deposits	507 113	-
	209	Plus: Increase in prepaid expenses	-	15 738
	209	Minus: Decrease in prepaid expenses	(30 717)	-
	210	Plus: Decrease in deferred expenses	28 974	-
	210	Minus: Increase in deferred expenses	-	(80 011)
	211	Plus: Decrease in other liabilities	59 681	327 773
	212	Purchase of assets acquired through auction	907	546
	213	Taxes	138 167	189 782
		Total cash outflows (A 200)	748 111 667	587 065 681
		Cash Flows from Operating Activities (A100-A200)=A	**86 411**	**(3 521 441)**
B		**Cash Flows from Investing Activities**		
B	100	**Cash Inflows**		
	101	Proceeds from sale of securities, participations and commercial paper	28 864	45 207
	102	Proceeds from sale of intangible and fixed assets	10 410	18 223
	103	Income from participations and securities	33 033	28 694
	104	Other income	7 292	6 823
		Total Cash Inflows (B100)	79 599	98 947
B	200	**Cash Outflows**		
	201	Purchase of securities, participations and commercial paper	408 866	93 625
	202	Purchase of intangible and fixed assets	114 466	88 477
		Total Cash Outflows (B200)	523 332	182 102
		Cash Flows from Investing Activities (B100-B200)=B	**(443 733)**	**(83 155)**
		Cash Flows carried forward	**(357 322)**	**(3 604 596)**

		Cash Flows brought forward	**(357 322)**	**(3 604 596)**
C		**Cash Flows from Financing Activities**		
C	**100**	**Cash Inflows**		
	102	Increase in subordinated liabilities	350 000	526 656
	104	Proceeds from sale of treasury stock	445	5 785
	105	Increase in amounts due to financial institutions	-	1 453
		Total Cash Inflows (C100)	350 445	533 894
C	**200**	**Cash Outflows**		
	201	Decrease in liabilities from debt securities	17 369	24 537
	204	Purchase of treasury stock and bonds	2	-
	205	Decrease in amounts due to financial institutions	10 322	-
	206	Interest of debt securities (expenses)	589	1 599
	207	Dividends	104 620	254 284
	208	Appropriation of profit to personnel	15 000	4 700
	209	Board of Directors' fees	50	22
		Total Cash Outflows (C200)	147 952	285 142
		Cash Flows from Financing Activities (C100-C200)=C	**202 493**	**248 752**
		CASH FLOWS OF THE BANK (A+/-B+/-C)	**(154 829)**	**(3 355 844)**
		Plus: CASH AT BEGINNING OF YEAR	6 176 729	9 427 020
		Plus: CASH AT BEGINNING OF YEAR OF COMPANIES ABSORBED DURING THE YEAR	-	105 553
		CASH AT END OF YEAR	**6 021 900**	**6 176 729**

Athens, 29 March 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE MANAGER OF THE FINANCIAL & MANAGEMENT ACCOUNTING DIVISION
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Shareholders' of National Bank of Greece S.A.

We have audited the above Statement of Cash Flows of "National Bank of Greece SA" for the year ended 31 December 2003, which derives from the books, records and the audited financial statements of the Bank on which we have issued our auditors' report dated 12 February 2004.

In our opinion, the above Statement of Cash Flows presents the cash inflows and the cash outflows of the National Bank of Greece operations for the year then ended.

Athens, 30 March 2004

CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

SPYROS D. KORONAKIS Reg. No 10991	GEORGIOS KIRBIZAKIS Reg. No 16181	GEORGIOS D. KAMBANIS Reg. No 10761
	SOL S.A. CPA	**Deloitte.**

NATIONAL BANK OF GREECE SA
CONSOLIDATED CASH FLOW STATEMENT 2003
Reg. No: 6062/06/B/86/01

			€ thousands 2003	2002
A.		**Cash flows from operating activities**		
A	**100**	**Cash Inflows**		
	101	Interest and commissions (Income)	2 948 992	3 167 699
	102	Income from securities	9 038	9 505
	103	Other income	37 094	38 102
	104	Gains from financial operations	1 449 116	4 202 738
	105	Proceeds from sale of trading securities	746 591 488	576 590 271
	106	Proceeds from sale of government and other securities	40 596	711 031
	108	Increase in deposits	-	591 427
	109	Plus: Decrease in accrued income	13 627	3 328
	110	Minus: Decrease in deferred income	(9 958)	(25 401)
	111	Plus: Decrease in other assets	-	1 523 420
	111	Minus: Increase in other assets	(17 086)	-
	112	Proceeds from sale of assets acquired through auction	41 748	24 019
		Total Cash Inflows (A100)	751 104 655	586 836 139
A	**200**	**Cash Outflows**		
	201	Interest and commissions (Expenses)	1 230 310	1 651 881
	202	General administrative expenses	1 014 233	1 016 195
	203	Other expenses	28 413	60 247
	204	Losses from financial operations	1 741 724	4 416 860
	205	Purchase of trading securities	745 272 189	578 165 811
	206	Purchase of government and other securities	21 938	662 310
	207	Loans issued	837 837	4 087 910
	208	Decrease in deposits	782 200	-
	209	Minus: Decrease in prepaid expenses	(26 397)	(15 147)
	210	Plus: Decrease in deferred expenses	38 541	-
	210	Minus: Increase in deferred expenses	-	(37 458)
	211	Plus: Decrease in other liabilities	261 051	-
	211	Minus: Increase in other liabilities	-	(116 163)
	212	Purchase of assets acquired through auction	7 301	1 441
	213	Taxes	165 106	234 593
		Total Cash Outflows (A200)	751 374 446	590 128 480
		Cash Flows from Operating Activities (A100-A200)=A	**(269 791)**	**(3 292 341)**
B.		**Cash Flows from Investing Activities**		
B	**100**	**Cash Inflows**		
	101	Proceeds from sale of securities, participations and commercial paper	44 171	61 689
	102	Proceeds from sale of intangible and fixed assets	50 143	51 607
	103	Income from participations and securities	22 553	16 826
	104	Other income	5 919	5 766
		Total Cash Inflows (B100)	122 786	135 888
B	**200**	**Cash Outflows**		
	201	Purchase of securities, participations and commercial paper	282 053	86 227
	201A	Purchase of shares in affiliated companies	44 403	64 985
	202	Purchase of intangible and fixed assets	350 961	267 358
		Total Cash Outflows (B200)	677 417	418 570
		Cash Flows from Investing Activities (B100-B200)=B	**(554 631)**	**(282 682)**
		Cash Flows carried forward	**(824 422)**	**(3 575 023)**

		Cash flows brought forward	**(824 422)**	**(3 575 023)**
C.		**Cash Flows from Financing Activities**		
C	**100**	**Cash Inflows**		
	102	Increase in subordinated liabilities	350 000	544 622
	104	Proceeds from sale of treasury stock	7 457	6 003
	105	Icrease in amounts owed to credit institutions	130 600	-
	106	**Subsidies collected**	2 200	-
		Total Cash Inflows (C100)	490 257	550 625
C	**200**	**Cash Outflows**		
	201	Decrease in liabilities from debt securities	17 344	50 459
	204	Purchase of treasury stock	5 719	3 092
	205	*Decrease in amounts due to financial institutions*	-	251 366
	206	Interest of debt securities (expenses)	32 323	4 221
	207	Dividends	104 453	235 325
	208	Appropriation of profit to personnel	16 450	4 930
	209	Board of Directors' fees	50	22
		Total Cash Outflows (C200)	176 339	549 415
		Cash Flows from Financing Activities (C100-C200)=C	**313 918**	**1 210**
		CASH FLOWS OF THE BANK (A+/-B+/-C)	**(510 504)**	**(3 573 813)**
		Plus: CASH AT BEGINNING OF YEAR	**6 469 129**	**9 928 463**
		Plus: CASH AT BEGINNING OF YEAR OF COMPANIES CONSOLIDATED FOR THE FIRST TIME	**201 768**	**114 479**
		CASH AT END OF YEAR	**6 160 393**	**6 469 129**

Athens, 29 March 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE MANAGER OF THE FINANCIAL & MANAGEMENT ACCOUNTING DIVISION
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Shareholders' of National Bank of Greece S.A.

We have audited the above Consolidated Statement of Cash Flows of "National Bank of Greece SA" for the year ended 31 December 2003, which derives from the books, records and the audited consolidated financial statements of the Bank on which we have issued our auditors' report dated 12 February 2004.

In our opinion, the above Consolidated Statement of Cash Flows presents the cash inflows and the cash outflows of the National Bank of Greece operations for the year then ended.

Athens, 30 March 2004

CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

SPYROS D. KORONAKIS Reg. No 10991	GEORGIOS E. KIRBIZAKIS Reg. No 16181	GEORGIOS D. KAMBANIS Reg. No 10761
	SOL S.A. CPA	**Deloitte.**

13. ANNEXES

13. 1 Financial Statements 2003 of the Bank and the Group

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003

(In thousand euro)

ASSETS	31.12.2003			31.12.2002		
1. Cash in hand, balances with central banks			985.435			665.799
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			74.581			100.677
3. Loans and advances to credit institutions:						
(a) Repayable on demand		24.077			27.323	
(b) Other loans and advances		5.024.280			5.507.254	
(c) Reverse repos		3.284.991	8.333.348		4.410.915	9.945.492
4. Loans and advances to customers		19.887.200			18.147.466	
Less: Provisions for doubtful debts		(869.449)	19.017.751		(837.966)	17.309.500
5. Debt securities including fixed-income securities:						
(a) Government		14.596.587			14.849.648	
(b1) Corporates		1.908.595			2.543.507	
(b2) Other issuers		68.195	16.573.377		38.776	17.431.931
6. Shares and other variable-yield securities			327.982			289.288
7. Participating interests			291.395			302.962
8. Shares in affiliated undertakings			1.637.024			1.543.384
9. Intangible assets						
(a) Establishment and formation expenses		5.682			5.776	
(c) Other intangible assets		215.525			320.593	
Less : Amortisation of intangible assets		(152.456)	68.751		(117.029)	209.340
10. Tangible assets						
(a) Land		566.594			258.059	
(b) Buildings	632.697			435.649		
Less: Depreciation of buildings	(234.775)	397.922		(211.011)	224.638	
(c) Furniture, electronic & other equipment	279.537			258.784		
Less: Depreciation of furniture, electronic & other equipment	(221.602)	57.935		(188.929)	69.855	
(d) Other tangible assets	11.004			10.214		
Less: Depreciation of other tangible assets	(7.361)	3.643		(6.664)	3.550	
(e) Fixed assets under construction and advances		16.743	1.042.837		24.310	580.412
12. Own shares			283			1.387
13. Other assets			501.571			479.216
14. Prepayments and accrued income			262.429			301.895
TOTAL ASSETS			**49.116.764**			**49.161.283**
LIABILITIES						
1. Amounts owed to credit institutions:						
(a) Repayable on demand		115.188			160.218	
(b) Time and at notice		5.487.561			3.262.500	
(c) Repos		3.308.960	8.911.709		4.789.010	8.211.728
2. Amounts owed to customers:						
(a) Deposits		33.289.760			33.932.708	
(b) Other liabilities		154.689			176.802	
(c) Repos		1.994.847	35.439.296		2.547.231	36.656.741
3. Debts evidenced by certificates:						
(a) Debt securities in issue		873			1.523	
(b) Other		11.867	12.740		28.586	30.109
4. Other liabilities			901.951			887.883
5. Accrued expenses and deferred income			186.324			245.054
6. Provisions for liabilities and charges:						
(a) Provisions for staff pensions and similar obligations		1.513			4.260	
(b) Provisions for taxation		4.250			4.763	
(c) Other provisions		8.655	14.418		10.106	19.129
6A. Provisions for general banking risks			5.761			7.482
7. Subordinated liabilities			1.100.000			750.000
Shareholders' Equity:						
8. Paid-up capital		1.147.761			1.043.419	
9. Share premium account		32.393			32.393	
10. Reserves						
(a) Statutory reserve	176.884			163.674		
(b) Extraordinary reserves	70.043			108.191		
(c) Tax-exempt reserves	493.592			684.087		
(d) Special tax-exempt reserve of article 15 of L.3229/2004	382.937			—		
(e) Own shares reserve	283	1.123.739		1.387	957.339	
11. Fixed assets revaluation surplus		9.350			96.836	
12. Retained earnings		231.322	2.544.565		223.170	2.353.157
TOTAL LIABILITIES			**49.116.764**			**49.161.283**
OFF- BALANCE SHEET ITEMS						
1. Contingent liabilities			29.931.178			23.001.933
3. Other off-balance sheet items						
(a) Items in custody and safekeeping		2.624.243			2.496.433	
(b) Commitments from bilateral contracts		7.268.876			11.668.587	
(c) Credit memo accounts		11.289.896	21.183.015		11.811.796	25.976.816
TOTAL OFF- BALANCE SHEET ITEMS			**51.114.193**			**48.978.749**

NOTES:

1. In 2003, National Bank of Greece S.A. increased its share capital by €104 342 thousand, through capitalization of an equal amount of reserves and fixed asset revaluation surplus through the issuance of 23 187 099 new ordinary shares.
2. In view of the transition to International Financial Reporting Standards, the Bank, based on the provisions of article 15 of Law 3229/2004, revalued in 2003, land and buildings to their fair values. The valuation was performed by independent qualified valuers in accordance with the provisions of International Accounting Standard 16. The revaluation surplus, which amounted to € 436 997 thousand (land € 304 191 thousand and buildings € 132 806 thousand), was partially used according to the provisions of article 15 of Law 3229/2004 to offset losses on the valuation at the lower of cost and fair value per unit of shares and bonds of the investment and trading portfolios of € 45 028 thousand and € 9 032 thousand respectively. The remaining amount of € 382 937 thousand of the revaluation surplus is included in a special tax-exempt reserve. Subsequent to the offsetting, the revaluation surplus of the investment and trading securities portfolios, including positions in derivatives, was equally increased from€ 20 915 thousand and € 1 914 thousand to € 65 943 thousand and € 10 946 thousand respectively.
3. The fixed assets of the Bank are free of liens or encumbrances as at 31.12.2003.
4. The total number of persons employed by the Bank in Greece and abroad as at 31.12.2003 was 14 631.
5. The financial statements of the Bank as at 31.12.2003 include the financial position of its former affiliated companies "Hellenic Hotel Tourist and Consulting Enterprises S.A.", "Société Nationale Consultante Fonciére et Touristique S.A." and "Olympias Tourism Hotels S.A.", which merged with the Bank through absorption on 30.9.2003, in accordance with the provisions of Law 2166/1993. The absorptions were legally approved up to 31.12.2003.
6. Certain items in the financial statements of 31.12.2002 were reclassified in order to be comparable with the corresponding items in the financial statements of 31.12.2003.
7. According to the four-digit codification of National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".
8. In 2003, the remaining half of merger differences, amounted to € 127 747 thousand, as well as the total merger differences which resulted from the absorption of the companies referred to under note (5), amounted to € 13 471 thousand, were set off against tax exempt reserves, pursuant to the provisions of article 29 of Law 3091/2002

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003

(In thousand euro)

PROFIT AND LOSS ACCOUNT	31.12.2003			31.12.2002		
1. Interest receivable and similar income:						
- Interest income on fixed-income securities	519.997			696.433		
- Other interest and similar income	1.683.795	2.203.792		1.787.498	2.483.931	
2. Interest payable and similar charges		(1.132.023)	1.071.769		(1.509.940)	973.991
3. Income on securities:						
(a) Income on shares and other variable-yield securities	2.958			7.998		
(b) Income on participating interests	9.361			8.034		
(c) Income on shares in affiliated undertakings	21.250	33.569		18.435	34.467	
4. Commissions receivable		302.575	336.144		266.672	301.139
			1.407.913			1.275.130
5. Commissions payable			(72.587)			(52.580)
			1.335.326			1.222.550
6. Net profit on financial operations		72.762			88.019	
7. Other operating income		16.324	89.086		13.948	101.967
			1.424.412			1.324.517
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(399.091)			(398.401)		
- Social security costs	(148.407)			(148.063)		
- Other charges	(55.185)	(602.683)		(57.241)	(603.705)	
(b) Other administrative expenses						
- Taxes and duties	(34.860)			(33.565)		
- Service fees	(86.595)			(81.480)		
- Other fees to third parties	(100.999)	(222.454)	(825.137)	(98.695)	(213.740)	(817.445)
			599.275			507.072
9. Fixed assets depreciation and amortization charges		(83.146)			(77.911)	
10. Other operating charges		(13.817)	(96.963)		(13.636)	(91.547)
Profit on ordinary activities before provisions			502.312			415.525
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(127.500)			(116.000)
Profit on ordinary activities before tax			374.812			299.525
15. Extraordinary income		13.107			21.366	
16. Extraordinary charges		(11.600)			(43.665)	
17. Extraordinary profit		32.402	33.909		19.506	(2.793)
18. Profit (before tax)			**408.721**			**296.732**

APPROPRIATION ACCOUNT	31.12.2003	31.12.2002
Profit before tax	408.721	296.732
Add: Prior years' retained earnings brought forward	218.647	202.936
Less: Prior years' tax differences	(56)	(14.690)
Add: Distributable reserves	1.104	—
	628.416	484.978
Less:		
1. Income tax	(114.874)	(80.616)
2. Other taxes not included in operating expenses	(5.364)	(9.131)
Distributable profit	508.178	395.231
Appropriation of profit:		
1. Statutory reserve	13.107	9.615
2. Statutory dividend	87.164	58.983
2a. Additional dividend	78.619	45.358
3. Reserve of compensated state expropriations	9.510	—
6. Tax-exempt reserves	2.264	638
6b. Specially taxed reserves	71.142	52.745
7. Board of Directors' fees	50	22
7a. Staff bonus	15.000	4.700
8. Retained earnings carried forward	231.322	223.170
	508.178	395.231

Athens, 12 February 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Shareholders of National Bank of Greece S.A.

We have audited the Financial Statements and related notes thereto of the National Bank of Greece S.A. for the year ended 31 December 2003. As part of our audit, we also considered the results of operations of the branches of the Bank. Branches located outside Greece, were audited by local auditors. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 "For Societes Anonymes" and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants Auditors. The books and records of the Bank were made available and we were provided with all necessary information and clarifications we requested. The Bank has complied with the provisions of the Greek Chart of Accounts for Banks, except for the matters that relate to the implementation of Article 29 of Law 3091/2002 and Article 15 of Law 3229/2004. There was no change in the accounting policies compared with those of the previous year except for the matter disclosed under note (2) to the Balance Sheet. We agreed the contents of the Board of Director's Report to the General Meeting of the shareholders with the Financial Statements. The notes to the Financial Statements include the information required by par. 1 Article 43a and Article 129 of Codified Law 2190/1920. In our opinion, the above Financial Statements and notes thereto, which derive from the Bank's books and records present the asset structure, the financial position of the Bank as at 31 December 2003 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece, and are consistent with those applied in the previous year, except for the matter disclosed under note (2) to the Balance Sheet.

Athens, 12 February 2004

CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

SPYROS D. KORONAKIS	GEORGIOS E. KIRBIZAKIS	GEORGIOS D. KAMBANIS
Reg. No 10991	Reg. No 16181	Reg. No 10761

ΣΟΛ α.ε. SOL S.A. CPA

Deloitte.

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003

(In thousand euro)

ASSETS	2003			2002		
1. Cash in hand, balances with central banks			1.280.563			857.521
2. Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			106.157			131.773
3. Loans and advances to credit institutions						
(a) Repayable on demand		44.624			72.473	
(b) Other loans and advances		5.125.618			5.771.727	
(c) Reverse Repos		3.507.175	8.677.417		4.781.173	10.625.373
4. Loans and advances to customers		22.699.566			20.607.528	
Less: Provisions for doubtful debts		(1.051.796)	21.647.770		(1.012.032)	19.595.496
5. Debt securities including fixed-income securities						
(a) Government		14.878.288			15.167.019	
(b1) Corporates		1.851.923			2.667.858	
(b2) Other issuers		1.116.797	17.847.008		1.107.593	18.942.470
6. Shares and other variable-yield securities			857.578			402.441
7. Participating interests			202.696			318.051
8. Shares in affiliated undertakings			743.243			917.462
9. Intangible assets						
(a) Establishment and formation expenses		20.080			7.782	
(b) Goodwill		76			34.419	
(c) Other intangible assets		285.353			371.934	
Less: Amortisation of intangible assets		(185.174)	120.335		(134.295)	279.840
10. Tangible assets						
(a) Land		622.367			289.664	
(b) Buildings	844.075			556.597		
Less: Depreciation of buildings	(270.414)	573.661		(236.601)	319.996	
(c) Furniture, electronic & other equipment	439.775			402.249		
Less: Depreciation of furniture, electronic & other equipment	(318.206)	121.569		(267.043)	135.206	
(d) Other tangible assets	304.017			230.040		
Less: Depreciation of other tangible assets	(122.640)	181.377		(90.313)	139.727	
(e) Fixed assets under construction and advances		31.412	1.530.386		65.444	950.037
12. Own shares			179.325			168.730
13. Other assets			605.954			574.632
14. Prepayments and accrued income			292.799			331.866
TOTAL ASSETS			53.891.231			54.095.592

LIABILITIES	2003			2002		
1. Amounts owed to credit institutions						
(a) Repayable on demand		141.406			156.183	
(b) Time and at notice		5.608.235			3.202.587	
(c) Repos		3.911.837	9.661.478		5.613.684	8.972.454
2. Amounts owed to customers						
(a) Deposits		36.817.503			37.372.073	
(b) Other liabilities		171.258			198.004	
(c) Repos		1.989.415	38.978.176		2.454.515	40.024.592
3. Debts evidenced by certificates						
(a) Debt securities in issue		6.814			7.439	
(b) Other		25.055	31.869		28.586	36.025
4. Other liabilities			1.236.046			1.403.746
5. Accrued expenses and deferred income			226.072			272.788
6. Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		23.686			24.779	
(b) Provisions for taxation		4.745			4.880	
(c) Other provisions		12.856	41.287		14.047	43.706
6A. Provisions for general banking risks			5.761			7.941
7. Subordinated liabilities			750.000			750.000
7A. Hybrid capital (BoG circular N° 17/2002)			350.000			—
Shareholders' Equity:						
8. Paid-up capital		1.147.761			1.043.419	
9. Share premium account		32.393			32.393	
10. Reserves						
(a) Statutory reserve	208.143			188.273		
(b) Extraordinary reserves	140.824			119.387		
(c) Tax-exempt reserves	668.774			875.207		
(d) Special tax-exempt reserve of article 15 of Law 3229/2004	382.937			—		
(e) Own shares reserve	283	1.400.961		1.387	1.184.254	
11. Fixed asset revaluation surplus		20.472			100.760	
11A. Fixed asset investment subsidy		2.700			500	
12. Retained earnings		307.210			338.674	
13. Consolidation differences		(446.337)			(146.886)	
14. Minority interests		145.382	2.610.542		31.326	2.584.440
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY			53.891.231			54.095.592

OFF-BALANCE SHEET ITEMS	2003		2002	
1. Contingent liabilities		30.437.728		23.230.000
2. Commitments arising on sale and repurchase agreements		6.843		8.438
3. Other off-balance sheet items				
(a) Items in custody and safekeeping	4.649.970		5.041.405	
(b) Commitments from bilateral contracts	7.565.380		11.865.086	
(c) Credit memo accounts	11.687.465	23.902.815	12.615.642	29.522.133
TOTAL OFF-BALANCE SHEET ITEMS		54.347.386		52.760.571

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd. 5) National Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) National Investment Company S.A., 8) "National" Mutual Fund Management S.A., 9) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) "Ethniki" Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd. 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd. 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd. 23) ETEBA Romania S.A., 24) "Ethniki" Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A, 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S, 37) Innovative Ventures S.A., 38) NBG Funding Ltd and 39) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements as at 31.12.2002 the National Investment Company S.A., which was consolidated with the equity method of accounting, in the current period is fully consolidated. The companies referred to under items 38 and 39 were consolidated for the first time as at 31.12.2003.

B) In the financial statements of 31.12.2003 the following subsidiaries of the non-financial sector and associates are included for the first time using the equity method of accounting:1) Astir Palace Vouliagmenis S.A, 2) Ethniki Hellenic General Insurance S.A., 3) National Real Estate S.A., 4) AGET HERACLES. 5) Phosphate Fertilisers Industries S.A., 6) Kadmos S.A., 7) NBG Training Centre S.A., 8) Astir Alexandroupolis S.A., 9) Grand Hotel Summer Palace S.A., 10) ETHNODATA S.A., 11) Larko Metalourgical Company S.A., 12) SIEMENS Teleindustrial S.A., 13) Eviop Tempo S.A., 14) Banking Information Systems "TEIRESIAS" S.A., 15) Hellenic Countrysites S.A., 16) Social Securities Fund Management S.A.. 17) LYKOS Paperless Solutions S.A.,18) Hellenic Spinning Mills of Pella S.A. and 19) Planet Ernst & Young S.A.

C) In view of the transition to International Financial Reporting Standards, the Bank, based on the provisions of article 15 of Law 3229/2004, revalued in 2003, land and buildings to their fair values. The valuation was performed by independent qualified valuers in accordance with the provisions of International Accounting Standard 16. The revaluation surplus, which amounted to € 436 997 thousand (land € 304 191 thousand and buildings € 132 806 thousand), was partially used according to the provisions of article 15 of Law 3229/2004 to offset losses on the valuation at the lower of cost and fair value per unit of shares and bonds of the investment and trading portfolios of € 45 028 thousand and € 9 032 thousand respectively. The remaining amount of € 382 937 thousand of the revaluation surplus is included in a special tax-exempt reserve. Subsequent to the offsetting, the revaluation surplus of the investment and trading portfolios, including positions in derivatives, amounted to € 20 969 thousand and € 20 106 thousand respectively.

D) The fixed assets of the NBG Group are free of liens or encumbrances as at 31.12.2003.

E) The total number of persons employed by the NBG Group as at 31.12.2003 was 20 752.

F) The accounting principles followed by the NBG Group have not changed since the preceding accounting period.

G) Certain items in 31.12.2002 were reclassified so as to be comparable with the corresponding items of 31.12.2003

H) The balances denominated in foreign currency have been translated into euro at the exchange rate prevailing as at 31.12.2003

I) In 2003, National Bank of Greece S.A. increased its share capital by €104 342 thousand, through capitalization of an equal amount of reserves and fixed asset revaluation surplus through the issuance of 23 187 099 new ordinary shares.

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003

(In thousand euro)

PROFIT AND LOSS ACCOUNT	2003			2002		
1. Interest receivable and similar income						
- Interest income on fixed-income securities	571.208			752.706		
- Other interest and similar income	1.948.797	2.520.005		2.037.771	2.790.477	
2. Interest payable and similar charges		(1.217.335)	1.302.670		(1.604.776)	1.185.701
3. Income on securities						
(a) Shares and other variable-yield securities	9.265			9.869		
(b) Participating interests	9.490			8.034		
(c) Shares in affiliated undertakings	3.947	22.702		2.136	20.039	
4. Commissions receivable		437.876	460.578		374.520	394.559
			1.763.248			1.580.260
5. Commissions payable			(45.298)			(36.986)
			1.717.950			1.543.274
6. Net profit on financial operations		103.192			74.602	
7. Other operating income		26.578	129.770		28.684	103.286
Total Income			1.847.720			1.646.560
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(487.965)			(486.578)		
- Social security costs	(159.875)			(158.788)		
- Other charges	(70.913)	(718.753)		(72.410)	(717.776)	
(b) Other administrative expenses						
- Taxes and duties	(44.357)			(42.420)		
- Service fees	(122.170)			(121.156)		
- *Other fees to third parties*	(139.037)	(305.564)	(1.024.317)	(133.671)	(297.247)	(1.015.023)
			823.403			631.537
9. Fixed assets depreciation and amortisation charges		(184.224)			(150.889)	
10. Other operating charges		(14.444)	(198.668)		(14.440)	(165.329)
Profit on ordinary activities before provisions			624.735			466.208
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(147.780)			(144.634)
Profit on ordinary activities before tax			476.955			321.574
15. Extraordinary income		*30.977*			*42.334*	
16. Extraordinary charges		(13.235)			(46.499)	
17. Extraordinary profit		38.289	56.031		35.477	31.312
18. Profit before tax and minority interests			532.986			352.886
Minority interests			(11.985)			(3.067)
Profit before tax			521.001			349.819
Taxes						
- Income Tax		(153.624)			(112.163)	
- *Other taxes not included* in operating expenses		(7.320)			(9.682)	
- Differences in tax obligations from previous periods		(626)			(15.307)	
- Minority taxes		1.084	(160.886)		581	(136.571)
Group profit after tax			360.315			213.248

Athens, 12 February 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	*THEODOROS N. PANTALAKIS*	*ANTHIMOS C. THOMOPOULOS*	*IOANNIS P. KYRIAKOPOULOS*

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of "National Bank of Greece S.A."

We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 "For Societes Anonymes" of the 10th consolidated Balance Sheet, consolidated Profit and Loss Account and the related notes thereto of the "National Bank of Greece S.A" Group of companies for the year ended 31 December 2003. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants Auditors, and we agreed the contents of the Directors' Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which statements reflect 1,53% of consolidated total assets and 2,49% of consolidated total income. These financial statements were audited by other certified auditors, on whose *reports we have relied upon to express our opinion, to the extend they relate to the amounts included in the consolidated Financial Statements. In our opinion the above consolidated Financial* Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles fo' by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, except for those disclosed under (b) and (c) of the notes to the Consolidated Balance Sheet, the asset structure, the financial position and the consolidated results of operations of all the companies included in the consolidated Financial Statements as at 31 December 2003.

Athens, 12 February 2004

Certified Public Accountants - Auditors

SPYROS D. KORONAKIS GEORGIOS E. KIRBIZAKIS — **GEORGIOS D. KAMBANIS**
RN SOEL 10991 — **RN SOEL 15181** — **RN SOEL 10761**

ΣΟΛ α.ε. SOL S.A. CPA

Deloitte.

13. 2 Periodical Financial Statements 2003 of the Bank and the Group

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 31 MARCH 2003

(In thousand euro)

ASSETS			31.03.2003			31.03.2002
1. Cash in hand, balances with central banks			1.206.210			1.420.524
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			395.139			115.214
3. Loans and advances to credit institutions:						
(a) Repayable on demand		94.661			18.801	
(b) Other loans and advances		4.403.159	4.497.820		8.332.821	8.351.622
3A. Reverse Repos			4.919.464			147.918
4. Loans and advances to customers		18.255.372			16.676.863	
Less: Provisions for doubtful debts		(858.639)	17.396.733		(807.153)	15.869.710
5. Debt securities including fixed-income securities:						
(a) Government		13.735.354			13.710.980	
(b1) Corporates		2.422.779			2.207.170	
(b2) Other issuers		69.305	16.227.438		208.102	16.126.252
6. Shares and other variable-yield securities			267.549			402.365
7. Participating interests			303.468			295.926
8. Shares in affiliated undertakings			1.553.350			1.705.128
9. Intangible assets						
(a) Establishment and formation expenses		4.708			3.765	
(c) Other intangible assets		323.969			207.135	
Less : Amortisation of intangible assets as at 31.3		(126.201)	202.476		(118.916)	91.984
10. Tangible assets						
(a) Land		257.767			169.962	
(b) Buildings	434.394			265.380		
Less: Depreciation of buildings as at 31.3	(213.989)	220.405		(192.227)	73.153	
(c) Furniture, electronic & other equipment	262.348			250.260		
Less: Depreciation of furniture, electronic & other equipment as at 31.3	(196.957)	65.391		(169.741)	80.519	
(d) Other tangible assets	10.483			9.740		
Less: Depreciation of other tangible assets as at 31.3	(6.808)	3.675		(6.235)	3.505	
(e) Fixed assets under construction and advances		25.502	572.740		23.697	350.836
12. Own shares and bonds			1.387			1.387
13. Other assets			556.365			476.863
14. Prepayments and accrued income			134.750			203.131
TOTAL ASSETS			48.234.889			45.558.860

LIABILITIES

1. Amounts owed to credit institutions:						
(a) Repayable on demand		519.368			109.578	
(b) Time and at notice		3.904.895	4.424.263		2.687.397	2.796.975
2. Amounts owed to customers:						
(a) Deposits		33.342.886			33.427.994	
(b) Other debts		460.632			170.324	
(c) Repos		6.227.638	40.031.156		5.094.977	38.693.295
3. Debts evidenced by certificates:						
(a) Debt securities in issue		1.432			1.654	
(b) Other		25.070	26.502		44.255	45.909
4. Other liabilities			567.436			1.235.252
5. Accruals and deferred income			76.464			151.904
6. Provisions for liabilities and charges:						
(a) Provisions for staff pensions and similar obligations		3.818			1.698	
(b) Provisions for taxation		4.626			5.108	
(c) Other provisions		9.735	18.179		9.777	16.583
6A. Provisions for general banking risks			5.761			6.894
7. Subordinated liabilities			750.000			227.364
Equity:						
8. Paid-up capital		1.043.419			1.026.362	
9. Share premium account		32.393			35.971	
10. Reserves		842.993			930.277	
11. Fixed assets revaluation reserve		97.577			86.374	
11a. Fixed asset investment subsidy		-			181	
12. Retained earnings		223.170	2.239.552		186.516	2.265.681
13. Profit before tax for the period 1.1 - 31.3			95.576			119.003
TOTAL LIABILITIES			48.234.889			45.558.860

OFF- BALANCE SHEET ITEMS

1.Contingent liabilities			23.452.850			22.734.924
2. Commitments arising on sale and repurchase agreements			71			3
3. Other off-balance-sheet items			30.846.694			36.507.408
TOTAL OFF- BALANCE SHEET ITEMS			54.299.615			59.242.335

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 31 MARCH 2003

(In thousand euro)

PROFIT AND LOSS ACCOUNT	31.03.2003			31.03.2002		
1. Interest receivable and similar income:						
- Interest income from fixed-income securities	153.694			181.813		
- Other interest and similar income	434.424	588.118		403.425	585.238	
2. Interest payable and similar charges		(328.105)	260.013		(364.109)	221.129
3. Income from securities:						
(a) Income from shares and other variable-yield securities	457			440		
(b) Income from participating interests	2.933			1.579		
(c) Income from shares in affiliated undertakings	5.636	9.026		8.705	10.724	
4. Commissions receivable		64.685	73.711		63.985	74.709
			333.724			295.838
5. Commissions payable			(17.383)			(8.691)
			316.341			287.147
6. Net profit on financial operations		31.404			71.063	
7. Other operating income		3.931	35.335		4.363	75.426
			351.676			362.573
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(99.073)			(98.127)		
- Social security costs	(36.322)			(36.089)		
- Other charges	(12.580)	(147.975)		(13.299)	(147.515)	
(b) Other administrative expenses						
- Taxes and duties	(7.368)			(8.705)		
- Service fees	(21.561)			(19.192)		
- Other fees to third parties	(23.372)	(52.301)	(200.276)	(25.978)	(53.875)	(201.390)
			151.400			161.183
9. Fixed assets depreciation		(21.129)			(22.323)	
10. Other operating charges		(3.098)	(24.227)		(1.186)	(23.509)
Profit on ordinary activities before provisions			127.173			137.674
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(30.000)			(29.000)
Profit on ordinary activities before tax			97.173			108.674
15. Extraordinary income		2.431			6.888	
16. Extraordinary charges		(4.088)			(2.007)	
17. Extraordinary profit		60	(1.597)		5.448	10.329
18. Profit (before tax)			95.576			119.003

NOTES:
1. The fixed assets of the Bank are free of liens or encumbrances as at 31.03.2003.
2. Capitalexpenditure in real estate during the first three months of 2003 amounted to€ 3 203 thousand.
3. The total number of persons employed in Greece and abroad as at 31.03.2003 was 14 664.
4. The 31.03.2003 and 31.03.2002 financial statements are compiled using provisional trial balances.
5. The accounting principles followed are similar to those of the preceding accounting period. Certain items in 31.03.2002 were reclassified so as to be comparable with the corresponding items of 31.03.2003.
6. The comparatives of 31.03.2002 do not include the financial position of ETEBA S.A. and NBG France, which merged with the Bank through absorption on 20.12.2002 and 5.12.2002 respectively.
7. According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

Athens, 23 April 2003

THE CHAIRMAN OF THE BOARD AND GOVERNOR	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2003

(In thousand euro)

ASSETS	31.03.2003			31.03.2002		
1. Cash in hand, balances with central banks			1.390.938			1.651.876
2. Treasury bills and other bills eligible for refinancing with central banks			422.567			158.686
3. Due from financial institutions						
(a) Repayable on demand		38.656			65.642	
(b) Other loans and advances		4.734.387	4.773.043		8.243.921	8.309.563
3A. Reverse Repos			5.171.522			120.383
4. Loans and advances to customers		20.755.565			19.570.653	
Less: Provisions for doubtful debts		(1.027.141)	19.728.424		(1.034.471)	18.536.182
5. Debt securities including fixed-income securities						
(a) Government		14.029.398			14.537.089	
(b1) Corporates		2.580.981			2.430.123	
(b2) Other issuers		1.226.935	17.837.314		1.003.470	17.970.682
6. Shares and other variable-yield securities			515.744			618.900
7. Participating interests			318.323			325.940
8. Shares in affiliated undertakings			870.632			910.996
9. Intangible assets						
(a) Establishment and formation expenses		12.449			7.055	
(a) Goodwill		33.062			4.154	
(c) Other intangible assets		375.037			235.973	
Less: Amortisation of intangible assets as at 31.3		(148.461)	272.087		(133.963)	113.219
10. Tangible assets						
(a) Land		295.158			209.693	
(b) Buildings	577.731			395.999		
Less: Depreciation of buildings as at 31.3	(241.238)	336.493		(225.968)	170.031	
(c) Furniture, electronic & other equipment	407.716			381.564		
Less: Depreciation of furnitures, electronic & other equipment as at 31.3	(280.137)	127.579		(239.385)	142.179	
(d) Other tangible assets	243.195			178.632		
Less: Depreciation of other tangible assets as at 31.3	(99.192)	144.003		(77.576)	101.056	
(e) Fixed assets under construction and advances		46.668	949.901		46.045	669.004
12. Own shares and bonds			180.739			172.016
13. Other assets			652.027			585.193
14. Prepayments and accrued income			169.882			237.576
TOTAL ASSETS			53.253.143			50.380.216
LIABILITIES						
1. Amounts owed to credit institutions						
(a) Repayable on demand		523.709			115.869	
(b) Time and at notice		4.885.810	5.409.519		2.853.772	2.969.641
2. Amounts owed to customers						
(a) Deposits		36.491.325			37.169.390	
(b) Other liabilities		488.447			642.188	
(c) Repos		6.230.889	43.210.661		5.147.236	42.958.814
3. Debts evidenced by certificates						
(a) Debt securities in issue		7.360			1.625	
(b) Other		25.070	32.430		101.655	103.280
4. Other liabilities			1.014.157			1.346.486
5. Accruals and deferred income			119.727			187.956
6. Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		22.816			22.989	
(b) Provisions for taxation		4.744			5.226	
(c) Other provisions		13.755	41.315		24.303	52.518
6A. Provisions for general banking risks			5.761			9.498
7. Subordinated liabilities			750.000			207.474
Equity:						
8. Paid-up capital		1.043.419			1.026.362	
9. Share premium account		32.393			35.971	
10. Reserves		1.131.773			1.200.340	
11. Fixed asset revaluation reserve		101.424			91.816	
11a. Fixed asset investment subsidy		500			681	
12. Retained earnings		252.633			330.857	
13. Consolidation differences		(142.652)			(340.526)	
14. Minority interests		138.724	2.558.214		61.228	2.406.729
Group profit before tax for the period 1.1 - 31.3		112.018			136.167	
Minority profit before tax		(659)	111.359		1.653	137.820
TOTAL LIABILITIES			53.253.143			50.380.216
OFF-BALANCE SHEET ITEMS						
1. Contingent liabilities			23.775.392			22.851.897
2. Commitments arising out of sale and repurchase agreements			11.900			3
3. Other off-balance-sheet items			34.819.129			40.354.257
TOTAL OFF-BALANCE SHEET ITEMS			58.606.421			63.206.157

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2003

(In thousand euro)

PROFIT AND LOSS ACCOUNT	31.03.2003			31.03.2002		
1. Interest receivable and similar income :						
- Interest income from fixed-income securities	168.111			204.477		
- Other interest and similar income	499.058	667.169		467.537	672.014	
2. Interest payable and similar charges		(350.941)	316.228		(397.206)	274.808
3. Income from securities:						
(a) Income from shares and other variable-yield securities	911			1.028		
(b) Income from participating interests	2.933			1.921		
(c) Income from shares in affiliated undertakings	1.300	5.144		1.248	4.197	
4. Commissions receivable		92.491	97.635		87.790	91.987
			413.863			366.795
5. Commissions payable			(8.533)			(6.106)
			405.330			360.689
6. Net profit on financial operations		31.847			66.246	
7. Other operating income		5.881	37.728		8.774	75.020
			443.058			435.709
8. General administrative expenses :						
(a) Staff costs						
- Wages and salaries	(120.647)			(121.165)		
- Social security costs	(39.302)			(39.372)		
- Other charges	(16.878)	(176.827)		(16.988)	(177.525)	
(b) Other administrative expenses						
- Taxes and duties	(10.487)			(11.708)		
- Service fees	(33.098)			(29.672)		
- Other fees to third parties	(30.997)	(74.582)	(251.409)	(29.467)	(70.847)	(248.372)
			191.649			187.337
9. Fixed assets depreciation		(43.357)			(38.642)	
10. Other operating charges		(3.232)	(46.589)		(1.281)	(39.923)
Profit on ordinary activities before provisions			145.060			147.414
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(34.247)			(37.442)
Profit on ordinary activities before tax			110.813			109.972
15. Extraordinary income		4.262			11.567	
16. Extraordinary charges		(4.789)			(3.042)	
17. Extraordinary profit		1.073	546		19.323	27.848
18. Profit before tax and minority interests			111.359			137.820
Minority interests			659			(1.653)
Profit before tax			112.018			136.167

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) National Investment Company, 8) "National" Mutual Fund Management S.A., 9) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) "Ethniki" Leasing S.A., 12) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc, 15) National Securities Co (Cyprus Ltd), 16) Interlease AD (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria AD, 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania, 24) "Ethniki" Venture Capital Management S.A., 25) Stopanska Banka AD Skopje, 26) United Bulgarian Bank, 27) ETEBA Advisory SRL, 28) NBG International Inc., 29) NBG Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBG International Jersey Ltd, 33) NBG Luxembourg Holding, 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S., 37) Innovative Ventures S.A. Of the companies included in the consolidated financial statements as at 31.03.2002, Banque Nationale de Grece (France) and National Investment Bank for Industrial Development S.A. (ETEBA) merged through absorption with National Bank of Greece S.A., in accordance with the provisions of Law 2515/1997. National Investment Company S.A. previously included in the consolidated financial statements with the equity method of accounting was fully consolidated as at 31.03.2003. Also, the companies referred to under items 33, 34,35 and 36 above were consolidated for the first time on 30.06.2002, while the company referred to under item 37 was consolidated for the first time as at 31.12.2002 .

B) The fixed assets of the Group are free of liens or encumbrances as at 31.03.2003.

C) The total number of persons employed by the Group as at 31.03.2003 was 20 145.

D) The accounting principles followed are similar to those of the preceding accounting period.

E) Certain items in 31.03.2002 were reclassified so as to be comparable with the corresponding items of 31.03.2003.

F) The balances denominated in foreign currency have been translated into euro at the prevailing exchange rate as at 31.03.2003.

Athens, 23 April 2003

THE CHAIRMAN OF THE BOARD AND GOVERNOR	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 30 JUNE 2003 (P.D. 360/85)

(In thousand euro)

ASSETS		30.06.2003			30.06.2002	
1. Cash in hand, balances with central banks			1.291.223			1.343.966
2. Treasury bills and other bills eligible for refinancing *with central banks:*						
(a) Treasury bills and similar securities			101.602			73.787
3. Loans and advances to credit institutions:						
(a) Repayable on demand		33.649			23.365	
(b) Other loans and advances		*5.013.448*			*8.975.800*	
(c) Reverse Repos		4.847.529	9.894.626		3.527.005	12.526.170
4. Loans and advances to customers		19.063.821			16.741.675	
Less: Provisions for doubtful debts		(880.977)	18.182.844		(811.816)	15.929.859
5. Debt securities including fixed-income securities:						
(a) Government		11.358.641			11.838.147	
(b1) Corporates		2.013.769			2.231.349	
(b2) Other issuers		41.078	13.413.488		131.999	14.201.495
6. Shares and other variable-yield securities			270.158			402.940
7. Participating interests			303.650			297.148
8. Shares in affiliated undertakings			1.606.190			1.699.679
9. Intangible assets						
(a) Establishment and formation expenses		4.905			3.732	
(c) Other intangible assets		331.694			211.754	
Less : Amortisation of intangible assets as at 30.6		(135.247)	201.352		(129.389)	86.097
10. Tangible assets						
(a) Land		268.771			169.161	
(b) Buildings	463.882			271.030		
Less: Depreciation of buildings as at 30.6	(220.123)	243.759		(194.843)	76.187	
(c) Furniture, electronic & other equipment	265.181			254.420		
Less: Depreciation of furniture, electronic & other equipment as at 30.6	(203.327)	61.854		(178.325)	76.095	
(d) Other tangible assets	*10.882*			*9.895*		
Less: Depreciation of other tangible assets as at 30.6	(7.004)	3.878		(6.403)	3.492	
(e) Fixed assets under construction and advances		*29.814*	608.076		*24.789*	*349.724*
12. Own shares			283			1.387
13. Other assets			490.363			602.541
14. Prepayments and accrued income			117.368			141.920
TOTAL ASSETS			*46.481.223*			*47.656.713*
LIABILITIES						
1. Amounts owed to credit institutions:						
(a) Repayable on demand		318.042			92.701	
(b) Time and at notice		3.436.402			2.625.676	
(c) Repos		2.829.012	6.583.456		2.583.486	5.301.863
2. Amounts owed to customers:						
(a) Deposits		33.970.691			34.607.824	
(b) Other liabilities		209.336			316.309	
(c) Repos		1.707.330	35.887.357		3.204.487	38.128.620
3. Debts *evidenced by certificates:*						
(a) Debt securities in issue		1.414			1.551	
(b) Other		22.405	23.819		38.156	39.707
4. Other liabilities			699.671			860.587
5. Accruals and deferred income			60.267			84.104
6. Provisions for liabilities and charges:						
(a) Provisions for staff pensions and similar obligations		4.433			1.339	
(b) Provisions for taxation		4.353			4.851	
(c) Other provisions		9.470	18.256		9.451	15.641
6A. Provisions for general banking risks			5.761			6.906
7. Subordinated liabilities			750.000			750.000
Shareholders' Equity:						
8. Paid-up capital		1.147.761			1.026.362	
9. Share premium account		32.393			35.970	
10. Reserves		*825.148*			*930.079*	
11. Fixed assets revaluation reserve		11.079			86.463	
11a. Fixed asset investment subsidy		-			121	
12. Retained earnings		223.170	2.239.551		186.516	2.265.511
13. Profit before tax for the period 1.1 - 30.6			213.085			203.774
TOTAL LIABILITIES			46.481.223			47.656.713
OFF- BALANCE SHEET ITEMS						
1. Contingent liabilities			21.725.427			19.819.948
2. Commitments arising on sale and repurchase agreements			22			56
3. Other off-balance sheet items			26.712.078			27.067.679
TOTAL OFF- BALANCE SHEET ITEMS			48.437.527			46.887.683

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 30 JUNE 2003 (P.D. 360/85)

(in thousand euro)

PROFIT AND LOSS ACCOUNT	30.06.2003			30.06.2002		
1. Interest receivable and similar income:						
- Interest income from fixed-income securities	279.734			351.442		
- Other interest and similar income	848.475	1.128.209		837.570	1.189.012	
2. Interest payable and similar charges		(598.392)	529.817		(729.157)	459.855
3. Income from securities:						
(a) Income from shares and other variable-yield securities	1.294			769		
(b) Income from participating interests	4.918			3.792		
(c) Income from shares in affiliated undertakings	10.809	17.021		17.197	21.758	
4. Commissions receivable		139.478	156.499		128.919	150.677
			686.316			610.532
5. Commissions payable			(30.106)			(18.580)
			656.210			591.952
6. Net profit on financial operations		52.077			75.788	
7. Other operating income		7.692	59.769		7.688	83.476
			715.979			675.428
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(199.478)			(201.071)		
- Social security costs	(73.835)			(75.700)		
- Other charges	(26.862)	(300.175)		(26.998)	(303.769)	
(b) Other administrative expenses						
- Taxes and duties	(15.962)			(15.881)		
- Service fees	(41.409)			(37.638)		
- Other fees to third parties	(45.078)	(102.449)	(402.624)	(45.979)	(99.498)	(403.267)
			313.355			272.161
9. Fixed assets depreciation		(41.594)			(43.312)	
10. Other operating charges		(6.236)	(47.830)		(7.389)	(50.701)
Profit on ordinary activities before provisions			265.525			221.460
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(62.000)			(58.000)
Profit on ordinary activities before tax			203.525			163.460
15. Extraordinary income		6.948			12.119	
16. Extraordinary charges		(4.252)			(3.604)	
17. Extraordinary profit		6.864	9.560		31.799	40.314
18. Profit (before tax)			213.085			203.774

NOTES:
1. In the first half of 2003, National Bank of Greece S.A. issued 23 187 099 new ordinary shares, increasing its share capital €104 342 thousand, through capitalization of reserves and fixed assets revaluation reserve of an equal amount.
2. The fixed assets of the Bank are free of charges or encumbrances as at 30.06.2003.
3. Capital expenditure in real estate in the first six months of 2003 amounted €21 628 thousand.
4. The total number of persons employed by the Bank in Greece and abroad as at 30.06.2003 was 14 631.
5. The accounting principles followed are similar to those of the preceding accounting period of 2002. The 30.06.2003 and 30.06.2002 financial statements are compiled on the basis of provisional trial balances.
6. The comparatives of 30.06.2002 do not include the financial position of ETEBA S.A. and NBG France, which merged with the Bank through absorption on 20.12.2002 and 5.12.2002 respectively.
7. Certain items in the financial statements of 30.06.2002 were reclassified in order to be comparable with the corresponding items in the financial statements of 30.06.2003.
8. According to the four-digit codification of National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

Athens, 23 July 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Board of Directors of National Bank of Greece S.A.

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above financial statements of the National Bank of Greece S.A. for the period from 1.1.2003 through 30.06.2003, are free of any errors or omissions which materially affect the asset structure and financial position of the Bank and the reported profit for the period. As part of our audit, we also considered the results of operations of the branches of the Bank. Local auditors audit branches located outside Greece. We were given access to all books and records of the Bank and we were provided all necessary information and clarifications, which we requested. The Bank has complied with the provisions of the Greek Banking Chart of Accounts. There was no change in the valuation methods applied by the Bank. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the above six monthly financial statements which derive from the Bank's books and records, are free of any errors or omissions which materially affect the asset structure and financial position of the National Bank of Greece S.A. as at 30.06.2003, as well as the results for the period then ended. There was no change in the accounting policies compared with those of the corresponding period of the prior year.

Athens, 24 July 2003

CERTIFIED PUBLIC ACCOUNTANTS AUDITORS

SOL S.A. CPA		DELOITTE & TOUCHE
SPYROS D. KORONAKIS Reg. No 10991	GEORGIOS E. KIRBIZAKIS Reg. No 16181	GEORGE D. CAMBANIS Reg. No 10761

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2003 (P.D. 360/85)

(In thousand euro)

ASSETS	30.06.2003			30.06.2002		
1. Cash in hand, balances with central banks			1.485.250			1.602.657
2. Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			129.052			116.903
3. Loans and advances to credit institutions:						
(a) Repayable on demand		49.360			78.656	
(b) Other loans and advances		5.226.717			8.703.589	
(c) Reverse Repos		5.007.474	10.283.551		3.768.153	12.550.398
4. Loans and advances to customers		21.583.773			19.773.311	
Less: Provisions for doubtful debts		(1.047.996)	20.535.777		(1.027.419)	18.745.892
5. Debt securities including fixed-income securities						
(a) Government		11.634.132			12.793.880	
(b1) Corporates		2.148.698			2.515.276	
(b2) Other issuers		1.270.816	15.053.646		955.130	16.264.286
6. Shares and other variable-yield securities			592.226			616.326
7. Participating interests			317.406			322.195
8. Shares in affiliated undertakings			923.031			908.083
9. Intangible assets						
(a) Establishment and formation expenses		7.887			7.284	
(b) Goodwill		30.331			36.491	
(c) Other intangible assets		397.692			250.966	
Less: Amortisation of intangible assets as at 30.6		(160.015)	275.895		(146.337)	148.404
10. Tangible assets						
(a) Land		306.132			209.307	
(b) Buildings	605.475			400.013		
Less: Depreciation of buildings as at 30.6	(248.620)	356.855		(228.684)	171.329	
(c) Furniture, electronic & other equipment	418.349			386.234		
Less: Depreciation of furniture, electronic & other equipment as at 30.6	(291.074)	127.275		(250.905)	135.329	
(d) Other tangible assets	267.423			192.159		
Less: Depreciation of other tangible assets as at 30.6	(106.208)	161.215		(80.103)	112.056	
(e) Fixed assets under construction and advances		43.007	994.484		55.910	683.931
12. Own shares			179.171			166.016
13. Other assets			586.940			730.395
14. Prepayments and accrued income			145.381			180.115
TOTAL ASSETS			51.501.810			53.035.601

LIABILITIES	30.06.2003		30.06.2002	
1. Amounts owed to credit institutions				
(a) Repayable on demand	326.303		99.193	
(b) Time and at notice	3.542.021		2.819.894	
(c) Repos	3.636.322	7.504.646	3.024.228	5.943.315
2. Amounts owed to customers				
(a) Deposits	37.296.184		38.536.895	
(b) Other liabilities	217.695		336.731	
(c) Repos	1.702.006	39.215.885	3.115.369	41.988.995
3. Debts evidenced by certificates				
(a) Debt securities in issue	7.356		7.478	
(b) Other	22.405	29.761	120.036	127.514
4. Other liabilities		1.028.460		1.438.347
5. Accruals and deferred income		108.710		111.894
6. Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	24.213		23.820	
(b) Provisions for taxation	4.470		5.136	
(c) Other provisions	13.250	41.933	21.776	50.732
6A. Provisions for general banking risks		5.761		9.141
7. Subordinated liabilities		750.000		750.000
Shareholders' Equity:				
8. Paid-up capital	1.147.761		1.026.362	
9. Share premium account	32.393		35.970	
10. Reserves	1.113.040		1.195.510	
11. Fixed asset revaluation reserve	14.874		90.686	
11a. Fixed asset investment subsidy	500		621	
12. Retained earnings	254.119		314.297	
13. Consolidation differences	(144.887)		(339.656)	
14. Minority interests	136.754	2.554.554	60.299	2.384.089
Group profit before tax for the period 1.1 - 30.6	260.633		228.782	
Minority profit before tax	1.467	262.100	2.792	231.574
TOTAL LIABILITIES		51.501.810		53.035.601

OFF-BALANCE SHEET ITEMS	30.06.2003	30.06.2002
1. Contingent liabilities	22.107.451	20.208.585
2. Commitments arising on sale and repurchase agreements	22	56
3. Other off-balance sheet items	30.798.176	31.944.320
TOTAL OFF-BALANCE SHEET ITEMS	52.905.649	52.152.961

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2003 (P.D. 360/85)

(In thousand euro)

PROFIT AND LOSS ACCOUNT	30.06.2003			30.06.2002		
1. Interest receivable and similar income:						
- Interest income from fixed-income securities	308.050			396.819		
- Other interest and similar income	976.601	1.284.651		962.270	1.359.089	
2. Interest payable and similar charges		(643.818)	640.833		(791.133)	567.956
3. Income from securities:						
(a) Income from shares and other variable-yield securities	5.172			3.093		
(b) Income from participating interests	5.025			5.793		
(c) Income from shares in affiliated undertakings	1.745	11.942		2.297	11.183	
4. Commissions receivable		199.202	211.144		178.729	189.912
			851.977			757.868
5. Commissions payable			(18.575)			(11.409)
			833.402			746.459
6. Net profit on financial operations		60.479			72.504	
7. Other operating income		12.953	73.432		16.506	89.010
			906.834			835.469
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(243.636)			(247.930)		
- Social security costs	(79.694)			(82.004)		
- Other charges	(34.223)	(357.553)		(34.354)	(364.288)	
(b) Other administrative expenses						
- Taxes and duties	(20.915)			(20.452)		
- Service fees	(61.345)			(59.306)		
- Other fees to third parties	(60.212)	(142.472)	(500.025)	(61.593)	(141.351)	(505.639)
			406.809			329.830
9. Fixed assets depreciation		(87.352)			(77.127)	
10. Other operating charges		(6.533)	(93.885)		(7.902)	(85.029)
Profit on ordinary activities before provisions			312.924			244.801
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(67.435)			(71.809)
Profit on ordinary activities before tax			245.489			172.992
15. Extraordinary income		12.086			22.555	
16. Extraordinary charges		(5.448)			(6.567)	
17. Extraordinary profit		9.973	16.611		42.594	58.582
18. Profit before tax and minority interests			262.100			231.574
Minority interests			(1.467)			(2.792)
Profit before tax			260.633			228.782

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) National Investment Company S.A., 8) "National" Mutual Fund Management S.A., 9) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) "Ethniki" Leasing S.A., 12) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc, 15) National Securities Co (Cyprus) Ltd, 16) Interlease AD (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria AD, 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania, 24) "Ethniki" Venture Capital Management S.A., 25) Stopanska Banka AD Skopje, 26) United Bulgarian Bank, 27) ETEBA Advisory SRL, 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBG International Jersey Ltd, 33) NBG Luxembourg Holding, 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S., 37) Innovative Ventures S.A. Of the companies included in the consolidated financial statements as at 30.06.2002, Banque Nationale de Grece (France) and National Investment Bank for Industrial Development S.A. (ETEBA) merged through absorption with National Bank of Greece S.A., in accordance with the provisions of Law 2515/1997. National Investment Company S.A. previously included in the consolidated financial statements with the equity method of accounting was fully consolidated as at 30.06.2003. The company referred to under item 37 was consolidated for the first time on 31.12.2002.

B) The fixed assets of the NBG Group are free of liens or encumbrances as at 30.06.2003.

C) The total number of persons employed by the NBG Group as at 30.06.2003 was 20 107.

D) The accounting principles followed by NBG Group are similar to those of the preceding accounting period.

E) Certain items in 30.06.2002 were reclassified so as to be comparable with the corresponding items of 30.06.2003.

F) The balances denominated in foreign currency have been translated into euro at the prevailing exchange rate as at 30.06.2003.

G) In the first half of 2003, National Bank of Greece S.A. issued 23 187 099 new ordinary shares, increasing its share capital By 104 342 thousand, through capitalization of reserves and fixed assets revaluation reserve of an equal amount.

Athens, 23 July 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Board of Directors of National Bank of Greece S.A.

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above consolidated financial statements of the National Bank of Greece S.A. and its financial sector subsidiaries for the period from 1.1.2003 through 30.06.2003, are free of any errors or omissions which materially affect the consolidated asset structure and financial position and the reported profit for the period of the National Bank of Greece and its subsidiaries included in the consolidation. Subsidiary companies included in the consolidated financial statements representing 13,2% and 18,1% of the total assets and operations respectively, are audited by other auditors, upon whose reports we have relied. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the consolidated financial statements have been prepared in accordance with the provisions of Codified Law 2190/1920 and, are free of any errors or omissions which materially affect the consolidated asset structure and financial position of the National Bank of Greece Group as at 30.06.2003, as well as the results for the period then ended. There was no change in the accounting policies compared with those of the corresponding period of the prior year.

Athens, 24 July 2003

CERTIFIED PUBLIC ACCOUNTANTS AUDITORS

SPYROS D. KORONAKIS Reg. No 10991	GEORGIOS E. KIRBIZAKIS Reg. No 16181	GEORGE D. CAMBANIS Reg. No 10761
SOL S.A. CPA		DELOITTE & TOUCHE

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2003 (P.D. 360/85)

(In thousand euro)

ASSETS	30.09.2003			30.09.2002		
1. Cash in hand, balances with central banks			636,248			1,229,463
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			127,158			112,490
3. Loans and advances to credit institutions:						
(a) Repayable on demand		19,783			14,470	
(b) Other loans and advances		5,319,743			8,174,582	
(c) Reverse Repos		3,629,693	8,969,219		3,091,325	11,280,377
4. Loans and advances to customers		19,499,727			17,112,976	
Less: Provisions for doubtful debts		(890,576)	18,609,151		(831,708)	16,281,268
5. Debt securities including fixed-income securities:						
(a) Government		13,066,651			13,199,910	
(b1) Corporates		1,763,881			2,450,453	
(b2) Other issuers		59,167	14,889,699		129,319	15,779,682
6. Shares and other variable-yield securities			287,758			396,532
7. Participating interests			302,424			297,157
8. Shares in affiliated undertakings			1,613,495			1,725,483
9. Intangible assets						
(a) Establishment and formation expenses		5,220			3,813	
(c) Other intangible assets		336,628			217,435	
Less : Amortisation of intangible assets as at 30.9		(144,893)	196,955		(140,758)	80,490
10. Tangible assets						
(a) Land		268,713			169,057	
(b) Buildings	476,283			278,918		
Less: Depreciation of buildings as at 30.9	(229,050)	247,233		(197,768)	81,150	
(c) Furniture, electronic & other equipment	273,644			257,516		
Less: Depreciation of furniture, electronic & other equipment as at 30.9	(214,465)	59,179		(184,137)	73,379	
(d) Other tangible assets	10,952			10,232		
Less: Depreciation of other tangible assets as at 30.9	(7,269)	3,683		(6,551)	3,681	
(e) Fixed assets under construction and advances		30,700	609,508		25,917	353,184
12. Own shares			283			1,387
13. Other assets			627,632			529,723
14. Prepayments and accrued income			123,854			158,456
TOTAL ASSETS			46,993,384			48,225,692
LIABILITIES						
1. Amounts owed to credit institutions:						
(a) Repayable on demand		105,119			99,100	
(b) Time and at notice		2,948,344			2,351,150	
(c) Repos		3,028,525	6,081,988		3,687,190	6,137,440
2. Amounts owed to customers:						
(a) Deposits		34,397,460			33,385,744	
(b) Other liabilities		216,504			1,397,980	
(c) Repos		2,049,030	36,662,994		3,040,292	37,824,016
3. Debts evidenced by certificates:						
(a) Debt securities in issue		1,401			1,595	
(b) Other		14,517	15,918		31,849	33,444
4. Other liabilities			567,142			835,792
5. Accruals and deferred income			16,256			97,391
6. Provisions for liabilities and charges:						
(a) Provisions for staff pensions and similar obligations		4,426			1,088	
(b) Provisions for taxation		4,320			4,840	
(c) Other provisions		9,397	18,143		9,269	15,197
6A. Provisions for general banking risks			5,761			6,906
7. Subordinated liabilities			1,100,000			750,000
Shareholders' Equity:						
8. Paid-up capital		1,147,761			1,026,362	
9. Share premium account		32,393			35,970	
10. Reserves		807,768			930,080	
11. Fixed assets revaluation reserve		11,079			86,558	
11a. Fixed asset investment subsidy		-			60	
12. Retained earnings		223,122	2,222,123		186,516	2,265,546
13. Profit before tax for the period 1.1 - 30.9			303,059			259,960
TOTAL LIABILITIES			46,993,384			48,225,692
OFF- BALANCE SHEET ITEMS						
1. Contingent liabilities			26,165,794			21,358,105
2. Commitments arising on sale and repurchase agreements			7			-
3. Other off-balance sheet items			26,240,645			27,353,805
TOTAL OFF- BALANCE SHEET ITEMS			52,406,446			48,711,910

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2003 (P.D. 360/85)

(in thousand euro)

PROFIT AND LOSS ACCOUNT	30.09.2003			30.09.2002		
1. Interest receivable and similar income:						
- Interest income from fixed-income securities	387,972			501,905		
- Other interest and similar income	1,275,836	1,663,808		1,301,223	1,803,128	
2. Interest payable and similar charges		(872,605)	791,203		(1,095,574)	707,554
3. Income from securities:						
(a) Income from shares and other variable-yield securities	1,895			1,659		
(b) Income from participating interests	6,985			5,756		
(c) Income from shares in affiliated undertakings	16,048	24,928		26,732	34,147	
4. Commissions receivable		220,396	245,324		194,123	228,270
			1,036,527			935,824
5. Commissions payable			(47,841)			(34,976)
			988,686			900,848
6. Net profit on financial operations		55,721			83,970	
7. Other operating income		10,473	66,194		10,645	94,615
			1,054,880			995,463
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(301,867)			(294,838)		
- Social security costs	(112,315)			(112,747)		
- Other charges	(40,746)	(454,928)		(40,803)	(448,388)	
(b) Other administrative expenses						
- Taxes and duties	(24,280)			(24,139)		
- Service fees	(62,271)			(57,856)		
- Other fees to third parties	(69,122)	(155,673)	(610,601)	(68,253)	(150,248)	(598,636)
			444,279			396,827
9. Fixed assets depreciation		(62,125)			(63,604)	
10. Other operating charges		(9,322)	(71,447)		(10,057)	(73,661)
Profit on ordinary activities before provisions			372,832			323,166
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(92,000)			(87,000)
Profit on ordinary activities before tax			280,832			236,166
15. Extraordinary income		9,687			13,317	
16. Extraordinary charges		(6,724)			(22,538)	
17. Extraordinary profit		19,264	22,227		33,015	23,794
18. Profit (before tax)			**303,059**			**259,960**

NOTES:
1. In the first nine months of 2003, National Bank of Greece S.A. issued 23 187 099 new ordinary shares, increasing its share capital by € 104 342 thousand, through capitalization of an equal amount of reserves and the fixed ass revaluation reserve.
2. The fixed assets of the Bank are free of charges or encumbrances as at 30.09.2003.
3. Capital expenditure in real estate in the first nine months of 2003 amounted to € 30 267 thousand.
4. The total number of persons employed by the Bank in Greece and abroad as at 30.09.2003 was 14 594.
5. The accounting principles followed have not changed since the preceding accounting period of 2002. The 30.09.2003 and 30.09.2002 financial statements are compiled on the basis of provisional trial balances.
6. The comparatives of 30.09.2002 do not include the financial position of ETEBA S.A. and NBG France, which merged with the Bank through absorption on 20.12.2002 and 5.12.2002 respectively.
7. Certain items in the financial statements of 30.09.2002 were reclassified in order to be comparable with the corresponding items in the financial statements of 30.09.2003.
8. According to the four-digit codification of National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

Athens, 22 October 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2003 (P.D. 360/85)
(In thousand euro)

ASSETS	30.09.2003			30.09.2002		
1. Cash in hand, balances with central banks			820,364			1,400,744
2. Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			156,908			148,235
3. Loans and advances to credit institutions						
(a) Repayable on demand		38,410			68,703	
(b) Other loans and advances		5,487,970			8,340,568	
(c) Reverse Repos		3,857,609	9,383,989		3,043,236	11,452,507
4. Loans and advances to customers		22,048,051			20,173,815	
Less: *Provisions for doubtful debts*		(1,061,432)	20,986,619		(1,038,324)	19,135,491
5. Debt securities including fixed-income securities						
(a) Government		13,332,756			13,974,118	
(b1) Corporates		1,893,133			2,664,966	
(b2) Other issuers		1,107,978	16,333,867		1,181,786	17,820,870
6. Shares and other variable-yield securities			633,589			608,484
7. Participating interests			313,643			322,219
8. Shares in affiliated undertakings			926,709			898,639
9. Intangible assets						
(a) Establishment and formation expenses		8,202			9,848	
(b) Goodwill		29,745			37,319	
(c) Other intangible assets		404,894			266,068	
Less: Amortisation of intangible assets		(173,616)	269,225		(158,288)	154,947
10. Tangible assets						
(a) Land		307,245			209,096	
(b) Buildings	624,687			409,482		
Less: Depreciation of buildings	(259,290)	365,397		(232,613)	176,869	
(c) Furniture, electronic & other equipment	431,054			397,172		
Less: Depreciation of furniture, electronic & other equipment	(307,210)	123,844		(262,134)	135,038	
(d) Other tangible assets	277,712			209,697		
Less: *Depreciation of other tangible assets*	(113,948)	163,764		(86,633)	123,064	
(e) Fixed assets under construction and advances		49,582	1,009,832		68,519	712,586
12. *Own shares*			179,620			172,015
13. Other assets			722,513			665,125
14. Prepayments and accrued income			157,788			194,546
TOTAL ASSETS			51,894,666			53,686,408
LIABILITIES						
1. Amounts owed to credit institutions						
(a) Repayable on demand		115,580			107,923	
(b) Time and at notice		3,064,371			2,569,185	
(c) Repos		3,750,121	6,930,072		4,374,912	7,052,020
2. Amounts owed to customers						
(a) Deposits		37,642,691			37,065,489	
(b) Other liabilities		225,510			1,425,551	
(c) Repos		2,044,842	39,913,043		3,079,424	41,570,464
3. Debts evidenced by certificates						
(a) Debt securities in issue		7,336			7,484	
(b) Other		14,517	21,853		34,134	41,618
4. Other liabilities			881,143			1,406,466
5. Accruals and deferred income			55,851			133,765
6. Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		24,773			23,591	
(b) Provisions for taxation		4,488			5,122	
(c) Other provisions		13,160	42,421		23,154	51,867
6A. Provisions for general banking risks			5,761			7,311
7A. Subordinated liabilities			750,000			750,000
7B. *Hybrid capital (BoG circular N° 17/2002)*			*350,000*			-
Shareholders' Equity:						
8. *Paid-up capital*		1,147,761			1,026,362	
9. Share premium account		32,393			35,970	
10. *Reserves*		1,095,591			1,194,812	
11. Fixed asset revaluation reserve		15,036			90,870	
11a. Fixed asset investment subsidy		2,700			560	
12. Retained earnings		271,442			331,798	
13. Consolidation differences		(144,601)			(350,708)	
14. Minority interests		136,779	2,557,101		64,436	2,394,100
Group profit before tax for the period 1.1 - 30.9		382,514			276,348	
Minority profit before tax		4,907	387,421		449	276,797
TOTAL LIABILITIES			51,894,666			53,686,408
OFF-BALANCE SHEET ITEMS						
1. Contingent liabilities			26,527,169			21,592,065
2. Commitments arising on sale and repurchase agreements			12,067			7,663
3. Other off-balance sheet items			30,792,420			32,397,700
TOTAL OFF-BALANCE SHEET ITEMS			57,331,656			53,997,428

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2003 (P.D. 360/85)

(In thousand euro)

PROFIT AND LOSS ACCOUNT	30.09.2003			30.09.2002		
1. Interest receivable and similar income						
- Interest income from fixed-income securities	428,848			573,781		
- Other interest and similar income	1,471,927	1,900,775		1,493,663	2,067,444	
2. Interest payable and similar charges		(940,163)	960,612		(1,190,570)	876,874
3. Income from securities						
(a) Income from shares and other variable-yield securities	6,764			4,287		
(b) Income from participating interests	7,111			7,819		
(c) Income from shares in affiliated undertakings	2,699	16,574		4,380	16,486	
4. Commissions receivable		317,255	333,829		272,821	289,307
			1,294,441			1,166,181
5. Commissions payable			(31,595)			(24,236)
			1,262,846			1,141,945
6. Net profit on financial operations		75,682			52,747	
7. Other operating income		18,297	93,979		22,705	75,452
			1,356,825			1,217,397
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(369,367)			(366,353)		
- Social security costs	(120,976)			(122,044)		
- Other charges	(51,431)	(541,774)		(51,619)	(540,016)	
(b) Other administrative expenses						
- Taxes and duties	(31,187)			(31,296)		
- Service fees	(88,689)			(91,684)		
- Other fees to third parties	(96,509)	(216,385)	(758,159)	(90,613)	(213,593)	(753,609)
			598,666			463,788
9. Fixed assets depreciation		(134,090)			(117,342)	
10. Other operating charges		(9,786)	(143,876)		(10,833)	(128,175)
Profit on ordinary activities before provisions			454,790			335,613
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(101,742)			(107,510)
Profit on ordinary activities before tax			353,048			228,103
15. Extraordinary income		17,746			30,133	
16. Extraordinary charges		(8,107)			(28,661)	
17. Extraordinary profit		24,734	34,373		47,222	48,694
18. Profit before tax and minority interests			387,421			276,797
Minority interests			(4,907)			(449)
Profit before tax			382,514			276,348

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) National Investment Company S.A., 8) "National" Mutual Fund Management S.A., 9) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) "Ethniki" Leasing S.A., 12) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) "Ethniki" Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A, 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBGI Asset Management Inc., 37) Innovative Ventures S.A. 38) NBG Funding Ltd, 39) Greek Hotels and Tourist Companies of Greece S.A., 40) "Ethniki" Real Estate and Tourist Company S.A. Of the companies included in the consolidated financial statements as at 30.09.2002, Banque Nationale de Grece (France) and National Investment Bank for Industrial Development S.A. (ETEBA) merged through absorption with National Bank of Greece S.A., in accordance with the provisions of Law 2515/1997. National Investment Company S.A. previously included in the consolidated financial statements with the equity method of accounting was fully consolidated as at 30.09.2003. The company referred to under item 37 was consolidated for the first time on 31.12.2002. The companies referred to under items 38, 39 and 40 were consolidated for the first time as at 30.09.2003.

B) The fixed assets of the NBG Group are free of liens or encumbrances as at 30.09.2003.

C) The total number of persons employed by the NBG Group as at 30.09.2003 was 20 079.

D) The accounting principles followed by NBG Group have not changed since the preceding accounting period.

E) Certain items in 30.09.2002 were reclassified so as to be comparable with the corresponding items of 30.09.2003.

F) The balances denominated in foreign currency have been translated into euro at the exchange rate prevailing as at 30.09.2003.

G) In the first nine months of 2003, National Bank of Greece S.A. issued 23 187 099 new ordinary shares, increasing its share capital by € 104 342 thousand, through capitalization of an equal amount of reserves and the fixed asset revaluation reserve.

Athens, 22 October 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

13. 3 Financial Statements 2003 of Consolidated Companies

NATIONAL COMPANY OF PORTFOLIO INVESTMENT S.A.

Licence 265/15/27.03.1980
Reg. No: 6105/06/B/86/58
FINANCIAL STATEMENTS AS AT 31st DECEMBER 2003
23rd ACCOUNTING YEAR (1/1/2003 - 31/12/2003)

ASSETS

	YEAR ENDED 2003 EURO			YEAR ENDED 2002 EURO		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
B. INSTALLATION EXPENSES						
1. Formation & first installation expenses	1.787,69	1.787,69	0,00	1.787,69	1.787,69	0,00
4. Other installation expenses	4.908.196,18	3.708.477,43	1.199.718,75	4.901.679,10	2.839.368,28	2.062.310,82
	4.909.983,87	3.710.265,12	1.199.718,75	4.903.466,79	2.841.155,97	2.062.310,82
C. FIXED ASSETS						
II. Tangible assets						
3. Buildings & technical works	9.308,41	9.308,41	0,00	10.563,58	10.563,57	0,01
6. Furniture & other equipment	88.569,48	77.148,17	11.421,31	149.739,40	131.132,18	18.607,22
Total Fixed Assets CII	97.877,89	86.456,58	11.421,31	160.302,98	141.695,75	18.607,23
D. CURRENT ASSETS						
II. Receivables						
11. Sundry debtors			3.062.413,14			1.451.642,90
			3.062.413,14			1.451.642,90
III. Securities	Domestic	Abroad		Domestic	Abroad	
1. Shares listed on the Athens Stock Exchange	149.942.130,53	3.291.246,12	153.233.376,65	140.042.161,76	4.387.703,14	144.429.864,90
2. Shares non listed on the Athens Stock Exchange	3.006.259,50	0,00	3.006.259,50	3.006.259,50	0,00	3.006.259,50
3. Bonds	0,00	2.833.979,68	2.833.979,68	0,00	2.146.227,73	2.146.227,73
4. Mutual fund units	3.559.665,55	670.567,14	4.230.232,69	0,00	0,00	0,00
5. Greek Government debt securities	3.394.211,01	0.00	3.394.211,01	3.870.545,92	0,00	3.870.545,92
7. Other securities	17.161,81	0,00	17.161,81	17.161,81	0,00	17.161,81
	159.919.428,40	6.795.792,94	166.715.221,34	146.936.128,99	6.533.930,87	153.470.059,86
IV. Available funds	EURO	FX		EURO	FX	
1. Cash	19.855,24	0,00	19.855,24	21.631,31	0,00	21.631,31
3. Called & fixed deposits	7.589.907,52	153.919,72	7.743.827,24	9.712.562,38	13.764,06	9.726.326,44
	7.609.762,76	153.919,72	7.763.682,48	9.734.193,69	13.764,06	9.747.957,75
Total Current Assets (DII+DIII+DIV)			177.541.316,96			164.669.660,51
E. PREPAYMENTS AND ACCRUED INCOME						
2. Accrued income			190.035,64			197.959,92
			190.035,64			197.959,92
TOTAL ASSETS (B+C+D+E)			**178.942.492,66**			**166.948.538,48**
OFF BALANCE SHEET ITEMS						
3. Claims fron bilateral contracts			2.960.617,57			0.00

LIABILITIES

	YEAR ENDED 2003 EURO	YEAR ENDED 2002 EURO
A. SHAREHOLDERS' EQUITY		
I. Share Capital	-	
(99.036.000 shares of par value EUR 1,68)		
1. Paid-up	166.380.480,00	238.676.760,00
II. Share premium account		
1. Paid-up	71.246,22	570.676,80
IV. Reserves		
3. Special reserve of Law 1969/1991	2.108.078,53	0,00
	2.108.078,53	0.00
V. Retained earnings		
Accumulated deficit	0.00	-72.795.710,58
Total Sharesholders' Equity (AI+AII+AIV+AV)	168.559.804,75	166.451.726,22
B. PROVISION FOR LIABILITIES & CHARGES		
1. Provisions for staff pensions & similar obligations	59.359,60	51.408,68
C. LIABILITIES		
II. Current liabilities		
5. Taxes and duty payable	303.169,15	277.327,77
6. Social security contributions payable	9.294,62	8.860,05
10. Dividends payable	9.946.789,08	46.308,88
11. Sundry creditors	58.605,58	373,52
Total Current Liabilities (CII)	10.317.858,43	332.870,22
D. ACCRUALS AND DEFFERED INCOME		
2. Accrued expenses	5.469,88	112.533,36
TOTAL LIABILITIES (A+B+C+D)	178.942.492,66	166.948.538,48
OFF BALANCE SHEET ITEMS		
3. Obligations from bilateral contracts	2.960.617,57	0,00

Notes:

1.The market value of the Company's investments at 31.12.2003 exceeds their acquisition cost by 22.830.584,99 EURO.
2. The intrinsic book value of the share as at 31 12.2003 was 2,03 EURO.
3. The Annual General Meeting of the company's Shareholders at 23.06.2003 decided: a.The share capital to rise by 499.430,58 EURO through capitalization of part of the share premium account, and b.The share capital to decrease by 72.795.710,58 EURO in order to offset losses of an equal amount with a respective decline of the par value of the shares.
4. Depreciation and amortisation charges of 879.955,77 EURO for 2003 and 946.855,54 EURO for 2002 are included in "Administration expenses".
5. The company employs 7 persons.
6.It is clarified that prior year amounts are given in such a way as to be comparable to this year amounts.
7. There are no disputed claims or claims under arbitration.

PROFIT AND LOSS ACCOUNT AS AT 31st DECEMBER 2003 (1/1/2003 - 31/12/2003)

	YEAR ENDED 2003 EURO		YEAR ENDED 2002 EURO	
I. OPERATING RESULTS				
Gross portfolio income:				
- Portfolio income		5.292.780,33		6.795.731,66
- Profit/Loss from sale of securities		10.456.726,79		-6.442.293,61
Total		15.749.507,12		353.438,05
Less: Expenses of portfolio management		1.392.571,15		1.561.754,38
Total Operating Results (profit/loss)		14.356.935,97		-1.208.316,33
Less: Administration expenses		1.315.786,14		1.364.654,20
Total Operating Profit				
Total Results from portfolio management (Profit/Loss)		13.041.149,83		-2.572.970,53
II. LESS/ADD: Extraordinary Results				
- Extraordinary and non operating income	107.650,37		120.123,62	
Less:				
- Extraordinary and non operating expenses	611.596,05	-503.945,68	515.795,01	-395.671,39
Operating and extraordinary profit for the year		12.537.204,15		-2.968.641,92
TOTAL DEPRECIATION				
Total depreciation of fixed assets and amortization of intagible assets	879.955,77		946.855,54	
Less: Depreciation and amortization transferred to operating costs	879.955,77	0,00	946.855,54	0,00
NET RESULTS (PROFIT/LOSS) BEFORE TAX		**12.537.204,15**		**-2.968.641,92**

APPROPRIATION ACCOUNT

	YEAR ENDED 2003 EURO	YEAR ENDED 2002 EURO
Net profit/loss for the year	12.537.204,15	-2.968.641,92
Less: Unrealised losses on revaluation of securities	0,00	69.234.644,04
Less: Income tax of Law 2459/97	525.525,62	592.424,62
Profits for distribution / Accumulated deficit	12.011.678,53	-72.795.710,58
Appropriation of profits:		
- Dividend for current period (EUR 0,10 per share)	9.903.600,00	
- Extraordinary reserves of Law 1969/1991	2.108.078,53	
	12.011.678,53	

Athens, 27 January 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
ANDREAS SP. VRANAS	NIKOLAOS A. BERTSOS	CHRISTINA D. PASHALIGOU
ID No: M 070166	ID No: Π 070963/1987	ID No: Λ 048260/1979

AUDITORS' REPORT
To the Shareholders of the "NATIONAL COMPANY OF PORTFOLIO INVESTMENT S.A."

We have audited the Financial Statements, the Appendix thereof and the Cash Flow statement of "National Company of Portfolio InvestmentS.A." for the year ended 31 December 2003. Our audit was conducted in accordance with the provisions of article 37 of Codified Law ("CL") 2190/1920 on "Sociétés Anonymes",the provisions of Law 1969/1991 "on Portfolio InvestmentCompanies, Mutual Funds etc." and the audit procedures that we deemed necessary, based on the audit principles and rules followed by the (Greek) Body of Chartered Auditors – Accountants.We were given access to the company's books and records and we were provided with all necessary information and clarifications to conduct our audit, as requested. The company has correctly applied the (Greek) General Chart of Accounts. The stocktaking method has not changed compared to the prior year. We have ensured that the Management Report produced by the Board of Directors for the Ordinary General Shareholders Meeting, was correctly based on the information contained in the Financial Statements. The Appendix to the Financial Statements contains the information specified by para. 1 of article 43a of CL. 2190/1920, whereas the Cash Flow Statement has been prepared based on the information contained in the Financial Statements and the underlyingbooks and records. We have concluded from our audit that the Company has finalized its tax liabilities up to and including the year ended 31.12.2000. Therefore, its tax liabilities for the financial years following the above date have not yet been finalized. It is our opinion that the Financial Statements of the Company, which have been prepared based on the information contained in the underlyingbooks and records, the Appendix thereof and the Cash Flow Statement, subject to our comment expressed above, present the asset structure and financial position of the Company as at 31 December 2003, the result for the year then ended, as well as the Cash Flows from operating activities of the Company for the year then ended, based on the relevant legal provisions in force and the generally accepted accounting principles and policies, which do not differ from those applied by the company in the prior year.

Athens, 28 January 2004
THE CERTIFIED PUBLIC ACCOUNTANTS AUDITOR

EPAMINONDAS H. YIOUROUKOS
Reg. No ICPAG 10351
Deloitte & Touche S.A.

NATIONAL SECURITIES COMPANY S.A.

COMPANY OF THE NATIONAL BANK OF GREECE S.A. GROUP

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003

Reg. No: 17210/06/B/88/02

DECISION OF THE 27/26.03.89 MEETING OF THE BOARD OF DIRECTORS OF THE HELLENIC CAPITAL MARKET COMMISSION

BALANCE SHEET AS AT 31 DECEMBER 2003 - 15th ACCOUNTING YEAR (1 JANUARY 2003 - 31 DECEMBER 2003)

ASSETS

	AMOUNTS IN EURO FOR THE YEAR 2003			*AMOUNTS IN EURO FOR THE YEAR 2002*		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
B. ESTABLISHMENT EXPENSES						
4. Other establishment expenses	1.127.113,89	968.272,75	158.841,14	1.113.002,48	746.751,77	366.250,71
	1.127.113,89	968.272,75	158.841,14	1.113.002,48	746.751,77	366.250,71
C. FIXED ASSETS						
II. Tangible assets						
3. Buildings and technical works	171.290,95	91.540,70	79.750,25	137.697,92	68.770,88	68.927,04
4. Machinery, technical installations and other equipment	97.112,58	72.508,84	24.603,74	97.112,58	54.007,42	43.105,16
5. Transportation means	19.430,73	10.744,14	8.686,59	19.433,66	7.832,45	11.601,21
6. Furniture & other equipment	2.204.801,82	1.897.266,35	307.535,47	2.212.024,68	1.565.901,98	646.122,70
Total Tangible Assets	2.492.636,08	2.072.060,03	420.576,05	2.466.268,84	1.696.512,73	769.756,11
III. Investments & other long - term financial assets						
2. Participating interests in other undertakings			0,00			327.507,26
2a. Participation in the Guarantee Fund			6.414.138,61			7.039.546,90
2b. Auxiliary transaction clearing fund with the ASE			11.101.419,58			9.753.614,90
7. Other long-term receivables			10.274,29			13.975,42
			17.525.832,48			17.134.644,48
Total Fixed Assets (CII+CIII)			17.946.408,53			17.904.400,59
D. CURRENT ASSETS						
II. Debtors						
1. Customers - Brokers, ASE, ACR		26.100.899,08			21.323.197,98	
Less: Provisions		-800.000,00	25.300.899,08		-300.000,00	21.023.197,98
11. Sundry debtors			4.182.020,87			2.348.489,30
			29.482.919,95			23.371.687,28
III. Securities						
1. Shares		1.839.158,31			1.336.190,55	
Less: Provisions for the devaluation of shares		-233.795,79	1.605.362,52		-194.001,66	1.142.188,89
3. Other securities		458.787,74			146.846,61	
Less: Provisions for the devaluation of securities		-937,94	457.849,80		-41,65	146.804,96
			2.063.212,32			1.288.993,85
IV. Cash at bank and in hand						
1. Cash in hand			10.815,61			13.073,43
3. Current , term deposits and reverse repos			7.882.835,92			4.700.114,06
3a. Reverse repos on behalf of clients			*224.751.771,98*			*417.374.705,54*
			232.645.423,51			422.087.893,03
Total Current Assets (DII+DIII+DIV)			264.191.555,78			446.748.574,16
E. PREPAYMENTS & ACCRUED INCOME						
1. Deferred expenses			52.030,40			55.856,17
2. Accrued income			36.355,97			75.946,58
			88.386,37			131.802,75
TOTAL ASSETS (B+C+D+E)			282.385.191,82			465.151.028,21
OFF-BALANCE SHEET ITEMS						
1. Third party assets held			1.225.919.982			1.467.996.378
2. Guarantees and other collaterals			13.576.065,48			3.888.769,62
3. Bilateral agreements			7,794.144,00			0.00
4. Other off-balance sheet items			175.000,00			0,00

Notes:

1) Certain items in 2002 were reclassified in order to be comparable with the corresponding items of 2003.
2) The Company has been audited by the Tax Authorities until the fiscal year 1998.

LIABILITIES & SHAREHOLDERS EQUITY

	AMOUNTS IN EURO *FOR THE YEAR* 2003	AMOUNTS IN EURO *FOR THE YEAR* 2002
A. SHAREHOLDERS' EQUITY		
I. Share capital (2 328 700 shares of Euro 3)		
1. Paid-up	6.986.100,00	6.986.100,00
IV. Reserves		
1. Legal reserve	2.328.700,00	2.328.700,00
5. Tax-free reserves	11.477.356,12	11.304.277,22
	13.806.056,12	13.632.977,22
V. Retained earnings		
Retained earnings	2.747.242,40	1.129.235,77
Total Shareholders' Equity (AI + AIV + AV)	23.539.398,52	21.748.312,99
B. PROVISIONS FOR RISKS & CHARGES		
1. Provisions for staff pensions and similar obligations	199.190,95	228.540,95
2. Other provisions	11.610,16	11.467,95
	210.801,11	240.008,90
C. LIABILITIES		
II. Current liabilities		
1. Suppliers	176.764,11	213.178,92
3. Short term debt	5.000.775,83	8.800.000,00
4. Customers - Brokers, ASE, ACR	19.611.399,44	16.208.548,21
4a. Repos on behalf of clients	224.751.771,98	417.374.705,54
5. Taxes and duties payable	5.110.783,06	84.736,65
6. Social security contributions payable	95.580,97	84.416,87
10. Dividends payable	3.004.023,00	0,00
11. Sundry creditors	809.716,24	348.151,37
Total Current liabilities (CII)	258.560.814,63	443.113.737,56
D. ACCRUALS AND DEFERRED INCOME		
2. Accrued expenses	74.177,56	48.968,76
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (A+B+C+D)	282.385.191,82	465.151.028,21
OFF - BALANCE SHEET ITEMS		
1. Beneficiaries of third party assets held	1.225.919.982	1.467.996.378
2. Guarantees and other collaterals	13.576.065,48	3.888.769,62
3. Bilateral agreements	7.794.144,00	0,00
4. Other off-balance sheet items	175.000,00	0,00

PROFIT AND LOSS ACCOUNT AS AT 31st DECEMBER 2003 (1/1/2003 - 31/12/2003)

	AMOUNTS IN EURO FOR THE YEAR 2003			AMOUNTS IN EURO FOR THE YEAR 2002		
I. Operating Results						
Turnover (provision of services)			23.115.355,07			12.551.812,26
Less: Cost of provision of services			9.540.114,65			7.539.810,67
Gross profit			13.575.240,42			5.012.001,59
Add: Other operating income			87.246,07			120.645,41
Total			*13.662.486,49*			*5.132.647,00*
Less: 1. Administrative expenses			2.707.100,03			2.974.558,13
3. Selling & distribution expenses			1.673.940,77			1.310.056,33
Operating income before investing & financing activities			*9.281.445,69*			*848.032,54*
Add: 2. Income from securities		35.796,74			114.269,17	
3. Gains from the sale of participating interests and securities		1.484.526,20			1.592.967,32	
4. Interest income and other similar income		425.012,90			657.697,18	
		1.945.335,84			2.364.933,67	
Less: 1. Provisions for the devaluation of shares and securities	40.690,42			3.883,28		
2. Expenses and losses from participating interests and securities	1.179.128,37			795.533,91		
3. Interest expenses and finance charges	509.150,56	1.728.969,35	216.366,49	642.983,90	1.442.401,09	922.532,58
Operating Profit			9.497.812,18			1.770.565,12
II. Extraordinary items						
1. Extraordinary and non - operating income		47.921,82			98.697,61	
2. Extraordinary gains		7.022,14			748,86	
3. Income from prior years		*25.694,98*			*10.576,25*	
4. Income from prior years provisions		29.421,87			0,00	
		110.060,81			110.022,72	
Less: 1. Extraordinary and non-operating expenses	220.576,31			52.064,21		
2. Extraordinary losses	380,31			329,20		
3. Prior year expenses	109.717,31			249.070,26		
4. Provisions for extraordinary risks	500.000,00	830.673,93	-720.613,12	300.000,00	601.463,67	-491.440,95
Profit after extraordinary items			8.777.199,06			1.279.124,17
Less: Total depreciation of fixed assets and amortization of intangible assets		654.422,38			758.515,95	
Less: Depreciation and amortization transferred to operating costs		654.422,38	0,00		758.515,95	0,00
Net Profit before taxes			8.777.199,06			1.279.124,17

APPROPRIATION ACCOUNT

	AMOUNTS IN EURO FOR THE YEAR 2003	AMOUNTS IN EURO FOR THE YEAR 2002
Net profit for the year	8.777.199,06	1.279.124,17
Add: Non - appropriated earnings from prior years	1.129.235,77	1.277.684,95
Add: Distributable reserves	370.212,99	531.563,81
Total	10.276.647,82	3.088.372,93
Less: 1. Income tax	3.412.090,53	384.134,47
Distributable profit	*6.864.557,29*	*2.704.238,46*
Appropriation of profits:		
2. Dividend from current year profits	1.874.787,23	0,00
2a. Dividend from prior year profits	1.129.235,77	0,00
6a. Reserves from tax - free profits	543.291,89	34.137,49
6b. Reserve of Law 2954/2001	0,00	1.310.865,20
7a. Distribution of profits to employees	570.000,00	0,00
7b. Distribution of profits to employees from prior year profits	0,00	230.000,00
8. Retained earnings	2.747.242,40	1.129.235,77
	6.864.557,29	2.704.238,46

Athens, 30 January 2004

THE CHAIRMAN OF THE B.O.D.	THE MANAGING DIRECTOR & B.O.D. MEMBER	THE CHIEF FINANCIAL OFFICER
APOSTOLOS S. TAMVAKAKIS ID P 704691	**IOANNIS M. KATSOURIDIS** ID M 328080	**NICOLAOS P. PAPADOPOULOS** ID N 168464 Reg. No. A' Class: 13595

AUDITORS REPORT
TO THE SHAREHOLDERS OF "NATIONAL SECURITIES COMPANY S.A."

We have audited the above Financial Statements and the related notes thereto of the National Securities Company S.A. for the year ended 31 December 2003. As part of our audit we also considered the results of operations of the branches of the Company. Our audit was conducted in accordance with the provisions of article 37 of Codified Law 2190/1920 "For Societes Anonymes" and the audit procedures which we consider necessary based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece which are in accordance with the International Standards on Auditing. The books and records maintained by the Company were made available and we were provided with all the necessary information and clarifications we requested. The Company has complied with the Greek Chart of Accounts. There was no change in the accounting policies compared with those of the *previous year. We agreed the contents of the Board of Directors' Report to the General Meeting of the Shareholders with the Financial Statements. The notes to the Financial Statements include the information required by paragraph 1 of article 43a of Codified Law 2190/1920.*

From our above-mentioned audit, the following matters have come to our attention:

1) Account CIII 2a "Participation in the Guarantee Fund", includes balances amounting to Euro 6.414.138,61, relating to payments made following the provisions of L.2533/1997. According to article 74 par. 4 of this Law, if an Investment Advisory Services Company (EPEY) discontinues its operations, the Guarantee Fund refunds the company contributions paid reduced by any compensation paid (or expected to be paid) by the Fund to the company's clients.

2) Account CIII 2b "Auxiliary transaction clearing fund with the ASE", includes balances amounting to Euro 11.101.419,58 relating to payments made following the provisions of L.2471/1997 and the relevant rules issued, as stipulated in the Law, by the Hellenic Capital Market Commission. The Law and these rules do not determine the possibility, timing and extend of recovery of amounts paid. Based on the above, we are not in a position to determine the recoverability of this balance.

In our opinion, the above Financial Statements and Notes thereto, which derive from the Company's books and records, present fairly, taking into consideration our qualifications mentioned above, the asset structure, the financial position as at 31 December 2003 and results of its operations for the year then ended in accordance with the prevailing legislation and the accounting principles generally accepted in Greece and are consistent with those applied in the previous year.

Athens, 2 February 2004
Certified Public Accountant Auditor

ETHNIKI KEFALAIOU S.A.
ADMINISTRATION OF ASSETS AND LIABILITIES SOCIETE ANONYME
REGISTRY No. 25436/01/B91/644
BALANCE SHEET AS AT 31st DECEMBER 2003 (1st JANUARY TO 31st DECEMBER 2003)

ASSETS	2003 Cost	2003 Accumulated Depreciation	2003 Net Book Value	2002 Cost	2002 Accumulated Depreciation	2002 Net Book Value
B. START UP EXPENSES						
4. Other formation expenses	84 669.24	83 908.69	760.55	83 926.67	83 710.37	216.30
	84 669.24	83 908.69	760.55	83 926.67	83 710.37	216.30
C. FIXED ASSETS						
II. Intangible Assets						
1. Land and Sites	15 945 554.35	0.00	15 945 554.35	18 731 173.61	0.00	18 731 173.61
3. Buildings	20 429 535.98	3 153 198.80	17 276 337.18	23 430 140.03	3 362 930.70	20 067 209.33
4. Machinery and other equipment	43.93	41.16	2.77	43.96	41.16	2.80
5. Vehicles	44 925.78	27 866.56	17 059.22	50 798.16	26 473.83	24 324.33
6.Furniture and other equipment	175 283.85	151 764.69	23 519.16	157 346.97	144 246.43	13 100.54
Total Intangible Assets (C II)	36 595 343.89	3 332 871.21	33 262 472.68	42 369 502.73	3 533 692.12	38 835 810.61
III. Investments and other long-term debtors						
1. Equity participation in related companies		2 862 189.69			3 496 711.04	
Less: Provision for devaluation of shares		-2 319 402.43	542 787.26		-2 099 562.30	1 397 148.74
7. Other long-term debtors			7 569 789.85			10 351 624.68
			8 112 577.11			11 748 773.42
Total fixed assets (CII+CIII)			41 375 049.79			50 584 584.03
D. CURRENT ASSETS						
II. Debtors						
1. Customers			79 135.14			165 437.94
3a. Post dated cheques receivables			11 099.72			0.00
5. Amounts due from related companies within one year			20 650.92			27 222.29
9. Long-term claims receivables in next financial year			2 848 012.84			4 090 829.25
10. Doubtfull & disputed debtors		9 049 001.21			12 639 956.03	
Less: Provisions for doubtfull debts		-8 642 011.38	406 989.83		-12 147 267.27	492 688.76
11. Sundry Debtors			2 664 029.12			1 284 513.66
12. Advance Payments			1 912.03			3 484.33
			6 031 829.60			6 064 176.25
III. Securities						
1. Shares on hand			110 423 289.37			72 848 814.37
2. Bonds			3 521.64			21 420.87
3. Other Securities			67 500 000.00			0.00
			177 926 811.01			72 870 235.24
IV. Cash						
1. Cash on hand			572.02			520.39
3. Deposits			1 999 629.58			60 052 554.11
			2 000 201.60			60 053 074.50
Total Current Assets (DII+DIII+DIV)			185 958 842.21			138 987 485.99
E. SUSPENCE ACCOUNTS						
1. Prepaid expenses			4 255.41			7 190.10
2. Accrued income			211 864.35			251 551.81
			216 119.76			258 741.91
TOTAL ASSETS (B+C+D+E)			227 550 772.31			189 831 028.23
DEBIT MEMO ACCOUNTS						
1. Third party assets			35 454 442.43			38 455 330.83
2. Guaranty debit accounts			34 363 052.06			37 110 797.60
4. Other memo accounts			12 917 161.55			11 883 281.11
			82 734 656.04			87 449 409.54

LIABILITIES	2003	2002
A. SHAREHOLDERS EQUITY		
I. Share Capital (634.074 registered shares of GRD 29.999,63 each)		
1. Paid-up capital	55 823 874.96	55 823 874.96
III. Revaluation of assets reserve		
1. Revaluation of shares reserve	342 486.30	0.00
IV. Reserves		
1. Statutory Reserve	7 899 234.56	6 609 149.86
4. Extraordinary reserve	688.50	2 024 090.45
5. Non-taxable reserve	134 633 320.16	114 557 772.98
	142 533 243.22	123 191 013.29
V. Retained Earnings		
Profit for the period	87 146.88	5 666 993.23
Total Shareholders Equity (AI+AIII+AIV+AV)	198 786 751.36	184 681 881.48
B. PROVISION FOR LIABILITIES & CHARGES		
1. Provision for employee termination	281 480.04	230 944.34
C. LIABILITIES		
I. Long-term liabilities		
8. Other long-term creditors	47 652.16	50 052.98
II. Short-term liabilities		
1. Suppliers	906.84	84 150.47
2α. Cheques payable	1 520.00	511.16
4. Customer Advances	0.00	21 179.73
5. Taxes	1 098 222.23	4 004 131.90
6. Social Insurance Payable	27 835.16	40 759.85
8. Amounts due to related companies	1 710.89	22 178.32
10.Dividends payable	26 890 452.07	0.00
11. Sundry creditors	386 129.22	652 422.02
	28 406 776.41	4 825 333.47
Total Liabilities (CI+CII)	28 454 428.57	4 875 386.45
D. SUSPENCE ACCOUNTS		
1. Deferred profits	14 811.30	15 412.26
2. Accrued expenses	13 301.04	27 403.70
	28 112.34	42 815.96
TOTAL LIABILITIES (A+B+C+D)	227 550 772.31	189 831 028.23
CREDIT MEMO ACCOUNTS		
1. Beneficiaries of third party assets	35 454 442.43	38 455 330.83
2. Guarantee credit accounts	34 363 052.06	37 110 797.60
4. Other memo accounts	12 917 161.55	11 883 281.11
	82 734 656.04	87 449 409.54

NOTES: 1. The last revaluation of the assets was made, according to Law 2065/95, during the Financial Year 2000. 2. The Tax Authorities have audited the company until the period 2000.

PROFIT AND LOSS ACCOUNT

	2003	2003	2002	2002
I. Operation Results				
Income for the period		5 282 760.49		14 101 626.89
Less: Supplied services cost		-2 098 355.02		-2 065 842.84
Gross Profit		3 184 405.47		12 035 784.05
Less: Administration expenses		-180 607.70		-154 534.53
Profit (loss) from operating activities		3 003 797.77		11 881 249.52
Plus: 2. Dividends received	2 939 447.07		5 632 934.22	
3. Profit from trading of securities	6.80		8 856.34	
Less: 1. Provision for devaluation of securities	-219 840.13		-64 770 719.34	
2. Expenses and losses of securities	-443 233.38	2 276 380.36	-90 794.36	-59 219 723.14
Profit (loss) before Extraordinary items, Depreciation, and Taxes		5 280 178.13		-47 338 473.62
II. PLUS: Extraordinary Result				
1. Operating & Extraordinary profit	171 943.81		13 725.82	
2. Extraordinary profit	629.95		4 996.95	
3. Prior year profit	723.82		50 415.34	
4. Prior year income from provisions	35 447 383.32	35 620 680.90	0.00	69 138.11
Less: 1. Operating & extraordinary expenses	-30 044.78		-514.85	
2. Extraordinary expenses	-293.00		0.00	
3. Prior year expenses	-58 489.19		-14 837.35	
4. Doubtfull debts provision	-109 642.12	-198 469.09	-147 535.45	-162 887.65
Profit (loss) after Operating & Extraordinary items		40 702 389.94		-47 432 223.16
Less: Depreciation	287 171.08		344 820.48	
Less: Deprecation included in operating cost	-287 171.08	0.00	-344 820.48	0.00
NET PROFIT BEFORE TAXES		40 702 389.94		-47 432 223.16

DISTRIBUTION OF PROFIT

	2003	2002
Net profit for the year	40 702 389.94	-47 432 223.16
+ Retain Earnigs	5 666 993.23	0.00
+ Reserves payable to shareholders	18 513 931.82	0.00
Total	64 883 314.99	-47 432 223.16
Less: 1. Income Tax	-1 018 386.96	-3 886 611.08
1a. Prior year Income Tax	-570 123.92	0.00
2. Other taxes not included in the operating cost	-437 352.17	-551 337.28
Profit/Loss	62 857 451.94	-51 870 171.52
Less: Seperation of loss from the valuation of securities for adjustment to the "Non taxable reserves from the trade of shares" (according to art.38 Law 2238/94)	0.00	64 852 657.36
Profit	62 857 451.94	12 982 485.84
Plus: Adjustment of the non-taxable reserve from the trade of shares to the loss from the valuation of shares.	0.00	64 852 657.36
Less: Adjustment of the above losses from the valuat shares.	0.00	-64 852 657.36
PROFITS FOR DISTRIBUTION	62 857 451.94	12 982 485.84
The distribution of profit is as follows:		
1. Statutory Reserve	1 290 084.70	0.00
2. Non taxable reserves from profit of the sale of non prefered in the Stock Exchange Market securities.	34 589 768.29	0.00
3. Dividends	26 890 452.07	0.00
6b. Fully taxed reserve	0.00	5 632 934.22
6c. Special tax treatment reserve	0.00	1 682 558.39
8. Profit carried forward	87 146.88	5 666 993.23
Total	62 857 451.94	12 982 485.84

Athens, 23 January 2004

PPESIDENT OF THE BOARD OF DIRECTORS	MANAGING DIRECTOR	GENERAL MANAGER	INANCIAL MANAGER
N.IKALOGEROPOULOS	**A. KALIVIOTIS**	**N. TRIVOUREAS**	**N. KALOUTSIS**

AUDITING CERTIFICATE OF AUDITORS

To the Shareholders of ETHNIKI KEFALAIOU S.A. ADMINISTRATION OF ASSETS AND LIABILITIES SOCIETE ANONYME

We have audited the Financial Statements and Appendix thereof, of "Ethniki Kefalaiou S.A. Administration of Assets and Liabilities S.A." For the year ended 31 December 2003. We conducted our audit in accordance with the provisions of article 37 of Codified Law ("CL") 2190/1920 on Societés Anonymes and the applicable procedures as specified by the audit principles and rules of the Institute of Certified Auditors Accountants in Greece, which are in accordance with International Auditing Standards. We were given access to the company's books and records and we were provided with all necessary information and clarifications to conduct our audit, as requested. The company has correctly applied the (Greek) General Chart of Accounts The stocktaking method has not changed compared to the prior year. We have ensured that the Management Report produced by the Board of Directors for the Ordinary General Shareholders Meeting, was correctly based on the information contained in the Financial Statements. The Appendix to the Financial Statements contains the information specified by para. 1 of article 43α of CL.2190/1920.

It is our opinion that the Financial Statements of the Company, which have been prepared based on the information contained in the underlying books and records, and Appendix thereof, present the Company's asset structure and financial position as of 31 December 2003 and the results for the year then ended, based on the relevant legal provisions in force and the generally accepted accounting principles and policies, which do not differ from those applied by the company in the prior year.

Athens, 23 January 2004
The Certified Auditors – Accountants

Georgios Varthalitis	Dimitrios Iakovidis
Reg. No ICPAG 12021	Reg. No ICPAG 12021

DIETHNIKI S.A.
Mutual Fund Management Company
BALANCE SHEET AS AT 31 DECEMBER 2003, CORPORATE YEAR 31st (January 1 - December 31, 2003) Register Record 6102/06/B/86/35
(Amounts in EURO)

ASSETS

	Year ended 2003 Acquisition Cost	Depreciation	Net Book value	Year ended 2002 Acquisition Cost	Depreciation	Net Book value
B. FORMATION EXPENSES						
4. Other formation expenses	225 025,84	200 607,13	24 418,71	203 064,10	152 469,11	50 594,99
C. FIXED ASSETS						
II Tangible Assets						
3. Buildings and technical works	0,00	0,00	0,00	166 975,67	166 975,67	0,00
5. Transportation equipment	11 370,30	1 199,81	10 170,49	370,30	370,28	0,02
6. Furniture and fixtures	995 501,01	578 820,18	416 680,83	778 790,32	616 087,81	162 702,51
Total Tangible Assets (CII)	1 006 871,31	580 019,99	426 851,32	946 136,29	783 433,76	162 702,53
III Financial Assets						
2. Participating interests in other undertakings			8 000,00			8 000,00
7. Other long - term receivables			85 962,42			93 717,74
			93 962,42			101 717,74
Total Fixed Assets (CII+CIII)			520 813,74			264 420,27
D. CURRENT ASSETS						
II Debtors						
3a. Cheques receivable			0,00			2 640,00
10. Doubtful - contested trade and other debtors		19 850,68			0,00	
Less: Provisions		19 850,68	0,00		0,00	0,00
11. Sundry debtors			12 147 731,14			7 369 449,61
12. Advances to account for handling of prepayments and credits			805,56			484,33
			12 148 536,70			7 372 573,94
III Investments						
1. Shares		3 459 901,20			3 296 323,50	
3. Other investments (Mutual Funds Units)		28 845 945,00			58 348 346,88	
		32 305 846,20			61 644 670,38	
Less: Provisions for devaluations	275 904,22	275 904,22	32 029 941,98	11 084 405,95	11 084 405,95	50 560 264,43
IV Cash at bank and in hand						
1. Cash in hand			1 009,84			4 292,53
3. Current and time deposits			2 254 983,01			11 085 633,62
			2 255 992,85			11 089 926,15
Total Current Assets (DII+DIII+DIV)			46 433 471,53			69 022 764,52
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			26 065,90			17 776,91
2. Accrued income			103,86			960,08
			26 169,76			18 736,99
GRAND TOTAL ASSETS (B+C+D+E)			47 004 873,57			69 356 516,77
MEMO ACCOUNTS						
1. Third party asset items			491,68			562,07
3. Bilateral agreements			92 047,50			0,00
4. Other memo accounts			1 894 659,07			8 276 353,81
			1 987 198,25			8 276 915,88

LIABILITIES

	Year ended 2003		Year ended 2002	
A. CAPITAL AND RESERVES				
I. Share Capital (200 000 registered shares of Euro 3,00 each)				
1. Paid - up capital		600 000,00		600 000,00
IV. Reserves				
1. Legal reserve	430 000,00		200 000,00	
Less: Loss from valuation of participations and securities	0,00	430 000,00	-1 474 099,67	-1 274 099,67
4. Extraordinary reserves		2 917 208,53		2 817 208,53
5. Tax - free reserves under special laws		6 285 327,85		5 830 208,78
		9 632 536,38		7 373 217,64
V. RESULTS CARRIED FORWARD				
Profit carried forward		74 889,49		0,00
Loss carried forward		0,00		-4 138 993,13
		74 889,49		-4 138 993,13
Total Capital and Reserves (AI+AIV+AV)		10 307 425,87		4 034 224,51
B. PROVISIONS FOR LIABILITIES AND CHARGES				
1. Provisions for staff retirement benefits		738 940,97		534 426,83
2. Other provisions		36 089,26		0,00
		775 030,23		534 426,83
C. CREDITORS				
II Current Liabilities				
5. Taxes - duties		11 870 557,81		3 357 407,14
6. Social security		105 873,02		96 922,05
10. Dividends		4 000 000,00		0,00
11. Sundry creditors		19 235 850,90		61 305 398,30
Total Creditors (CII)		35 212 281,73		64 764 727,49
D. ACCRUALS AND DEFERRED INCOME				
1. Deferred income		1 846,09		958,44
2. Accrued expenses		708 289,65		72 069,50
		710 135,74		73 037,94
GRAND TOTAL LIABILITIES (A+B+C+D)		47 004 873,57		69 356 516,77
MEMO ACCOUNTS				
1. Beneficiaries of asset items		491,68		562,07
3. Bilateral agreements		92 047,50		0,00
4. Other memo accounts		1 894 659,07		8 276 353,81
		1 987 198,25		8 276 915,88

Notes:
1. The company is tax audited up to 2001.
2. Certain amounts of the corporate year 2002 have been reformed so as to be comparable with the correspondent amounts of the year 2003

PROFIT AND LOSS ACCOUNT
AT 31 DECEMBER 2003 (JANUARY 1 - DECEMBER 31, 2003)

			Year ended 2003			Year ended 2002
I. Operating results						
Net turnover (sales)			37 468 090,43			17 155 131,78
Less: Cost of sales			20 527 662,42			16 999 218,71
Gross operating results (profit)			16 940 428,01			155 913,07
Plus: 1. Other operating income			168 589,26			84 323,96
Total			17 109 017,27			240 237,03
LESS: 1. Administrative expenses		1 865 680,04			1 576 066,75	
3. Distribution costs		518 161,69	2 383 841,73		527 794,73	2 103 861,48
Sub - total results (profit)			14 725 175,54			-1 863 624,45
PLUS:						
2. Income from other investments		5 691,85			883 425,66	
3. Gains from sale of participating interests and other investments		607 480,87			2 583 802,20	
4. Credit interest and similar income		124 557,13			226 235,09	
		737 729,65			3 693 462,95	
Less:						
1. Value adjustments in respect of interests and other investments	2 969,95			5 953 354,56		
2. Expenses & losses from shares and participating interests	1 340 029,30			118 990,40		
3. Debited interest and related charges	40 553,22	1 383 552,47	-645 822,82	526,56	6 072 871,52	-2 379 408,57
Total Operating Results (Profit)			14 079 352,72			-4 243 033,02
II. PLUS: Extraordinary Results						
1. Extraordinary and non-operating income		2 275,87			3 036,30	
2. Extraordinary gain		172,57			0,00	
3. Prior year's income		137 256,48			444 856,53	
4. Income from prior year's provisions		4 028 520,40			137 087,12	
		4 168 225,32			584 979,95	
Less:						
1. Extraordinary & non-operating expenses	87 614,03			230,04		
2. Extraordinary losses	2 104,36			0,00		
3. Prior year's expenses	32 335,41			64 278,57		
4. Provisions for extraordinary liabilities	53 139,94	175 193,74	3 993 031,58	0,00	64 508,61	520 471,34
Operating & extraordinary results (profit)			18 072 384,30			-3 722 561,68
LESS:						
Total value adjustments of fixed assets		153 063,12			136 814,00	
Less: Amount charged to the operating cost		153 063,12	0,00		136 814,00	0,00
NET RESULTS (PROFIT) FOR THE YEAR (before taxes)			18 072 384,30			-3 722 561,68

APPROPRIATION ACCOUNT

			Year ended 2003			Year ended 2002
Net results (profit) for the year			18 072 384,30			-3 722 561,68
Less (on period profit) / Add (on period loss):						
Surplus (Article 14 L.2954/2002)		0,00			2 187 008,54	
Income from prior year's provisions		1 474 099,67			0,00	
Less (for transfer of sums to the Elimination Table):						
Value adjustments in respect of interests and other investments	0,00	0,00	1 474 099,67	2 172 312,79	2 172 312,79	14 695,75
Balance of net result for the period (profit)			16 598 284,63			-3 737 257,43
Balance of net result for the period (profit)			16 598 284,63			-3 737 257,43
(-) Loss brought forward			4 138 993,13			0,00
(-) Prior years' tax differences			1 518 078,41			417 490,89
(+) Prior years' income tax differences			0,00			15 755,19
Total			10 941 213,09			-4 138 993,13
LESS: 1. Income tax			5 401 204,53			0,00
Profit for appropriation			5 540 008,56			0,00
Losses carried forward			0,00			-4 138 993,13
Appropriated as under:						
1. Legal reserve			230 000,00			
2. First dividend			2 050 982,39			
3. Additional dividend						
- Taken from period profit			1 949 007,61			
6a. Tax free reserves for tax exempted income			355 119,07			
7a. Staff			880 000,00			
8. Profit carried forward			74 889,49			
			5 540 008,56			

TABLE OF ELIMINATION OF RESERVES AND PROFITS FROM SALE OF PARTICIPATIONS AND SECURITIES WITH LOSSES FROM SALE OR DEVALUATION ACCORDING TO TAX LAWS IN FORCE

		Year ended 2003		Year ended 2002
Surplus (Article 14 L.2954/2002)		0,00		2 187 008,54
Income from prior year's provisions		1 474 099,67		0,00
		1 474 099,67		2 187 008,54
Balance carried to tax exempted reserves of Article 14 L.2954/2002		0,00		2 187 008,54
Balance carried to subaccount of legal reserve (41.02) for elimination of prior years losses from value adjustments in respect of interests and other investments		1 474 099,67		0,00
Balance of losses from value adjustments in respect of interests and other investments		0,00		2 172 312,79
Less:				
Tax exempt reserves from profit from sale of participations and securities (Reserve of Article 38 L.2238/1994)	0,00	0,00	698 213,12	698 213,12
Balance of non covered losses carried to subaccount of legal reserve (41.02) for future elimination		0,00		1 474 099,67

Athens, January 21, 2004

President of the Board of Directors	Authorised member of the Board of Directors A' Vice President	General Manager	Financial Director
NIKOLAOS A. BERTSOS	APOSTOLOS ST. TAMVAKAKIS	GEORGE K. PAPOUTSIS	STELIOS V. SAVAIDIS
ID P 070963	ID. P 704691	ID T 006458	ID S 24677
			Reg. No A 0000649

AUDITOR'S REPORT
TO THE SHAREHOLDERS OF "DIETHNIKI S.A." MUTUAL FUND MANAGEMENT COMPANY

We have audited the accompanying financial statements as well as the relevant Appendix (notes to the financial statements) of "DIETHNIKI S.A." MUTUAL FUND MANAGEMENT COMPANY (the Company), for the year ended December 31, 2003. Our audit was performed in accordance with the provisions of article 37 of Company Law 2190/1920 governing Societes Anonymes and the auditing procedures, which we considered appropriate, based on the auditing standards followed by the Institute of Certified Public Accountants in Greece. The Company made available to us all its books and records and provided all the necessary information and explanations that we requested. The Company has applied with the provisions of the General Hellenic Plan of Accounts. There has been no change in the accounting methods followed in the previous year and the cost of sales which derives from the books of accounts has been determined in accordance with generally accepted costing principles. We have agreed the contents of the Directors' Report to the General Assembly of the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Company Law 2190/1920.
Our audit revealed that the Company has been audited by the tax authorities up to and including fiscal year 2001. Therefore, the tax liabilities of the Company have not been finalised for the subsequent fiscal years.
In our opinion, the above Financial Statements, which derive from the books and records of the Company, present fairly together with the Appendix, after our above qualification is taken into account, the financial structure and position of the Company at 31 December 2003 as well as the results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and accounting principles which are generally accepted in Greece and are consistent with those applied in the previous period.

Athens, January 29, 2004
The Certified Public Accountant

Sophia Al. Konstantinou
Reg. No (ICA GR) 18211
Deloitte & Touche A.E.

NATIONAL MANAGEMENT AND ORGANISATION COMPANY S.A.

ETHNOKARTA

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003

32nd ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2003) Reg. No 5752/01NT/B/86/394

(AMOUNTS IN EUR)

ASSETS	YEAR ENDED 2003			YEAR ENDED 2002		
B. ESTABLISMENT EXPENSES	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
4. Other establishment expenses	17.966.420,46	6.667.745,90	11.298.674,56	12.173.703,66	2.156.926,58	10.016.777,08
C. FIXED ASSETS						
I. Intangible Assets						
1.Research and Development Expenses	82.759,20	49.780,96	32.978,24	82.759,20	30.409,60	52.349,60
5. Other Intangible Assets	632.274,93	492.009,81	140.265,12	439.105,54	342.447,15	96.658,39
II. Tangible fixed assets						
3. Buildings & installations on leasehold premises	3.030.614,34	1.092.731,50	1.937.882,84	2.973.037,01	700.889,30	2.272.147,71
5. Vehicles	28.833,90	22.603,74	6.230,16	28.833,90	20.921,58	7.912,32
6. Furniture and fixtures	36.854.378,95	25.129.494,54	11.724.884,41	33.214.067,35	18.418.748,66	14.795.318,69
Total Tangible Assets (CI+CII)	40.628.861,32	26.786.620,55	13.842.240,77	36.737.803,00	19.513.416,29	17.224.386,71
III. Long - term receivables						
7. Other long - term receivalbes			1.721.258,92			1.476.774,10
			1.721.258,92			1.476.774,10
Total Fixed Assets (CII+CII)			**15.563.499,69**			**18.552.152,82**
D. CURRENT ASSETS						
I. Inventories						
1. Merchandise			0,00			95.637,12
			0,00			95.637,12
II. Receivables						
1. Trade receivables		3.934.535,38			1.420.283,90	
Less: Reserve for doubtful debts		497.784,35	3.436.751,03		497.784,35	922.499,55
3. Bills in delay			106.933,56			106.933,56
3a. Post - dated cheques receivable			122.731,70			125.400,95
3b. Cheques in delay			35.379,31			35.379,31
9. Long term claims receivable in next period			50.135,53			218.698,75
10. Doubtful debtors			177.594,32			177.594,32
11. Other debtors			1.764.893,09			1.931.712,41
12. Sundry advances			84.566,29			44.518,53
			5.778.984,83			3.562.737,38
III. Securities						
1. Equity shares			118.573,68			116.958,18
			118.573,68			116.958,18
IV. Cash and cash equivalents						
1. Cash in hand			9.075,89			5.719,09
3. Bank deposits - at sight and term			2.695.196,09			2.664.523,32
			2.704.271,98			2.670.242,41
Total Current Assets (DI+DII+DIII+DIV)			**8.601.830,49**			**6.445.575,09**
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			27.390,68			28.034,79
			27.390,68			28.034,79
GRAND TOTAL ASSETS (B+C+D+E)			**35.491.395,42**			**35.191.547,77**
OFF - BALANCE SHEET (MEMO) ACCOUNTS - DEBIT						
1. Third parties' assets			1.740,58			1.740,58
2. Guarantee accounts - debit			1.890.623,81			1.890.623,81
4. Other off - balance sheet items			206.858.199,22			186.507.009,09
			208.750.563,61			**188.399.373,48**

LIABILITIES	YEAR ENDED 2003	YEAR ENDED 2002
A. SHAREHOLDERS' EQUITY		
I. Share Capital		
(6.622.940 shares of par value EUR 3)		
1. Paid-up capital	19.868.820,00	19.868.820,00
	19.868.820,00	19.868.820,00
III. Revaluation reserves		
1. Reserve for bonus shares	58.453,18	56.837,68
IV. Reserves		
1. Statutory reserve	826.796,80	826.796,80
4. Extraordinary reserves	441.232,99	441.232,99
5. Tax - free reserves	1.706.369,62	1.706.369,62
	2.974.399,41	2.974.399,41
V. Retained Earnings		
Loss for the year brought forward	-3.496.493,92	-4.455.275,75
Loss for the year brought forward	0,00	-845.195,74
	-3.496.493,92	-5.300.471,49
Total Shareholders' Equity (AI+AIII+AIV+AV)	19.405.178,67	17.599.585,60
B. RESERVES FOR RISKS AND CHARGES		
1. Reserve for staff retirement indemnities	273.184,00	78.542,00
2. Other provisions	117.388,11	117.388,11
	390.572,11	195.930,11
C. LIABILITIES		
II. Sort - term liabilities		
1. Suppliers	9.182.841,98	11.437.653,84
3. Overdrafts	3.046.150,20	3.064.765,35
4. Customer advances	322.141,87	288.220,42
5. Taxes and duties payable	1.488.735,25	839.758,06
6. Due to Social security funds	616.198,38	572.799,27
8. Due to affiliated companies	296.698,45	296.698,45
11. Sundry creditors	64.838,02	115.550,49
Total Liabilities (CII)	**15.017.604,15**	**16.615.445,88**
D. ACCRUED EXPENSES AND DEFERRED INCOME		
2. Accrued expenses	678.040,49	780.586,18
	678.040,49	780.586,18
GRAND TOTAL LIABILITIES (A+B+C+D)	**35.491.395,42**	**35.191.547,77**
OFF - BALANCE SHEET (MEMO) ACCOUNTS - CREDIT		
1. Third parties' assets	1.740,58	1.740,58
2. Guarantee accounts - credit	1.890.623,81	1.890.623,81
4. Other off - balance sheet items	206.858.199,22	186.507.009,09
	208.750.563,61	**188.399.373,48**

NOTE: Certain amounts of the corporate year 2002 have been reformed so as to be comparable with the correspondent amounts of the year 2003.

PROFIT AND LOSS ACCOUNT
AS AT 31 DECEMBER 2003 (1 JANUARY - 31 DECEMBER 2003)

	YEAR ENDED 2003			YEAR ENDED 2002		
I. Operating results						
Turnover			76.050.014,00			54.519.786,49
Less: Cost of services rended			36.286.578,05			31.545.051,18
Gross operating results (profit)			39.763.435,95			22.974.735,31
Add: 1. Other oparating income			401.305,74			838.248,49
Total			40.164.741,69			23.812.983,80
Less: 1. General and administrative expenses		21.954.285,83			15 819.321,63	
3. Selling and distribution expenses		15.620.761,15	37.575.046,98		12.575.187,41	28.394.509,04
Operating results (profit or loss)			**2.589.694,71**			**-4.581.525,24**
Add (or Less) : 2. Income from securities		1.615,50			3.949,00	
4. Interest and related income		56.697,28			72.499,12	
		58.312,78			76.448,12	
Less :						
3. Prior year expenses	107.748,42	107.748,42	-49.435,64	107.918,30	107.918,30	-31.470,18
Total operating results (profit or loss)			**2.540.259,07**			**-4.612.995,42**
II. Add: Extraordinary income						
1. Extraordinary and non operating income		96.318,13			12.427,32	
2. Extraordinary gain		1.741,52			349,05	
3. Prior year expenses		124.044,85			122.588,56	
4. Provisions for extraordinary results		78.542,00			539.320,96	
		300.646,50			674.685,89	
Less : 1. Extraordinary expenses	9.843,57			67.259,75		
2. Extraordinary loss	1.007,39			0.00		
3. Prior year expenses	236.390,57	247.241,53	53.404,97	449.706,47	516.966,22	157.719,67
Operating and extraordinary results (Profit or Loss)			**2.593.664,04**			**-4.455.275,75**
Less: Depreciation for the year		11.784.023,58			7.339.810,86	
Less: Depreciation charged to operating results		11.784.023,58	0,00		7.339.810,86	0,00
NET INCOME (PROFIT OR LOSS) FOR THE YEAR (before tax)			**2.593.664,04**			**-4.455.275,75**

APPROPRIATION STATEMENTS

	YEAR ENDED 2003	YEAR ENDED 2002
Net Income (Profit or Loss) for the year	2.593.664.04	-4.455.275,75
Add: Prior year undistributed profit or loss	-5.300.471,49	-845.195,74
Total	**-2.706.807,45**	**-5.300.471,49**
Less: 1. Income tax for the year	789.686,47	0,00
Profit available for distribution or loss carried forward	**-3.496.493,92**	**-5.300.471,49**

ATHENS, 29 JANUARY 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	A' VICE PRESIDENT OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE FINANCIAL MANAGER	THE FINANCIAL ACCOUNTANT
APOSTOLS TAMVAKAKIS	GEORGE ARONIS	KONSTANTINA VITORATOU	GEORGE BOURNIAS	NIKOLAOS TSIRIKOS
ID No P 704691	ID No P 024280	ID No Π 292292	ID No N 017409	ID No X 050551

AUDITOR'S REPORT

To the Shareholders of NATIONAL MANAGEMENT AND ORGANISATION COMPANY S.A. - ETHNOKARTA

Deloitte & Touche

Chatzipavlou, Sofianos & Kampanis S.A.
Certified Auditors - Accountants
Assurance & Advisory Services

We have audited the above financial statements and the related Appendix thereto of the Societe Anonyme "NATIONAL MANAGEMENT AND ORGANISATION COMPANY S.A. - ETHNOKARTA" for the year ended 31 December 2003. Our audit, which considered the results of operations of all branches of the Company, was conducted in accordance with the provisions of article 37 of Codified Law 2190/1920 governing societe anonymes, and the auditing procedures, which we considered necessary, based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Accounts. The accounting policies of the Company are consistent with those of the previous year. We have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the underlying financial statements. The Appendix includes all the information required by par. 1 of article 43α of Codified Law 2190/1920. The following derive from our audit: 1) The Company relying on opinion 205/1988 of the Legal Council of the State, made provision for retirement indemnity of € 273 thousands approximately which was the indemnity for those of the employees who had reached the retirement criteria only. This amount is lower than the minimum amount stipulated by the provisions of par. 14 article 42ε of Codified Law 2190/1920 by € 6.450 thousands approximately. If the Company had complied with the said provisions it would have charged its profit and loss account for the year ended 31 December 2003 with € 6.009 thousands approximately and its profits for the previous years would have been charged with additional € 441 thousands approximately. 2) The company has finalised its tax accounts up to the year ended 31.12.2001. Consequently its financial obligations are not set up for the tax unaudited years. In our opinion, except for the matters referred to in the preceding paragraph, the above financial statements derive from the books and records of the Company and present, together with the appendix, after taking into account the above mentioned notes, the financial structure and position of the company at 31 December 2003 and results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens, 2 February 2004
THE CERTIFIED AUDITOR - ACCOUNTANT

NIKOLAOS K. SOFIANOS
Reg. No ICPAG 12231
DELOITTE & TOUCHE

ETHNIKI LEASING S.A.

Reg. No: 22981/01/B/90/597

BALANCE SHEET FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

13 ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2003)

(Amounts in EUR)

ASSETS

	YEAR ENDED 2003			YEAR ENDED 2002		
	Cost	Accumulated Depreciation	Net Book Balue	Cost	Accumulated-- Depreciation	Net Book Balue
B. PREOPERATING EXPENSES						
4. Capitalized costs	490.211	463 600	26.611	489.989	422.892	67.097
4a. Capitalized acquisition costs related to leased land & buildings	7.382.191	1.724.418	5.657.773	4.880.576	1.070 499	3.810.077
4b. Other capitalized costs related to leased land and buildings	686.244	386 296	299.948	624.759	295.094	329.665
	8.558.646	2.574.314	5.984.332	5.995.324	1.788.485	4.206.839
C. FIXED ASSETS						
II. Tangible fixed assets						
1a. Leased Land	35.525.764	0	35.525.764	9.431.949	0	9 431.949
3. Buildings & Installations	260.160	260.160	0	262.560	262.560	0
3a. Leased Buildings & Installations	102 650.007	8.355.053	94.294.954	23.130.747	3.718.087	19 412.660
3b. Leased Buildings & Installations in course of construction	3.616 456	960.898	2 655 558	2.381.064	468.745	1.912.319
4a. Leased Machinery and equipment	*136.427.084*	*61.041.608*	*75 385 476*	*119.062.122*	*47.323.914*	*71.738.208*
5. Vehicles	59.069	55.574	3.495	59 069	50.154	8.915
5a. Leased Vehicles	45 620.701	17.568 492	28.052.209	33.319.228	11.533.500	21.785.728
6. Furniture and fixtures	233.607	207 592	26 015	247.476	223.039	24.437
6a. Leased Furniture and fixtures	34.574.819	16 283.108	18 291.711	29 256 642	11.810.753	17.445.889
7. Fixed assets under construction and advances	2.434.498	0	2.434.498	24.397.717		24.397.717
Total Tangible Assets	361.402.165	104.732.485	256.669.680	241.548.574	75.390.752	166.157.822
III. Long-term receivables						
7. Other long-term receivables			18.820			18 820
Total Fixed Assets (CII+CIII)			256.688.500			166.176.642
D. CURRENT ASSETS						
II. Receivables						
1. Trade receivables			1.116 609			1.217.822
3. Bills receivable			22.800			29.831
3a. Post-dated cheques receivable			464.167			796.395
10. Doubtful debts		1.127.360			856.218	
Less: Provision article 6 par. 8 of Law 1665/86		1.127.360	0		856 218	0
11. Other debtors			582.195			588.262
12. Various advances			1.080			1.176
			2.186.851			2.633.486
IV. Cash and cash equivalents			2.168			1.936
1. Cash			131.598			734.307
3. Current accounts and time deposits			133.766			736.243
Total current assets (DII+DIV)			2.320.617			3.369.729
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			2.761			4.386
TOTAL ASSETS (B+C+D+E)			264.996.210			173.757.596
OFF BALANCE SHEET ACCOUNTS						
2. Guarantees and other collateral			16.089.111			17.366.037
4. Other off-balance sheet items			17.817.354			5.468.198
			33.906.465			22.834.235

LIABILITIES AND SHAREHOLDERS' EQUITY

	YEAR ENDED 2003	YEAR ENDED 2002
A. SHAREHOLDERS' EQUITY		
I. Share Capital (900,000 shares of par value EUR 29,35)		
1. Paid- in	26.415.000	26.415.000
	26.415.000	26.415.000
IV. Reserves		
1. Legal reserve	464.733	427.058
4. Extraordinary reserves	5.191.847	4 476.016
5. Tax free reserves	463 811	463.811
	6.120.391	5.366.885
V. Retained Earnings		
Retained earnings brought forward	*0*	*35.372*
Accumulated deficit brought forward	0	(902.544)
	0	(867.172)
Total shareholders' equity (AI+AIV+AV)	32.535.391	30.914.713
B. PROVISIONS		
1. Provision for staff retirement indemnities	91.040	75.358
2 Other provisions	3.966.861	2.474.939
	4.057.901	2.550.297
C. LIABILITIES		
I. Long-term Liabilities		
1. Non convertible bond	131.230.000	0
2. Bank loans	*0*	*50.770.360*
	131.230.000	50.770.360
II. Short-term liabilities		
1. Suppliers	3.988.167	9 758.395
3. Bank overdrafts	31.487.321	72.777.445
4. Customer advances	1.714.265	277.591
5. Taxes and duties payable	1.548 250	271.452
6. Due to Social security funds	36 800	35 593
7. Current portion of long-term debt	50 770.360	0
11. Other creditors	377.751	175 403
	89.922.914	83.295.879
Total Liabilities (CI+CII)	221.152.914	134.066.239
D. ACCRUED EXPENSES AND DEFERRED INCOME		
1. Deferred income	6.081.464	4.102 629
2. Accrued expenses	1.168.540	2.123.718
	7.250.004	6.226.347
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (A+B+C+D)	264.996.210	173.757.596
OFF BALANCE SHEET ACCOUNTS		
2. Guarantees and other collateral	16.089 111	17.366 037
4. Other off-balance sheet items	17.817 354	5 468 198
	33.906.465	22.834.235

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	YEAR ENDED 2003			YEAR ENDED 2002		
I. OPERATING RESULTS						
Revenue			61.318.264			47.122.992
Less: Cost of sales			50.723.785			37.867.239
Gross operating (profit) results			10.594.479			9 255.753
Plus: Other operating revenue			599 766			341.540
TOTAL			11.194.245			9.597.293
LESS:						
1. General and Administrative Expenses		1.404.128			1.445 017	
3. Distribution expenses		259.373	1 663.501		239 805	1 684.822
Operating Results (profit)			9.530.744			7.912.471
PLUS:						
4. Interest and other related income		503.884			1 005 461	
LESS:						
3. Interest and other related expenses		6.357.332	(5.853.448)		5 434.553	(4.429.092)
Total Operating Results (profit)			3.677.296			3.483.379
II. PLUS (or Less): Extraordinary Results						
1. Extraordinary and non operating income		60.314			48 590	
2. Extraordinary gains		5.733			1.262	
3. Income from prior years' provisions		665 317			30.937	
		731.364			80.789	
Less:						
1. Extraordinary expenses	382			57.987		
2. Prior years' expenses	60.072			19.789		
4. Provision for extraordinary contigencies	1.809 682	1.870.136	(1.138.772)	1.210.103	1.287.879	(1.207.090)
Operating and Extraordinary Results (Profits)			2.538.524			2.276.289
LESS: Depreciation charge for the year		50 228 050			38.438.803	
Less: Depreciation charged to operating results		(50.228.050)	0		(38 438 803)	0
NET INCOME FOR THE YEAR BEFOR TAX			2.538.524			2.276.289

STATEMENTS OF PROFIT APPROPRIATION

	YEAR ENDED 2003	YEAR ENDED 2002
Net income (profit) for the year before tax	2.538.524	2.276.289
Plus:		
Prior years' retained earnings brought forward (profit)	0	35.372
Less:		
Prior years' retained earnings brought forward (loss)	(867.172)	(2.961.186)
Prior years' tax differences	0	(202.698)
Other taxes not included in operating expenses	0	(14 949)
Total	1.671.352	(867.172)
Less: Income tax	(917.846)	
	753.506	
Distributable profit		
Appropriation of profit:		
1. Statutory reserve	37.675	
2. Extraordinary reserve	715.831	
	753.506	

Athens, 4 February 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR & VICE PRESIDENT OF THE BOARD OF DIRECTOR	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
ANDREAS S. VRANAS	**DIMITRIOS G. PINES**	**TILEMACHOS A. PALEOLOGOS**	**NIKOLAOS D. DIMITROPOULOS**
ID No: M 070166	ID No: N 124610	ID No: M 245130	ID No: N 204741
			Reg. No: OEE 0001609 A' CLASS

AUDITORS' REPORT

To the Shareholders of «ETHNIKI LEASING S.A.»

We have audited the above Financial Statements and related notes thereto of Ethniki Leasing S.A. for the year ended 31 December 2003. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 "For Societes Anonymes" and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants and Auditors. As part of our audit, we also considered the results of operation of the Company's Branch. The books and records of the Company were made available to us and we were provided with all necessary information and clarifications, which we requested. The Company correctly applied the Greek Chart of Accounts.

There was no change in the accounting policies as compared to those of the previous period. The cost of services, which derives from the accounting records, was determined in accordance with generally accepted costing principles. We agreed the contents of the Board of Directors' Report to the General Assembly of the Shareholders with the underlying Financial Statements. The notes to the Financial Statements include the information required by paragraph 1 or Article 43a of Codified Law 2190/1920. The following derive from our audit:

1. The Company accounts for leased land in accordance with the provisions of paragraph 3 of Article 27 of Law 2682 / 1999, which are not consistent with the accrual basis of accounting and which impact the reported results of operations from year to year. As a consequence of new lease contracts entered into during 2003, the reported results of the current year are fairly presented, however, there is a misstatement of approximately Euro 3.885 million with respect to prior years. In order to cover the above misstatement as well as the impact on future reported results upon the termination of the underlying lease contracts because of the mismatch between the recognised costs and corresponding revenues from these contracts, the Company has set up an extraordinary reserve.

2. The Company has been audited by the tax authorities for the fiscal periods up to 2000. As a result its tax liabilities have not been finalised.

In our opinion the above Financial Statements and notes thereto, which derive from the Company's books and records present, together with the notes to the Financial Statements, after taking into consideration the above qualifications, the asset structure and financial position of the Company as at 31 December 2003 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles, which are generally accepted in Greece and are consistent with those applied in the previous year.

Athens, 4 February 2004

The Certified Public Accountant - Auditor

Epaminondas H. Giouroukos

Reg. No (ICPA(GR)): 10351

Deloitte & Touche S.A.

NATIONAL
MUTUAL FUND MANAGEMENT S.A.

Reg. No 29698/06/B/93/012

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003 - 10th ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2003)

(Amounts in EUR)

ASSETS

		YEAR ENDED 2003	YEAR ENDED 2002
D.	**CURRENT ASSETS**		
II.	***Debtors***		
	11. Sundry debtors	73.560,05	78.921,75
IV.	***Cash at bank and in hand***		
	1. Cash in hand	40,84	22,55
	3. Current and term deposits	1.107.800,64	1.121.892,19
		1.107.841,48	1.121.914,74
	Total Current Assets (DII+DIV)	1.181.401,53	1.200.836,49
	TOTAL ASSETS (D)	1.181.401,53	1.200.836,49

LIABILITES

		YEAR ENDED 2003	YEAR ENDED 2002
A.	**SHAREHOLDERS' EQUITY**		
I.	***Share Capital***		
	(400.000 shares of par value EUR 2,93)		
	1. Paid-up	1.172.000,00	1.172.000,00
IV.	***Other Reserves***		
	1.Legal reserve	1.182,42	1.182,42
	4. Special reserves	1.881,14	1.881,14
		3.063,56	3.063,56
V.	***Results for the year***		
	Retained earnings	2.572,08	18.729,45
	Total Shareholders' Equity (AI+AIV+AV)	1.177.635,64	1.193.793,01
	LIABILITIES		
C.	***Current Liabilities***		
II.	5. Taxes and duties payable	1.156,10	3.351,44
	6. Social security contributions payable	1.727,38	0,00
	11. Sundry creditors	880,41	3.692,04
		3.763,89	7.043,48
	TOTAL LIABILITES (A+C)	1.181.401,53	1.200.836,49

NOTE: The Company did not operate in the current year.

PROFIT AND LOSS ACCOUNT AS AT 31 DECEMBER 2003
(1 JANUARY 2003 - 31 DECEMBER 2003)

		YEAR ENDED 2003		YEAR ENDED 2002	
I.	**Turnover**				
	Other operating income		2.928,87		0,00
	LESS: 1. Administrative expenses		33.444,61		15.155,07
	Operation income before investing & financial activities		(30.515,74)		(15.155,07)
	ADD: 4. Interest income and similar income		19.424,47		25.608,78
	Total operating income		(11.091,27)		10.453,71
II.	Less: Extraordinary profit				
	1. Extraordinary and non-operating expenses	3.541,45		0,00	
	3. Expenses relating to prior periods	130,67	3.672,12	0,00	0,00
	NET INCOME FOR THE YEAR BEFORE TAX		(14.763,39)		10.453,71

APPROPRIATION STATEMENT

	YEAR ENDED 2003	YEAR ENDED 2002
Net income (profit-loss) for the year	(14.763,39)	10.453,71
(+) ADD: Prior year profit and loss brought forward	18.729,45	11.667,59
Total	3.966,06	22.121,30
LESS:		
1. Income tax	0,00	3.052,10
2. Other taxes not included in operating expenses	1.393,98	0,00
Profits for appropriation	2.572,08	19.069,20
Appropriated to:		
1. Statutory reserve	0,00	339,75
8. Retained earnings	2.572,08	18.729,45

Athens 20 January 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	THE VICE CHAIRMAN OF THE BOARD OF DIRECTORS	THE FINANCIAL ACCOUNTANT
NIKOLAOS BERTSOS ID No: Π 070963	IOANNIS KYRIAKOPOULOS ID No: Σ 540706	PANAGIOTIS POTIRIS ID No: I 052832

AUDITORS' REPORT
To the Shareholders of «NATIONAL MUTUAL FUND MANAGEMENT S.A.»

We have audited the above financial statements and the related Appendix of the Societe Anonyme "NATIONAL MUTUAL FUND MANAGEMENT S.A." for the year ended 31 December 2003. Our audit was conducted in accordance with the provisions of article 37 of Codified Law 2190/1920 governing societe anonymes, the provisions of Law 1969/1991 governing "Investment Portfolio companies, Mutual Funds etc." and the auditing procedures, which we considered necessary based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Account. The accounting policies of the Company are consistent with those of the previous years. We have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43α of Codified Law 2190/1920. In our opinion, the above financial statements derive from the books and records of the Company and present, together with the Appendix the financial structure and position of the Company at 31 December 2003 and results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year

Athens 23 January 2004
THE CERTIFIED PUBLIC ACCOUNTANTS AUDITOR

VASSILIOS DION. PAPAGEORGAKOPOULOS
Reg. No ICPAG 11681
S.O.L. S.A.

N.B.G. VENTURE CAPITAL

BALANCE SHEET AS AT 31st DECEMBER 2003
5th ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2003)
(District Prefecture Reg. No 44736/01/B/99/703)

ASSETS	YEAR ENDED 2003 EUR			YEAR ENDED 2002 EUR		
	Acquisition Cost	Depreciation	Net Book Value	Acquisition Cost	Depreciation	Net Book Value
B. FIRST ESTABLISHMENT EXPENSES						
1. Formation and establishment expenses	5.593,73	5.593,73	0,00	5.593,73	4.474,98	1.118,75
4. Other formation expenses	21.318,11	11.881,53	9.436,58	20.893,31	6.590,85	14.302,46
	26.911,84	17.475,26	9.436,58	26.487,04	11.065,83	15.421,21
C. FIXED ASSETS						
II. TANGIBLE ASSETS						
3. Buildings and technical works	13.599,30	13.597,82	1,48	13.599,30	5.711,06	7.888,24
6. Furniture & other equipment	126.142,21	85.923,54	40.218,67	119.676,17	60.644,07	59.032,10
Total Fixed Assets (CII)	139.741,51	99.521,36	40.220,15	133.275,47	66.355,13	66.920,34
III. Investment & other long-term assets						
7. Other long-term assets			25.421,92			24.158,57
Total Fixed Assets (C II+C III)			65.642,07			91.078,91
D. CURRENT ASSETS						
II. RECEIVABLES						
1. Customers		1.043.286,89			54.567,53	
Less: provisions		(12.406,00)	1.030.880,89		(12.406,00)	42.161,53
11. Sundry debtors			148.861,94			109.794,75
			1.179.742,83			151.956,28
III. SECURITIES						
1. Shares			2,93			2,93
IV. CASH & BANKS						
1. Cash			5.733,62			1.971,51
3. Savings and time accounts			817.684,07			1.549.094,22
			823.417,69			1.551.065,73
Total Current Assets (D II+DIII+DIV)			2.003.163,45			1.703.024,94
E. PROVISIONAL ASSET ACCOUNTS						
1. Expense prepayments			6.953,37			11.522,38
TOTAL ASSETS (B+C+D+E)			**2.085.195,47**			**1.821.047,44**
DEBIT MEMO ACCOUNTS						
1. Third party assets held			0,00			13.203,05
			0,00			13.203,05

LIABILITIES	YEAR ENDED 2003 EUR	YEAR ENDED 2002 EUR
A. CAPITAL AND RESERVES		
I. Share Capital		
(100.000 registered shares of EUR 2,93 each)		
1. Fully paid-in	293.000,00	293.000,00
	293.000,00	293.000,00
IV. RESERVES		
1. Ordinary reserves	52.841,18	39.435,57
3. Special reserves	470,29	470,29
5. Specially tax reserves	46.432,58	41.989,79
	99.744,05	81.895,65
V. RETAINED EARNINGS		
Profit for the year carried forward	794.951,03	669.392,82
VI. AMMOUNTS INTENDED TO INCREASE CAPITAL		
1. Shareholder's account	2,93	2,93
	2,93	2,93
Total Capital and Reserves (A I+AIV+AV+AVI)	1.187.698,01	1.044.291,40
B. PROVISIONS FOR DOUBTFUL DEBTS AND EXPENSES		
1. Provision for staff indemnity due upon retirement	35.798,26	39.040,66
2. Other provisions	150.861,92	7.385,46
Total Provisions	186.660,18	46.426,12
C. LIABILITIES		
II. SHORT-TERM LIABILITIES		
5. Taxes & duties payable	*403.126,05*	*281.961,93*
6. Social security contributions	29.654,61	34.249,23
8. Liabilities to related parties	178.364,43	362.705,77
11. Sundry creditors	77.257,08	32.078,91
Total (CII)	688.402,17	710.995,84
D. PROVISIONAL LIABILITY ACCOUNTS		
2. Accruend expenses	22.435,11	19.334,08
	22.435,11	19.334,08
TOTAL LIABILITIES (A+B+C+D)	**2.085.195,47**	**1.821.047,44**
CREDIT MEMO ACCOUNTS		
1. Beneficial owners of third party assets	0,00	13.203,05
	0,00	13.203,05

PROFIT AND LOSS ACCOUNT AS AT 31 DECEMBER 2003
(1 JANUARY 2003 - 31 DECEMBER 2003)

	YEAR ENDED 2003 EUR		YEAR ENDED 2002 EUR	
I. Operating results				
Sales turnover (services)		2.460.786,89		2.481.182,86
Less: Cost of sales		(1.768.499,32)		(1.802.013,07)
Gross operating income		692.287,57		679.169,79
Plus: 1. Other operating expenses		4.973,22		2.246,90
Total:		697.260,79		681.416,69
Less: 1. Administration expenses	(320.783,67)		(289.131,83)	
3. Distribution costs	(10.000,00)	(330.783,67)	(30.757,68)	(319.889,51)
Partial Operating (Profit) Results		366.477,12		361.527,18
Plus:				
4. Interest and other related income	5.183,48		5.515,54	
Less: 3. Interest and other related expenses	(2.749,64)	2.433,84	(1.434,42)	4.081,12
Total Operating (Profit) Results		368.910,96		365.608,30
II. PLUS/(LESS): EXTRAORDINARY RESULTS				
Plus: 1. Other extraordinary income	31.026,12		45.013,13	
3. Previous period income	1.633,21			
4. Income from use operating provisions of previous period	11.497,87			
	-			
Less: 1. Extraordinary and non-operating expenses	(587,99)		(906,84)	
3. Previous period expenses	-		1.863,90	
4. Provisions for extraordinary risks	-	43.569,21	(12.406,00)	33.564,19
Operating and Extraordinary (Profit) Results for the year		412.480,17		399.172,49
Plus: Total depreciation on fixed assets	40.263,71		36.781,38	
Less: of them inocporated in operating result	(40.263,71)	-	(36.781,38)	-
NET OPERATION PROFIT FOR THE YEAR		412.480,17		399.172,49

APPROPRIATION OF PROFIT

	YEAR ENDED 2003 EUR	YEAR ENDED 2002 EUR
Net operating (profit) results for the year	412.480,17	399.172,49
Profit carried forward	669.392,82	467.109,98
Total	1.081.872,99	866.282,47
Less: 1. Income tax	(269.073,56)	(178.968,21)
Profits to be distributed	812.799,43	687.314,26
The distribution of profits is as follows:		
1. Ordinary reserve	13.405,61	12.973,11
6c. Tax free reserve of article 4 of Law 328/74	4.442,79	4.948,33
Profits carried forward	794.951,03	669.392,82
	812.799,43	687.314,26

ATHENS, 13 JANUARY 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE FINANCIAL ACCOUNTANT
PAVLOS - KONSTANTINOS STELLAKIS	LEONIDAS TSIMPOURIS	IOANNIS EM KLEOPAS
PASS No: 007190219/92	ID No: N 139000	ID No: P 567664
		Reg. No: 51 A' Class

AUDITOR'S REPORT
To the Shareholders of N.B.G. VENTURE CAPITAL

We have audited the above financial statements and the Appendix thereto of the societe anonyme N.B.G. Venture Capital for the year ended 31 December 2003. Our audit, during which we noted the full accounting annual report of the activities of the Company's branches, was performed in accordance with the provisions of the article 37 of Codified Law 2190/1920 about "Societes Anonymes" and the auditing procedures which we considered necessary based on the standards followed by the Institute of Certified Public Accountants of Greece. The Company made available to us all its books and records and provided all the necessary information and other explanations that we requested. The Company has complied with the provisions of the Greek Chart of Accounts. No changes in the accounting methods have been made as compared with those of the prior year and the cost of services provision which derives from the accounting books is being determined according to the accepted principles of cost accounting. We agreed the contents of the Directors' Report to the General Assembly of the shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Codified Law 2190/1920. From our audit, the Company has not been audited by the Tax Authorities since its inception and, consequently, its tax liabilities have not been finalized as yet. In our opinion, the above financial statements which derive from the books and records of the Company, together with the Appendix, present fairly, taking into consideration our note mentioned above, the financial structure and position of the Company at 31 December 2003, as well as the results of its operations for the year then ended in accordance with the prevailing legislation and the accounting principles which are generally accepted and do not differ from those applied in the previous year.

Athens, 23 January 2004
THE CERTIFIED AUDITOR - ACCOUNTANT

NIKOLAOS N. SOFIANOS
Reg. No ICPAG 12231
Deloitte & Touche S.A.

NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE S.A. VENTURE CAPITAL
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003
9th ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2003)
Registration: THESSALONIKI Reg. No 32028/62/B/94/0337

ASSETS	YEAR ENDED 2003			YEAR ENDED 2003		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
B. ESTABLISHMENT EXPENSES						
4. Other establishment expenses	29 352.97	29 347.02	5.95	32 371.63	26 496.27	5 875.36
	29 352.97	29 347.02	5.95	32 371.63	26 496.27	5 875.36
C. FIXED ASSETS						
II. Tangible assets						
5. Transportation means	23 404.26	23 404.25	0.01	23 404.26	23 404.25	0.01
6. Furniture & other equipment	9 180.74	9 180.72	0.02	14 716.85	14 716.76	0.09
	32 585.00	32 584.97	0.03	38 121.11	38 121.01	0.10
III. Investments & long-term assets						
2. Participating interests in other undertakings		3 041 966.25			3 041 966.25	
Less: Provisions for the diminution in value of investments and securities		33 383.84	3 008 582.41		14 033.84	3 027 932.41
7. Other long-term receivables			0.00			99.78
			3 008 582.41			3 028 032.19
Total Tangible Assets (CII+CIII)			3 008 582.44			3 028 032.29
D. CURRENT ASSETS						
II. Debtors						
1. Trade debtors		22 909.32			22 197.84	
Less: Allowance for bad debts		9 197.36	13 711.96		9 197.36	13 000.48
3b. Overdue cheques receivable		11 445.34			11 445.35	
Less: Provisions		11 445.34	0.00		11 445.35	0.00
11. Sundry debtors			26 450.89			27 997.31
			40 162.85			40 997.79
IV. Cash at bank and in hand						
1. Cash in hand			27 082.77			26 126.27
2. Current and term deposits			5 414 963.18			5 468 333.94
			5 442 045.95			5 494 460.21
Total Current Assets (DII+DIV)			5 482 208.80			5 535 458.00
TOTAL ASSETS (B+D)			8 490 797.19			8 569 365.65
MEMO ACCOUNTS - DEBIT						
4. Other off-balance sheet items			1 173 881.14			1 173 881.14

LIABILITIES	YEAR ENDED 2003		YEAR ENDED 2002	
A. SHAREHOLDERS' EQUITY				
I. Share Capital (200.000 shares of par value EUR 29,35)				
1. Paid-up		5 870 000.00		5 870 000.00
		5 870 000.00		5 870 000.00
III. Revaluation and reserves & capital grands				
3. Grands Law 2367/95		1 173 881.14		1 173 881.14
		1 173 881.14		1 173 881.14
IV. Other reserves				
1. Legal reserves	78.785,40		77.304,12	
Less: Unrealised losses on equity securities	33.383,84	45.401,56	14.033,84	3.270,28
4. Extraordinary reserves		9 621.63		49 621.63
5. Tax-free reserves under special laws		1 261 515.17		1 237 834.75
		1 316 538.36		1 350 726.66
Total Shareholders' Equity (AI+AIII+AIV)		8 360 419.50		8 394 607.80
C. LIABILITIES				
II. Current liabilities				
5. Taxes and duty payable		4 208.14		28 167.39
6. Social security contributions payable		982.94		1 240.96
10. Dividends payable		70 000.00		143 000.00
11. Sundry creditors		55 186.61		2 349.50
		130 377.69		174 757.85
Total Liabilities (CII)		130 377.69		174 757.85
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES (A+C)		8 490 797.19		8 569 365.65
MEMO ACCOUNTS - CREDIT				
4. Other off-balance sheet items		1 173 881.14		1 173 881.14

Notes:

a) Unlisted «Participating interests in other undertakings» were valued at acquisition cost, which exceeded their book value by EUR 1.054 thousand.

b) The company has not been subject to a tax audit since it was established.

PROFIT AND LOSS ACCOUNT
AS AT 31 DECEMBER 2003 (1 JANUARY - 31 DECEMBER 2003)

	YEAR ENDED 2003		YEAR ENDED 2002	
I. Turnover				
Turnover (Sales)		21 527.18		17 671.81
Less. Cost of sales		0.00		0.00
Gross profit		21 527.18		17 671.81
LESS:				
1. Admistrative expenses		119 537.99		48 040.64
Operating income before investing & financing activities		-98 010.81		-30 368.83
ADD:				
2. Income from securities	31 009.60		48 028.40	
4. Interests income & similar income	123 341.27		179 333.70	
	154 350.87		227 362.10	
Less:				
1. Provisions for the diminution in value of investments & securities	19 350.00		0.00	
3. Interest income & similar charges	290.94		3 811.77	
	19 640.94	134 709.93	3 811.77	223 550.33
Total operating income		36 699.12		193 181.50
II. ADD: Extraordinary items				
2. Extraordinary profit	464.93		0.00	
4. Income from prior years' provisions	0.00		859.37	
	464.93		859.37	
Less:				
1. Extraordinary & non-operating expenses	132.10	332.83	0.55	858.82
Total operating & extraordinary income		37 031.95		194 040.32
LESS:				
Total depreciation of fixed assets	5 869.40		9 174.34	
Less: Depreciation taken to the operating cost	5 869.40	0.00	9 174.34	0.00
NET INCOME FOR THE YEAR BEFORE TAXES		37 031.95		194 040.32

APPROPRIATION STATEMENT

	YEAR ENDED 2003	YEAR ENDED 2002
NET INCOME FOR THE YEAR	37 031.95	194 040.32
Add: Provisions for the diminution in value of investments & securities	19 350.00	0.00
Distributable reserves	40 000.00	
Less: Income from non used revaluation provisions of securities carried forward for elimination	0.00	859.37
	96 381.95	193 180.95
Less: 1. Income tax	1 220.25	26 901.87
PROFIT FOR APPROPRIATION	95 161.70	166 279.08
Appropriated to:		
1. Legal reserves	1 481.28	7 761.01
2. Dividend	70 000.00	143 000.00
6. Tax-free reserve under Law 2238/94 (article 110)	613.71	1 209.98
6a. Tax-free reserves	23 066.71	14 307.49
	95 161.70	166 279.08

Thessaloniki 21-01-2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE VICE PRESIDENT OF THE BOARD OF DIRECTORS	THE CHIEF ACCOUNTANT
GOUMAS DIMITRIOS	LAGAS GEORGIOS	VARELOPOULOS PHOTIS

AUDITOR' REPORT

To the Shareholders of the «NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE S.A. VENTURE CAPITAL»

We have audited the above Financial Statements as well as the related Appendix thereto of the Societe Anonyme «NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE S.A. VENTURE CAPITAL» for the year ended December 31, 2003. As part of our audit, we also considered the results of operation of the branch of the Company. Our audit was conducted in accordance with the provisions of article 37 of Codified Law 2190/1920 governing societe anonyms, Law 2367/1995 and the auditing procedures, which we considered necessary, based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece, which comply with the International Auditing Standards. The books and records maintained by the Company were maid available to us and we provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Accounts. The accounting policies of the Company are consistent with those of the previous year. We have agreed the contents of the Directors' Report to the Annual General Meeting of Shareholders with the underlying Financial Statements. The Appendix includes all the information required by the paragraph 1 of article 43α of Codified Law 2190/1920. In our opinion, the above Financial Statements derive from the books and records of the Company and present, together with the Appendix after taking into account the Company's notes under the Balance Sheet, the financial structure and position of the Company at December 31, 2003 and results of each operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles, which are generally accepted in Greece and do not differ for those applied in the previous year.

Athens, 23 January 2004

International Auditing S.A.

Pannell Kerr Forster
International Limited

Ioannis P. Mandridis
The Certified Public Accountant-Auditor
Reg. No ICPAG 11291

N.B.G. BANCASSURANCE S.A. - INSURANCE AGENCY

BALANCE SHEET OF DECEMBER 31st, 2003

15th ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2003) HEADQUARTERS: ATHENS - Reg. No 17196/05/B/88/005

ASSETS	Amounts of Closing Accounting Year 2003			Amounts of Previous Accounting Year 2002		
	Aquisition Value	Depreciation	Net Book Value	Aquisition Value	Depreciation	Net Book Value
B. INSTALLATION EXPENSES						
4. Other installation expenses	77.470,60	72.043,77	5.426,83	75.941,26	69.445,80	6.495,46
	77.470,60	72.043,77	5.426,83	75.941,26	69.445,80	6.495,46
C. FIXED ASSETS						
II. Tangible assets						
5. Transportation means	18.635,36	18.635,35	0,01	18.635,36	17.144,53	1.490,83
6. Furniture and other equipment	127.369,14	116.962,06	10.407,08	119.308,06	103.332,26	15.975,80
	146.004,50	135.597,41	10.407,09	137.943,42	120.476,79	17.466,63
III. Participations and other long-term financial claims						
1. Participations in connected enterprises			14.673,51			14.673,51
7. Other long-term claims			1.144,53			1.144,53
			15.818,04			15.818,04
Total of fixed assets (CII+CIII)			26.225,13			33.284,67
D. CURRENT ASSETS						
II. Claims						
1. Clients (premium debtors)			2.394.760,51			18.615.159,99
11. Various debtors			2.191.536,30			287.418,74
12. Doubtful disputed debtors		89.764,54			89.764,54	
Minus : Provisions		*0,00*	*89.764,54*		*0,00*	*89.764,54*
			4.676.061,35			18.992.343,27
III. Securities						
3. *Other Securities (U.T. interests)*			637.886,16			588.195,97
V. Available Funds						
1. Cash			949,58			1.799,68
3. *Called & fixed deposits*			1.823.777,51			432.860,97
			1.824.727,09			434.660,65
			7.138.674,60			20.015.199,89
E. TRANSITORY ACCOUNTS OF ASSETS						
3. Other expenses for next fiscal years			2.183,12			1.878,52
GRAND TOTAL OF ASSETS (B+C+D+E)			7.172.509,68			20.056.858,54
DEBIT ORDER ACCOUNTS						
1. Third party assets held			-			72.988,58

LIABILITIES	Amounts of Closing Accounting Year 2003	Amounts of Previous Accounting Year 2002
A. SHAREHOLDERS' EQUITY		
I. Share capital (100.000 shares of 3,00 euro)		
1. Paid	300.000,00	300.000,00
IV. Reserved capitals		
1. Regular reserved capital	117.966,24	117.966,24
4. Extraordinary reserves	181.769,81	181.769,81
5. Tax free capitals of special provisions of laws	423.059,99	423.059,99
	722.796,04	722.796,04
V. Retained Earnings		
Profit carried forward	45.857,96	28.651,50
Total owner's equity (AI+AIV+AV)	1.068.654,00	1.051.447,54
C. PROVISIONS FOR RISKS AND EXPENSES		
1. Provisions for personnel reimbursement due to exit from service	52.763,82	47.598,36
D. OBLIGATIONS		
II. Short - term obligations		
1a. Obligations to insurance companies	3.969.777,85	17.358.518,26
2. Beneficiaries of production commissions	442,77	647,43
6. Obligations to connected enterprises	510.708,71	385.794,34
8. Obligations from taxes - duties	547.362,76	387.603,29
9. *Insurance organisations*	18.425,73	17.400,78
11. Dividends payable	1.000.000,00	800.000,00
12. Various creditors	4.374,04	7.850,56
	6.051.091,86	18.957.812,64
Total of obligations (DII)	6.051.091,86	18.957.812,64
GRAND TOTAL OF LIABILITIES (A+C+D)	7.172.509,68	20.056.858,54
CREDIT ORDER ACCOUNTS		
1. Beneficial owners of third party assets	-	72.988,58

PROFIT AND LOSS ACCOUNT OF ACCOUNTING YEAR ENDING ON DECEMBER 31st, 2003

(1 JANUARY - 31 DECEMBER 2003)

	Amounts of Closing Accounting Year 2003			Amounts of Previous Accounting Year 2002		
I. EXPLOITATION RESULTS						
Turnover - Rendering of services			2.686.167,41			2.506.136,72
Less: Cost of works			968.178,21			876.873,17
Gross results (profits) of exploitation			1.717.989,20			1.629.263,55
Add: Other exploitation earnings			19.116,90			17.464,80
Total			1.737.106,10			1.646.728,35
LESS: 1. Administration expenses		231.082,82			249.642,78	
3. Distribution expenses		63.555,89	294.638,71		77.052,55	326.695,33
Subtotal of results (profits) of exploitation			1.442.467,39			1.320.033,02
ADD:						
2. Income from securities		-			24.320,00	
4. Receivable interest and related income		40.725,42			47.836,41	
		40.725,42			72.156,41	
LESS:						
1. Provisions for depreciation of *participations & securities*	-			111.054,88		
3. Payable interest and related expenses	1.004,57	1.004,57	39.720,85	681,93	111.736,81	39.580,40
Total exploitation of results (profits)			1.482.188,24			1.280.452,62
II. ADD: Extraordinary results						
1. Extraordinary and non operating earnings		9.326,64			7.915,68	
4. Income from provisions of previous fiscal year		52.740,31			0,00	
		62.066,95			7.915,68	
Less:						
1. Extraordinary and non operating expenses	53,89			52,27		
3. Expenses of previous fiscal periods	959,85	1.013,74	61.053,21	742,43	794,70	7.120,98
Operating and extraordinary results (profits)			1.543.241,45			1.287.573,60
LESS:						
Total depreciation of fixed assets		17.718,59			26.510,02	
Less: Those being incorporated in operational cost		*17.718,59*	*0,00*		*26.510,02*	*0,00*
NET RESULTS (PROFITS) before taxes			1.543.241,45			1.287.573,60

APPROPRIATION ACCOUNT

	Amounts of Closing Accounting Year 2003	Amounts of Previous Accounting Year 2002
Net results (profits) of fiscal period	1.543.241,45	1.287.573,60
(+) Profit brought forward	28.651,50	27.307,06
Total	1.571.892,95	1.314.880,66
LESS:		
1. Income tax	526.034,99	486.229,16
Profits for distribution	1.045.857,96	828.651,50
Distribution of profits is carried out as follows :		
2. First dividend	356.000,00	292.950,00
3. Additional dividend	644.000,00	507.050,00
8. Profit carried forward	45.857,96	28.651,50
	1.045.857,96	828.651,50

Athens, 20 / 01 / 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
STEFANOS AVGOULEAS ID N0: Ξ 436441	THEODOROS STATHIS ID No: Λ 346947	MARTHA E. ZENERIAN ID No: Ξ 218928 License No A' CLASS 1249

AUDITOR'S REPORT

To the Shareholders of "N.B.G. BANCASSURANCE - S.A. INSURANCE AGENCY"

We have audited the Financial Statements as well as the respective Appendix of the Societe Anonyme "N.B.G. BANCASSURANCE - S.A. INSURANCE AGENCY" for the year ended 31st December 2003. Our audit, was carried out in accordance with article 37 of the *Codified Law 2190/1920 "concerning Societe Anonyme", and included the auditing procedures which we have considered as appropriate, on the basis of the principles and auditing regulations followed by the Body of Auditors. All books and records kept by the company* have been placed at our disposal and we have been given all the necessary auditing information and explanations, upon request. The company has correctly applied the General Accounting Plan. The inventory method has not been verified in relation with the previous year. We have agreed the content of the Administration Report of the Board of Directors to the General Annual Meeting of the Shareholders, with the relevant Financial Statements. The Appendix comprises the information provided by paragraph 1 of the article 43a of the Codified Law 2190/1920. The following results (facts) have come up, due to the audit we conducted: 1) Claims are included in claims accounts the collection of which is uncertain. As a result the payment of corresponding obligations is not possible and their cancellation may be needed. The effect of the above will be the burden on Capital of about 750 000 EURO for which a provision has not been charged. 2) The Company has been audited, as far as taxation is being concerned, for the fiscal period up to 1998 and as a result its tax liabilities are not definite. In our opinion, the above Financial Statements which arise from the books and records of the company together with the Appendix represent, after taking into consideration our above remarks, and the review in the Report of the Board of Directors on the claims and obligations of the Company the property structure and the "Financial Status" of the company, on the 31st December 2003, as well as the results of the fiscal year which ended at this date, on the basis of the relevant provisions which are valid (in effect) *and of the accounting principles, which have been generally accepted and do not differ from those applied by the company during the previous accounting year.*

Athens, 22 / 01 / 2004
THE CERTIFIED AUDITOR - ACCOUNTANT

EMMANUEL A. PELIDES
Reg. No ICPAG 12021
DELOITTE & TOUCHE S.A.

IVEN S.A.

Innovative Ventures

Reg. No 49890/01NT/B/01/193

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003

2nd ACCOUNTING YEAR (1.1.2003 - 31.12.2003)

(Amounts in EUR)

ASSETS

	YEAR ENDED 2003			YEAR ENDED 2002		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
B. ESTABLISHMENT EXPENSES						
1. Formation and establishment expenses	16.878,91	6.751,56	10.127,35	16.878,91	4.847,39	12.031,52
4. Other formation epxenses	54.193,58	13.319,59	40.873,99	10.691,58	1.250,07	9.441,51
	71.072,49	20.071,15	51.001,34	27.570,49	6.097,46	21.473,03
C. FIXED ASSETS						
II. Tangible Assets						
3. Buildings and technical works	50.041,79	9.299,48	40.742,31	50.041,79	5.131,00	44.910,79
6. Furniture & other equipment	101.324,07	42.036,35	59.287,72	101.507,15	27.058,81	74.448,34
Total Fixed Assets (CII)	151.365,86	51.335,83	100.030,03	151.548,94	32.189,81	119.359,13
III. Investment & other long-term assets						
1. Shares in affiliated undertakings			499.997,73			-
7. Other long-term assets			11.507,43			10.564,93
			511.505,16			10.564,93
Total fixed assets (CII + CIII)			611.535,19			129.924,06
D. CURRENT ASSETS						
II. Receivables						
1. Customers			88.602,03			44.591,40
11. Sundry debtors			19.141,79			57.014,41
12. Advance Payments			1.135,42			335,99
			108.879,24			101.941,80
IV. Cash						
1. Cash on hand			287,56			14,42
3. Savings and time accounts			4.867.175,38			24.738,19
			4.867.462,94			24.752,61
Total current assets (DII+DIV)			4.976.342,18			126.694,41
E. PREPAYMENTS & ACCRUED INCOME						
1. Prepaid expenses			2.606,41			1.888,63
2. Accrued income			30,00			-
			2.636,41			1.888,63
TOTAL ASSETS (B+C+D+E)			5.641.515,12			279.980,13

LIABILITIES

	YEAR ENDED 2003	YEAR ENDED 2002
A. SHAREHOLDERS' EQUITY		
I. Share Capital		
1. Paid-up (1.501.707 shares of par value EUR 2,93)	4.400.001,51	813.001,75
III. Revaluation reserves-Capital grands		
3. Capital grands of fixed asset	2.200.000,00	-
IV. Reserved capitals		
3. Extraordinary reserves	470,28	470,28
V. Retained earnings		
Accumulated deficit	-442.333,14	-635.518,47
Accumulated deficit brought forward	-635.518,47	-
	-1.077.851,61	-635.518,47
Total Shareholders' Equity (AI+AIII+AIV+AV)	5.522.620,18	177.953,56
B. PROVISION FOR LIABILITIES & CHARGES		
1. Provisions for staff pensions & similar obligations	10.200,70	3.275,77
	10.200,70	3.275,77
C. LIABILITIES		
II. Current liabilities		
2a Post dated cheques	4.072,51	-
5. Taxes and duty payable	25.378,83	1.919,57
6. Social security contributions payable	6.178,63	2.509,54
8. Obligations from taxes-duties	-	10.564,93
11. Sundry creditors	65.166,94	79.997,57
Total Liabilities (CII)	100.796,91	94.991,61
D. PREPAYMENTS & ACCRUED EXPENSES		
2. Accrued expenses	7.897,33	3.759,19
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES (A+B+C+D)	5.641.515,12	279.980,13

Note:
In April 3, 2003 a contract has been signed between the Greek State and the company for state financial assistance under program «ELEFTHO» (State Subsidy Law 375/02-C (2002) 4031 fin) aiming of the Company to select established businesses and provide to them assistance in their process of establishment as well as in their development having a target in the creation of self sufficient and economically strong businesses.
The first installment equal to the 50% of the subsidy (EUR 2,2 million) was paid down by the Greek State in 5 July 2003.

PROFIT AND LOSS ACCOUNT AS AT 31 DECEMBER 2003
(1 JANUARY 2003 - 31 DECEMBER 2003)

		YEAR ENDED 2003			YEAR ENDED 2002	
I. Operating results						
ADD: 1. Other operating income			48.048,71			51.042,59
LESS: 1. Administration expenses		377.964,89			440.653,96	
3. Distribution costs		145.599,63	523.564,52		143.986,82	584.640,78
Partial Operating (Loss) Results			-475.515,81			-533.598,19
Add:						
4. Interest and other related income		178,26			-	
Less:						
2. Loss and Expenses from participations and securities		-			101.480,00	
3. Interest and other related expenses		1.452,24	1.273,98		1.101,25	102.581,25
Total Operating (Loss) Results			-476.789,79			-636.179,44
II. ADD: Extraordinary items						
1. Extraordinary and non operating income		36.593,94			861,21	
2. Extraordinary earnings		-			370,92	
4. Income from prior year provisions		53,00			-	
Less:						
1. Extraordinary and non operating income	279,35			375,84		
2. Extraordinary loss	1.883,70			195,32		
3. Expenses from prior year provisions	27,24	2.190,29	34.456,65	-	571,16	660,97
Loss after extraordinary items			-442.333,14			-635.518,47
LESS: Total depreciation of fixed assets		36.772,91			38.830,17	
Less: Depreciation and amortization transferred to operating costs		36.772,91	-		38.830,17	-
NET LOSS BEFORE TAX			-442.333,14			-635.518,47

APPROPRIATION STATEMENT

	YEAR ENDED 2003	YEAR ENDED 2002
Net operating (loss) results for the year	-442.333,14	-635.518,47
Loss carried forward	-635.518,47	-
Accumulated deficit	-1.077.851,61	-635.518,47

Athens, 10 February 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE FINANCIAL ACCOUNTANT
LEONIDAS TSIMPOURIS ID No: N 139000	THOMAS SKAPERDAS ID No. Ξ 433092	POLYZOES SOTIROPOULOS Reg. No: OEE 0018370 PRICEWATERHOUSECOOPERS BUSINESS SOLUTIONS A.E. LICENCE No: 181

AUDITOR'S REPORT
To the Shareholders of «Innovative Ventures S.A. - IVEN»

Deloitte.

Chatzipavlou, Sofianos & Kambanis S.A. Certified Auditors - Accountants Assurance & Advisory Services

We have audited the Financial Statements and Appendix thereof, of "Innovative Ventures S.A." For the year ended 31 December 2003. We conducted our audit in accordance with the provisions of article 37 of Codified Law ("CL") 2190/1920 on Sociétés Anonymes and the applicable procedures as specified by the audit principles and rules of the (Greek) Body of Chartered Auditors – Accountants. We were given access to the company's books and records and we were provided with all necessary information and clarifications to conduct our audit, as requested. The company has correctly applied the (Greek) General Chart of Accounts. The stocktaking method has not changed compared to the prior year. We have ensured that the Management Report produced by the Board of Directors for the Ordinary General Shareholders Meeting, was correctly based on the Information contained in the Financial Statements. The Appendix to the Financial Statements contains the information specified by para. 1 of article 43a of CL.2190/1920. Our audit has resulted in the following conclusions: 1) The company has not been audited by the tax authorities since its Incorporation and therefore its tax liabilities have not yet been finalized. 2) The balance on the Assets account: "Participations in associated undertakings" relates the acquisition cost of shares in a new company, which is not audited. According to our view, the company should have measured the shares at net asset book value, which, according to the evidence and information that was made available to us, is lower that the acquisition cost by approximately €288,000. In this case, the value of the account "Participations in associated undertakings" and the result for the year would have been lower by the above amount. It is our opinion that the Financial Statements of the Company, which have been prepared based on the information contained in the underlying books and records, and Appendix thereof, subject to our comments expressed above, present the Company's asset structure and financial position as of 31 December 2003 and the results for the year then ended, based on the relevant legal provisions in force and the generally accepted accounting principles and policies, which do not differ from those applied by the company in the prior yea

Athens, 10 February 2004
THE CERTIFIED AUDITOR - ACCOUNTANT

Epaminondas H. Yfouroukos
Reg. No ICPAG 10351

ATLANTIC BANK OF NEW YORK

(AMOUNTS IN THOUSAND USD)

ASSETS		2003		2002
1. Cash in hand, balances with central banks		80.275		54.167
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	16.672		10.462	
b. Other loans and advances	30.299	46.971	18.372	28.834
3A. Reverse Repos				
4. Loans and advances to customers	1.229.752		1.216.274	
Less: Provisions for doubtful debts	(17.147)	1.212.605	(25.400)	1.190.874
5. Debt securities incl. fixed-income securities				
a. Issued by Government	52.849		59.697	
b1. Corporate Bonds	129.092		97.528	
b2. Issued by other borrowers	1.324.377	1.506.318	1.131.189	1.288.414
6. Shares and other variable-yield securities		70.574		34.299
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses	17.281		2.556	
b. Goodwill			34.823	
c. Other intangible assets	9.228		8.807	
Less: Amortisation of intangible assets	(4.407)	22.102	(2.297)	43.889
10. Tangible assets				
Cost as at 1.1.2003	64.933		59.828	
Less: Depreciation as at 31.12.2003	(27.304)	37.629	(23.515)	36.313
12. Own shares and bonds				
13. Other assets		70.162		61.756
14. Prepayments and accrued income		20.938		17.149
TOTAL ASSETS		3.067.574		2.755.695

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand	181.331		72.409	
b. Time and at notice	995.059	1.176.390	887.693	960.102
2. Amounts owed to customers				
a. Deposits	1.674.068		1.573.755	
b. Other debts				
c. Repos		1.674.068		1.573.755
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		9.202		8.741
5. Accrued expenses and deferred income		20.917		9.548
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		7.782		7.782
9. Share premium account		67.323		67.323
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnings		111.892		128.444
TOTAL LIABILITIES		3.067.574		2.755.695

OFF-BALANCE SHEET ITEMS

	2003	2002
1. Contingent liabilities	181.757	53.914
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	310.956	224.916
TOTAL OFF-BALANCE SHEET ITEMS	492.713	278.830

PROFIT AND LOSS ACCOUNT

		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	47.179			42.080		
- Other interest and similar income	80.638	127.817		87.712	129.792	
2. Interest payable and similar charges		(46.017)	81.800		(44.748)	85.044
3. Income from securities						
a. Income from shares and other securities	1.442			1.400		
b. Income from participating interests						
c. Income from affiliated undertakings		1.442			1.400	
4. Commissions income		13.852	15.294		10.151	11.551
			97.094			96.595
5. Commissions expenses						
			97.094			96.595
6. Net profit on financial operations		4.973			2.460	
7. Other operating income		9.800	14.773		10.677	13.137
			111.867			109.732
8. General administrative expenses						
a. Staff costs						
- *Wages and salaries*	(26.485)			(25.281)		
- Social security costs	(1.775)			(1.576)		
- Other charges	(5.506)	(33.766)		(3.687)	(30.544)	
b. Other administrative expenses						
- Taxes and duties	(1.561)			(1.107)		
- Service fees	(15.896)			(16.344)		
- Other fees to third parties	(6.407)	(23.864)	(57.630)	(7.445)	(24.896)	(55.440)
			54.237			54.292
9. Fixed assets depreciation		(6.268)			(3.734)	
10. Other operating charges		(471)	(6.739)		(346)	(4.080)
11+12. Provisions			(959)			(8.030)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			46.539			42.182

NATIONAL BANK OF GREECE (CANADA)

(AMOUNTS IN THOUSAND CAD)

ASSETS		2003		2002
1. Cash in hand, balances with central banks		1.861		2.469
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	598		241	
b. Other loans and advances	31.514	32.112	65.513	65.754
3A. Reverse Repos				
4. Loans and advances to customers	457.974		417.843	
Less: Provisions for doubful debts	(10.585)	447.389	(10.756)	407.087
5. Debt securities incl. fixed-income securities				
a. Issued by Government	19.418		18.451	
b1. Corporate Bonds	15.105		12.879	
b2. Issued by other borrowers		34.523		31.330
6. Shares and other variable-yield securities		961		10
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets				
10. Tangible assets				
Cost as at 1.1.2003	21.451		21.827	
Less: Depreciation as at 31.12.2003	(10.996)	10.455	(10.463)	11.364
12. Own shares and bonds				
13. Other assets		5.763		5.482
14. Prepayments and accrued income		3.456		3.585
TOTAL ASSETS		536.520		527.081

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand	2.170		1.451	
b. Time and at notice		2.170		1.451
2. Amounts owed to customers				
a. Deposits	472.369		470.171	
b. Other debts	7.694		5.841	
c. Repos		480.063		476.012
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		2.991		3.296
5. Accrued expenses and deferred income		5.908		5.283
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		18.500		18.500
9. Share premium account				
10. Reserves		26.888		22.539
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnings				
TOTAL LIABILITIES		536.520		527.081

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities	424.668	286.997
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	33.809	23.730
TOTAL OFF-BALANCE SHEET ITEMS	458.477	310.727

PROFIT AND LOSS ACCOUNT		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	1.337			2.153		
- Other interest and similar income	29.404	30.741		27.836	29.989	
2. Interest payable and similar charges		(8.555)	22.186		(8.159)	21.830
3. Income from securities						
a. Income from shares and other securities	6					
b. Income from participating interests						
c. Income from affiliated undertakings		6				
4. Commissions income		4.042	4.048		4.005	4.005
			26.234			25.835
5. Commissions expenses			(601)			(466)
			25.633			25.369
6. Net profit on financial operations		2.990			2.534	
7. Other operating income		638	3.628		564	3.098
			29.261			28.467
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(11.500)			(10.602)		
- Social security costs	(2.027)			(1.917)		
- Other charges		(13.527)			(12.519)	
b. Other administrative expenses						
- Taxes and duties	(676)			(474)		
- Service fees	(3.039)			(2.834)		
- Other fees to third parties	(2.691)	(6.406)	(19.933)	(2.743)	(6.051)	(18.570)
			9.328			9.897
9. Fixed assets depreciation		(1.516)			(1.506)	
10. Other operating charges		(122)	(1.638)		(125)	(1.631)
11+12. Provisions			(1.000)			(1.481)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			6.690			6.785

THE SOUTH AFRICAN BANK OF ATHENS LTD

(AMOUNTS IN THOUSAND ZAR)

ASSETS		2003		2002
1. Cash in hand, balances with central banks		22.135		22.813
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities		40.239		31.688
3. Loans and advances to credit institutions				
a. Repayable on demand	33.055		57.392	
b. Other loans and advances	8.790	41.845	4.017	61.409
3A. Reverse Repos				
4. Loans and advances to customers	400.513		339.067	
Less: Provisions for doubtful debts	(14.393)	386.120	(12.311)	326.756
5. Debt securities incl. fixed-income securities				
a. Issued by Government			5.576	
b1. Corporate Bonds				
b2. Issued by other borrowers				5.576
6. Shares and other variable-yield securities		15		15
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets				
10. Tangible assets				
Cost as at 1.1.2003	57.421		55.796	
Less: Depreciation as at 31.12.2003	(40.688)	16.733	(32.378)	23.418
12. Own shares and bonds				
13. Other assets		8.312		5.170
14. Prepayments and accrued income		117		553
TOTAL ASSETS		515.516		477.398

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand	2.377		13.094	
b. Time and at notice	13.200	15.577	55	13.149
2. Amounts owed to customers				
a. Deposits	431.735		406.873	
b. Other debts	657		557	
c. Repos		432.392		407.430
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		10.628		4.182
5. Accrued expenses and deferred income		2.378		1.941
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations	1.740		1.740	
b. Provisions for taxation				
c. Other provisions	3.162	4.902	2.134	3.874
6A. Provisions for general banking risks				
7. Subordinated liabilities		21.000		21.000
EQUITY				
8. Paid-up capital		7.039		5.494
9. Share premium account		61.096		45.642
10. Reserves				
11. Fixed assets revaluation reserve		1.817		779
11a. Fixed asset investment subsidy				
12. Retained earnings		(41.313)		(26.093)
TOTAL LIABILITIES		515.516		477.398

OFF-BALANCE SHEET ITEMS

	2003	2002
1. Contingent liabilities	34.124	26.799
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	43.750	26.711
TOTAL OFF-BALANCE SHEET ITEMS	77.874	53.510

PROFIT AND LOSS ACCOUNT

		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	3.839			3.981		
- Other interest and similar income	60.901	64.740		49.810	53.791	
2. Interest payable and similar charges		(36.517)	28.223		(30.120)	23.671
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income		19.579	19.579		15.933	15.933
			47.802			39.604
5. Commissions expenses			(3.312)			(876)
			44.490			38.728
6. Net profit on financial operations		3.236			2.036	
7. Other operating income		1.930	5.166		1.587	3.623
			49.656			42.351
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(26.703)			(25.594)		
- Social security costs	(321)			(224)		
- Other charges	(4.707)	(31.731)		(3.377)	(29.195)	
b. Other administrative expenses						
- Taxes and duties	(2.265)			(1.575)		
- Service fees	(9.335)			(9.257)		
- Other fees to third parties	(11.955)	(23.555)	(55.286)	(8.028)	(18.860)	(48.055)
			(5.630)			(5.704)
9. Fixed assets depreciation		(8.640)			(8.888)	
10. Other operating charges		1.015	(7.625)		(16)	(8.904)
11+12. Provisions			(3.986)			(3.419)
15. Extraordinary income		2.202				
16. Extraordinary charges		(177)			(556)	
17. Extraordinary profit		(4)	2.021		(1.282)	(1.838)
18. Profit before tax			(15.220)			(19.865)

STOPANSKA BANKA AD

(AMOUNTS IN THOUSAND **MKD**)

ASSETS		2003		2002
1. Cash in hand, balances with central banks		1.533.444		1.838.478
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	9.137.692	9.137.692	7.758.548	7.758.548
3A. Reverse Repos				
4. Loans and advances to customers	13.750.077		10.926.396	
Less: Provisions for doubful debts	(5.180.072)	8.570.005	(4.941.382)	5.985.014
5. Debt securities incl. fixed-income securities				
a. Issued by Government	5.888.788		6.289.598	
b1. Corporate Bonds				
b2. Issued by other borrowers		5.888.788		6.289.598
6. Shares and other variable-yield securities		88.989		63.775
7. Participating interests		11.805		11.908
8. Shares in affiliated undertakings		12.253		12.253
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	304.409		76.929	
Less: Amortisation of intangible assets	(83.478)	220.931	(44.916)	32.013
10. Tangible assets				
Cost as at 1.1.2003	2.642.575		2.780.672	
Less: Depreciation as at 31.12.2003	(1.030.146)	1.612.429	(906.570)	1.874.102
12. Own shares and bonds				
13. Other assets		1.093.025		768.056
14. Prepayments and accrued income		122.644		75.544
TOTAL ASSETS		28.292.005		24.709.289

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand	266.649		253.320	
b. Time and at notice	1.096.489	1.363.138	2.066.605	2.319.925
2. Amounts owed to customers				
a. Deposits	22.570.473		18.113.296	
b. Other debts	135.738		72.502	
c. Repos		22.706.211		18.185.798
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		484.212		465.961
5. Accrued expenses and deferred income		29.744		27.175
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions	188.337	188.337	198.293	198.293
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		3.602.220		3.602.220
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve		(12.143)		(13.809)
11a. Fixed asset investment subsidy				
12. Retained earnings		(69.714)		(76.274)
TOTAL LIABILITIES		28.292.005		24.709.289

OFF-BALANCE SHEET ITEMS

	2003	2002
1. Contingent liabilities	2.579.044	1.584.409
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS	2.579.044	1.584.409

PROFIT AND LOSS ACCOUNT

		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	220.783			304.910		
- Other interest and similar income	717.204	937.987		785.038	1.089.948	
2. Interest payable and similar charges		(675.958)	262.029		(886.675)	203.273
3. Income from securities						
a. Income from shares and other securities	5.229			13		
b. Income from participating interests						
c. Income from affiliated undertakings		5.229			13	
4. Commissions income		546.209	551.438		550.701	550.714
			813.467			753.987
5. Commissions expenses			(42.413)			(62.170)
			771.054			691.817
6. Net profit on financial operations		31.127			45.368	
7. Other operating income		34.628	65.755		79.213	124.581
			836.809			816.398
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(537.874)			(597.126)		
- Social security costs				(4.268)		
- Other charges	(110.302)	(648.176)		(114.016)	(715.410)	
b. Other administrative expenses						
- Taxes and duties	(4.981)			(46.066)		
- Service fees	(139.401)			(353.158)		
- Other fees to third parties	(226.426)	(370.808)	(1.018.984)	(84.101)	(483.325)	(1.198.735)
			(182.175)			(382.337)
9. Fixed assets depreciation		(199.869)			(119.789)	
10. Other operating charges		(4.203)	(204.072)		(301)	(120.090)
11+12. Provisions			(636.617)			(668.708)
15. Extraordinary income		949.906			1.130.004	
16. Extraordinary charges		(33.323)			(83.013)	
17. Extraordinary profit		112.841	1.029.424		47.870	1.094.861
18. Profit before tax			6.560			(76.274)

UNITED BULGARIAN BANK AD

(AMOUNTS IN THOUSAND BGN)

ASSETS		2003		2002
1. Cash in hand, balances with central banks		198.130		107.832
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	38		66.414	
b. Other loans and advances	148.252	148.290	310.038	376.452
3A. Reverse Repos		2.219		26.201
4. Loans and advances to customers	1.088.872		712.222	
Less: Provisions for doubtful debts	(38.860)	1.050.012	(32.504)	679.718
5. Debt securities incl. fixed-income securities				
a. Issued by Government	246.509		277.333	
b1. Corporate Bonds	21.891		23.273	
b2. Issued by other borrowers	16.487	284.887	27.256	327.862
6. Shares and other variable-yield securities		121		41
7. Participating interests		213		213
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses			58	
b. Goodwill				
c. Other intangible assets	31.935		28.374	
Less: Amortisation of intangible assets	(14.532)	17.403	(8.258)	20.174
10. Tangible assets				
Cost as at 1.1.2003	142.774		114.587	
Less: Depreciation as at 31.12.2003	(55.444)	87.330	(43.829)	70.758
12. Own shares and bonds				
13. Other assets		6.533		9.606
14. Prepayments and accrued income		13.519		14.090
TOTAL ASSETS		1.808.657		1.632.947

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand	7.445		4.203	
b. Time and at notice	30.811	38.256	23.229	27.432
2. Amounts owed to customers				
a. Deposits	1.434.121		1.299.703	
b. Other debts	9.499		27.620	
c. Repos	5.055	1.448.675	3.425	1.330.748
3. Debt evidenced by certificates				
a. Debt securities in issue	11.719		11.719	
b. Other		11.719		11.719
4. Other liabilities		5.902		2.785
5. Accrued expenses and deferred income		6.160		4.686
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations	922		921	
b. Provisions for taxation				
c. Other provisions		922		921
6A. Provisions for general banking risks				898
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		75.964		75.964
9. Share premium account				
10. Reserves		24.252		19.488
11. Fixed assets revaluation reserve		18.099		2.909
11a. Fixed asset investment subsidy				
12. Retained earnings		178.708		155.397
TOTAL LIABILITIES		1.808.657		1.632.947

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities	54.411	37.967
2. Commitments arising out for sale and repurchase agreements	13.382	15.493
3. Other off-balance sheet items	1.909.403	3.080.416
TOTAL OFF-BALANCE SHEET ITEMS	1.977.196	3.134.876

PROFIT AND LOSS ACCOUNT		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	14.996			14.429		
- Other interest and similar income	95.717	110.713		70.154	84.583	
2. Interest payable and similar charges		(25.872)	84.841		(17.017)	67.566
3. Income from securities						
a. Income from shares and other securities	210			67		
b. Income from participating interests						
c. Income from affiliated undertakings		210			67	
4. Commissions income		55.599	55.809		45.260	45.327
			140.650			112.893
5. Commissions expenses			(2.559)			(2.076)
			138.091			110.817
6. Net profit on financial operations		19.655			12.288	
7. Other operating income		204	19.859		165	12.453
			157.950			123.270
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(21.078)			(16.797)		
- Social security costs	(5.305)			(4.601)		
- Other charges	(723)	(27.106)		(1.711)	(23.109)	
b. Other administrative expenses						
- Taxes and duties	(6.289)			(6.064)		
- Service fees	(15.960)			(19.405)		
- Other fees to third parties	(13.807)	(36.056)	(63.162)	(11.805)	(37.274)	(60.383)
			94.788			62.887
9. Fixed assets depreciation		(17.757)			(13.263)	
10. Other operating charges		(219)	(17.976)		(353)	(13.616)
11+12. Provisions			(5.526)			(13.015)
15. Extraordinary income		6.639			1.804	
16. Extraordinary charges		(299)			(823)	
17. Extraordinary profit		69	6.409		357	1.338
18. Profit before tax			77.695			37.594

NATIONAL BANK OF GREECE (CYPRUS) LTD

(AMOUNTS IN THOUSAND CYP)

ASSETS		2003		2002
1. Cash in hand, balances with central banks		34.694		28.740
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities		14.089		15.807
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	66.789	66.789	55.242	55.242
3A. Reverse Repos				
4. Loans and advances to customers	404.782		356.731	
Less: Provisions for doubtful debts	(21.611)	383.171	(15.718)	341.013
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds	2.500			
b2. Issued by other borrowers		2.500		
6. Shares and other variable-yield securities		742		654
7. Participating interests		600		400
8. Shares in affiliated undertakings		1		150
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	2.740		2.712	
Less: Amortisation of intangible assets	(2.528)	212	(2.442)	270
10. Tangible assets				
Cost as at 1.1.2003	10.325		10.237	
Less: Depreciation as at 31.12.2003	(2.991)	7.334	(2.750)	7.487
12. Own shares and bonds				
13. Other assets		686		974
14. Prepayments and accrued income		2.048		2.176
TOTAL ASSETS		512.866		452.913

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand	1.042		728	
b. Time and at notice	31.219	32.261	6.453	7.181
2. Amounts owed to customers				
a. Deposits	421.636		392.605	
b. Other debts	2.743		1.573	
c. Repos		424.379		394.178
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		1.394		1.498
5. Accrued expenses and deferred income		3.404		3.998
6. Provisions for liabilities and charges				
a. Provisions for staff,pensions and similar obligations	11.698		10.801	
b. Provisions for taxation				
c. Other provisions	115	11.813	115	10.916
6A. Provisions for general banking risks				
7. Subordinated liabilities		4.984		4.873
EQUITY				
8. Paid-up capital		23.000		23.000
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve		2.400		2.299
11a. Fixed asset investment subsidy				
12. Retained earnings		9.231		4.970
TOTAL LIABILITIES		512.866		452.913

OFF-BALANCE SHEET ITEMS

	2003	2002
1. Contingent liabilities	40.739	39.787
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	97.503	74.683
TOTAL OFF-BALANCE SHEET ITEMS	138.242	114.470

PROFIT AND LOSS ACCOUNT

		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	926			1.331		
- Other interest and similar income	27.257	28.183		27.501	28.832	
2. Interest payable and similar charges		(14.481)	13.702		(15.993)	12.839
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income		3.421	3.421		3.381	3.381
			17.123			16.220
5. Commissions expenses						
			17.123			16.220
6. Net profit on financial operations		972			1.012	
7. Other operating income		1.167	2.139		1.141	2.153
			19.262			18.373
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(6.557)			(6.367)		
- Social security costs	(758)			(723)		
- Other charges	(2.272)	(9.587)		(2.570)	(9.660)	
b. Other administrative expenses						
- Taxes and duties	(37)			(37)		
- Service fees	(1.063)			(853)		
- Other fees to third parties	(895)	(1.995)	(11.582)	(999)	(1.889)	(11.549)
			7.680			6.824
9. Fixed assets depreciation		(409)			(809)	
10. Other operating charges			(409)			(809)
11+12. Provisions			(2.591)			(2.183)
15. Extraordinary income		234				
16. Extraordinary charges						
17. Extraordinary profit			234			
18. Profit before tax			4.914			3.832

NATIONAL SECURITIES CO (CYPRUS) LTD

(AMOUNTS IN THOUSAND CYP)

ASSETS	2003		2002	
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	1		384	
b. Other loans and advances		1	66	450
3A. Reverse Repos				
4. Loans and advances to customers			34	
Less: Provisions for doubtful debts				34
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets				
10. Tangible assets				
Cost as at 1.1.2003				
Less: Depreciation as at 31.12.2003				
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income				
TOTAL ASSETS		1		484

LIABILITIES	2003		2002	
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities				
5. Accrued expenses and deferred income				
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		1		500
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnings				(16)
TOTAL LIABILITIES		1		484

OFF-BALANCE SHEET ITEMS

	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS	0	0

PROFIT AND LOSS ACCOUNT

	2003			2002		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income				55	55	
2. Interest payable and similar charges					(23)	32
3. Income from securities						
a. Income from shares and other securities				4		
b. Income from participating interests						
c. Income from affiliated undertakings					4	
4. Commissions income					36	40
						72
5. Commissions expenses						(10)
						62
6. Net profit on financial operations					(43)	
7. Other operating income					4	(39)
						23
8. General administrative expenses						
a. Staff costs						
- Wages and salaries				(45)		
- Social security costs				(6)		
- Other charges					(51)	
b. Other administrative expenses						
- Taxes and duties				(4)		
- Service fees				(13)		
- Other fees to third parties				(17)	(34)	(85)
						(62)
9. Fixed assets depreciation					(22)	
10. Other operating charges						(22)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit					15	15
18. Profit before tax			0			(69)

NBG MANAGEMENT SERVICES LTD

(AMOUNTS IN THOUSAND EUR)

ASSETS		2003		2002
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	496	496	865	865
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets				
10. Tangible assets				
Cost as at 1.1.2003				
Less: Depreciation as at 31.12.2003				
12. Own shares and bonds				
13. Other assets		1.490		593
14. Prepayments and accrued income				
TOTAL ASSETS		1.986		1.458

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		33		22
5. Accrued expenses and deferred income		8		9
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		75		90
9. Share premium account		572		684
10. Reserves		44		(92)
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnings		1.254		745
TOTAL LIABILITIES		1.986		1.458

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	2	2		3	3	
2. Interest payable and similar charges			2			3
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income						
			2			3
5. Commissions expenses						
			2			3
6. Net profit on financial operations		131			53	
7. Other operating income		1.511	1.642		1.605	1.658
			1.644			1.661
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(1.034)			(1.110)		
- Social security costs						
- Other charges		(1.034)			(1.110)	
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(43)			(50)		
- Other fees to third parties	(25)	(68)	(1.102)	(21)	(71)	(1.181)
			542			480
9. Fixed assets depreciation						
10. Other operating charges						
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			542			480

NBG INTERNATIONAL LTD

(AMOUNTS IN THOUSAND GBP)

ASSETS		2003		2002
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	735		854	
b. Other loans and advances	10.000	10.735	5.577	6.431
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings		6.316		5.889
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets				
10. Tangible assets				
Cost as at 1.1.2003	583		582	
Less: Depreciation as at 31.12.2003	(471)	112	(446)	136
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income		1.068		1.657
TOTAL ASSETS		18.231		14.113

LIABILITIES	2003	2002
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	1.141	277
5. Accrued expenses and deferred income	2.191	1.264
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6A. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	7.000	7.000
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnings	7.899	5.572
TOTAL LIABILITIES	18.231	14.113

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	262	262		223	223	
2. Interest payable and similar charges			262			223
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income		7.866	7.866		4.274	4.274
			8.128			4.497
5. Commissions expenses			(109)			(36)
			8.019			4.461
6. Net profit on financial operations						
7. Other operating income		552	552		490	490
			8.571			4.951
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(3.082)			(2.243)		
- Social security costs	(392)			(301)		
- Other charges	(241)	(3.715)		(212)	(2.756)	
b. Other administrative expenses						
- Taxes and duties	(143)			(253)		
- Service fees	(468)			(394)		
- Other fees to third parties	(450)	(1.061)	(4.776)	(298)	(945)	(3.701)
			3.795			1.250
9. Fixed assets depreciation		(69)			(106)	
10. Other operating charges		(3)	(72)		(3)	(109)
11+12. Provisions			(257)			(397)
15. Extraordinary income		12			251	
16. Extraordinary charges						
17. Extraordinary profit			12			251
18. Profit before tax			3.478			995

NBG INTERNATIONAL INC

(AMOUNTS IN THOUSAND USD)

ASSETS		2003		2002
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	635		928	
b. Other loans and advances	386	1.021	373	1.301
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		3		3
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets				
10. Tangible assets				
Cost as at 1.1.2003	164		226	
Less: Depreciation as at 31.12.2003	(87)	77	(125)	101
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income		25		26
TOTAL ASSETS		1.126		1.431

LIABILITIES	2003	2002
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		
5. Accrued expenses and deferred income	115	170
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6A. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	7.300	7.200
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnings	(6.289)	(5.939)
TOTAL LIABILITIES	1.126	1.431

OFF-BALANCE SHEET ITEMS

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT

PROFIT AND LOSS ACCOUNT	2003			2002		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	5	5		17	17	
2. Interest payable and similar charges			5			17
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income		2.216	2.216		1.807	1.807
			2.221			1.824
5. Commissions expenses			(528)			(314)
			1.693			1.510
6. Net profit on financial operations						
7. Other operating income						
			1.693			1.510
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(1.047)			(1.024)		
- Social security costs	(77)			(57)		
- Other charges	(136)	(1.260)		(142)	(1.223)	
b. Other administrative expenses						
- Taxes and duties	(25)			(42)		
- Service fees	(323)			(385)		
- Other fees to third parties	(390)	(738)	(1.998)	(266)	(693)	(1.916)
			(305)			(406)
9. Fixed assets depreciation		(36)			(57)	
10. Other operating charges			(36)			(57)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges					(63)	
17. Extraordinary profit						(63)
18. Profit before tax			(341)			(526)

NBGI PRIVATE EQUITY LTD

(AMOUNTS IN THOUSAND GBP)

ASSETS		**2003**		**2002**
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	242		250	
b. Other loans and advances		242		250
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets				
10. Tangible assets				
Cost as at 1.1.2003	22		19	
Less: Depreciation as at 31.12.2003	(17)	5	(11)	8
12. Own shares and bonds				
13. Other assets				32
14. Prepayments and accrued income		125		41
TOTAL ASSETS		372		331

LIABILITIES	**2003**	**2002**
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	50	50
5. Accrued expenses and deferred income	224	180
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6A. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	100	100
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnings	(2)	1
TOTAL LIABILITIES	372	331

OFF-BALANCE SHEET ITEMS

	2003	**2002**
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT

		2003			**2002**	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	2	2		5	5	
2. Interest payable and similar charges			2			5
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income		2.940	2.940		1.987	1.987
			2.942			1.992
5. Commissions expenses			(917)			(828)
			2.025			1.164
6. Net profit on financial operations						
7. Other operating income		60	60			
			2.085			1.164
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(1.038)			(657)		
- Social security costs	(123)			(74)		
- Other charges	(47)	(1.208)		(45)	(776)	
b. Other administrative expenses						
- Taxes and duties	(45)			(33)		
- Service fees	(424)			(290)		
- Other fees to third parties	(398)	(867)	(2.075)	(54)	(377)	(1.153)
			10			11
9. Fixed assets depreciation		(7)			(6)	
10. Other operating charges			(7)			(6)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			3			5

NBGI FINANCE PLC

(AMOUNTS IN THOUSAND EUR)

ASSETS	2003		2002	
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	218		96	
b. Other loans and advances	1.100.000	1.100.218	750.000	750.096
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	2.728		2.705	
Less: Amortisation of intangible assets	(824)	1.904	(282)	2.423
10. Tangible assets				
Cost as at 1.1.2003				
Less: Depreciation as at 31.12.2003				
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income		3.322		400
TOTAL ASSETS		1.105.444		752.919

LIABILITIES	2003		2002	
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice	1.838	1.838	2.363	2.363
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		74		13
5. Accrued expenses and deferred income		3.252		416
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6A. Provisions for general banking risks				
7. Subordinated liabilities		1.100.000		750.000
EQUITY				
8. Paid-up capital		94		94
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnings		186		31
TOTAL LIABILITIES		1.105.444		752.919

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT	2003			2002		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	31.965	31.965		19.563	19.563	
2. Interest payable and similar charges		(31.121)	844		(19.035)	528
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income						
			844			528
5. Commissions expenses						
			844			528
6. Net profit on financial operations						
7. Other operating income						
			844			528
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees				(26)		
- Other fees to third parties	(80)	(80)	(80)	(20)	(46)	(46)
			764			482
9. Fixed assets depreciation		(542)			(460)	
10. Other operating charges			(542)			(460)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			222			22

INTERLEASE AD SOFIA

(AMOUNTS IN THOUSAND BGN)

ASSETS		2003		2002
1. Cash in hand, balances with central banks		7		4
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	3.362		3.199	
b. Other loans and advances		3.362	844	4.043
3A. Reverse Repos				
4. Loans and advances to customers	2.095		2.249	
Less: Provisions for doubful debts	(922)	1.173	(1.449)	800
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds	100		100	
b2. Issued by other borrowers		100		100
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	131		93	
Less: Amortisation of intangible assets	(51)	80	(33)	60
10. Tangible assets				
Cost as at 1.1.2003	191.715		104.045	
Less: Depreciation as at 31.12.2003	(49.825)	141.890	(25.057)	78.988
12. Own shares and bonds				
13. Other assets		2.476		1.472
14. Prepayments and accrued income		280		148
TOTAL ASSETS		149.368		85.615

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice	104.492	104.492	60.739	60.739
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		41.509		24.430
5. Accrued expenses and deferred income		182		105
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		3.475		3.475
9. Share premium account		153		153
10. Reserves				
11. Fixed assets revaluation reserve		13		32
11a. Fixed asset investment subsidy				
12. Retained earnings		(456)		(3.319)
TOTAL LIABILITIES		149.368		85.615

OFF-BALANCE SHEET ITEMS

	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	8.138	2.940
TOTAL OFF-BALANCE SHEET ITEMS	8.138	2.940

PROFIT AND LOSS ACCOUNT

		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	8			4		
- Other interest and similar income	40.010	40.018		21.980	21.984	
2. Interest payable and similar charges		(3.644)	36.374		(2.628)	19.356
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income		1.181	1.181		555	555
			37.555			19.911
5. Commissions expenses						
			37.555			19.911
6. Net profit on financial operations		65			180	
7. Other operating income			65		14	194
			37.620			20.105
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(516)			(408)		
- Social security costs	(105)			(64)		
- Other charges		(621)			(472)	
b. Other administrative expenses						
- Taxes and duties	(388)					
- Service fees	(371)			(302)		
- Other fees to third parties	(472)	(1.231)	(1.852)	(438)	(740)	(1.212)
			35.768			18.893
9. Fixed assets depreciation		(31.989)			(16.539)	
10. Other operating charges			(31.989)			(16.539)
11+12. Provisions			(469)			(714)
15. Extraordinary income		118			125	
16. Extraordinary charges						
17. Extraordinary profit		(151)	(33)			125
18. Profit before tax			3.277			1.765

ETEBA BULGARIA AD

(AMOUNTS IN THOUSAND BGN)

ASSETS		2003		2002
1. Cash in hand, balances with central banks				2
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand			116	
b. Other loans and advances	732	732	696	812
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				130
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	42		42	
Less: Amortisation of intangible assets	(42)	0	(21)	21
10. Tangible assets				
Cost as at 1.1.2003	26		26	
Less: Depreciation as at 31.12.2003	(26)	0	(12)	14
12. Own shares and bonds				
13. Other assets		28		39
14. Prepayments and accrued income		1		1
TOTAL ASSETS		761		1.019

LIABILITIES	2003	2002
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	11	118
5. Accrued expenses and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6A. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	1.150	1.150
9. Share premium account		
10. Reserves	31	35
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnings	(431)	(284)
TOTAL LIABILITIES	761	1.019

OFF-BALANCE SHEET ITEMS

	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		1.450
TOTAL OFF-BALANCE SHEET ITEMS	0	1.450

PROFIT AND LOSS ACCOUNT

		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities				3		
- Other interest and similar income	20	20		28	31	
2. Interest payable and similar charges			20			31
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income		5	5		67	67
			25			98
5. Commissions expenses						
			25			98
6. Net profit on financial operations		3			24	
7. Other operating income			3			24
			28			122
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(27)			(67)		
- Social security costs	(4)			(10)		
- Other charges		(31)			(77)	
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(82)			(153)		
- Other fees to third parties	(15)	(97)	(128)	(14)	(167)	(244)
			(100)			(122)
9. Fixed assets depreciation		(29)			(13)	
10. Other operating charges			(29)			(13)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit		(18)	(18)			
18. Profit before tax			(147)			(135)

ETEBA ROMANIA SA

(AMOUNTS IN THOUSAND ROL)

ASSETS		2003		2002
1. Cash in hand, balances with central banks		5.273		4.618
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	4.497.027		4.101.735	
b. Other loans and advances	13.563.062	18.060.089	4.171.089	8.272.824
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		*29.350*		19.350
7. Participating interests				
8. Shares in affiliated undertakings		3.566.200		3.566.200
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	783.769		783.768	
Less: Amortisation of intangible assets	(749.614)	34.155	(628.299)	155.469
10. Tangible assets				
Cost as at 1.1.2003	2.189.192		2.526.221	
Less: Depreciation as at 31.12.2003	(1.860.400)	328.792	(1.950.118)	576.103
12. Own shares and bonds				
13. Other assets		617.315		909.076
14. Prepayments and accrued income		119.839		23.411
TOTAL ASSETS		22.761.013		13.527.051

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		11.870.765		659.330
5. Accrued expenses and deferred income				
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and *similar obligations*				
b. Provisions for taxation				
c. Other provisions	35.059	35.059	35.058	35.058
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		21.218.900		21.218.900
9. Share premium account				
10. Reserves		61.297		12.920
11. Fixed assets revaluation reserve		243.054		243.054
11a. Fixed asset investment subsidy				
12. Retained earnings		(10.668.062)		(8.642.211)
TOTAL LIABILITIES		22.761.013		13.527.051

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	228.700	228.700		417.943	417.943	
2. Interest payable and similar charges		(243)	228.457		(12)	417.931
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income		6.927.702	6.927.702		6.629.981	6.629.981
			7.156.159			7.047.912
5. Commissions expenses			(1.237.353)			(1.388.558)
			5.918.806			5.659.354
6. Net profit on financial operations		931.462			1.038.074	
7. Other operating income		18	931.480		7.417	1.045.491
			6.850.286			6.704.845
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(3.456.944)			(1.791.327)		
- Social security costs	(959.941)			(495.470)		
- Other charges	(40.425)	(4.457.310)		(40.270)	(2.327.067)	
b. Other administrative expenses						
- Taxes and duties	(93.989)			(106.232)		
- Service fees	(2.564.139)			(2.392.045)		
- Other fees to third parties	(1.414.108)	(4.072.236)	(8.529.546)	(2.458.705)	(4.956.982)	(7.284.049)
			(1.679.260)			(579.204)
9. Fixed assets depreciation		(395.205)			(771.692)	
10. Other operating charges			(395.205)			(771.692)
11+12. Provisions						
15. Extraordinary income					89	
16. Extraordinary charges					(122)	
17. Extraordinary profit						(33)
18. Profit before tax			(2.074.465)			(1.350.929)

ETEBA ADVISORY SRL

(AMOUNTS IN THOUSAND ROL)

ASSETS		2003		2002
1. Cash in hand, balances with central banks		1.752		15.752
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	2.115		107.885	
b. Other loans and advances		2.115		107.885
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	10.272		10.272	
Less: Amortisation of intangible assets	(10.272)	0	(9.416)	856
10. Tangible assets				
Cost as at 1.1.2003	295.371		296.454	
Less: Depreciation as at 31.12.2003	(223.471)	71.900	(165.480)	130.974
12. Own shares and bonds				
13. Other assets		22.573		47.018
14. Prepayments and accrued Income				
TOTAL ASSETS		98.340		302.485

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		25.427		655.310
5. Accrued expenses and deferred income				
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions	15.927	15.927	15.927	15.927
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		3.566.200		2.918.400
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnings		(3.509.214)		(3.287.152)
TOTAL LIABILITIES		98.340		302.485

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	1.764	1.764		22.060	22.060	
2. Interest payable and similar charges			1.764			22.060
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income		470.292	470.292		1.247.187	1.247.187
			472.056			1.269.247
5. Commissions expenses			(4.190)			(10.950)
			467.866			1.258.297
6. Net profit on financial operations		(97)			240	
7. Other operating income			(97)			240
			467.769			1.258.537
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(353.967)			(1.427.277)		
- Social security costs	(67.866)			(148.933)		
- Other charges	(1.154)	(422.987)		(29.178)	(1.605.388)	
b. Other administrative expenses						
- Taxes and duties	(2.011)			(19.513)		
- Service fees	(160.230)			(566.099)		
- Other fees to third parties	(44.673)	(206.914)	(629.901)	(43.974)	(629.586)	(2.234.974)
			(162.132)			(976.437)
9. Fixed assets depreciation		(59.930)			(62.498)	
10. Other operating charges			(59.930)			(62.498)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(222.062)			(1.038.935)

ETEBA EMERGING MARKETS FUND LTD

(AMOUNTS IN THOUSAND EUR)

ASSETS		2003		2002
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	146	146	145	145
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses	13		13	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets	(11)	2	(11)	2
10. Tangible assets				
Cost as at 1.1.2003				
Less: Depreciation as at 31.12.2003				
11. Subscribed capital unpaid		*2.788*		*2.788*
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income				
TOTAL ASSETS		2.936		2.935

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		8		8
5. Accrued expenses and deferred income				
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and *similar obligations*				
b. Provisions for taxation				
c. Other provisions				
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		147		147
Due capital		2.788		2.788
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		(7)		(8)
TOTAL LIABILITIES		2.936		2.935

OFF-BALANCE SHEET ITEMS

	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT

		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	2	2		3	3	
2. Interest payable and similar charges			2			3
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income						
			2			3
5. Commissions expenses						
			2			3
6. Net profit on financial operations						
7. Other operating income						
			2			3
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- *Service fees*						
- Other fees to third parties	(1)	(1)	(1)	(11)	(11)	(11)
			1			(8)
9. Fixed assets depreciation					(3)	
10. Other operating charges						(3)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			1			(11)

ETEBA ESTATE FUND LTD

(AMOUNTS IN THOUSAND EUR)

ASSETS		2003		2002
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	**145**	145	143	143
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses	13		13	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets	**(10)**	3	(10)	3
10. Tangible assets				
Cost as at 1.1.2003				
Less: Depreciation as at 31.12.2003				
11. Subscribed capital unpaid		2.788		2.788
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income				
TOTAL ASSETS		**2.936**		**2.934**

LIABILITIES	2003	2002
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	8	7
5. Accrued expenses and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6A. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	**147**	147
Due capital	**2.788**	2.788
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	**(7)**	(8)
TOTAL LIABILITIES	**2.936**	**2.934**

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	**2**	**2**		3	3	
2. Interest payable and similar charges			**2**			3
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income						
			2			3
5. Commissions expenses						
			2			3
6. Net profit on financial operations						
7. Other operating income						
			2			3
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(1)	(1)	(1)	(11)	(11)	(11)
			1			(8)
9. Fixed assets depreciation					(3)	
10. Other operating charges						(3)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			**1**			**(11)**

ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD

(AMOUNTS IN THOUSAND EUR)

ASSETS	2003		2002	
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	1	1	1	1
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses	4		4	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets	(3)	1	(3)	1
10. Tangible assets				
Cost as at 1.1.2003				
Less: Depreciation as at 31.12.2003				
11. Subscribed capital unpaid				
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income				
TOTAL ASSETS		2		2

LIABILITIES	2003		2002	
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		8		7
5. Accrued expenses and deferred income				
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		18		18
Due capital				
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		(24)		(23)
TOTAL LIABILITIES		2		2

OFF-BALANCE SHEET ITEMS

	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT

	2003			2002		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income						
2. Interest payable and similar charges						
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income						
5. Commissions expenses						
6. Net profit on financial operations						
7. Other operating income						
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(1)	(1)	(1)	(8)	(8)	(8)
			(1)			(8)
9. Fixed assets depreciation					(2)	
10. Other operating charges						(2)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(1)			(10)

NBG BALKAN FUND LTD

(AMOUNTS IN THOUSAND EUR)

ASSETS	2003		2002	
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	7			
b. Other loans and advances		7		
3A. Reverse Repos		5.469		85
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government			1.559	
b1. Corporate Bonds				
b2. Issued by other borrowers				1.559
6. Shares and other variable-yield securities				
7. Participating interests				4.055
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses	57		57	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets	(57)	0	(46)	11
10. Tangible assets				
Cost as at 1.1.2003				
Less: Depreciation as at 31.12.2003				
11. Subscribed capital unpaid		8.804		8.804
12. Own shares and bonds				
13. Other assets		76		76
14. Prepayments and accrued income				61
TOTAL ASSETS		14.356		14.651

LIABILITIES	2003		2002	
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		1		1
5. Accrued expenses and deferred income		3		9
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		5.869		5.869
Due capital		8.804		8.804
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		(321)		(32)
TOTAL LIABILITIES		14.356		14.651

OFF-BALANCE SHEET ITEMS

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT

PROFIT AND LOSS ACCOUNT	2003			2002		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	4			78		
- Other interest and similar income	57	61		2	80	
2. Interest payable and similar charges			61			80
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income						
			61			80
5. Commissions expenses						
			61			80
6. Net profit on financial operations		1			(30)	
7. Other operating income			1			(30)
			62			50
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(37)	(37)	(37)	(212)	(212)	(212)
			25			(162)
9. Fixed assets depreciation		(11)			(11)	
10. Other operating charges		(4)	(15)			(11)
11+12. Provisions			(299)			
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(289)			(173)

NBG GREEK FUND LTD

(AMOUNTS IN THOUSAND EUR)

ASSETS		2003		2002
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	2			
b. Other loans and advances	8.711	8.713	8.398	8.398
3A. Reverse Repos				
4. Loans and advances to customers	209		411	
Less: Provisions for doubful debts		209		411
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests		6.372		6.372
8. Shares in affiliated undertakings		4.304		717
9. Intangible assets				
a. Establishment and formation expenses	61		61	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets	(61)	0	(48)	13
10. Tangible assets				
Cost as at 1.1.2003				
Less: Depreciation as at 31.12.2003				
11. Subscribed capital unpaid		22.092		25.679
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income				
TOTAL ASSETS		41.690		41.590

LIABILITIES	2003	2002
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	990	
5. Accrued expenses and deferred income	4	10
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and *similar obligations*		
b. Provisions for taxation		
c. Other provisions		
6A. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	21.929	18.342
Due capital	22.092	25.679
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(3.325)	(2.441)
TOTAL LIABILITIES	41.690	41.590

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	225	225		226	226	
2. Interest payable and similar charges			225			226
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income						
			225			226
5. Commissions expenses						
			225			226
6. Net profit on financial operations					368	
7. Other operating income						368
			225			594
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(1.015)	(1.015)	(1.015)	(1.160)	(1.160)	(1.160)
			(790)			(566)
9. Fixed assets depreciation		(13)			(12)	
10. Other operating charges		(2)	(15)		(4)	(16)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit		(79)	(79)		(36)	(36)
18. Profit before tax			(884)			(618)

NBGI JERSEY LTD

(AMOUNTS IN THOUSAND USD)

ASSETS	2003		2002	
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	8		8	
b. Other loans and advances		8		8
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets				
10. Tangible assets				
Cost as at 1.1.2003				
Less: Depreciation as at 31.12.2003				
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income				
TOTAL ASSETS		8		8

LIABILITIES	2003		2002	
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities				
5. Accrued expenses and deferred income		60		41
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital				
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnings		(52)		(33)
TOTAL LIABILITIES		8		8

OFF-BALANCE SHEET ITEMS

	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT

	2003			2002		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income				2	2	
2. Interest payable and similar charges						2
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income						
						2
5. Commissions expenses						
						2
6. Net profit on financial operations						
7. Other operating income						
						2
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(13)	(13)	(13)	(29)	(29)	(29)
			(13)			(27)
9. Fixed assets depreciation						
10. Other operating charges						
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(13)			(27)

NBG LUXEMBOURG HOLDING SA

(AMOUNTS IN THOUSAND EUR)

ASSETS	2003	2002
1. Cash in hand, balances with central banks	296	102
2. Treasury bills and other bills eligible for refinancing with central banks		
a. Treasury bills and similar securities		
3. Loans and advances to credit institutions		
a. Repayable on demand		
b. Other loans and advances		
3A. Reverse Repos		
4. Loans and advances to customers		
Less: Provisions for doubtful debts		
5. Debt securities incl. fixed-income securities		
a. Issued by Government		
b1. Corporate Bonds		
b2. Issued by other borrowers		
6. Shares and other variable-yield securities	38	37
7. Participating interests		
8. Shares in affiliated undertakings		
9. Intangible assets		
a. Establishment and formation expenses		
b. Goodwill		
c. Other intangible assets		
Less: Amortisation of intangible assets		
10. Tangible assets		
Cost as at 1.1.2003		
Less: Depreciation as at 31.12.2003		
12. Own shares and bonds		
13. Other assets		
14. Prepayments and accrued income	235	98
TOTAL ASSETS	569	237

LIABILITIES	2003	2002
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		
5. Accrued expenses and deferred income	142	55
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6A. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	75	75
9. Share premium account		
10. Reserves	5	
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnings	347	107
TOTAL LIABILITIES	569	237

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT	2003			2002		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	4	4		2	2	
2. Interest payable and similar charges			4			2
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income		625	625		311	311
			629			313
5. Commissions expenses			(277)			(161)
			352			152
6. Net profit on financial operations						
7. Other operating income						
			352			152
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(107)			(29)		
- Other fees to third parties		(107)	(107)		(29)	(29)
			245			123
9. Fixed assets depreciation						
10. Other operating charges						
11+12. Provisions			1			(13)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			246			110

NBG LUXFINANCE HOLDING SA

(AMOUNTS IN THOUSAND EUR)

ASSETS	2003	2002
1. Cash in hand, balances with central banks	924	453
2. Treasury bills and other bills eligible for refinancing with central banks		
a. Treasury bills and similar securities		
3. Loans and advances to credit institutions		
a. Repayable on demand		
b. Other loans and advances		
3A. Reverse Repos		
4. Loans and advances to customers		
Less: Provisions for doubtful debts		
5. Debt securities incl. fixed-income securities		
a. Issued by Government		
b1. Corporate Bonds		
b2. Issued by other borrowers		
6. Shares and other variable-yield securities	48	47
7. Participating interests		
8. Shares in affiliated undertakings		
9. Intangible assets		
a. Establishment and formation expenses		
b. Goodwill		
c. Other intangible assets		
Less: Amortisation of intangible assets		
10. Tangible assets		
Cost as at 1.1.2003		
Less: Depreciation as at 31.12.2003		
12. Own shares and bonds		
13. Other assets		
14. Prepayments and accrued income	309	278
TOTAL ASSETS	1.281	778

LIABILITIES	2003	2002
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		
5. Accrued expenses and deferred income	186	165
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6A. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	75	75
9. Share premium account		
10. Reserves	7	4
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnings	1.013	534
TOTAL LIABILITIES	1.281	778

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	15	15		9	9	
2. Interest payable and similar charges			15			9
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income		1.165	1.165		1.096	1.096
			1.180			1.105
5. Commissions expenses			(667)			(622)
			513			483
6. Net profit on financial operations						
7. Other operating income						
			513			483
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(32)			(25)		
- Other fees to third parties		(32)	(32)		(25)	(25)
			481			458
9. Fixed assets depreciation						
10. Other operating charges						
11+12. Provisions			1			(5)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			482			453

NBG ASSET MANAGEMENT SAS

(AMOUNTS IN THOUSAND EUR)

ASSETS		2003		2002
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	1		3	
b. Other loans and advances		1		3
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		53		53
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets				
10. Tangible assets				
Cost as at 1.1.2003				
Less: Depreciation as at 31.12.2003				
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income				
TOTAL ASSETS		54		56

LIABILITIES	2003	2002
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		
5. Accrued expenses and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6A. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	55	55
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnings	(1)	1
TOTAL LIABILITIES	54	56

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income				1	1	
2. Interest payable and similar charges						1
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income						
						1
5. Commissions expenses						
						1
6. Net profit on financial operations						
7. Other operating income						
						1
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- *Other charges*						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(2)	(2)	(2)			
			(2)			1
9. Fixed assets depreciation						
10. Other operating charges						
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(2)			1

NBG INTERNATIONAL ASSET MANAGEMENT SAS

(AMOUNTS IN THOUSAND EUR)

ASSETS		2003		2002
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	17			
b. Other loans and advances		17		
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		1.246		1.515
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangible assets				
10. Tangible assets				
Cost as at 1.1.2003				
Less: Depreciation as at 31.12.2003				
12. Own shares and bonds				
13. Other assets		45		39
14. Prepayments and accrued income				
TOTAL ASSETS		1.308		1.554

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand			221	
b. Time and at notice				221
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities				
5. Accrued expenses and deferred income				
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions			10	10
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		1.500		1.500
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnings		(192)		(177)
TOTAL LIABILITIES		1.308		1.554

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income				24	24	
2. Interest payable and similar charges						24
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income		14	14		10	10
			14			34
5. Commissions expenses						
			14			34
6. Net profit on financial operations		5				
7. Other operating income			5			
			19			34
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(34)	(34)	(34)	(211)	(211)	(211)
			(15)			(177)
9. Fixed assets depreciation						
10. Other operating charges						
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(15)			(177)

NBG FUNDING LTD

(AMOUNTS IN THOUSAND EUR)

ASSETS		2003	2002
1. Cash in hand, balances with central banks			
2. Treasury bills and other bills eligible for refinancing with central banks			
a. Treasury bills and similar securities			
3. Loans and advances to credit institutions			
a. Repayable on demand	14		
b. Other loans and advances		14	
3A. Reverse Repos			
4. Loans and advances to customers			
Less: Provisions for doubtful debts			
5. Debt securities incl. fixed-income securities			
a. Issued by Government			
b1. Corporate Bonds	350.000		
b2. Issued by other borrowers		350.000	
6. Shares and other variable-yield securities			
7. Participating interests			
8. Shares in affiliated undertakings			
9. Intangible assets			
a. Establishment and formation expenses			
b. Goodwill			
c. Other intangible assets			
Less: Amortisation of intangible assets			
10. Tangible assets			
Cost as at 1.1.2003			
Less: Depreciation as at 31.12.2003			
12. Own shares and bonds			
13. Other assets			
14. Prepayments and accrued income		3.045	
TOTAL ASSETS		353.059	0

LIABILITIES	2003	2002
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		
5. Accrued expenses and deferred income	3.022	
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6A. Provisions for general banking risks		
7. Subordinated liabilities	350.000	
EQUITY		
8. Paid-up capital	10	
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnings	27	
TOTAL LIABILITIES	353.059	0

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS	0	0

PROFIT AND LOSS ACCOUNT	2003			2002		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	6.600					
- Other interest and similar income		6.600				
2. Interest payable and similar charges		(6.567)	33			
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions income						
			33			
5. Commissions expenses						
			33			
6. Net profit on financial operations						
7. Other operating income						
			33			
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(6)	(6)	(6)			
			27			
9. Fixed assets depreciation						
10. Other operating charges						
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			27			0

BANCA ROMANEASCA SA

(AMOUNTS IN THOUSAND ROL)

ASSETS		2003		2002
1. Cash in hand, balances with central banks		1.638.379.494		1.484.716.877
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities		108.653.799		131.461.524
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	987.583.961	987.583.961	665.085.577	665.085.577
3A. Reverse Repos				
4. Loans and advances to customers	3.591.373.200		2.104.850.826	
Less: Provisions for doubtful debts	(155.000.000)	3.436.373.200	(64.124.544)	2.040.726.282
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		2.592.163		1.884.977
7. Participating interests		8.278.400		7.680.000
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	22.661.711		17.465.852	
Less: Amortisation of intangible assets	(8.066.582)	14.595.129	(4.839.630)	12.626.222
10. Tangible assets				
Cost as at 1.1.2003	239.064.874		201.873.270	
Less: Depreciation as at 31.12.2003	(65.416.070)	173.648.804	(48.182.539)	153.690.731
12. Own shares and bonds				
13. Other assets		45.876.693		23.162.548
14. Prepayments and accrued income		30.342.367		38.924.441
TOTAL ASSETS		6.446.324.010		4.559.959.179

LIABILITIES		2003		2002
1. Amounts owed to credit institutions				
a. Repayable on demand	1.617.057.505		1.400.358.324	
b. Time and at notice		1.617.057.505		1.400.358.324
2. Amounts owed to customers				
a. Deposits	3.523.157.690		2.155.256.748	
b. Other debts				
c. Repos		3.523.157.690		2.155.256.748
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other	527.526.034	527.526.034	346.997.498	346.997.498
4. Other liabilities		22.158.362		20.333.913
5. Accrued expenses and deferred income		48.008.075		30.018.978
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation	15.139.367			
c. Other provisions		15.139.367		
6A. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		445.000.000		345.000.000
9. Share premium account		200		200
10. Reserves		202.022.229		261.993.518
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnings		46.254.548		
TOTAL LIABILITIES		6.446.324.010		4.559.959.179

OFF-BALANCE SHEET ITEMS	2003	2002
1. Contingent liabilities	779.324.193	568.101.842
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS	779.324.193	568.101.842

PROFIT AND LOSS ACCOUNT		2003			2002	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	21.799.537			32.915.352		
- Other interest and similar income	727.719.979	749.519.516		569.246.325	602.161.677	
2. Interest payable and similar charges		(346.960.726)	402.558.790		(290.718.484)	311.443.193
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests	2.465.980			2.679.444		
c. Income from affiliated undertakings		2.465.980			2.679.444	
4. Commissions income		372.965.541	375.431.521		305.033.161	307.712.605
			777.990.311			619.155.798
5. Commissions expenses			(55.863.884)			(28.295.138)
			722.126.427			590.860.660
6. Net profit on financial operations		52.439.300			49.936.920	
7. Other operating income		4.989.329	57.428.629		5.460.598	55.397.518
			779.555.056			646.258.178
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(178.361.839)			(153.813.914)		
- Social security costs	(62.391.223)			(44.750.353)		
- Other charges	(3.300.777)	(244.053.839)		(3.899.499)	(202.463.766)	
b. Other administrative expenses						
- Taxes and duties	(14.072.281)			(11.898.787)		
- Service fees	(92.066.792)			(85.436.516)		
- Other fees to third parties	(116.660.029)	(222.799.102)	(466.852.941)	(90.884.064)	(188.219.367)	(390.683.133)
			312.702.115			255.575.045
9. Fixed assets depreciation		(24.800.877)			(19.453.294)	
10. Other operating charges		(229.199)	(25.030.076)			(19.453.294)
11+12. Provisions			(87.946.354)			(32.276.300)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			199.725.685			203.845.451

13. 4 Appendices

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
OF NATIONAL BANK OF GREECE S.A.
(In accordance with the provisions of Codified Law 2190/1920, as currently in force)

In accordance with the provisions of Codified Law 2190/1920 and especially the provision of articles 43α and 129, as well as the provisions and articles, which they refer to, we provide the following information concerning the Bank's financial position as at 31/12/2003.

I) INFORMATION REGARDING THE STATUTORY PREPARATION AND STRUCTURE OF THE FINANCIAL STATEMENTS

Article 42α par.3: Departure from the relevant provisions for the preparation of the annual Financial Statements which was considered necessary for the presentation of the true and fair position as required by the provision of par. 2 of this article.

None

Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

Since the year ended 31 12 1994, the structure and presentation of the Balance Sheet is in accordance with the Chart of Accounts for Banks.

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

Article 42β par.4: Condensation of Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None.

Article 42β par.5: Adjustments of prior year balances in order to be uniform and comparable with the corresponding balances of the current period.

Certain items in the financial statements of 31.12.2002 were reclassified in order to be comparable with the corresponding items in the financial statements of 31.12.2003. The adjustments made are as follows:

Balance Sheet Accounts
Increase:
Item 3 Assets «Loans and advances to credit institutions» € 4 410 915 thousand
Item 1 Liabilities «Amounts owed to credit institutions» € 4 789 010 thousand
Item 2 Liabilities «Amounts owed to customers» € 29 thousand
Decrease:
Item 3 Assets «Reverse Repos» € 4 410 915 thousand
Item 2 Liabilities «Amounts owed to customers» € 4 789 010 thousand
Item 4 Liabilities «Other liabilities» € 29 thousand
Profit and Loss Account:
Decrease
Item 1 «Interest receivable and similar income» € 8 239 thousand
Item 2 «Interest payable and similar charges» € 13 125 thousand
Item 5 «Commissions payable» € 3 964 thousand
Item 6 «Net profit on financial operations» € 8 850 thousand

II) INFORMATION REGARDING THE VALUATION OF ASSETS

Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

a) In view of the transition to International Financial Reporting Standards, the Bank revalued in 2003, land and buildings to their fair values based on the provisions of Article 15 of Law 3229/2004,revalued in 2003, land and buildings to their fair values .The valuation was performed by independent qualified valuers in accordance with the provisions of International Accounting Standard 16 and resulted to a revaluation surplus of € 436 997 thousand (land € 304 191 thousand and buildings € 132 806 thousand).
The method of calculating depreciation remains unchanged since the prior year. Annual depreciation is calculated by applying a constant rate for the cost of the building as at 31/12/2003 (acquisition cost plus improvements less impairment). In the current year the depreciation percentage of hotel premises has changed from auction –6% from 8%-according to the Presidential Decree 299/4.11.2003.

Depreciation on "Buildings – Improvements on third party property" has been calculated based on the term of the lease in accordance with applicable law.
No depreciation was charged on idle assets during the year.
If all assets were depreciated, the profit and loss for the year would have been charged with an additional amount of € 1 500 thousand.
The remaining tangible fixed assets (furniture, motor vehicles etc.) are carried at acquisition cost.
Depreciation of furniture-equipment, cars and other motor vehicles was calculated at 31/12/2003,based on their acquisition cost. *Depreciation is charged from the month of operation.*
Tangible fixed assets of foreign branches were depreciated in accordance with the local law.

b) The portfolio valuation was performed at the lower price per unit between current and cost prices according to Article 15 of Law 3229/2004,excluding the Group companies which are included in the Consolidated Financial Statements.
It is noted that the value of unquoted equity shares and debt securities, amounted to € 1 009 670 thousand.

c) In the closing period a loss entry of has been made in Reserve Accounts € 144 210 thousand, derived from the sale and intraday repurchase of securities(listed shares € 8 815 thousand and other securities € 135 395 thousand) for adjusting their cost value to current value, according to N 297/2432/25.06.98 judgement of ESYL and N 642/1432/09.01.02 letter of Ministry of Finance.

d) The following readjustments in shares value have taken place:

- OLYMPIAS — Reduction of accounting value of € 7 020,2 as a correction entry.
- OLYMPIAS — Full depreciation of € 3 561 057,90 because it merged with NBG.
- EAMKTE — Full depreciation of € 14 639 111,37 because it merged with NBG.
- AEEXTME — Full depreciation of € 2 984 089,17 because it merged with NBG.
- ELEBME — Reduction of accounting value of € 66 588 as a result of temporary liquidation .
- ETEBA Bulgaria — Increase of accounting value of USD 10 939,02 as a correction entry.
- ETEBA Romania — Increase of accounting value of € 150 as a correction entry.

e) The results of each year are affected by the expenses for the year and the income earned during the year. Specifically it is stated that:

d1) Interest on performing and fixed term loans up to December 31, are recorded in the profit and loss account of the year.
d2) Interest and commissions on discounted notes were accounted for on the date of the discount.
d3) For the accrual of the interest incurred in the above cases, the limitations imposed by the provisions of Law 2076/1992 (article 27) were taken into consideration.
d4) The Bank implements Article 12 of Law 2601/78 and the circular 13350/24.4.98 of the Ministry of Finance regarding the calculation of interest on interest accruals.
d5) In the case of non-performing loans, interest is accrued and recorded as income of the year, only if it is paid.
d6) Commissions on letters of guarantee are accrued every 3 months from the date of their issuance.

Article 43α par.1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into euro and accounting treatment of exchange differences.

a) The incorporation of foreign branches into the Bank's Balance Sheet took place after Balance Sheets compiled by branches abroad, were translated into euros based on the official rates of exchange prevailing on the Balance sheet date by reference to the E.C.B. official rates of exchange.
b) Profit for the year was transferred to reserves as required by article 1 par. 2.3.3 of the PD 384/31.12.92.
c) Advances and amounts owed by the Bank in foreign currencies were translated into euros on the basis of the official rates of exchange prevailing on the Balance sheet date by reference to the E.C.B. official rates of exchange. The resultant differences are included in the profit and loss for the year.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets, which took place during the year in accordance with a special law and details on the movement of the account "revaluations differences".

According to article 15 of Law 3229/2004 in 2003 there has been revaluation of the net book value of land and buildings, resulted to an increase in cost by € 436 997 thousand, which was set off against differences that resulted from the valuation in shares and securities in the per unit lower price between cost and current value of investment and trading portfolio of the Bank of € 54 060 thousand. As a consequence of that revaluation, income for 2003 has not been negatively influenced by additional depreciation.

III) INFORMATION REGARDING CERTAIN POSITIONS IN THE BALANCE SHEET
Article 129 L.2190/1920 & par.4.1.502 of article 1 of P.D. 384/31.12.92)

<u>ASSETS</u>

POSITION 2
Treasury bills and other bills eligible for refinancing by the Central Bank.

a) There are no subordinated bills.
b) There are no amounts due from affiliated and associated companies.

POSITION 3
Due from financial institutions.

a) There are no subordinated assets. Deposits held in other Group banks amount to € 182 113 thousand.
b) Loans to financial institutions amount to € 11 593 thousand and are analysed as follows:

up to 3 months	€	4 092 thousand
3 months to 1 year	€	7 501 thousand
over 1 year	€	—
Total	**€**	**11 593 thousand**

c) Other amounts due (except for the above mentioned loans) amount to € 5 012 687 thousand and mature within 1 year. The most significant of these are:

1) Amounts due from the Bank of Greece -Loans KREDITANSTALT - ex ETEBA	€	2 513 thousand
2) Foreign correspondents	€	66 384 thousand
3) Deposits in domestic financial institutions	€	744 759 thousand
4) Deposits in foreign financial institutions	€	3 925 054 thousand
5) Cheques outstanding	€	6 076 thousand
6) Margins	€	267 721 thousand

POSITION 4
Loans and advances to customers

a) There are no subordinated assets.
b) Loans to affiliated companies amount to € 69 915 thousand and loans to associated companies amount to € 47 531 thousand.
c) Loans to customers (except for customer credit cards and loans to staff and pensioners which amount to € 2 503 918 thousand) total € 17 252 184 thousand and are analysed as follows:
Maturity analysis:

up to 3 months	€	2 624 599 thousand
3 months to 1 year	€	3 045 686 thousand
over 1 year	€	11 581 899 thousand
Total	**€**	**17 252 184 thousand**

d) Amounts due from customers in the form of a short-term cash advance are included in other assets.

POSITION 5
Debt securities including fixed-income securities

As per the attached Table A1

Debt and other fixed income securities that fall due within the following year amount to € 1 536 508 thousand.

POSITION 6
Shares and other variable-yield securities

As per the attached Table A1

POSITION 7
Participating interests

As per the attached Table A1

POSITION 8
Shares in affiliated companies

As per the attached Table A1

The difference between cost and highest market value on balance sheet date of long-term investments amounts to € 65 943 thousand.

TABLE A1

Amounts in EUR thousand

5. DEBT SECURITIES INCLUDING FIXED INCOME SECURITIES

	31/12/2003	31/12/2002	Change 2003/2002	
Issued by the Greek State	14 596 587	14 849 648	-253 061	-1,70%
Corporate Bonds *	1 908 595	2 543 507	-634 912	-24,96%
Other Issuers	68 195	38 776	29 419	75,87%
Total	**16 573 377**	**17 431 931**	**-858 554**	**-4,93%**

* Includes subordinated debt issued by subsidiaries "The South African Bank of Athens Ltd" € 2 522 thousand and "National Bank of Greece (Cyprus) Ltd" € 8 500 thousand. Also includes debt securities issued by subsidiary "Ethniki Leasing S.A." € 182 000 thousand.

6. SHARES AND OTHER VARIABLE YIELD SECURITIES

	31/12/2003	31/12/2002	Change 2003/2002	
Dividends due	17	29	-12	-41,38%
Greek Mutual Fund units	192 212	124 678	67 534	54,17%
Non Greek Mutual Fund units	29 073	30 534	-1 461	-4,78%
Equity securities listed on the stock exchange	93 279	115 781	-22 502	-19,43%
Non-listed equity securities issued by companies in Greece	12 768	17 639	-4 871	-27,61%
Non-listed equity securities issued by companies outside Greece	624	618	6	0,97%
Held by branches abroad	9	9	0	——
Total	**327 982**	**289 288**	**38 694**	**13,38%**

7. PARTICIPATING INTERESTS

	31/12/2003	31/12/2002	Change 2003/2002	
Listed equity securities issued by companies in Greece	218 419	224 829	-6 410	-2,85%
Non-listed equity securities issued by companies in Greece	72 055	77 205	-5 150	-6,67%
Participations in companies in Greece	871	870	1	——
Held by branches abroad	50	58	-8	-13,79%
Total	**291 395**	**302 962**	**-11 567**	**-3,82%**

8. SHARES IN AFFILIATED UNDERTAKINGS

	31/12/2003		31/12/2002		Change 2003/2002	
Listed shares	967 220		918 848			
Non-listed shares	120 874		129 548			
Less installments due	-36 472	1 051 622	-40 088	1 008 308	43 314	4,3%
Non-listed equity securities issued by companies outside Greece		518 658		498 028	20 630	4,14%
Held by branches abroad		66 744		37 048	29 696	80,16%
Total		**1 637 024**		**1 543 384**	**93 640**	**6,07%**

POSITION 9
Intangible assets

Intangible assets amount to € 68 751 thousand and consist of (amounts in € thousand):

DOMESTIC BRANCHES	31/12/2003	31/12/2002	Change
Research expenses	457	457	0
Start up costs	2 422	3 561	-1 139
Property rights	15	15	0
Share issue and debenture loan issue costs	3	3	0
Damages paid to individuals for rental contracts termination	79	49	30
Software expenses	120 917	111 619	9 298
Difference from issue and payment of NMB's debenture loan	—	2 627	-2 627
Reorganization costs	25 242	22 578	2 664
ex NATIONAL MORTGAGE BANK OF GREECE (EKTE) goodwill	—	3 865	-3 865
ex ETEBA goodwill	—	116 274	-116 274
ex BNG FRANCE goodwill	—	7 608	-7 608
Cost of acquiring intangible assets	3 936	2 308	1 628
Intangible acquisition prepayments	681	681	0
Less: Amortisation of intangible assets	-144 967	-112 181	-32 786
VAT on capitalised assets	55 420	44 829	10 591
Net book value of demolished buildings	250	237	13
TOTAL FOR DOMESTIC BRANCHES	**64 455**	**204 530**	**-140 075**

BRANCHES ABROAD			
Start up costs	3 260	2 215	1 045
Other	8 525	7 443	1 082
Less: Amortisation of start up and other expenses	-7 489	-4 848	-2 641
TOTAL BRANCHES ABROAD	**4 296**	**4 810**	**-514**
GRAND TOTAL	**68 751**	**209 340**	**-140 589**

The remaining half of debit merger differences of ex ETEBA of € 116.274 thousand, of ex NBG FRANCE of € 7 608 thousand, the non depreciated balance of ex EKTE of € 3 865 thousand and the total of difference that came out from the absorption of companies EAMKTE-AEEXTME of € 13 471 thousand, were set off with non taxable reserves according to the provisions of Article 29 of Law 3091/2002.

POSITION 10
Tangible fixed assets

Tangible fixed assets amount to € 1 042 837 thousand and are analysed as follows (amounts in € thousand):

DOMESTIC	31/12/2003		31/12/2002		Change
Land		563 923		255 243	308 680
Buildings	597 210		419 979		
Less: Depreciation	-228 302	368 908	-204 718	215 261	153 647
Furniture & electronic equipment	267 737		251 381		
Less: depreciation	-213 352	54 385	-184 939	66 442	-12 057
Equipment	5 954		5 764		
Less: depreciation	-4 255	1 699	-3 837	1 927	-228
Motor vehicles	4 662		4 180		
Less: depreciation	-2 927	1 735	-2 678	1 502	233
Fixed assets under construction		16 724		24 268	-7 544
Total Domestic		**1 007 374**		**564 643**	**442 731**

FOREIGN	31/12/2003		31/12/2002		Change
Land		2 671		2 816	-145
Buildings	35 487		15 670		
Less: Depreciation	-6 473	29 014	-6 293	9 377	19637
Furniture & electronic equipment	11 800		7 403		
Less: depreciation	-8 250	3 550	-3 990	3 413	137
Equipment	388		270		
Less: depreciation	-179	209	-149	121	88
Fixed assets under construction		19		42	-23
Total Foreign		**35 463**		**15 769**	**19 694**
Total fixed assets		**1 042 837**		**580 412**	**462 425**

Explanations of the movement of the above balances are provided in Table **B1**. (except fixed assets under construction)

TABLE B1

Table of Changes of

Tangible Assets and Intangible Assets

Amounts in EUR thousand

	ACQUISITION COST 31.12.02	PERIOD RURCHASES	REVALUATION *article* 15 L. 3229/04	PERIOD DEDUCTIONS diff in total	PERIOD SALES	ADDITIONS AND IMPROVEMENTS	TOTAL AS AT 31.12.03	DEPRECIATION AS AT 31.12.02	DEPRECIATION DEDUCTIONS	DEPRECIATION AS AT 2003	TOTAL DEPRECIATION	NET BOOK VALUE 31.12.2003
Land	258 059	10 132	304 192	-1 342	7 131	—	566 594	—	—	—	—	566 594
Buildings	435 649	48 028	132 805	-18 104	1 889	—	632 697	211 011	1 846	25 610	234 775	397 922
Fumiture, computers and *other equipment*	258 784	18 767	—	-2 154	274	106	279 537	188 929	-2 146	30 527	221 602	57 935
Other tangible assets	10 214	1 147	—	97	260	—	11 004	6 664	217	914	7 361	3 643
Enstablishment costs	5 776	—	—	1 294	—	1 200	5 682	3 918	1 034	703	3 587	2 095
Intangible assets	320 593	23 803	—	128 960	51	140	215 525	113 111	786	36 544	146 869	66 656
	1 289 075	**101 877**	**436 997**	**108 751**	**9 605**	**1 446**	**1 711 039**	**523 633**	**1 737**	**94 298**	**616 194**	**1 094 845**

POSITION 11
Subscribed share capital unpaid

None

POSITION 12
Treasury shares and bonds

On 31/12/2003 the Bank held 7 697 of its own shares with a total value of € 283 thousand, which were acquired with the intention of hedging futures contracts on the Shock Exchange index FTSE ASE-20.

POSITION 13
Other assets

Other assets amount to € 501 571 thousand. This amount is analysed below:

1)	Assets acquired through auctions	€	82 898
2)	Payroll clearance	€	10 528
3)	Advances	€	2 578
4)	Greek State prepaid and withheld taxes	€	188 811
5)	Amounts due from leases	€	11 144
6)	Interest receivable from IRO	€	2 357
7)	Property Division receivables	€	3 241
8)	Ethnocard advances	€	3 686
9)	Advances for medical care	€	3 006
10)	Uncleared cheques drawn by NBG customers	€	31 884
11)	Purchase of securities on customers' behalf	€	13 345
12)	Greek State obligations from subsidies & other	€	45 092
13)	Amounts due from card transactions	€	2 033
14)	Branches receivables	€	3 235
15)	Branches abroad receivables	€	5 790
16)	Claims from placements in Banks M.CUR.SWAP	€	43 459
17)	Merger ΟΛΥΜΡΙΑΣ-ΕΑΜΚΤΕ-ΑΕΕΧΤΜΕ	€	9 223
18)	Interbranch Accounts	€	31.848

LIABILITIES

POSITION 1
Amounts owed to credit institutions

a) The amounts owed to Group credit institutions amount to € 111 493 thousand.
b) The total amounts owed to credit institutions on 31/12/2003 amounted to € 8 911 709 thousand of which deposits amount to € 5 602 749 thousand and Repos amount to € 3 308 960 thousand) and can be analysed as:

Current (maturing up to 3 months)	€	115 188 thousand
Time (up to 3 months)	€	7 932 635 thousand
Time (3 months-more than one year)	€	863 886 thousand
Total	**€**	**8 911 709 thousand**

POSITION 2
Amounts owed to customers

The total amounts owed to customers amount to € 35 439 296 thousand, of which deposits amount to € 33 289 760 thousand and Repos amount to € 1 994 847 thousand and are analysed as follows:

up to 3 months	€	22 091 929 thousand
3 months to 1 year	€	1 573 223 thousand
More than 1 year	€	11 619 455 thousand
Total	**€**	**35 284 607 thousand**

POSITION 3
Debts evidenced by certificates

The amount of € 12 740 thousand is analysed as follows:

A.	**BONDS**		
	Bonds payable	€	809 thousand
	Dividends payable	€	64 thousand
		€	**873 thousand**
B.	**OTHER CERTIFICATES**		
	Bank bonds former ex EKTE	€	11 205 thousand
	Bank bonds former ex ETEBA	€	662 thousand
		€	**11 867 thousand**
	Total	**€**	**12 740 thousand**

The remaining debt securities have a maturity of one year with a renewal right.

POSITION 4
Other liabilities

Other liabilities amount to € 901 951 thousand, and include the following amounts:

1)	Taxes & duties payable	€	170 248 thousand
2)	Amounts owed to social security organizations	€	7 925 thousand
3)	Dividends payable	€	177 775 thousand
4)	Greek State-other amounts owed	€	21 651 thousand
5)	Obligations arising from collections on behalf of public companies	€	165 770 thousand
6)	Auctions proceeds through letters of guarantee or clearance advances	€	53 887 thousand
7)	Staff benefits	€	16 178 thousand
8)	Amounts owed by former NMB to the European Re-development Fund	€	37 023 thousand
9)	Advances from real estate and machines sales	€	2 706 thousand
10)	Amounts arising from SWAP borrowings	€	16 895 thousand
11)	OEK Law 1641/86 Loans	€	68 820 thousand
12)	Creditors for settlement	€	13 715 thousand
13)	Obligations from uncollected credit card installments	€	146 194 thousand
14)	Collections on behalf of third parties	€	(52 228) thousand
15)	Branches abroad	€	20 477 thousand

POSITION 6

Article 42ε par.14: The account "Provisions for liabilities and charges" is analysed as follows:

a)	Provisions for employee pensions and similar obligations:		
	Network in Greece	€	382 thousand
	Foreign network	€	1 131 thousand
b)	Provisions for taxes:		
	Network in Greece	€	3 700 thousand
	Foreign network	€	550 thousand
c)	Other provisions:		
	Network in Greece	€	6 767thousand
	Foreign network	€	1 888 thousand

POSITION 7
Subordinated liabilities
The company "NBG FINANCE PLC" a subsidiary of the Bank, based on an agreement of 25.06.2002 has issued to NBG a subordinated loan of € 750 000 000 maturing June 2012 callable 5 years from issuance. The balance is recorded in the London Branch's books, amounts to € 750 000 thousand and bears interest as at 31.12.2002, 3,0253%.

The company "NBG FUNDING LTD" a subsidiary of the Bank, on 11/7/2003 has issued titles of € 350 000 000 at a rate of 4,028% with NBG as a guarantor.

POSITION 8

Article 43α par.1δ: Categories of shares into which the share capital is divided.

	Number of Shares	Par Value	Total Value
Common Shares	255 058 085	4,50 €	1 147 761 382,50 €

Article 43α par.1γ: Issued Shares in the period, for Share Capital Increase.

In 2003 , National Bank of Greece SA increased its share capital by € 104 342 thousand, through capitalization of an equal amount of reserves and fixed asset revaluation surplus through the issuance of 23 187 099 new ordinary shares.

OFF-BALANCE SHEET ITEMS

Article 117 par.4: Repos of par.2 of this article.

a) The repos of article 117 par.2 are not monitored in the off-balance sheet items.
b) The amounts paid by the customers for the above repos amount to € 5 303 807 thousand and are analysed as follows:

Amounts owed to credit institutions	€	3 308 960 thousand
Amounts owed to to customers.	€	1 994 847 thousand
	€	**5 303 807 thousand**

c) Reverse Repos are presented under caption 3a of the Balance Sheet and amount to € 3 284 991 thousand.

Article 117 par.5: Reverse Repos of par.3 of this article.

The reverse repos of article 117 par.3 are not included in the off-balance sheet items.

IV) INFORMATION CONCERNING THE PROFIT AND LOSS ACCOUNT
Article 129 par.4 L. 2190/1920 & par. 4.1.504
Article 1 of P.D. 384/31.12.92

PROFIT AND LOSS ACCOUNT

POSITION 7
Other operating income

The amount of € 16 324 thousand is analysed as follows:

- Income from the provision of services to third parties	€	1 000 thousand
- Rental income from land and buildings	€	5 667 thousand
- Rental income from assets acquired through auctions and sub-leases	€	248 thousand
- Safe deposit boxes rental income and custody fees	€	1 436 thousand
- Subsidies for expenses	€	5 091 thousand
- Other	€	2 882 thousand

Of the rentals collected from leased real estate:

- 77% relate to leased real estate in the area of Attica.
- 9% relate to leased real estate in the area of Northern Greece.
- 3% relate to leased real estate in the area of Peloponnisos.
- 2% relate to leased real estate in the area of Crete.
- 8% relate to leased real estate in the area of Central Greece.
- 1% relate to leased real estate in the other areas of Greece.

POSITION 10
Other operating charges

The amount of € 13 817 thousand is analysed as follows:

- Stamp duty on rentals	€	1 020 thousand
- Grants, Donations	€	2 465 thousand
- Subsidies	€	10 332 thousand

POSITION 15
Extraordinary income

The amount of € 13 107 thousand is analysed as follows:

- Cashier's surplus € 255 thousand
- Refund of prepaid tax and duties except income tax € 162 thousand
- Legal expenses adjudicated € 13 thousand
- Interest and commission income relating to prior years € 7 494 thousand
- Collection of amounts written-off € 114 thousand
- Income from provisions relating to prior periods € 4 354 thousand
- Other extraordinary income € 715 thousand

POSITION 16
Extraordinary charges

The amount of € 11 600 thousand is analysed as follows:

- Interest and commission expenses relating to prior years € 3 808 thousand
- Provisions for general banking and extraordinary risks € 863 thousand
- Depreciation of machinery and other machinery located off site € 2 thousand
- Theft - fraud - cashiers' deficits € 1 654 thousand
- Tax and duties, tax penalties and surcharges relating to prior years (except from income tax) € 1 253 thousand
- Staff and third party fees relating to prior year € 429 thousand
- Other extraordinary charges € 1 183 thousand
- Other expenses and third party fees relating to prior years € 1 920 thousand
- Change of foreign branch expenses relating to prior years € 480 thousand
- Legal expenses adjudicated € 8 thousand

V) INFORMATION REGARDING STAFF

Article 43α par.1-θ: Average staff employed during the year, categories and cost by category.

a) Wages and salaries of staff amounted to € 399 091 thousand.
b) Social security contributions for pensions amounted to € 148 407 thousand.
c) Other staff costs € 55 185 thousand.
d) According to the Personnel Division the change in personnel during 2003 was as follows:

	Accountants Cashiers	Staff with graduate degrees	Messengers Cleaning staff Technicians	Security Workers	TOTAL
Opening balance 1.1.2003	7 743	5 590	1 345	29	**14 707**
New hires during 2003	147	55	17	1	**220**
Departures due to reaching retirement age	7	4	2	—	**13**
Departures during the year	151	85	44	3	**283**
Closing balance1.1.2004	**7 732**	**5 556**	**1 316**	**27**	**14 631**

VI) INFORMATION REGARDING SPECIFIC MATTERS
Article 129 par.3δ, 7στ, ζ, η L. 2190/1920 & par. 4.1.505
Article 1 of P.D. 384/31.12.92

Article 129 par.3δ: Assets placed as a guarantee on own or third party obligations.

Securities held as collateral by the Bank of Greece, Derivatives Clearing House and other banks in order to increase liquidity and margin accounts	€	4 524 630 thousand
Commitments of former ex EKTE to Bankers Trust	€	299 thousand
Paid-up guarantee to the US government	€	792 thousand
Guaranties (DEH- OTE- Leasing of Land and Buildings κ.λ.π.)	€	1 055 thousand

Article 129 par.7ζ: Total amount of assets and liabilities denominated in foreign currency after being translated into euros.

Value of assets of domestic branches	€	6 265 573 thousand
Value of liabilities of domestic branches	€	6 265 573 thousand
Value of off balance sheet items	€	9 205 385 thousand

Article 129 par.7η: Forward transactions outstanding at the Balance Sheet date.

Purchases of Interest Rate Futures	€	833 648 thousand
Sales of Interest Rate Futures	€	5 801 500 thousand
Purchases of Index Futures	€	2 305 thousand
Sales of Index Futures	€	2 102 thousand
Purchases of Call Options on currencies	€	181 247 thousand
Purchases of Put Options on currencies	€	181 354 thousand
Sales of Call Options on currencies	€	66 362 thousand
Sales of Put Options on currencies	€	65 576 thousand
Purchases of Put Options on interest rates	€	590 369 thousand
Sales of Call Options on interest rates (CAP)	€	35 630 thousand

Sales of Put Options on interest rates (CAP)	€	40 000 thousand
Purchases of Call Options on Index	€	13 768 thousand
Purchases of Put Options on Index	€	4 936 thousand
Sales of Call Options on Index	€	792 thousand
Sales of Put Options on Index	€	779 thousand
Interest rate Swaps	€	8 575 156 thousand

Article 129 par. 7-στ: The fact that the Bank provides to third parties management and representation services provided that these services represent a significant proportion of the total activities of the Bank.

These services do not represent a significant proportion of the total activities of the Bank.

VII) OTHER INFORMATION

The following additional information is provided:

1) Asset item 13 Other Assets and Liability item 4 Other Liabilities.
Were reduced respectively by:
a) € 634 932 thousand relating to special loans and respectively special deposits.
b) € 639 692 thousand relating to consortium loans.
c) Total € 3 079 937 relating respectively to amounts due and owed from Synthetic Swaps.
The above amounts are not shown in the Balance Sheet but have been netted off total assets and total liabilities.

2) Liability item 2α Amounts owed to customers-deposits. They were reduced by € 553 thousand with an equal reduction of Asset items 13 Other Assets. It concerns a difference of special loans less special deposits (635 485-634 932=553).
The difference is shown in account 53.10.00.00.00

VIII) APPROVAL AND AUDIT OF THE APPENDIX

The Appendix was approved by the Bank's Board of Directors during the meeting No 1232/12.2.2004.

Athens, 12 February 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE GROUP CHIEF ACCOUNTANT
THEODOROS VAS. KARATZAS	THEODOROS NIK. PANTALAKIS	ANTHIMOS CON. THOMOPOULOS	IOANNIS POL. KYRIAKOPOULOS

It is certified that the above Appendix consisting of nineteen (19) pages and two (2) pages of tables, is the same mentioned in the Auditors' Report dated 12 February 2004.

Athens, 12 February 2004
CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

SPYROS D. KORONAKIS	GEORGIOS E.KIRBIZAKIS	GEORGIOS D. KAMBANIS
Reg. No 10991	Reg. No 16181	Reg. No 10761

SOL S.A. CPA

Deloitte.

APPENDIX
TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
OF NATIONAL BANK OF GREECE S.A.

In accordance with the provisions of articles 130 and 107, other provisions they refer to and other relevant provisions of Codified Law 2190/1920 "For Societes Anonymes".

A. INFORMATION REGARDING THE LEGAL PREPARATION AND STRUCTURE OF THE CONSOLIDATED FINANCIAL STATEMENTS

Article 100 par.5: Departure from the relevant provisions of articles 101 to 107 for the preparation of the annual Consolidated Financial Statements that was considered necessary for the presentation of the true and fair position as stipulated by par.3 of article 100.

There has been no departure.

Article 101 par.1 & 42β par.1: Departure from the principle of consistency of structure and presentation of the Consolidated Balance Sheet and of the Consolidated Profit and Loss account.

Structure and appearance are in accordance with the Banking Industry Chart of Accounts.

Article 101 par.1 & 42β par.2: Assets or liabilities related to more than one obligatory account.

There has been no such situation.

Article 101 par.1 & 42β par.3: Adjustment of the structure and titles of accounts of the Consolidated Balance Sheet with Arabic numbering, when necessitated by the special nature of Group companies.

There has been no such situation.

Article 101 par.1 & 42β par.4: Condensation of consolidated Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None

Article 101 par.1 & 42β par.5: Reclassifications of certain comparative amounts of the comparative balance sheet and income statement in order to be similar and comparable to the amounts reported in 2003.

In order for the comparative balance sheet and income statement to become similar and comparable to the corresponding balances of the current year, the adjustments made are as follows (amounts in EUR thousand):

Balance Sheet Accounts	
Increase:	
Amounts owed to credit institutions	
- Repos (item 1c Liabilities)	5 613 684
Amounts owed to customers	
- Other liabilities (item 2b Liabilities)	9
Decrease:	
Amounts owed to credit institutions	
- Time and at notice (item 1b Liabilities)	836 831
Amounts owed to customers	
- Repos (item 2c Liabilities)	4 776 853
Other liabilities (item 4 Liabilities)	9
Profit and Loss Account	
Decrease:	
Interest receivable and similar income (item 1)	
- Other interest and similar income	8 238
Interest payable and similar charges (item 2)	10 618
Commissions receivable (item 4)	3 722
Net profit on financial operations (item 6)	8 609
General administrative expenses	
- Other administrative expenses (item 8b)	
- Other fees to third parties	2 507

B. INFORMATION REGARDING COMPANIES INCLUDED IN THE CONSOLIDATION OR EXEMPTED FROM CONSOLIDATION

Article 107 par.1β: Companies included in the consolidation of 31.12.2003.

See attached table No 1.

Article 107 par.1γ: Subsidiary or sub-subsidiary companies that were excluded from the full consolidation in accordance with the provisions of articles 97 or 98 (different activities) of L. 2190/20.

See attached table No 2.

Article 104 par.9: Change in companies consolidated, compared to the prior year.

The changes in the list of consolidated companies for the year ended 2003 as compared with that of the previous period are as follows:

a) Of the companies included in the consolidated financial statements as at 31.12.2002 the «National Investment Company S.A.» which was consolidated with the equity method of accounting in the prior year, is fully consolidated in the current period.
b) Companies «NBG Funding LTD» and «BANCA ROMANEASCA S.A.», are consolidated for the first time as at 31.12.2003.

Article 107 par.1δ: Affiliates of the companies fully consolidated.

See attached table No 3.

C. INFORMATION REGARDING PARTICIPATING INTERESTS OF MORE THAN 10% HELD BY GROUP COMPANIES.

Article 107 par.1ε: Companies whose shares are held, at a percentage of more than 10% by companies included in or exempted from consolidation, in accordance with article 98 (due to different activities).

See attached table No 4.

D. INFORMATION AND ANALYSIS REGARDING CERTAIN BALANCES OF THE CONSOLIDATED FINANCIAL STATEMENTS.

Article 103 par.4: Analysis of "Consolidation Differences" into balance at the beginning of the year, movements during the year and balance at the end of the year.

See attached table No 5.

Article 103 par.4, last quotation: Any adjustments to the value of the elements of the consolidated balance sheet, due to their direct recording under "Netting-off differences".

None

Article 106 par.2: Presentation in the consolidated balance sheet of participating interests in affiliates and companies exempted from the consolidation.

The subsidiary companies that were excluded from consolidation due to different business as well as the affiliated companies are included in the Consolidated Financial Statements as at 31.12.2003 with the equity method of accounting. By adapting par.2 of article 106 of Codified Law 2190/1920, the difference between the cost value and the Group participation in the Capital of the companies , of € 283 million, decreased their cost value and increased in the same amount the consolidation differences. In AGET's own capital, which has been used for the inclusion of the company with the equity method, revaluation of premises has been taken into account, of € 74 million (Group percentage) which came out from the valuation that is made by independent valuers based outside Greece who are specialized in valuing buildings of the cement industry. See attached table No 8.

Article 42ε par.8 (and 130 par.4): Fixed assets movement during the current year.

The fixed assets movement is shown in the attached table No 6.

Article 43α par. ιστ: Treasury shares movement during the current year.

The change in Group treasury shares is due to the inclusion of 858 040 shares of the «National Investment Company S.A.» totaling € 11 697 thousand, which in the current period is fully consolidated, the purchase of 359 shares from the «National Management and Organization Company S.A. – ETHNOKARTA»valued at € 2 thousand and the reduction of treasury stock in the parent company «National Bank of Greece S.A.» by 26 573 shares totaling € 1 104 thousand.

Article 129 par.7δ: Analysis of Other Assets (amounts in EUR thousand).

Other assets totaled € 605 954 thousand and may be analysed as follows:

- Fixed assets acquired through foreclosures	98 786
- Tax prepayments and other recoverable taxes	202 183
- Other claims against the state	45 183
- Other	259 802
Total	**605 954**

Article 107 par.1στ (and 129 par.3α): Analysis of term Liabilities (amounts in EUR thousand).

a) The total amount owed to credit institutions by the Group amounted to € 9 661 478 thousand and can be analyzed as follows:

- up to one year	9 141 596
- from one year to five years	455 353
- over five years	64 529
Total	**9 661 478**

b) The total amount owed to customers by the Group amounted to € 38 978 176 thousand and can be analyzed as follows:

- up to one year	26 210 196
- from one year to five years	12 767 980
- over five years	—
Total	**38 978 176**

Article 129 par.7δ: Analysis of Other Liabilities (amounts in EUR thousand).

The Group's other liabilities totaled € 1 236 046 thousand and may be analysed as follows:

- Tax and Duties payable	197 658
- Insurance and pension contributions payable	9 908
- Liabilities arising from collections on behalf of Third Parties	116 410
- Dividends payable	179 929
- Other	732 141
Total	**1 236 046**

Article 107 par.1ζ: Financial commitments of the consolidated companies, not shown in the consolidated balance sheet.

There are no such cases.

Article 107 par.1η: Turnover analysis by category and geographical concentration of activities in EUR thousand.

See attached table No 7.

Article 42ε par.15 β: Analysis of extraordinary income, extraordinary charges and extraordinary profit in EUR thousand.

Extraordinary income totaled € 30 977 thousand and can be analysed as follows:

- Non operating income	1 800
- Income received relating to prior periods	9 388
- prior period provisions write backs	19 789
Total	**30 977**

Extraordinary charges totaled € (13 235) thousand and can be analysed as follows:

- Non operating expenses	(4 183)
- Expenses relating to prior periods	(8 135)
- Provision for extraordinary expenses	(915)
- Fixed asset depreciation not included in operating cost	(2)
Total	**(13 235)**

Extraordinary profit totaled € 38 289 thousand and can be analysed as follows:

- Profits on sale of assets	37 964
- Losses on sale of assets	(240)
- Other extraordinary profit	1 654
- Other extraordinary loss	(1 089)
Total	**38 289**

Article 107 par.1ιδ: Information provided to shareholders, partners and third parties in order to provide a true and fair view.

a) *Subordinated Liabilities (€ 750 000 thousand)*
The company «NBG FINANCE Plc», NBG's subsidiary, issued in 2002 an MTN of € 750 000 000, guaranteed by the parent Bank. The relevant amount is included in item 7 of Liabilities.

b) *Hybrid capital (€ 350 000 thousand)*
The company «NBG Funding LTD», NBG's subsidiary «of special purpose» that was established in 2003, issued titles totaling € 350 000 000 , which fulfill the requirements of recognition for supervisory purposes as Tier 1 capital.

E. INFORMATION REGARDING VALUATION METHODS

Article 107 par.1α: For assets included in the consolidated balance sheet, the methods applied for their valuation, the methods of calculating depreciation and provisions and the foreign currency translation into euro of the financial statements prepared in foreign currencies.

For the valuation of assets of domestic subsidiaries, the relevant legislative provisions are applied. Details are mentioned in their individual appendices.

In 2003, in view of the transition to International Financial Reporting Standards, the Bank, based on the provisions of article 15 of Law 3229/2004, revalued in 2003, land and buildings to their fair values. The valuation was performed by independent qualified valuers in accordance with the provisions of International Accounting Standard 16. The revaluation surplus, which amounted to € 436 997 thousand (land € 304 191 thousand and buildings € 132 806 thousand) was partially used according to the provisions of Article 15 of Law 3229/2004, to offset losses on the valuation at the lower of cost and fair value of shares and bonds of the investment and trading portfolios of € 45 028 thousand and € 9 032 thousand respectively. The remaining amount of € 382 937 thousand of the revaluation surplus is included in a special tax-exempt reserve. Subsequent to the offsetting, the revaluation surplus of the investment and trading portfolios, including positions in derivatives, amounted to € 20 969 thousand and € 20 106 thousand respectively.

In the closing period a loss entry of has been made in Reserve Accounts € 144 210 thousand, derived from the sale and intraday repurchase of securities (listed shares € 8 815 thousand and other securities € 135 395 thousand) for adjusting their cost value to current value, according to N 297/2432/25.06.98 judgement of ESYL and N 642/1432/09.01.02 letter of Ministry of Finance.

The financial statements of 14 foreign subsidiaries of which books and records are kept in foreign currency, have been translated into €, according to the official fixing yearend rate.

F. INFORMATION REGARDING ANY DEPARTURES FROM THE VALUATION AND CONSOLIDATION PROVISIONS

Article 43 par.2 (in conjunction with article 105 par.1): *Departures from the valuation principles of article 43 and their effects on the structure, the financial position and the profit and loss of the consolidated financial statements.*

None

Article 104 par.2: Departures from the principle of the standard application of the consolidation methods.

There has been no such situation.

Article 104 par.4: Departures from the principle of eliminating intercompany profits or losses, when the relevant transactions took place at arms length and the elimination involves disproportional expenses as permitted in this paragraph.

None

Article 104 par.7: Permitted departures that may exist between the dates of the consolidated and the annual financial statements.

There has been no departure.

Article 104 par.7: Significant events, occurred between the signing date of the annual financial statements of the subsidiaries and the signing date of the consolidated financial statements that were not taken into consideration in the Consolidated Financial Statements.

None

G. OTHER INFORMATION

Article 107 par.1θ: Average personnel employed by the consolidated companies during the current year, analyzed by category, and total staff costs and social security contributions paid.

The wages and salaries of staff employed by the consolidated companies, during the financial year 2003, amounted to € 488 million approximately.
Social security contributions amounted to € 160 million approximately.
Other staff costs amounted to € 71 million approximately.
For the financial year 2003, the average number of employees was 20 752 persons.

Article 107 par.1ι & 1ια: Tax charges likely to arise from potential departures from the valuation method provided by article 43 or from the application of article 105 par. 4.

Such tax charges are unlikely to arise.

Athens, 12 February 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE GROUP CHIEF ACCOUNTANT
THEODOROS VAS. KARATZAS	THEODOROS NIK. PANTALAKIS	ANTHIMOS CON. THOMOPOULOS	IOANNIS POL. KYRIAKOPOULOS

This consolidated appendix, which consists of 9 pages and 8 tables, is the same one as the one mentioned in our Auditors' Report dated 12 February 2004 and concerns the consolidated financial statements of the Group of the NATIONAL BANK OF GREECE S.A. at 31.12.2003.

Athens, 12 February 2004
CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

SPYROS D. KORONAKIS	GEORGIOS E.KIRBIZAKIS	GEORGIOS D. KAMBANIS
Reg. No 10991	Reg. No 16181	Reg. No 10761

SOL S.A. CPA

Deloitte.

TABLE No 1

SUBSIDIARY COMPANIES INCLUDED IN THE CONSOLIDATION OF 31.12.2002
(Article 107 par.1β)

Amounts in EUR thousand

S/N	CONSOLIDATED SUBSIDIARY NAME	HEADQUARTERS	BALANCE SHEET AT 31.12.03		CONSOLIDATED SUBSIDIARY NAME THAT OWNS THE SHARES	PARTICIPATING INTEREST %
			TOTAL EQUITY	PROFIT (LOSS) BEFORE TAX		
1	National Company of Portfolio Investment S.A.	ATHENS	168.559	12.537	NATIONAL BANK OF GREECE S.A.	36,42
2	National Securities S.A.	ATHENS	23.539	8.777	NATIONAL BANK OF GREECE S.A.	100,00
3	Ethniki Kefalaiou Management of Assets and Liabilities S.A.	ATHENS	198.786	40.702	NATIONAL BANK OF GREECE S.A.	100,00
4	DIETHNIKH Mutual Fund Management S.A.	ATHENS	10.308	18.072	NATIONAL BANK OF GREECE S.A.	81,00
					Ethniki Kefalaiou Management of Assets and Liabilities S.A.	17,10
					NBG BANCASSURANCE S.A.	1,90
5	National Management and Organisation Company (ETHNOKARTA)	ATHENS	19.405	2.594	NATIONAL BANK OF GREECE S.A.	100,00
6	Ethniki Leasing S.A.	ATHENS	32.536	2.539	NATIONAL BANK OF GREECE S.A.	93,33
					Ethniki Kefalaiou Management of Assets and Liabilities S.A.	6,67
7	Ethniki Mutual Funds	ATHENS	1.177	(15)	NATIONAL BANK OF GREECE S.A.	100,00
8	National Venture Capital S.A.	ATHENS	1.188	412	NBG International Ltd	100,00
9	Northern Greece Ethniki Anaptiksiaki S.A.	THESSALONIKI	8.361	37	NATIONAL BANK OF GREECE S.A.	65,00
10	NBG Balkan Fund Ltd	NICOSIA, CYPRUS	14.352	(289)	NATIONAL BANK OF GREECE S.A.	100,00
11	NBG Greek Fund Ltd	NICOSIA, CYPRUS	40.696	(864)	NATIONAL BANK OF GREECE S.A.	100,00
12	ETEBA Emerging Markets Fund Ltd	NICOSIA, CYPRUS	2.928	1	NATIONAL BANK OF GREECE S.A.	100,00
13	ETEBA Estate Fund Ltd	NICOSIA, CYPRUS	2.928	1	NATIONAL BANK OF GREECE S.A.	100,00
14	ETEBA Venture Capital Management Company Ltd	NICOSIA, CYPRUS	(6)	(1)	NATIONAL BANK OF GREECE S.A.	100,00
15	NBG BANCASSURANCE S.A.	ATHENS	1.069	1.543	NATIONAL BANK OF GREECE S.A.	99,70
					Ethniki Kefalaiou Management of Assets and Liabilities S.A.	0,30
16	Atlantic Bank of New York	NEW YORK, U.S.A.	148.059	36.848	NATIONAL BANK OF GREECE S.A.	100,00
17	National Bank of Greece (Canada)	MONTREAL, CANADA	27.959	4.121	NATIONAL BANK OF GREECE S.A.	100,00
18	The South African Bank of Athens Ltd	JOHANNESBURG, SOUTH AFRICA	3.439	(1.828)	NATIONAL BANK OF GREECE S.A.	88,69
					Ethniki Kefalaiou Management of Assets and Liabilities S.A.	10,61
19	National Bank of Greece (Cyprus) Ltd	NICOSIA, CYPRUS	59.060	8.380	NATIONAL BANK OF GREECE S.A.	100,00
20	National Securities Cyprus	NICOSIA, CYPRUS	2	0	National Bank of Greece (Cyprus) Ltd	100,00
21	NBG Management Services Ltd	NICOSIA, CYPRUS	1.945	542	NATIONAL BANK OF GREECE S.A.	100,00
22	Stopanska Banka AD, Skopje	SKOPJE, FYROM	57.452	107	NATIONAL BANK OF GREECE S.A.	71,20
23	United Bulgarian Bank AD, Sofia	SOFIA, BULGARIA	151.877	39.728	NATIONAL BANK OF GREECE S.A.	89,91
24	NBG International Ltd	LONDON, U.K.	21.139	4.935	NATIONAL BANK OF GREECE S.A.	100,00
25	NBG International Inc	NEW YORK, U.S.A.	800	(270)	NBG International Ltd	100,00
26	NBGI Private Equity Ltd	LONDON, U.K.	139	4	NBG International Ltd	100,00
27	NBG Finance Plc.	LONDON, U.K.	280	222	NATIONAL BANK OF GREECE S.A.	100,00
28	Interlease A.D. (Sofia)	SOFIA, BULGARIA	1.629	1.676	NATIONAL BANK OF GREECE S.A.	87,50
29	ETEBA Bulgaria A.D.	SOFIA, BULGARIA	383	(75)	NATIONAL BANK OF GREECE S.A.	92,00
					National Securities S.A.	8,00
30	ETEBA Romania S.A.	BUCHAREST, ROMANIA	271	(52)	NATIONAL BANK OF GREECE S.A.	100,00
31	ETEBA Advisory S.R.L.	BUCHAREST, ROMANIA	1	(6)	ETEBA Romania S.A.	100,00
32	NBGI Jersey Ltd	LONDON, U.K.	(41)	(10)	NBG International Ltd	100,00
33	NBG Luxembourg Holding S.A.	LUXEMBOURG	427	246	NATIONAL BANK OF GREECE S.A.	94,67
					DIETHNIKH Mutual Fund Management S.A.	5,33
34	NBG Luxfinance Holding S.A.	LUXEMBOURG	1.095	482	NATIONAL BANK OF GREECE S.A.	94,67
					DIETHNIKH Mutual Fund Management S.A.	5,33
35	NBG Asset Management S.A.S.	PARIS, FRANCE	54	(2)	NATIONAL BANK OF GREECE S.A.	100,00
36	NBG International Asset Management S.A.S.	PARIS, FRANCE	1.308	(15)	NATIONAL BANK OF GREECE S.A.	100,00
37	I-VEN	ATHENS	5.543	(422)	NBG Greek Fund Ltd	100,00
38	NBG Funding Ltd	LONDON, U.K.	37	27	NATIONAL BANK OF GREECE S.A.	100,00
39	Banca Romaneasca S.A.	BUCHAREST, ROMANIA	17.332	4.993	NATIONAL BANK OF GREECE S.A.	81,65
	TOTAL		**1.026.016**	**185.657**		

TABLE No 2

SUBSIDIARY COMPANIES WHICH WERE EXCLUDED FROM THE CONSOLIDATION OF 31.12.2003
(Article 107 par.1γ)

Amounts in EUR thousand

S/N	NON CONSOLIDATED SUBSIDIARIES	HEADQUARTERS	BALANCE SHEET TOTAL EQUITY	BALANCE SHEET PROFIT (LOSS) BEFORE TAX	CONSOLIDATED COMPANY NAME THAT OWNS THE SHARES	DIRECT PARTICIPATING INTEREST %	GROUP PARTICIPATING INTEREST %	PROPORTION OF EQUITY IN THE PARTICIPATION (3χ7)	ACQUISITION COST OF PARTICIPATION AT 31.12.03	PROPORTION IN COST OF PARTICIPATION AT 31.12.03
	1	2	3	4	5	6	7	8	9	10
1	Ethniki Hellenic General Insurance S.A. [1]	ATHENS	271.719	17.250	NATIONAL BANK OF GREECE S.A.	76,00	76,00	206.506	278.175	278.175
2	Grand Hotel Summer Palace S.A. [1]	ATHENS	6.720	1.226	NATIONAL BANK OF GREECE S.A.	100,00	100,00	6.720	5.781	5.781
3	ETHNODATA S.A. [1]	ATHENS	6.336	(459)	NATIONAL BANK OF GREECE S.A.	98,41	98,41	6.235	6.062	6.062
					NATIONAL MANAGEMENT AND ORGANISATION COMPANY (ETHNOKARTA)	1,59	1,59	101	98	98
							100,00	**6.336**	**6.160**	**6.160**
4	National Real Estate S.A. [1]	ATHENS	323.470	10.806	NATIONAL BANK OF GREECE S.A.	79,60	79,60	257.482	357.643	357.643
5	Astir Palace Vouliagmenis S.A. [1]	ATHENS	151.245	(155)	NATIONAL BANK OF GREECE S.A.	76,75	76,75	116.081	192.980	192.980
6	Astir Alexandroupolis S.A. [1]	ATHENS	4.281	(160)	NATIONAL BANK OF GREECE S.A.	100,00	100,00	4.281	4.017	4.017
7	Kadmos S.A. [1]	ATHENS	1.632	(18)	NATIONAL BANK OF GREECE S.A.	100,00	100,00	1.632	1.716	1.716
8	NBG Training Centre S.A. [1]	ATHENS	213	(78)	NATIONAL BANK OF GREECE S.A.	98,00	98,00	209	115	115
					ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	2,00	2,00	4	3	3
							100,00	**213**	**118**	**118**
9	AUDATEX HELLAS [1]	ATHENS	1.387	171	Ethniki Hellenic General Insurance S.A.	70,00	53,20	738	1.062	565
10	GARANTA S.A ROMANIA [1]	ATHENS	865	(151)	Ethniki Hellenic General Insurance S.A.	68,84	52,32	453	2.652	1.387
11	DATAPLAN S.A. [1]	ATHENS	594	168	ETHNODATA S.A.	100,00	100,00	594	474	474
12	EΘNOPLAN S.A. [1]	ATHENS	495	264	ETHNODATA S.A.	97,00	97,00	480	128	128
13	DIONYSOS S.A. [1]	ATHENS	89.919	(70)	National Real Estate S.A	99,88	79,50	71.490	33.535	26.662
14	EKTENEPOL CONSTRUCTION COMPANY [1]	ATHENS	11.846	(569)	National Real Estate S.A	100,00	79,60	9.429	47.947	38.166
15	MORTGAGE TOURIST PROTYPOS S.A. [1]	ATHENS	122.713	5.623	National Real Estate S.A	100,00	79,60	97.680	76.287	60.724
16	ETHNIKI HOTEL TOURIST & REAL ESTATE INVESTMENTS S.A. [2]	ATHENS	49	(11)	NATIONAL BANK OF GREECE S.A.	99,95	99,95	49	60	60
					National Real Estate S.A	0,05	0,04	0	0	0
							99,99	**49**	**60**	**60**
17	HELLENIC TOURIST CONSTRUCTIONS S.A. [1]	ATHENS	25.202	(48)	National Real Estate S.A	77,76	61,90	15.599	19.871	12.300
18	NBG GP Ltd [1]	LONDON	1	0	NBG International Ltd	100,00	100,00	1	0	0
19	NBGI FOUNDER PARTNER LTD [1]	LONDON	1	0	NBG GP.	100,00	100,00	1	0	0
20	*BROKERS SB AD* [1]	*SKOPJE*	*226*	*34*	*Stopanska Banka AD, Skopje*	*100,00*	*71,20*	*161*	*198*	*141*
21	STOBA STOPANSKA BANKA DOOEL [1]	SKOPJE	(18)	4	Stopanska Banka AD, Skopje	100,00	71,20	(13)	4	3
22	E-FORMATION SA (SKOPJE) [2]	SKOPJE	217	92	ETHNODATA S.A.	100,00	100,00	217	51	51
23	E-FORMATION (SOFIA) [1]	SOFIA	171	(64)	ETHNODATA S.A.	100,00	100,00	171	52	52
24	ETHNIKI GENERAL INSURANCE (CYPRUS) [1]	NICOSIA	1.933	(278)	ETHNIKI GENERAL INSURANCE (CYPRUS)	100,00	67,71	1.309	2.217	1.501
25	NATIONAL SECURITIES CYPRUS (LIFE) [1]	NICOSIA	6.761	(155)	Ethniki Hellenic General Insurance S.A.	89,08	67,70	4.577	4.119	2.789
					NATIONAL BANK OF GREECE (CYPRUS) LTD	10,91	10,91	738	1.023	1.023
							78,61	**5.315**	**5.142**	**3.812**
							TOTAL	**802.925**	**1.036.270**	**992.616**

REASON FOR EXCLUSION FROM CONSOLIDATION: DIFFERENT LINE OF BUSINESS

[1] BALANCE SHEET 2003, [2] BALANCE SHEET 2002

TABLE No 3

AFFILIATES OF THE COMPANIES INCLUDED IN THE CONSOLIDATION AT 31.12.2003
(Article 107 par.15 & 106 par.2)

Amounts in EUR thousand

S/N	AFFILIATES	HEADQUARTERS	AFFILIATE'S BALANCE SHEET		CONSOLIDATED COMPANY NAME THAT OWNS THE SHARES	PARTICIPATING INTEREST %	PROPORTION OF EQUITY IN THE PARTICIPATION (3x6)	ASQUISITION COST OF THE PARTICIPATION AT 31.12.03
			TOTAL EQUITY	PROFIT (LOSS) BEFORE TAX				
	1	2	3	4	5	6	7	8
1	SIEMENS Teleindustrial S.A. [1]	THESSALONIKI	30.576	21.201	NATIONAL BANK OF GREECE S.A.	30,00	9.173	9.973
2	AGET HERACLES (E) [2]	LYKOVRISSI	216.323	71.311	NATIONAL BANK OF GREECE S.A.	26,25	56.785	218.419
3	Larko Metalcurgical Company[2]	ATHENS	11.931	(27)	NATIONAL BANK OF GREECE S.A.	36,43	4.346	4.346
4	Banking Information Systems "TEIRESIAS"[2]	ATHENS	2.695	453	NATIONAL BANK OF GREECE S.A.	39,34	1.060	354
5	Eviop Tempo S.A.[1]	ATHENS	12.888	(1.343)	NATIONAL BANK OF GREECE S.A.	28,28	3.645	3.251
6	Hellenic Countrysites S.A. [2]	ATHENS	2.733	70	NATIONAL BANK OF GREECE S.A.	20,23	553	340
7	Hellenic Spinning Mills of Pella S.A.[2]	THESSALONIKI	1.660	44	NATIONAL BANK OF GREECE S.A.	20,88	347	791
8	Phosphate Fertilisers Industries S.A.[2]	ATHENS	107.396	798	NATIONAL BANK OF GREECE S.A.	24,23	26.022	40.189
9	Planet Ernst & Young S.A.[2]	ATHENS	7.121	387	NATIONAL BANK OF GREECE S.A.	31,72	2.259	3.565
10	Social Securities Fund Management S.A.[2]	ATHENS	1.058	(118)	NATIONAL BANK OF GREECE S.A.	40,00	423	470
11	"YES" GREEK LEASING GROUP S.A.[2]	ATHENS	3.085	108	NATIONAL BANK OF GREECE S.A.	49,00	1.512	1.438
12	LYKOS Paperless Solutions S.A.[2]	KOROPI	2.390	(720)	NATIONAL BANK OF GREECE S.A.	30,00	717	905
						TOTAL	106.841	284.041

[1] BALANCE SHEET 2003, [2] BALANCE SHEET 2002, (E) CONSOLIDATED FINANCIAL STATEMENTS

TABLE No 4

COMPANIES OWNED BY COMPANIES OF THE GROUP OF NBG
THAT ARE INCLUDED IN THE CONSOLIDATION OR ARE EXCLUDED (Article 98)
AT A PERCENTAGE MORE THAN 10%
(Article 107 par.1ε)

Amounts in EUR thousand

			Balance Sheet 31.12.02		
S/N	**COMPANY NAME**	**HEADQUARTERS**	**TOTAL EQUITY**	**PROFIT (LOSS) BEFORE TAX**	**PARTICIPATING INTEREST %**
1	CENTRAL SHARE REGISTRY S.A.	ATHENS	26.751	967	12,22
2	"DIAS" INTERBANK SYSTEMS S.A.	ATHENS	27.910	3.653	13,11
3	OTENET S.A.	ATHENS	11.017	2.745	10,00
4	GENERAL CABLES	ATHENS	17.054	601	12,62
5	SPRAY PACK S.A.	ATHENS	7.533	96	17,59
6	BARING HELLENIC FINANCING INVESTMENTS S.A.	ATHENS	4.246	608	17,78
7	ACTION PLAN S.A.	ATHENS	508	223	15,00
8	ELLINIKES ALIKES SA	MESSOLOGI	10.656	(440)	16,06
9	EUROPE A.E.G.A. [1]	ATHENS	6.238	816	22,80
10	ELSA S.A.	ATHENS	15.425	25	16,54
11	COSMOONE HELLAS MARKET SITE S.A.	ATHENS	2.297	(2.961)	15,00

[1] BALANCE SHEET 2003

TABLE No 5

ANALYSIS OF "CONSOLIDATION DIFFERENCES" AT 31.12.2003
(Article 103 par. 4)

Amounts in EUR thousand

S/N	CONSOLIDATED SUBSIDIARY COMPANIES	GOODWILL ON CONSOLIDATION AT 31.12.2002	CHANGES DURING 2003	GOODWILL ON CONSOLIDATION AT 31.12.2003
1	National Company of Portfolio Investment S.A.	750	(2)	748
2	National Securities S.A.	1.342	0	1.342
3	Ethniki Kefalaiou Management of Assets and Liabilities S.A.	(4.760)	(1)	(4.761)
4	DIETHNIKH Mutual Fund Management S.A.	(7.275)	0	(7.275)
5	National Management and Organisation Company (ETHNOKARTA)	(2.115)	0	(2.115)
6	Ethniki Leasing S.A.	(1.119)	0	(1.119)
7	Ethniki Mutual Funds	4	(1)	3
8	National Venture Capital S.A.	111	21	132
9	Northern Greece Ethniki Anaptiksiaki S.A.	602	0	602
10	NBG Balkan Fund Ltd	35	0	35
11	NBG Greek Fund Ltd	(99)	0	(99)
12	ETEBA Emerging Markets Fund Ltd	(2)	0	(2)
13	ETEBA Estate Fund Ltd	(2)	0	(2)
14	ETEBA Venture Capital Management Company Ltd	(7)	0	(7)
15	NBG BANCASSURANCE S.A.	0	0	0
16	Atlantic Bank of New York	(275)	47	(228)
17	National Bank of Greece (Canada)	(859)	372	(487)
18	The South African Bank of Athens Ltd	(5.936)	1.808	(4.128)
19	National Bank of Greece (Cyprus) Ltd	(76)	1	(75)
20	National Securities Cyprus	295	(38)	257
21	NBG Management Services Ltd	0	0	0
22	Stopanska Banka AD, Skopje	(16.253)	(143)	(16.396)
23	United Bulgarian Bank AD, Sofia	(107.739)	(19)	(107.758)
24	NBG International Ltd	1.325	(102)	1.223
25	NBG International Inc	(4.071)	690	(3.381)
26	NBGI Private Equity Ltd	0	0	0
27	NBG Finance Plc.	12	16	28
28	Interlease A.D. (Sofia)	25	206	231
29	ETEBA Bulgaria A.D.	(40)	(3)	(43)
30	ETEBA Romania S.A.	(188)	(163)	(351)
31	ETEBA Advisory S.R.L.	(33)	10	(23)
32	NBGI Jersey Ltd	0	0	0
33	NBG Luxembourg Holding S.A.	0	0	0
34	NBG Luxfinance Holding S.A.	0	0	0
35	NBG Asset Management S.A.S.	0	0	0
36	NBG International Asset Management S.A.S.	0	0	0
37	I-VEN	(538)	0	(538)
38	NBG Funding Ltd	0	0	0
39	Banca Romaneasca S.A.	0	(19.025)	(19.025)
40	NATIONAL BANK OF GRECE S.A.	0	0	0
41	Affiliated companies included in the Consolidation under the equity method of Accounting (Analysis in Table 8)	0	(283.125)	(283.125)
	TOTAL	**(146.886)**	**(299.451)**	**(446.337)**

TABLE No 6

FIXED ASSET MOVEMENT DURING 2003
(Articles 42ε par.8 & 130 par.4)

Amounts in EUR thousand

TYPE OF ASSET	ACQUISITION COST			DEPRECIATION			Net Book Value at 31.12.03
	At 31.12.02	Changes during 2003	At 31.12.03	Accumulated at 31.12.02	Changes during 2002	Accumulated at 31.12.03	
Intangible assets	414.135	(108.626)	305.509	134.295	50.879	185.174	120.335
Land	289.664	332.703	622.367	0	0	0	622.367
Buildings	556.597	287.478	844.075	236.601	33.813	270.414	573.661
Furniture Electronic and other Equipment	402.249	37.526	439.775	267.043	51.163	318.206	121.569
Other tangible assets	230.040	73.977	304.017	90.313	32.327	122.640	181.377
Fixed assets under construction and advances	65.444	(34.032)	31.412	0	0	0	31.412
TOTAL	**1.958.129**	**589.026**	**2.547.155**	**728.252**	**168.182**	**896.434**	**1.650.721**

TABLE No 7

TURNOVER ANALYSIS BY CATEGORY OF ACTIVITIES
(Article 107 par.1η)

Amounts in EUR thousand

	DOMESTIC	BALKAN	WEST EUROPE	NORTH AMERICA	CYPRUS	OTHER GEOGRAPHICAL REGIONS	TOTAL
Interest receivable and similar income	2.001.550	102.484	240.336	120.009	46.544	9.082	**2.520.005**
Income from securities	20.923	193	441	1.145	0	0	**22.702**
Commissions receivable	353.846	40.066	20.784	14.649	5.835	2.696	**437.876**
Net profit on financial operations	72.096	12.471	7.938	5.378	1.752	3.557	**103.192**
Other profit on financial operations	14.982	855	369	8.137	1.990	245	**26.578**
TOTAL	**2.463.397**	**156.069**	**269.868**	**149.318**	**56.121**	**15.580**	**3.110.353**

TABLE No 8

ASSOCIATED COMPANIES INCLUDED IN CONSOLIDATION WITH EQUITY METHOD OF CONSOLIDATION
(Article 107 par. 1 per. δ΄ & 106 par. 2)

Amounts in EUR thousand

S/N	AFFILIATES	HEADQUARTERS	DEBIT / CREDIT DIFFERENCE article 106 par.2	CONSOLIDATED SUBSIDIARY NAME AT OWNS THE SHARES	PARTICIPATING INTEREST %
1	Astir Palace Vouliagmenis S.A. [1]	ATHENS	(76.900)	NATIONAL BANK OF GREECE S.A.	76,75
2	Ethniki Hellenic General Insurance S.A. (E) [1]	ATHENS	(63.965)	NATIONAL BANK OF GREECE S.A.	76,00
3	National Real Estate S.A. (E) [1]	ATHENS	(43.541)	NATIONAL BANK OF GREECE S.A.	79,60
4	AGET HERACLES (E)	LYKOVRISSI	(87.169)	NATIONAL BANK OF GREECE S.A.	26,25
5	Phosphate Fertilisers Industries S.A. [2]	ATHENS	(14.170)	NATIONAL BANK OF GREECE S.A.	24,23
6	Kadmos S.A. [1]	ATHENS	(84)	NATIONAL BANK OF GREECE S.A.	100,00
7	NBG Training Centre S.A. [1]	ATHENS	98	NATIONAL BANK OF GREECE S.A.	98,00
				ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	2,00
8	Astir Alexandroupolis S.A. [1]	ATHENS	264	NATIONAL BANK OF GREECE S.A.	100,00
9	Grand Hotel Summer Palace S.A. [1]	ATHENS	939	NATIONAL BANK OF GREECE S.A.	100,00
10	ETHNODATA S.A. [1]	ATHENS	176	NATIONAL BANK OF GREECE S.A.	98,41
				NATIONAL MANAGEMENT AND ORGANISATION COMPANY (ETHNOKARTA)	1,59
11	Larko Metalourgical Company [2]	ATHENS	0	NATIONAL BANK OF GREECE S.A.	36,43
12	Teleindustrial S.A. [1]	THESSALONIKI	1.900	NATIONAL BANK OF GREECE S.A.	30,00
13	Eviop Tempo S.A. [1]	ATHENS	394	NATIONAL BANK OF GREECE S.A.	28,28
14	Banking Information Systems "TEIRESIAS" [2]	ATHENS	706	NATIONAL BANK OF GREECE S.A.	39,34
15	Hellenic Countrysites S.A. [2]	ATHENS	213	NATIONAL BANK OF GREECE S.A.	20,23
16	Social Securities Fund Management S.A. [2]	ATHENS	(48)	NATIONAL BANK OF GREECE S.A.	40,00
17	LYKOS Paperless Solutions S.A. [2]	KOROPI	(188)	NATIONAL BANK OF GREECE S.A.	30,00
18	Hellenic Spinning Mills of Pella S.A. [2]	THESSALONIKI	(444)	NATIONAL BANK OF GREECE S.A.	20,88
19	Planet Ernst & Young S.A. [2]	ATHENS	(1.306)	NATIONAL BANK OF GREECE S.A.	31,72
	GRAND TOTAL		**(283.125)**		

[1] BALANCE SHEET 2003, [2] BALANCE SHEET 2002, [3] PARTICIPATION IN PARENT COMPANY, [(E)] CONSOLIDATION FINANCIAL STATEMENTS

APPENDIX
TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003 OF
NATIONAL COMPANY OF PORTFOLIO INVESTMENT S.A.
265/15/27.03.1980, Reg. No. 6105/06/B/86/58
(in accordance with the provisions of Codified Law 2190/1920, as currently in force)

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

Article 42α par.3: Departure from the relevant provisions for the preparation of the annual Financial Statements which was considered necessary for the presentation of the true and fair view as required by the provision of par.2 of this article.

The company nets off debtor and creditor balances in brokers' accounts. The net amount is included in "Other debtors" in the Balance Sheet. The net balance was 796.235,22 €.

The sum analysis for the Account "Other debtors" as at 31/12/2003 is as follows:

Derivatives Exchange	196.997,50
National Securities	2.590.301,42
Kyklos Securities	93.789,16
PRAXIS Securities	8.309,52
ABN Securities	84.212,31
EUROCORP Securities	83.538,37
Other debit accounts	5.264,86
Total	**3.062.413,14**

Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Financial Statements and of the Profit and Loss account.

None

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

Article 42β par.3: Adaptation of the structure and the names of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

Article 42β par.4: Condensation of Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None

Article 42β par.5: Adjustments of prior year balances in order for them to be uniform and comparable with the corresponding balances of the current period.

None.

2. Information regarding the measurement of the cost of assets

Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1. Fixed assets (furniture and other equipment) were measured at acquisition cost including any additions and less depreciation calculated in accordance with law (P D 299/2003). The Company following a decision of BOD Meeting No.334/19.12.2003 wrote off fixed assets with a net book value of 0,84 €.
2. There was no need to provide against any impairment in their value.
3. Investments in securities issued in Greece and abroad, have been valued according to article 4 par.2 of L1969/1991, at the low between cost and market value of the total portfolio.
   Market value is deemed to equal:
   - For securities listed in the Stock Exchange , the market price during the month of December.
   - For unlisted companies, their net asset value from the last prepared and audited Balance Sheet.

The value of the companies listed in Stock Exchanges translated into € by using the official fixing price of the E.C.B. of currency as at 31/12/2003.

Article 43α par.1-α: Translation into euros of assets and liabilities denominated in foreign currencies into euros and accounting treatment of exchange differences.

Cash and cash equivalents in foreign currency were translated at the official price (fixing) for the currency of the E.C.B. of 31/12/2003 and the currency differences that resulted were taken to the P&L. (see below Chapter 12).

Article 43 par.2: Inconsistent application of measurement methods. Application of special measurement methods.

None.

Article 43 par.7-β: Changes in the method applied to determine the acquisition or production cost of inventories or securities.

None.

Article 43 par.7-γ: Disclosure of the difference between the book value of inventories and securities and their current market value, if significant.

The market value of the Company's investments at 31/12/2003 exceeds their acquisition cost by 22.830.584,99 €.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details of the movement of the "revaluation differences" account.

There has been no such situation.

3. Fixed assets and pre-establishment expenses

Article 42ε par.8: Movements in fixed assets and pre-establishment expenses.

The information required by the legal provision is provided in a Table.

Article 43 par.5-δ: Analysis of additional depreciation.

There has been no such situation.

Article 43 par.5-ε: Provision for the impairment of the value of fixed assets.

None

Article 43 par.3-ε: Analysis and explanation of the amounts of pre-establishment expenses relating to the current period.

The analysis is provided in the following Table with the analysis of fixed assets.

		Cost 31/12/02	Additions 2003	Write-offs 2003	Net book value 31/12/03
a.	Buildings & technical installations	10.563,58	—	1.255,17	9.308,41
b.	Furniture & other equipment	149.739,40	3.661,54	64.831,46	88.569,48
-	Other establishment expenses	4.903.466,79	6.517,08	—	4.909.983,87

		Accumulated depreciation 31/12/2002	Depreciation 2003	Write-offs 2003	Accumulated depreciation 31/12/03	Net book value 31/12/03
a.	Buildings & technical installations	10.563,57	—	1.255,16	9.308,41	0,00
b.	Furniture & other equipment	131.132,18	10.846,62	64.830,63	77.148,17	11.421,31
-	Other establishment expenses	2.841.155,97	869.109,15	—	3.710.265,12	1.199.718,75

Article 43 par.3-γ: Amounts and accounting treatment of foreign exchange differences resulting in the current period from the payment of installments and/or the translation at year-end of loan or credit balances and/or credits which were exclusively used for the acquisition of fixed assets.

There are no such balances.

Article 43 par.4 quotation α' & β': Analysis and explanation of the "Research and development expenditure", "Assignment of rights of industrial property" and "Goodwill" balances.

There are no such balances.

4. Participations

a) **Article 43α par.1-β:** Participation in the capital of other companies in excess of 10%.

None.

b) Participations in the capital of the companies, in which the Company is unlimited liability partner.

None.

Article 43α par.1-ιε: Preparation of consolidated financial statements.

The financial statements of the company are including of the consolidated financial statements of NATIONAL BANK OF GREECE S.A., Headquarters: Athens, Reg. No. 6062/06/B/86/01.

6. Share capital

Article 43α par.1-δ: Categories of shares into which the share capital is divided.

Ordinary non registered shares 99.036.000.

The Annual General Meeting of the Shareholders of the Company at 23/06/2003 decided:

a. The share capital to increase by 499.430,58 € with capitalization of part of the difference from issue of premium shares, and
b. The share capital to decrease by 72.795.710,58 € to offset losses of the same amount with a respective decline of the par value of shares from €2,41 to 1,68.

Article 43α par.1-γ: Share issues that took place during the year, to increase share capital.

None issued.

Article 43α par.1-ε & 42ε par.10: Issue of other securities and associated rights.

None issued.

Article 43α par.1-ιστ: Acquisition of treasury shares during the period.

None acquired.

7. Provisions and Liabilities

Article 42ε par.14 quotation δ': Analysis of the account "Other Provisions" if the amount is material.

None

According to Article 43α par.ι-ιζ, Method of calculating the provisions of staff compensation:

The company creates a provision for staff compensation due to termination of employment which covers the predicted from the relevant law in force compensation. The consequent burden of the results of this provision amounted to € 7.950,92.The sum of the provision as at31/12/2003 amounted to € 59.359,60.

Article 43α par.1-ζ: Financial commitments resulting from contracts etc. which do not appear in memo accounts. Obligation for the payment of special monthly benefits and financial commitments for related companies.

None.

Article 43α par.1-ιβ: Material tax liabilities which are likely to arise, relating to the current period or previous periods, if they do not appear under liabilities and provisions.

None.

Article 43α par.1-στ: Long-term liabilities with a maturity exceeding five years.

None

Article 43α par.1-στ: Secured liabilities.

None.

8. Transitory accounts

Article 42ε par.12: Analysis of transitory accounts: Accrued income and Prepayments.

Accrued income

- Accrued Interest Receivable at 31/12/2003:		
Bonds issued outside Greece	€	20.074,19
Bonds Issued in Greece	€	111.354,30
Dividends Receivable	€	55.654,20
Other	€	2.952,95
Total	**€**	**190.035,64**

Prepayments

Provisions for Auditors' Fees	€	3.122,12
Other	€	2.347,76
Total	**€**	**5.469,88**

Article 42ε par.11: Analysis of memo accounts that are covered by par.10.

10. Guarantees and collaterals given

Article 42ε par.9: Guarantees and securities given by the Company.

None.

11. Fees, advances and credit extended to management

Article 43α par.1-ιγ as amended by article 3 of P.D.325/1994: Compensation of members of the board of directors and management.

Fees of Chairman of the Board of Directors	€	12.444,48
Fees of Managing Director	€	4.520,76
Fees of non executive members of the BOD	€	13.799,40
Fees of other members of BOD and of the Investment Committee	€	11.801,40
Total	**€**	**42.566,04**

Article 43α par.1-ιγ: Liabilities created or assumed for benefits extended to retiring members of management during the current period.

None

Article 43α par.1-ιδ: Advances and credits extended to management.

None

12. Profit and Loss account

Article 43α par.1-η: Turnover by sector of business and geographical markets.

Gross Income from portfolio management is analysed as follows:

Income from Greek government bonds and Greek corporate bonds	€	4.829.238,01
Portfolio Income from securities issued outside Greece.	€	87.757,71
Profit from sale of Greek government bonds and Greek corporate bonds.	€	10.333.498,08
Profit from sale of securities issued outside Greece	€	123.228,71
Bank Deposit Interest & Treasury Bills Interest	€	293.723,58
Bank Deposit Interest from deposits outside Greece	€	3.364,19
Interest on Bonds	€	78.696,84
Total	**€**	**15.749.507,12**

Article 43α par.1-θ: Average number of staff employed during the period by category and total staff cost.

The company employs seven (7) persons with total salaries expense in 2003 amounted to € 286.393,66 and employers' contributions reached € 41.889,05.

Article 42ε par.15-β: Analysis of extraordinary and non-operating income and expenses

Extraordinary and non-operating income		
- Exchange differences	€	51.306,86
- Other extraordinary income	€	56.343,51
Total	**€**	**107.650,37**

Extraordinary and non-operating expenses		
- Exchange differences	€	611.594,32
- Other extraordinary expenses	€	1,73
Total	**€**	**611.596,05**

This Appendix was approved by the company's Board of Directors in its 335/27.01.2004 meeting.

Athens, 27 January 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER & ADMINISTRATIVE DIRECTOR
ANDREAS SP. VRANAS	NIKOLAOS A. MPERTSOS	CHRISTINA D. PASCHALIGOU

It is certified that the above Appendix, consisting of eight (8) pages, is the same as the one mentioned in the Auditors' Report dated 28/1/2004.

Athens28 January 2004
THE CERTIFIED PUBLIC ACCOUNTANTS AUDITOR

EPAMINONDAS H. YIOUROUKOS
Reg. No. ICPAG: 10351
Deloitte & Touche A.E.

APPENDIX
TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003 OF
NATIONAL SECURITIES COMPANY S.A.
Reg. No. 17210/06/B/88/02

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

Article 42α par.3: Departure from the provisions relating to the preparation of the annual Financial Statements which was considered necessary for the presentation of the true and fair position as required by the provision of par.2 of this article.

None

Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Financial Statements and of the Profit and Loss account.

None

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

Article 42β par.4: Condensation of Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None

Article 42β par.5: Adjustments of prior year balances in order for them to be uniform and comparable with the corresponding balances of the current period.

In the prior year in the "Assets" caption "Customers – Brokers ASE – ACR" included the debit balance of € 500.120,71 which related to Network customers. The above amount, for the current financial year appears in Assets as an amount of € 652.731,66 and in Liabilities as an amount of € 152.610,95. As a result of that , the "Assets" position Account "Customers – Brokers ASE – ACR" amounts to 21.323.197,98 and the corresponding Account in the Liabilities € 16.208.548,21.

2. Information regarding asset valuation

Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1. Fixed assets are carried at their historical cost less accumulated depreciation according to law.
2. There has been no impairment in the value of assets except for bonds and shares.
3. a) Bonds and shares quoted in Stock Exchange are carried at the lower of cost and current market value. For securities traded on the Athens Stock Exchange, current market values were determined to be their average prices for the month of December 2003.
   b) Shares of Societes Anonymes not quoted on the Stock Exchange were valued at the lower of acquisition cost and market value. Market values were deemed to be their net asset positions according to the companies' most recent audited Financial Statements.
   c) For the calculation of the acquisition cost of securities the weighted annual average method was used.
   d) Participations and securities that are not listed were valued at the lowest between cost and current value per unit. Current market values were deemed to be their net asset positions according to the companies' most recent audited Financial Statements.
   e) The unrealized loss on securities at December 31, 2003 was charged to the Profit and Loss Account.

Article 43α par.1-α: Translation of assets and liabilities denominated in foreign currencies into euros and accounting treatment of exchange differences.

The amounts receivable and payable denominated in foreign currencies were translated into euros at the official rate of exchange prevailing at 31.12.2003. The resultant differences were taken to the Profit and Loss Account.

Article 43 par.2: Inconsistent application of valuation methods. Application of special valuation methods.

None

Article 43 par.7β: Changes in the method applied to determine the acquisition or production cost of inventories or securities.

None

Article 43 par.7γ: Disclosure of the difference between the year – end valuation of inventories and securities and their current market value, if significant.

The difference is not significant.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with laws and details of the movement of the account "revaluation differences".

There has been no such situation.

3. Fixed assets and pre-establishment expenses

Article 42ε par.8: Changes in fixed assets and pre-establishment expenses.

See attached table (3[a])

Article 43 par.5-δ: Analysis of additional depreciation.

None

Article 43 par.5-ε: Provision for the impairment of the value of fixed assets.

None

Article 43 par.3-ε: Analysis and explanation of the amounts of pre-establishment expenses relating to the current period.

During the financial year 2003, additions to intangible assets amounted to € 14.111,41,which refers to Software programs and licenses.
Article 43 par.3-γ: Amounts and accounting treatment of exchange differences resulting from the payment of installments and/or translations at year-end of loans and/or credits which were exclusively used for the acquisition of fixed assets.

There are no such balances.

Article 43 par.4 quotation α' & β': Analysis and explanation of the balances "Research and development expenditure", "Assignment of rights of industrial property" and "Goodwill".

There are no such balances.

4. Participations

Article 43α par.1-β: Participation in the capital of other companies in excess of 10%.

Our participation in National Securities Cyprus ltd was sold in the National Bank of Greece Cyprus for € 174.400,00.Acquisition cost of the company was € 327.507,26 and the sale resulted in a loss of € 153.107,26.

Article 43α par.1-ιε: Preparation of consolidated financial statements.

The financial statements of the company are included in the consolidated financial statements of NATIONAL BANK OF GREECE S.A., Headquarters: Athens, Reg. No. 6062/06/B/86/01

5. Inventories

Article 43α par.1-ια: Valuation of inventories not in accordance with the rules of valuation of Article 43, for tax purposes.

There are no inventories.

Article 43α par.1-ι: Devaluation of current assets and reasons therefore.

None

6. Share capital

Article 43α par.1-δ: Categories of shares into which the share capital is divided.

Registered ordinary unlisted shares.

	Number	Par value	Total value
Ordinary Shares	2.328.700	3 €	6.986.100,00

Article 43α par.1-γ: Issues of shares resulting from the increase of share capital during the year.

None issued.

Article 43α par. 1-ε & 42ε par.10: Issue of other securities and associated rights.

None issued.

Article 43α par.1-ιστ: Acquisition of treasury shares during the period.

None acquired.

7. Provision and liabilities

Article 42ε par.14 quotation δ: Analysis of account "Other Provisions" if the amount is material.

Amount of € 11.171,56 refers to provision L.2238/94. No.31.
Amount of € 438,60 refers to foreign exchange differences provision.

Article 43α par.1-ζ: Financial commitments resulting from contracts etc. which do not appear in memo accounts. Obligation for the payment of special monthly benefits and financial commitments for related companies.

None

Article 43α par.1-ιβ: Material tax liabilities which are likely to arise, relating to the current period or previous periods, if they do not appear under liabilities and provisions.

The company has been audited by the tax authorities for the fiscal years up to 1998.

Article 43α par.1-στ: Long-term liabilities exceeding five years.

None

Article 43α par.1-στ: Secured liabilities.

None

8. Transitory accounts

Article 42ε par.12: Analysis of transitory accounts: Prepayments, Accrued Income, Accruals.

In the Assets transitory accounts and in category, Prepayments, there appears the amount 52.030,40 € which includes Subscriptions of 4.152,00 €, Preservations of Equipment of 5.525,72, Programs Maintenance of 6.637,32, Expenses in Stock Exchange of 14.140,54, Rentals of 13.250,24, Other expenses of 7.357,61, Expenses of Thessaloniki Branch of 966,97 €.
In Accrued Income, there appears the amount 36.355,97 € which includes: Accrued interest on the Emphasis bond of € 2.504,95 Accrued Repo Income of € 33.851,02.
In Account Accruals of Liabilities, the amount of 74.177,56 € includes: Various Expenses (network commissions 26-31.12.2002) of € 44.837,58, portion of NBG loan interest € 8.750,00, Returns to AELDE € 20.589,98.

9. Off-balance sheet items

Article 42ε par. 11: Analysis of memo accounts to the extent that this information is not covered by the following par.10.

As follows:

Analysis of off-balance sheet items

The off-balance sheet items consist of: 1) Beneficiaries of third party assets held 2) Guarantees and other collaterals 3) Bilateral Agreements 4) Other balance sheet items.

1)	Beneficiaries of third party assets held	€	1.225.919.982
2)	Guarantees and other collaterals	€	13.576.065,48
3)	Bilateral Agreements	€	7.794.144,00
4)	Other balance sheet items	€	175.000,00

10. Guarantees and securities given

Article 42ε par.9: Guarantees and securities given by the Company.

None

11. Fees, advances and credit extended to management

Article 43α par.1-ιγ: Compensation of members of the board of directors and management.

Members of the Board	€	66.128,24
Management	€	379.311,00

Article 43α par.1-ιγ: Liabilities created or assumed for benefits extended to retiring members of management.

None

Article 43α par.1-ιδ: Advances and credits extended to management.

None

12. Profit and Loss account

Article 43α par.1-η: Turnover of business sector and geographical markets. (Turnover is reported as defined by article 42ε par. 15 quotation α')

Domestic income, by sector		
- Commission from Athens Stock Exchange transactions and foreign Stock Exchange	€	21.441.207,72
- Commissions from over the counter transactions	€	1.442.563,82
- Income from IKA Mutual Fund	€	65.650,76
- Commissions from underwriting	€	165.932,77
Total	**€**	**23.115.355,07**

Article 43α par.1-θ: Average number of personnel employed during the period by category and total staff expenses. It is noted that in "Administration Personnel" is included salaried staff whereas "labor personnel" includes staff paid daily wages.

The average number of persons during the current year was 113 of which 72 were salaried employees, 14 of them were transferred from NBG, Diethniki, NBG Leasing , 27 of them hired from Employment Agency and the total payroll cost amounted to:

- Salaries	€	1.940.064,05
- Social Security contributions	€	6.741,24
- Other staff costs	€	428.010,33
- Total	**€**	**2.374.815,62**
- Salaries to persons transferred from NBG, Diethniki , NBG Leasing	€	695.262,91
- Salaries to Employment Agency	€	428.466,38

Article 42ε par.15-β: Analysis of extraordinary and non-operating income and expenses (i.e. of the accounts "Extraordinary income" and "Extraordinary charges"). If the amounts of the accounts "Extraordinary losses and extraordinary profits" are material in accordance with the provisions of article 43α par. 1-ιγ provide analysis.

Extraordinary and non-operating income		
- Exchange differences	€	858,17
- Write-off of immaterial balances	€	68,43
- Other extraordinary income	€	46.995,22
- Extraordinary profit	€	7.022,14
Total	**€**	**54.943,96**

Extraordinary and non-operating expenses		
- Tax penalties	€	544,60
- Exchange differences	€	2.321,88
- Write-off of balances	€	182,27
- Capital Market Fines	€	179.200,00
- Other extraordinary expenses	€	38.327,56
- Extraordinary losses	€	380,31
Total	**€**	**220.956,62**

Article 42ε par.15-β: Analysis of account "Prior year expenses", "Income from provisions of prior year".

Prior year expenses		
- Prior year social security contributions	€	4.035,78
- Other prior year expenses	€	74.452,44
-Personnel Compensation	€	31.229,09
Total	**€**	**109.717,31**

Income received from prior years		
- Other income received from prior years	€	25.694,98
-Prior year provision write backs	€	29.421,87
Total	**€**	**55.116,85**

Athens, 30 January 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS

APOSTOLOS S. TAMVAKAKIS
ID No: Π 704691

THE MANAGING DIRECTOR

IOANNIS M. KATSOURIDIS
ID No: M 328080

THE CHIEF FINANCIAL OFFICER

NIKOLAOS P. PAPADOPOULOS
ID No: N 168464
Reg. No. A' Class: 13595

TABLE (3a) *FIXED ASSETS DEPRECIATION AS AT 31/12/2003*

		ACQUISITION COST 31/12/02	ADDITIONS/ PURCHASES 31/12/2003	WRITE-OFFS/ DISPOSALS 31/12/2003	TOTAL ASSETS	ACCUMULATED AS OF 31/12/02	DEPRECIATION CHARGE FOR 2003	ACCUMULATED DEPRECIATION FOR 31/12/03	NET BOOK VALUE
OTHER ESTABLISHMENT EXPENSES	1605-1617-1619-1610	1.113.002,48	14.111,41	0,00	1.127.113,89	746.751,77	221.520,98	968.272,75	158.841,14
TOTAL		***1.113.002,48***	***14.111,41***	***0,00***	1.127.113,89	***746.751,77***	***221.520,98***	***968.272,75***	***158.841,14***
1. BUILDINGS AND TECHNICAL INSTALLATIONS	1107	137.697,92	33.593,03	0,00	171.290,95	68.770,88	22.769,82	91.540,70	79.750,25
2. MACHINERY AND TECHNICAL INSTALLATIONS	1201-1208	97.112,58	0,00	0,00	97.112,58	54.007,42	18.501,42	72.508,84	24.603,74
3. TRANSPORTATION MEANS	1301	19.433,66	0,00	-2,93	19.430,73	7.832,45	2.911,69	10.744,14	8.686,59
4. FURNITURE AND OTHER EQUIPMENT	14	0,00	0,00	0,00	0,00	0,00	0,00	0,00	0,00
a) FURNITURE	1400	271.541,41	12.981,44	-331,03	284.191,82	149.677,54	49.041,58	198.719,12	85.472,70
b) FIXTURES	1401	2.864,16	139,83	0,00	3.003,99	2.678,91	325,07	3.003,98	0,01
c) COMPUTER EQUIPMENT	1403-1413	1.414.007,29	29.220,83	-56.911,57	1.386.316,55	1.108.266,50	201.160,55	1.309.427,05	76.889,50
d) OFFICE EQUIPMENT	1402	9.422,67	350,60	0,00	9.773,27	7.090,81	1.274,15	8.364,96	1.408,31
e) TELECOMMUNICATION EQUIPMENT	1408	301.082,28	4.412,02	0,00	305.494,30	176.334,11	51.643,35	227.977,46	77.516,84
f) OTHER EQUIPMENT	1409	213.106,87	4.265,57	-1.350,55	216.021,89	121.854,11	27.919,67	149.773,78	66.248,11
TOTAL 4:		***2.212.024,68***	***51.370,29***	***-58.593,15***	***2.204.801,82***	***1.565.901,98***	***331.364,37***	***1.897.266,35***	***307.535,47***
GRAND TOTAL 1-2-3-4:		***2.466.268,84***	***84.963,32***	***-58.596,08***	***2.492.636,08***	***1.696.512,73***	***375.547,30***	***2.072.060,03***	***420.576,05***
TOTAL DEPRECIATION 31/12/03		***3.579.271,32***	***99.074,73***	***-58.596,08***	***3.619.749,97***	***2.443.264,50***	***597.068,28***	***3.040.332,78***	***579.417,19***

APPENDIX
TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003 OF
ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.
(in accordance with the provisions of Codified Law 2190/1920, as currently in force)

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

Article 42β par.3: Adaptation of the structure and titles of the accounts with Arabic numbering whenever this is required by the special nature of the business

Following the provisions of article 38 of L.2238/92, as amended by article 15, par.2 of L.2459/1997 and opinion No. 288/6.3.1997 issued by ESYL, the profit arising on the sale of shares owned by the company, is included in reserves under the heading "Tax free reserves under special laws". (A.IV.5)

Article 42β par.5: Changes to the presentation of prior year items to render them comparable to the corresponding items of the current fiscal year.

None

2. Valuation of assets

Article 43α par.1-α: Asset valuation methods, calculation of depreciation and provisions for impairment.

1. Fixed Assets are carried at revalued amounts in accordance with the provisions of L. 2065/92, including additions and improvements, less depreciation calculated in accordance with the prevailing legislation.
2. The company, as in prior years, charged depreciation only on leased assets and not on all assets. Depreciation was calculated on the revalued amounts in accordance with the provisions of L. 2065/92.
3. Debt and equity securities were valued at the lower of cost and market value on an individual security basis in accordance with the provisions of the Books and Records Code (BRC - article 28 par.5 P.D.186/1992). The profit from the sale of securities is € 6,80, which combined with the unrealized profits € 35.032.994,87 (according to Article 38 N. 2238/94) is taken to the tax-exempt reserve (Code A IV 5) net of transaction costs of € 443.233,38.
   The tax-exempt reserve, which is a distributable reserve, amounted to € 34.589.768,29 as of the end of the prior year.
   The valuation of securities is as follows:
   - For listed securities, current market values were determined to be the average Stock Exchange Prices during December 2003.
   - For non-listed securities, current values were deemed to be their book values in the most recent published and audited Financial Statements.
4. Securities that have the characteristics of a term deposit and are not listed are treated as term deposits.

Article 43 par.1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into euros and accounting treatment of exchange differences.

Amounts receivable denominated in foreign currencies were translated into EUR using the official foreign exchange rates prevailing at 31.12.02. The foreign exchange losses arising therefrom amounted € 30.042,00 and were recognised in the current year profit and loss account.

Article 43 par.7γ: Difference between the reported value of inventories and investments and their respective acquisition cost if significant.

Securities are recorded at € 110.966.076,63, while their market value using prices as at 31.12.03, amounts to € 118.968.001,47.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets, which took place during the year, in accordance with special laws and details of the movement of the account "revaluation differences".

None

3. Fixed assets and pre-establishment expenses

Article 42ε par.8: Movements in fixed assets and pre-establishment expenses (capitalized expenditure).

As per the attached Table I

Article 43 par.3ε: Analysis and explanation of pre-establishment expenses (capitalized expenditure) incurred in the current year.

As per the attached Table II

4. Investments

Article 43α par.1-β: Investments in other companies in excess of 10% of their share capital.

These investments are as follows:

TABLE OF INVESTMENTS

COMPANY	%
1. THE SOUTH AFRICAN BANK OF ATHENS LTD	13,59%
2. DIETHNIKI MUTUAL FUND MANAGEMENT S.A.	17,10%
3. ELEFSINA BAUXITE MINES	28,53%
4. DRAPETSONA FERTILISERS	99,99%
5. ELEVME S.A.	21,34%
6. MINING UNION	74,69%

Article 43α par.1-1ε: Preparation of consolidated financial statements, which include the financial statements of the company.

The National Bank of Greece, headquartered in Athens with Reg. No. 6062/06/B/86/01

6. Share capital

Article 43α par.1-δ: Categories of shares into which the share capital is divided.

	Number	Par value	Total value
Ordinary Shares	634.074	88,04	55.823.874,96

7. Provisions and obligations

Article 43α par.1-1ιζ: The method of calculation of the staff termination indemnity is as follows:

The total provision for staff termination indemnity is € 281.480,04. This provision represents 100% of the total amount due assuming the entire personnel were terminated as at 31/12/2003. A charge of € 50.535,70 was made to the profit and loss account as a result of an increase in this provision since the prior year.

8. Prepayments and obligations

Article 42ε par.12: Analysis of «Prepayments» and «Accrued income».

«Accrued income»		
- Interest receivable	€	211.864,35
«Prepayments»		
- Audit fees (S.O.L. S.A.)	€	9.696,00
- D.E.H (Public Power Corporation)	€	896,73
- O.T.E. (Telecommunication Company)	€	2491,32
- E.Y.D.A.P.	€	191,99
- Premiums for Computer Insurance	€	25,00
Total	**€**	**13.301,04**

9. Off-balance sheet accounts

Article 42ε par.11: Analysis of off-balance sheet accounts to the extent this obligation is not covered by the information provided below under par.10.

VALUTA of foreign exchange using as the exchange equivalent 1 €	€	306.065,84
Securities kept in banks for safe keeping (1 € / security)		12.390.960,00
Third party cheques	€	220.102,71
Companies under liquidation	€	33,00
Owners of third party assets held	€	35.454.442,43
Guarantees received	€	34.363.052,06
Total	**€**	**82.734.656,04**

11. Fees, Advances and credits to Management

Article 43α par. 1-γ, as amended by article 3 of PD 325/94: Compensation of members of the Board of Directors and management.

1.	Board of Directors expenses	€	47.647,80
2.	Fees of Chairman of the Board of Directors	€	45.900,00
3.	Fees of Vice Chairman of the Board of Directors	€	15.900,00
4.	Managing Director's bonus	€	20.689,66
5.	Executives' bonus	€	50.470,24
	Total	**€**	**180.607,70**

12. Profit and Loss accounts

Article 43α par.1-η: Operating results for each business and geographical segment. (Operating revenue is determined based on article 42ε par.15 quotation α)

- Income from services provision	€	411.779,01
- Income from sale of real estate	€	2.066.237,00
- Income from rental of buildings	€	685.248,77
- Income from interest	€	2.119.495,71
Total	**€**	**5.282.760,49**

Article 43α par.1-θ: Average number of persons employed during the year by category and total staff cost.

1. Average number of employees (persons):		29
2. Average number of employees by category:		29
- Management personnel (officers):		29
- Technical personnel:		0
- Total number of employees:		29
3. Staff costs:		
- Management personnel (officers):		
Salaries:	€	557.413,33
Social Security contributions and benefits:	€	146.293,85
Total	**€**	**703.707,18**

Article 42ε par.15-β: Analysis of extraordinary and non-operating income and expenses. If the balances of the accounts "extraordinary losses" and "extraordinary gains" are material, they are analyzed in accordance with the provisions of article 43α par. 1-ιγ.

Analysis of the account: Extraordinary and non-operating income:

- Discounts on one off payment of taxes	€	141.988,02
- Forfeiture of guarantees-Legal Clauses	€	27.454,00
- Other income	€	2.501,79
Total	**€**	**171.943,81**

Analysis of the account: Prior year income:

- Prior year income	€	723,82

Analysis of the account: "Income from Previous Periods Provisions"

- Portfolio Valuation	€	35.252.835,00
- Income from doubtful debt provisions	€	194.548,32
Total	**€**	**35.447.383,32**

13. Other Information

Article 43α par.1-ιζ: Other information required to achieve a true and fair view.

The auditors' fees for the current period amount to € 9.696,00.

- The information required by **articles 42α par.3, 42β par.1, 2 & 4, 42ε par.9 and par. 14 quotation δ, and 43 par.2, 5-δ, 7β, 3γ, 5ε, 43α par.1, 1ε and 42ε par.10, 43α par. 1γι, 1ζ, 1-ι, 1ια, 1-ιστ, ιγ, ιδ, 1-ιβ, 1στ and 43 par.4 quotation α' & β'**, need not be provided for the current period 2003.

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE GENERAL MANAGER	THE CHIEF FINANCIAL OFFICER
N. KALOGEROPOULOS	A. KALIVIOTIS	N. TRIVOUREAS	N. KALOUTSIS

It is certified that the above Appendix, consisting of six (6) pages, is the same as the one mentioned in the Auditors' Report dated 23/1/2004.

Athens 23/1/2004
THE CERTIFIED PUBLIC ACCOUNTANTS AUDITOR

GEORGIOS VARTHALITIS	DIMITRIOS IAKOVIDIS
Reg. No. ICPAG: 10251	Reg. No. ICPAG: 13251

S.O.L. S.A.

TABLE I.

TANGIBLE FIXED ASSETS MOVEMENT

	ACQUISITION COST 31/12/02	REVALUATION Law 2065/92	ADDITIONS DURING THE YEAR	DISPOSALS AND WRITE-OFFS DURING THE YEAR	TOTAL COST 31.12.03	ACCUMULATED DEPRECIATION 31/12/02	DEPRECIATION DUE TO REVALUATION Law 2065/92	DEPRECIATION FOR THE YEAR	DEDUCTION DUE TO DEPRECIATION FOR THE YEAR	ACCUMULATED DEPRECIATION 31.12.03	NET BOOK VALUE 31.12.03
a. Land	18.731.173,61		500,00	2.786.119,26	15.945.554,35						15.945.554,35
b. Buildings	23.430.140,03		11.506,03	3.012.110,08	20.429.535,98	3.362.930,70		272.189,44	481.921,34	3.153.198,80	17.276.337,18
c. Machinery	43,96			0,03	43,93	41,16		0,00	0,00	41,16	2,77
d. Motor vehicles	50.798,16		0,00	5.872,38	44.925,78	26.473,83		7.265,06	5.872,33	27.866,56	17.059,22
e. Other equipment	157.346,97		17.936,98	0,10	175.283,85	144.246,43		7.518,26	0,00	151.764,69	23.519,16
	42.369.502,73	**0,00**	**29.943,01**	**5.804.101,85**	**36.595.343,89**	**3.533.692,12**	**0,00**	**286.972,76**	**487.793,67**	**3.332.871,21**	**33.262.472,68**

TABLE II.

ESTABLISHMENT EXPENSES MOVEMENTS

	ACQUISITION COST 31/12/02	ADDITIONS DURING THE YEAR	WRITE-OFFS DURING THE YEAR	TOTAL COST 31.12.03	ACCUMULATED DEPRECIATION 31/12/02	DEPRECIATION FOR THE YEAR	DEDUCTION DUE TO DEPRECIATION FOR THE YEAR	ACCUMULATED DEPRECIATION 31.12.03	NET BOOK VALUE 31.12.03
a. Other establishment expenses	83.926,67	742,57	0,00	84.669,24	83.710,37	198,32	0,00	83.908,69	760,55
	83.926,67	**742,57**	**0,00**	**84.669,24**	**83.710,37**	**198,32**	**0,00**	**83.908,69**	**760,55**

APPENDIX
TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003 OF
"DIETHNIKI" MUTUAL FUND MANAGEMENT COMPANY
(Reg. No. 6102/06/B/86/55)

In accordance with the provisions of Law 2190/1920 and especially with the provision of article 43α and the provisions that this article refers to, we provide the following information shown in the company's financial statements as of 31.12.2003.

1. Preparation and structure of financial statements according to law - Departures from legal requirements for true and fair presentation

Article 42α par.3: Departure from the relevant provisions for the preparation of the annual financial statements, which was considered necessary for the clear presentation of the true and fair position, as required by the provision of par.2 of article 42α.

None.

Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and the Profit and Loss Account.

None.

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such case.

Article 42β par.3: Adaptation of the structure and titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such case.

Article 42β par.4: Condensation of balance sheet accounts that correspond to Arabic numbers, as required by this provision.

None.

Article 42β par.5: Adjustments of prior year balances in order to render them uniform and comparable with the corresponding balances of the current year.

An amount of € 366,84 which refers to purchase of a car sound system was reclassified from the Assets account C.II.6 «Furniture and Fixtures» to the Assets account C.II.5 «Transportation Equipment».
An amount of € 366,83 which refers to depreciation of car sound system was reclassified from the Assets account C.II.6 «Furniture and Fixtures - Depreciation» to the Assets account C.II.5 «Transportation Equipment - Depreciation».
An amount of € 15.720,06 which refers to purchase of software programs was reclassified from the Assets account C.II.6 «Furniture and Fixtures» to the Assets account B.4 «Other Formation Expenses».
An amount of € 15.559,13 which refers to depreciation of software programes was reclassified from the Assets account C.II.6 «Furniture and Fixtures - Depreciation» to the Assets account B.4 «Other Formation Expenses - Depreciation».

2. Information concerning the asset valuation

Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1. Fixed Assets have been valued at cost including the cost of additions and improvements, less depreciation calculated in accordance with the prevailing legislation.
   For the calculation of depreciation the highest coefficient per fixed asset is being used as arranged by the P.D. 299/2003.
2. No charge for impairment of assets was made during the year.
3. The shares of Societes Anonymes listed in the Athens Stock Exchange have been valued at the lower of cost and market value per unit. Market value was deemed equal to the average share price for the month of December.
4. The unlisted shares of Societes Anonymes have been valued at cost, at the lowest per unit value between acquisition cost and book value as at 31 12 2002.
5. The deposits of Synthetic Swaps have been valued at cost, while the accrued interest income and any exchange differences up to 31/12/2003 have been recorded in the account of "Accrued Income".

Article 43α par.1-α: Translation into euro of assets and liabilities denominated in foreign currencies (FX) and accounting treatment of exchange differences.

There are no claims/obligations in foreign currency as at 31.12.2003.

Article 43 par.2: Departure from the valuation methods and principles. Application of special valuation methods.

None.

Article 43 par.7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

None.

Article 43 par.7-γ: Analysis of the difference between the valuation of the inventories and securities and their market value, provided that it is material.

There are no inventories.
The difference between the valuation of the securities and their market value is not material, with the exclusion of the shares of company CENTRAL SHARE REGISTRY SA where the difference between the current market price and the carrying amount is € 548.052,06. Current market price has been deemed equal to the companies' book value as per the Financial Statements of 31.12.2002.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

There has been no such case.

3. Fixed assets and pre-establishment expenses

Article 42ε par.8: Changes in fixed assets and formation expenses (capitalized expenditure).

The following tables contain the information required by the provision:

I. FORMATION EXPENSES *(amounts in €)*	**SHARE CAPITAL INCREASE EXPENSES**	**COMPUTER SOFTWARE**
COST AS AT 31.12.2002	1.467,35	185.896,69
PURCHASES DURING THE YEAR 2003	0,00	1.800,34
TRANSFER OF COST VALUE FROM ACC 14.03	0,00	15.720,06
ENTRY OF FORTUNE SOFTWARE AT COST WHICH HAD BEEN FULLY DEPRECIATED FROM EX KTIMATIKI AEDAK	0,00	21.608,75
WRITE OFF OF INTANGIBLE FIXED ASSETS	-1.467,35	0,00
SALES DURING THE YEAR 2003	0,00	0,00
COST AT 31.12.2003	**0,00**	**225.025,84**
ACCUMULATED AMORTIZATION AS AT 31.12.2002	1.467,35	140.462,63
AMORTIZATION FOR THE YEAR 2003	0,00	27.976,60
TRANSFER OF DEPRECIATION FROM ACC 14.99.03	0,00	10.559,13
UNDEPRECIATED VALUE OF FORTUNE SOFTWARE VALUES THAT HAD BEEN FULLY DEPRECIATED FROM EX KTIMATIKI AEDAK	0,00	21.607,74
UNDEPRECIATED VALUE OF SOFTWARE PROGRAMS THAT HAD BEEN FULLY DEPRECIATED FROM EX DIETHNIKI AEDAK	0,00	0,03
AMORTIZATION REDUCTIONS DUE TO WRITE OFFS OF INTANGIBLE FIXED ASSETS	-1.467,35	0,00
AMORTIZATION REDUCTIONS DUE TO SALE OF INTANGIBLE FIXED ASSETS	0,00	0,00
TOTAL ACCUMULATED AMORTIZATION AT 31.12.2003	**0,00**	**200.607,13**
NET BOOK VALUE AT 31.12.2003	**0,00**	**24.418,71**

II. FIXED ASSETS (amounts in €)	BUILDINGS & TECHNICAL WORKS	MOTOR VEHICLES	FURNITURE & OTHER EQUIPMENT
COST AT 31.12.2002	166.975,67	3,46	794.877,22
PURCHASES OF YEAR 2003	0,00	11.000,00	380.721,04
TRANSFER OF COST VALUE TO ACC 16.17	0,00	0,00	-15.720,06
TRANSFER OF COST VALUE TO ACC 13	0,00	0,00	-366,84
TRANSFER OF COST VALUE FROM ACC 14	0,00	366,84	0,00
WRITE OFF OF COST VALUE DUE TO DAMAGE OF TANGIBLE FIXED ASSETS	-166.975,67	0,00	-104.977,05
SALES OF YEAR 2003	0,00	0,00	-59.033,30
COST AT 31.12.2003	**0,00**	**11.370,30**	**995.501,01**
ACCUMULATED DEPRECIATION AT 31.12.2002	166.975,67	3,45	627.013,77
DEPRECIATION OF YEAR 2003	0,00	829,53	124.246,94
TRANSFER OF DEPRECIATION TO ACC 16.17	0,00	0,00	-10.559,13
TRANSFER OF DEPRECIATION TO ACC 13	0,00	0,00	-366,83
TRANSFER OF DEPRECIATION FROM ACC 14	0,00	366,83	0,00
DEPRECIATION REDUCTIONS DUE TO WRITE OFF OF TANGIBLE FIXED ASSETS	-166.975,67	0,00	-104.975,84
DEPRECIATION REDUCTIONS DUE TO SALE OF TANGIBLE FIXED ASSETS	0,00	0,00	-56.538,73
TOTAL ACCUMULATED DEPRECIATION 31.12.2003	**0,00**	**1.199,81**	**578.820,18**
NET BOOK VALUE AT 31.12.2003	**0,00**	**10.170,49**	**416.680,83**

Article 43 par. 5-δ: Analysis of additional depreciation.

None.

Article 43 par.5-ε: Impairment of tangible assets.

None.

Article 43 par.3-ε: Analysis and clarification of formation expenses (capitalized expenditure) relating to this period.

These expenses relate to purchases of software amounting to € 1.800,34.

Article 43 par.3-γ: Amounts and accounting treatment of foreign exchange differences that arose in the current period, on installments payments and/or the year and revaluation of loans, which were used exclusively for fixed assets acquisition.

There has been no such case.

Article 43 par.4 quotation α' & β': Analysis and clarification of the "Research and Development Expenses", "Concessions and Industrial Property Rights" and "GOODWILL".

There has been no such case.

<u>**4. Participations**</u>

Article 43α par.1-β: Participations in other companies exceeding 10% of share capital.

None.

Article 43α par β: (Has been added in conjunction with the article 3 of P.D. 326/1994) Participations in the capital of other companies, in which the Company is an unlimited liability partner.

None.

Article 43α par.1-ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of NATIONAL BANK OF GREECE S.A. and are available at the headquarters of the parent company, 86, Aiolou Str., Athens.

5. Inventories

Article 43α par.1-ια: Valuation methods for inventories, which deviate from the valuation principles of article 43, due to tax reasons.

There are no inventories.

Article 43α par.1-ι: Unrealized loss of current assets and reasons thereof.

The following table contains the information required by the provision.

I. SHARES LISTED ON THE ATHENS STOCK EXCHANGE (GREEK COMPANIES)

(amounts in €)		**At 31.12.2003**		
Shares	**Number**	**Cost**	**Market value art.43 par.6-βα L.2190/1920**	**Provision for impairment losses 31.12.2003**
1. Hellenic Stock Exchange Investments S.A. (Common Register Shares)	488.740,00	3.384.508,09	3.127.936,00	**256.572,09**
Total provision for impairment losses 31.12.2002				**1.866.751,34**
Amount of the devaluation provision that has to transfer to income from unused provisions as at 31.12.2003				**-1.610.179,25**

II. UNLISTED SHARES IN GREEK COMPANIES

(amounts in €)		**At 31.12.2003**		
Shares	**Number**	**Cost**	**Market value art.43 par.6-βγ L.2190/1920**	**Provision for impairment losses 31.12.2003**
1. Central Share Registry S.A.	282.000,00	75.393,11	623.445,17	**0,00**

III. UNLISTED SHARES IN NON GREEK COMPANIES

(amounts €)		**At 31.12.2003**		
Shares	**Number**	**Cost**	**Market value art.43 par.6-βγ L.2190/1920**	**Provision for impairment losses 31.12.2003**
1. NBG LUXEMBOURG HOLDING S.A.	4	4.000,00	9.674,29	**0,00**
2. NBG LUXFINANCE HOLDING S.A.	4	4.000,00	32.636,05	**0,00**

IV. GREEK MUTUAL FUND UNITS

(amounts in €)		**At 31.12.2003**		
Mutual Funds **Mutual Funds Units "DELOS"**	**Units**	**Cost**	**Market value art.43 par.6-ββ L.2190/1920**	**Provision for impairment losses 31.12.2003**
1. European Foreign Shares	11.482,374	50.000,00	49.454,58	**545,42**
2. International Foreign Shares	13.449,175	50.000,00	49.342,33	**657,67**
3. International Income Bond	517.345,930	5.250.000,00	5.301.968,03	**0,00**
4. Strategic Placements International	517.397,831	5.250.000,00	5.300.171,64	**0,00**
5. Collective Balanced Domestic	46.716,965	200.000,00	219.901,43	**0,00**
Total Devaluation Provision 31.12.2003				**1.203,09**
Accumulated Devaluation Provision 31.12.2002				**0,00**
Amount of the Devaluation Provision to be accounted 31.12.2003				**1.203,09**

V. NON GREEK MUTUAL FUND UNITS

(amounts in €)		At 31.12.2003		
Mutual Funds	Units	Cost	Market value art.43 par.6-ββ L.2190/1920	Provision for impairment losses 31.12.2003
Mutual Fund Units "NBG SYNESIS"				
1. World Click Sub-fund / B	675,688	675.685,00	658.322,82	**17.362,18**
2. Growth Strategy Sub-fund / B	10,641	1.064.260,00	1.082.242,16	**0,00**
3. Growth Strategy Sub-fund / A	0,060	6.000,00	6.097,18	**0,00**
4. Arbitrage Sub-fund / B	917,195	1.000.000,00	1.015.004,67	**0,00**
				17.362,18
Mutual Fund Untis "NBG INTERNATIONAL"				
1. Income Plus Sub-fund / B	5.073,618	5.000.000,00	5.257.130,76	**0,00**
2. Emerging Eurobond Sub-fund / B	1.001,121	1.000.000,00	1.010.121,08	**0,00**
3. European Allstars Sub-fund / A	10,000	10.000,00	9.535,40	**464,60**
4. European Allstars Sub-fund / B	3.239,672	3.090.000,00	3.089.189,24	**810,76**
5. Hellenic Allstars Sub-fund / A	10,000	10.000,00	10.750,10	**0,00**
6. Hellenic Allstars Sub-fund / B	90,000	90.000,00	96.750,90	**0,00**
7. Socially Responsible Sub-fund / A	10,000	10.000,00	9.508,50	**491,50**
8. Socially Responsible Sub-fund / B	1.147,551	1.090.000,00	1.091.148,87	**0,00**
9. Strategic Bond Sub-fund / B	2.002,576	2.000.000,00	2.035.398,22	**0,00**
10. Global Hedged Bond Sub-fund / B	2.003,200	2.000.000,00	2.034.670,27	**0,00**
11. Financial World Sub-fund / B	1.327,40	1.000.000,00	1.002.893,33	**0,00**
				1.766,86
Total provision for Impairment Losses 31.12.2003				**19.129,04**
Accumulated Provision for Impairment Losses 31.12.2003				**92.118,39**
Write back of provision for Impairment losses as at 31.12.2003				**-72.989,35**

6. Share capital

Article 43α par.1-δ: Categories of shares.

The following table contains the information required by the provision.

(amounts in €)	Number of Shares	Par Value	Total Value
Common Registered Shares	200.000	3,00	600.000,00
Total	**200.000**	**3,00**	**600.000,00**

The Company's shares can only be transferred following permission from the Monetary and Credit Committee of the Bank of Greece in conjunction with the Capital Market Committee's permission.

Article 43α par.1-γ: Shares issued during the period.

None issued.

Article 43α par.1-ε & 42ε par.10: Issued securities and embedded rights.

None issued.

Article 43α par.1-στ: Acquisition of treasury shares during the current period.

None acquired.

The following tables indicate share capital variations and list the company's shareholders.

I. SHARE CAPITAL VARIATIONS

(amounts in €)	Number of Shares	Share Capital
1. Initial Share Capital	10.000.000	29.347,03
2. Share Capital Increase (year 1992)	40.000.000	117.388,11
3. Share Capital Increase (year 1996)	50.000.000	146.735,14
4. Share Capital Increase due to the merger with "Ktimatiki Mutual Fund Management Company" (30.06.2000)	100.000.000	293.470,29
5. Share Capital Increase through capitalization of prior years' taxable extraordinary reserves (increase of the par value by the amount of 0,07 € per share)	0	13.059,43
Total	**200.000.000**	**600.000,00**

II. SHAREHOLDERS

(amounts in €)	Percentage %	Number of Shares	Share Capital
1. National Bank of Greece S.A.	81,00%	162.000	486.000,00
2. Ethniki Kefalaiou S.A.	17,10%	34.200	102.600,00
3. NBG BANCASSURANCE	1,90%	3.800	11.400,00
Total	**100,00%**	**200.000**	**600.000,00**

7. Provisions and Liabilities

Article 42ε par.14 quotation δ: Analysis of the account «Other provisions», if the amount is material.

The balance of the Account "Other provisions" is € 54.939,94 and is analyzed in the following table :

I. ANALYSIS OF THE ACCOUNT «OTHER PROVISIONS»

(amounts in €)	Balance as at 31.12.2003
1. Productivity Bonus for the Mutual Funds Sales Network (BOD decision 384/30.10.2002)	1.800,00
2. Provision for doubtful debts disputed (at law).	53.139,94
Total 31.12.2003	**54.939,94**

Article 43α par.1 quotation ιζ: Description of the method of calculation of staff terminology indemnity.

Provision for staff termination indemnity was increased to cover staff compensation due to termination or retirement.
This increase in the provision amounts to € 205.514,14 and charged in the Profit and Loss Account for the year.
The accumulated provision at 31.12.2003 amounted to € 739.940,97.
The provision for personnel compensation is 100% of the maximum compensation.

Article 43α par.4-ζ: Financial commitments arising from contracts etc, which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments of affiliated companies.

None.

Article 43α par.1-ιβ: Potential material taxation liabilities for the current period and prior periods, provided that these are not included the liabilities or provisions.

None.

Article 43α par.1-στ: Long term liabilities over 5 years.

None

Article 43α par.1-στ: Liabilities covered by mortgages.

None

8. Prepayments and Accruals

Article 42ε par.12: Analysis of the "Accrued Income" and "Prepaid Expenses Accounts".

The following table contains the information required by the legal provision.

ACCRUED INCOME	Balance as at 31.12.2003 (amounts in €)
1. Income from Synthetic Swaps	**103,89**

PREPAID EXPENSES	Balance as at 31.12.2003 (amounts in €)
1. Prepaid Personnel Insurance for the period earned	677.552,80
2. Audit Fees	14.353,00
3. Electricity (D.E.H - Public Power Corporation)	3.000,00
4. Rentals	8.520,61
5. Telecommunication expenses	3.479,50
6. Other prepaid expenses	1.383,74
Total	**708.289,65**

9. Off-Balance Sheet Items

Article 42ε par.11: Analysis of the off-balance sheet items, to the extent that they are not covered by the information of par.10.

In the "Items in custody and safekeeping" account the following amounts are included:
An amount of € 0,18 which represents cash balance in bank accounts for investment in the products of "DESMES DELOS MUTUAL FUNDS".
An amount of € 473,50 which represents cash balance in bank accounts for investment in continuous investment programs.
An amount of € 11,00 which represents the indicative value for six machineries for connection with BLOOMBERG and REUTER as well as five assets that belong to NBG and serve the needs of the company.
An amount of € 7,00 which represents the indicative value for 5 cars, 1 photo copier and 1 software program that bave been aquired by leasing.
In the Account "Bilateral agreements " are reflected the future obligations of the company that derive from leasing. The amount of those obligations is € 92.047,50 (tax included).
In the Account "Other memo accounts" the portfolio portions are shown (participations-securities) and analyzed in Part 5 "Inventories"

10. Guarantees Provided and Mortgages

Article 42ε par.9: Guarantees and mortgages provided by the company.

None

11. Fees, Advances and Credits to Management

Article 43α par.1-ιγ: (As amended by article 3 of P.D. 325/1994). Fees to members of management and directors of the company.

The following table contains the information required by the provision.

FEES AND CREDITS TO MANAGEMENT	Balance as at 31.12.2003 (amounts in €)
1. Gross Fees to the Chairman of the Board of Directors	216.957,06
2. Fees to members of the Board of Directors	31.680,00
3. Gross Fees to members of the Mutual Funds Investment Committee	31.518,84
4. Gross Fees to the General Manager	284.147,24
Total	**564.303,14**

Article 43α par.1-ιγ: Liabilities created or assumed for financial assistance purposes to members of management and directors leaving the company during the current period.

None

Article 43α par.1-ιδ: Advances and credits provided to members of management (members of the Board of Directors and managers).

None

12. Profit and Loss Account

Article 43α par.1-η: Turnover by category of operations and geographical markets.

The Company's turnover amounts to 37.468.090,43 € and is analysed in the following table:

TURNOVER OF "DIETHNIKI" MUTUAL FUND MANAGEMENT COMPANY	Balance as at 31.12.2003 (amounts in €)
1. Fee income for managing Mutual Fund	72.001.280,73
2. Commission from the sale of Mutual Fund Units	206.169,67
3. Commission for the purchase of Mutual Fund Units	-34.824.330,10
4. Commission from the exchange of Mutual Fund Units	84.970,13
Total Turnover	**37.468.090,43**

Article 43α par.1-θ: Average number of persons employed during the period, their categories, and total staff cost. It must be noted that the "Management Personnel (officers)" includes salaried staff.

The following table contains the information required by the legal provision.

Average Management Personnel :	Number:	56	
Salaries:	€		2.079.953,99
Social Security contributions:	€		420.874,44
Other staff benefits	€		996.870,69
Total	**€**		**3.497.699,12**

Article 42ε par.15-β: Analysis of the extraordinary and non-operating expenses and income.

The following table contains the information required by the legal provision.

1. EXTRAORDINARY AND NON-OPERATING INCOME	Balance as at 31.12.2003 (amounts in €)
* Other extraordinary and non-operating income	**2.275,87**

2. EXTRAORDINARY AND NON-OPERATING EXPENSES	
* Tax penalties and surcharges	87.587,29
* Other extraordinary and non-operating expenses	26,74
Total	**87.614,03**

3. EXTRAORDINARY LOSSES	
* Loss from damage of furniture and other equipment	1,21
* Loss from sale of furniture and other equipment	2.103,15
Total	**2.104,36**

4. EXTRAORDINARY PROFITS	
* Profit from sale of furniture and other equipment	**172,57**

Article 42ε par.15-β: Analysis of the accounts "Prior year's income", "Income from prior year's provisions" and "Prior year's expenses".

The following table contains the information required by the provision.

1. PRIOR YEARS' EXPENSES	Balance as at 31.12.2003 (amounts in €)
* Tax penalties and surcharges	15.360,00
* Employer's contribution of other funds of main and additional insurance of previous years	1.583,24
* Employer's contribution IKA due to rise in contributions in favor of the Employee Benefit Fund.	1.124,22
* Third Party Allowances	8.734,02
* Third Party Fees that are subject to income tax withholding.	1.405,38
* Promotion and Advertisement Expenses	1.524,81
* Interest expense	1.858,01
* Other prior year expenses	745,73
Total	**32.335,41**

2. INCOME FROM PRIOR YEAR'S PROVISIONS	
* Unused provisions for impairment loss of participations and securities	**4.028.520,40**

3. PRIOR YEAR'S INCOME	
* Credit differences of Account 56.01	771,48
* Other prior year income	136.485,00
Total	**137.256,48**

13. Other information required by users of the accounts and to achieve a true and fair view

Article 43α par. 1-1ζ: Any other information considered necessary to fully update the shareholders and third parties and the presentation of the true and fair position.

From 06 06 2003 the Company manages new Mutual Funds:
(a) «DELOS CORPORATE FOREIGN BOND FUND»
(b) «DELOS FINANCIAL SECTOR FOREIGN BOND FUND»
(c) «DELOS GLOBAL INCOME FUND»
(d) «DELOS GLOBAL STRATEGY INTL BALANCED FUND»

The tax audit for fiscal years 1999,2000 and 2001 is completed during the year ended 31.12.2003.
The company has not been audited for the periods 2002 and 2003.Consequently,the tax liability for those two years has not yet been finalized.

Athens, 21 January 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE AUTHORIZED MEMBER & A' VICE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
N. MPERTSOS	AP. TAMVAKAKIS	G. PAPOUTSIS	S. SAVAIDIS

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
OF NATIONAL MANAGEMENT AND ORGANIZATION COMPANY
Reg. No. 6752/01 NT/B/86/394 REGISTER SA PREFECTURE OF ATHENS, SECTION OF SOUTH ATHENS
(in accordance with the provisions of articles of codified L. 2190/1920)

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair view.

Article 42α par.3: Departure from the relevant provisions for the preparation of the annual financial statements, which was considered necessary for the presentation of the true and fair position, as required by the provision of par.2 of article 42a.

None

Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and the Profit and Loss Account.

None

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such case.

Article 42β par.3: Adaptation of the structure and titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such case.

Article 42β par.4: Condensation of balance sheet accounts that correspond to Arabic numbers, if necessary conditions exist.

None

Article 42β par.5: Adjustments of prior year balances in order to render them comparable with the corresponding balances of the current year.

The following balances have been adjusted in the financial statements of the year ended 31.12.2002, in order to become comparable with the corresponding balances of the current year:
Analytically, for the period of 2002 for the asset item B 4 of the Balance Sheet line " Other establishment expenses" there has been a reduction in its cost value by an amount of € 521.864,74,its depreciation by € 372.856,75 and its net book value by € 149.007,99.
Correspondingly, there has been added in Assets the item C1 " Intangible Fixed Assets", where the lines of Balance Sheet " Expenses for research and development " and "Other Intangible Assets" are included with cost values of € 82.759,20 and € 439.105,54 respectively, depreciated at € 30.409,60 and € 342.447,15 respectively, with undepreciated values of € 52.349,60 and € 96.658,39 respectively.

2. Information regarding the valuation of assets

Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1) Fixed Assets have been valued at amortized cost plus the cost of additions and improvements, less depreciation calculated in accordance with the prevailing legislation.
2) No impairment loss was recognized during the year.
3) Participations and securities, time deposits excluded, have been valued at the lower of cost and market value. Market value was:
   - For shares listed in the Athens Stock Exchange, the average price for the month of December 2002.
   - For shares of Societes Anonymes not listed in the Athens Stock Exchange, their net asset position in their most recent audited balance sheet was used.

The following table contains relevant information about the valuation of securities as at 31 December 2003 (article 9, L.2286/1995).

BALANCES AS AT 31 DECEMBER, 2003

Participations	Number of Shares & Units of Trading	Cost Value		Market Value		Book Value	
		Item	Total	Item	Total	Item	Total
Listed securities (N.B.G.)	3.949	5,26	20.760,03	19,33	76.334,17	5,26	20.760,03
Non-Listed securities & participations "ΕΘΝΟDATA SA"	33.330	2,93	97.813,65	3,24	107.989,20	2,93	97.813,65
Total			**118.573,68**		**184.323,37**		**118.573,68**

Article 43α par. 1-α: Translation into euro of assets and liabilities denominated in foreign currencies (FX) and accounting treatment of exchange differences.

The amounts receivable and payable denominated in foreign currencies were translated into euro at the official rate of the foreign currencies at 31.12.2003. There were no valuation foreign exchange differences. The resultant differences are recorded in the profit and loss for the year.

Article 43 par.2: Departure from the valuation methods and principles. Application of special valuation methods.

None

Article 43 par.7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

None

Article 43 par.7-γ: Description of the difference between the valuation of securities and their market value, provided that it is material.

The book value of securities was € 118.573,68 with a total market value of € 184.323,37.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

There has been no such case.

3. Fixed assets and pre-establishment expenses

Article 42ε par.8: Changes in fixed assets and formation expenses (capitalized expenditure).

The following tables contain the information required by the provision:

TANGIBLE FIXED ASSETS ANALYSIS

COST VALUE	Buildings	Motor Vehicles	Furniture & other equipment	TOTAL
BALANCE 31.12.02	2.973.037,01	28.833,90	33.214.067,35	**36.215.938,26**
ADDITIONS 2003	57.577,33	–	3.640.311,60	**3.697.888,93**
BALANCE 31.12.03	3.030.614,34	28.833,90	36.854.378,95	**39.913.827,19**

DEPRECIATIONS	Buildings	Motor Vehicles	Furniture & other equipment	TOTAL
BALANCE 31.12.02	700.889,30	20.921,58	18.418.748,66	**19.140.559,54**
ADDITIONS 2003	391.842,20	1.682,16	6.710.745,88	**7.104.270,24**
BALANCE 31.12.03	1.092.731,50	22.603,74	25.129.494,54	**26.244.829,78**
NET BOOK VALUE 31.12.03	1.937.882,84	6.230,16	11.724.884,41	**13.668.997,41**

ANALYSIS OF INTANGIBLE ASSETS

COST VALUE		DEPRECIATIONS	
BALANCE AS AT 31.12.02	12.695.568,40	BALANCE 31.12.02	2.529.783,33
ADDITIONS 2003	5.985.886,19	ADDITIONS 2003	4.679.753,34
BALANCE AS AT 31.12.03	18.681.454,59	BALANCE 31.12.03	7.209.536,67
		NET BOOK VALUE 31.12.03	11.471.917,92

Article 43 par.5-δ: Analysis of additional depreciation.

None

Article 43 par.5-ε: Provisions for the write-off of tangible assets.

None

Article 43 par.3-ε: Analysis and clarification of the formation expenses (capitalized expenditure) related to this period.

Intangible assets by category as at 31.12.2003:		
Computer software	€	5.792.716,80
Right to use computer software	€	193.169,39
Total	**€**	**5.985.886,19**

Article 43 par.3-γ: The amounts and accounting treatment of foreign exchange differences that arose in the current period, on installments payment and/or the year end revaluation of loans, which were used exclusively for fixed assets acquisition.

There has been no such case.

Article 43 par.4 quotation α' & β': Analysis and clarification of the "Research and Development Expenses", "Concessions and Industrial Property Rights" and "GOODWILL".

There has been no such case.

4. Participations

Article 43α par.1-β: Participations in other companies in excess of 10% of share capital.

None.

Article 43α par.1-β which has been added in conjunction with the article 3 of P.D. 326/1994: Participation in the share capital of other companies (e.g. Private Companies, Limited Liability Companies) in which the S.A. is an unlimited liability partner.

There has been no such case.

Article 43α par.1-ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE S.A. and are available in the headquarters of the parent company, 86, Aiolou Str., Athens, Reg. No 6062/06/B/86/01.

5. Inventories

Article 43α par.1-ια: Valuation methods for inventories which deviate from the valuation principles of article 43, due to tax reasons.

None.

Article 43α par.1-ι: Differences from devaluation of current assets and reasons thereof.

None.

6. Share capital

Article 43α par.1-δ: Categories of shares of which the share capital consists.

The company's share capital consists of 6.622.940 ordinary shares, with a par value of 3 € each, and a total value of 19.868.820 €.

Article 43α par.1-γ: Issued shares during the period for share capital increase.

No issue of new shares.

Article 43α par.1-ε & 42ε par.10: Issued securities and embedded rights.

No issue of securities.

Article 43α par.1-ιστ: Acquisition of own shares during the current period.

No acquisition of treasury shares.

7. Provisions and Liabilities

Article 42ε par.14 quotation δ': Analysis of the account "Other provisions", if the amount is material.

The following tables contain the information required:

	Provisions for doubtful debts	Provisions for staff compensation *	Other provisions	TOTAL
BALANCE 31.12.02	497.784,35	78.542,00	117.388,11	**693.714,46**
ADDITIONS 2003	–	273.184,00	–	**273.184,00**
SUBTRACTIONS 2003	–	78.542,00	–	**78.542,00**
BALANCE 31.12.03	497.784,35	273.184,00	117.388,11	**888.356,46**

* **Article 43α par.1-ζ:** In accordance with the decision 205/88 by Legal Authorities of the State.

Article 43α par.1-ζ: Financial commitments arising from contracts etc. which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None

Article 43α par.1-ιβ: Potential material taxation liabilities in respect of the current period and prior periods, provided that these are not shown in the liabilities or provisions.

The company has not been tax audited for the periods 2002 & 2003.In spite of that the Management expects that there will not result significant amounts of additional tax due to these audits.

Article 43α par.1-στ: Long term liabilities over 5 years.

None

Article 43α par. 1-στ: Liabilities covered by mortgages.

None

8. Prepayments and Accruals

Article 42 ε par.12: Analysis of the accounts of "Prepaid Expenses" and "Accrued Expenses".

Prepaid Expenses

a)	Rental expenses	€	1.568,74
b)	Maintenance expenses	€	13.861,87
c)	Fire Insurance Expenses	€	11.645,89
d)	Other expenses	€	314,18
	Total	**€**	**27.390,68**

Accrued Expenses

a)	Postal expenses	€	473.940,59
b)	Sundry expenses	€	1.429,68
c)	Telecommunication	€	137.951,17
d)	Electricity and water supply expenses	€	18.850,00
e)	Insurance for Master Card Owners	€	37.967,72
f)	Other expenses	€	7.901,33
	Total	**€**	**678.040,49**

9. Off-Balance Sheet Items

Article 42 ε par.11: Analysis of the off-balance sheet items, to the extent to which this liability is not covered by the information of par.10.

The following accounts are held:

a)	Beneficiaries of third party assets held	€	**1.740,58**
b)	Guarantees and other securities (Concerns letters of guarantee received)	€	**1.890.623,81**
c)	Other off balance sheet accounts (Include the required by law accounts for monitoring fixed assets and their relevant VAT, five years from their initial purchase).	€	**206.858.199,22***
	Total	**€**	**208.750.563,61**

* The above accounts include the amount for transaction commissions due of € 2.280.889,54 with par value of € 146.193.993,00 (It refers to sales made up to 31.12.2003 but receipts will be collected by merchants within 2003 and correspondingly the commissions will be collected in 2004.)

10. Guarantees Provided and Mortgages

Article 42ε par.9: Guarantees and mortgages provided by the company.

None

11. Fees, Advances and Credits to Management

Article 43α par.1-ιγ: Fees to members of management and directors of the company.

The following table contains the information required by the provision.

a)	Fees to members of the Board of Directors	€	16.137,71
b)	Management fees	€	724.198,19
c)	Social Security contributions	€	193.470,64
	Total	**€**	**933.806,54**

Article 43α par.1-ιγ: Liabilities created or taken over for financial assistance to members of management and directors leaving the company during the current period.

None

Article 43α par.1-ιδ: Advances and credits given to members of management (members of the Board of Directors and managers).

None

12. Profit and Loss Account

Article 43α par.1-η: Turnover by category of operations and geographical markets.

The Company's income amounts to € 76.451.319,74 and is analyzed in the following table

a)	Commissions from associated companies	€	17.288.094,89
b)	Income from services provision to NBG	€	58.509.654,02
c)	Income from services to Banks and third parties (POS transactions, PK publications)	€	251.727,45
d)	Income from promotion by ΕΘΝOSHOPPING	€	226.516,72
e)	Income from customer accounts and other income	€	175.326,66
	Total	**€**	**76.451.319,74**

Article 43α par.1-θ: Average number of persons employed during the period, their categories, and total staff cost.

1)	Personnel: 407		
2)	Fees and expenses:		
	- Salaries	€	12.284.397,63
	- Social Security contributions	€	2.947.394,57
	- Other benefits and expenses	€	2.735.585,00
	Total	**€**	**17.967.377,20**

Article 42ε par.15-β: Analysis of the extraordinary and non-operating expenses and income, (accounts 81.00, 81.03, 81.01of the code of books).

a) Extraordinary and non-operating expenses		
- Exchange differences	€	60;02
- Commission differences of associated companies	€	6.962,66
- Other penalties	€	2.789,67
- Other expenses	€	31,22
Total	**€**	**9.843,57**

b) Extraordinary income		
- Income from the sale of furniture & other equipment	€	1.741,52
Total	**€**	**1.741,52**

c) Extraordinary and non-operating income		
- Commission differences of associated companies	€	77.774,95
- Other income	€	18.543,18
Total	**€**	**96.318,13**

d) Extraordinary losses		
- Other extraordinary losses	€	1.007,39
Total	**€**	**1.007,39**

Article 42ε par.15-β: Analysis of the accounts "Prior years' income", "Income from prior years' provisions" and "Prior years' expenses" (accounts 82.01, 84 and 82.00 of the code of books).

Prior year income		
- Insurance premium returns	€	21.733,75
- Other income	€	102.311,10
Total	**€**	**124.044,85**

Write back of provisions		
- Unused provisions of staff termination indemnity.	€	78.542,00
Total	**€**	**78.542,00**

Prior year expenses		
- VAT difference (PRO RATA 2002)	€	57.069,30
- Staff insurance expenses	€	177.032,28
- Other expenses	€	2.288,99
Total	**€**	**236.390,57**

13. Other information required by users of the accounts in order to achieve a true and fair view

Article 43α par.1-ιζ: *Any other information, considered necessary for the purpose of fully updating the shareholders and third parties and for the presentation of a fair view of the company's asset structure, financial position and the profit and loss account for the year.*

The National Management and Organization Company is a subsidiary of the National Bank of Greece SA. Between the parent and subsidiary companies there are intercompany transactions the most important of which is the income pricing from the company to NBG (contract from 07.01.2003).

The above clarifications are given in compliance to provisions of relevant Articles of L.2190/20 as it has changed with P.D. 409/86,as to the financial statements of the period ending 2003 to become clearer.

Athens, 29 January 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE VICE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
APOST. TAMVAKAKIS	GEOR. ARONIS	GEOR. MPOURNIAS	NIK. TSIRIKOS

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
OF "ETHNIKI LEASING S.A."
(in accordance with the provisions of Codified Law 2190/1920, as currently in force)

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

Article 42α par.3: Departure from the relevant provisions for the preparation of the annual financial statements which was considered necessary for the presentation of the true and fair position as required by the provision of par. 2 of this article.

None

Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

None

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory account.

There has been no such situation.

Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

Such adaptations are shown in the balance sheet with the sign (a) or (b) after the Arabic numbers, which relate to the accounts of the Greek Chart of Accounts. This was mainly done in the accounts of leased assets in order to differentiate from the assets owned and used by the Company itself.

Article 42β par.4: Condensation of Balance Sheet Accounts that corresponds to Arabic numbers, as required by this provision.

None

Article 42β par.5: Adjustments of prior year balances in order to render them uniform and comparable with the corresponding balances of the current period.

None

Article 43β par.2 which was added to article 6 of P.D. 325/94: Exchange rate of the Greek drachma to EUR in case the annual financial statements were also published in EUR.

The financial statements of the current year (2003) and the previous year (2002) have been published only in euro.

2. Measurement of the cost of assets

Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

The tangible assets were valued at acquisition cost, increased by additions and improvements and decreased by the depreciation provided by the Law.
Specifically:

a) The depreciation on assets owned and used by the company has been done according to article 31 of Codified Law 2238/1994, as currently in force, taking into account the relative Presidential Decree.
b) The depreciation on leased assets (with the reservation stated in paragraph 12ε of this Appendix) was calculated according to the term of the finance leases.

Article 43α par.1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into euros and accounting treatment of exchange differences.

a) These are no receivables denominated in foreign currency.
b) The amounts owed (loans) denominated in foreign currencies were translated into euros on the basis of the official exchange rates of 31.12.03, as mentioned in the European Central Bank's Exchange Rates Bulletin prevailing at 31.12.03, and in accordance with article 28 par.7 of the Books and Records Code (P.D. 186/1992), as amended by article 7 of L. 2842/2000.
   In accordance with this procedure credit exchange differences have arisen of 162.349 €. For this amount a provision is formed which is included in the Account "Other Provisions".
   It must be noted that the above mentioned loans have been hedged with lease contracts in foreign currencies.

Article 43 par.2: Departure from the valuation methods and principles. Implementation of special valuation methods.

None

Article 43 par.7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

There is no such case.

Article 43 par.7-γ: Description of the difference between the valuation of the stocks and securities and their market value provided that the latter is material.

There is no such case.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets, which took place during the year, in accordance with special laws and with indication of the movement concerning the account "Revaluation differences".

There is no such case.

3. Fixed assets and formation expenses

Article 42ε par.8: Changes in fixed assets and formation expenses (capitalized expenditure).

At the end of this Appendix, there is one table containing the information required by this article and refers to tangible fixed assets and to formation expenses.

Article 43 par.5-δ: Analysis of additional depreciation.

None

Article 43 par.5-ε: Provisions for impairment of tangible fixed assets.

None

Article 43 par.3-ε: Analysis and clarification of the formation expenses (capitalized depreciation) relating to this period.

At the end of this Appendix, there is the table mentioned in 3a above with the information required by this article. It must be clarified that:
The "Expenses of acquiring leased real estate", which are listed in detail in a table at the end of this Appendix, relate to expenses of acquiring leased real estate, which will be depreciated evenly over the term of the finance lease.

Article 43 par.3-γ: Amounts and accounting treatment of foreign exchange differences that arose in the current period, on installment payments and/or the year end revaluation of loans, used exclusively for fixed asset acquisitions.

There are no such amounts.

Article 43 par.4 quotation α' & β': Analysis and clarification of the "Research and Development Expenses", "Concessions and industrial property rights" and "GOODWILL"

There are no such amounts.

4. Participations

Article 43α par.1-β: Participations in the capital of other companies at a percentage greater than 10%.

There are no such participations.

Article 43α par.1-ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The Company's financial statements are subject to consolidation with the financial statements of the NATIONAL BANK OF GREECE S.A., 86, Aiolou Str. ATHENS, Reg. No. 6062/06/B/86/01, as the Company is a member of the NBG Group. NBG is responsible for their publication.

5. Inventories

Article 43α par.1-ια: Valuation methods for inventories, which deviate from the valuation principles of, article 43, due to tax purposes.

There are no inventories.

Article 43α par.1-ι: Impairment losses in current assets and reasons thereof.

None

6. Share Capital

Article 43α par.1-δ: Categories of shares, of which the share capital consists.

	Number	Par Value	Total Value
Common Shares in EUR	900.000	29,35	26.415.000

Article 43α par.1-γ: Issued shares during the period for increasing the share capital.

Share capital has not increased.

Article 43α par.1-ιστ: Acquisition of own shares during the current period.

No acquisition of own shares.

7. Provisions and liabilities

Article 42ε par.14 quotation δ: Analysis of the account "Other provisions", if the amount is material.

1) Provisions for non-performing loans moved as follows: (amounts in EUR thousands):

- Balance brought forward	3.331
- Write offs	193
- Provision	800
Total	**3.938**

The as above mentioned amount appears in the Liabilities Acc "Other Provisions"	2.811
and negatively in Assets in Acc "Doubtful Debts"	1.127
Total	**3.938**

2) The provisions for credit exchange differences from loan valuation in foreign currency have risen to € 162 thousand.

Article 43α par.1-ζ: Financial commitments arising from contracts etc., which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None

Article 43α par. 1-ιβ: Provision for material liabilities for tax and tax payable that may have to be paid during the current period and prior periods, provided that these are not included in the liabilities or provisions.

The tax authorities have audited the Company until the period 2000.There are no known obligations of that kind apart from a difference with the Greek State amounting to € 2.305 thousand for which the Company was cleared by the Secondary Administrative Court. The State has appealed.

Article 43α par.1-στ: Long-term liabilities over 5 years.

None

Article 43α par.1-στ: Liabilities covered by mortgages.

None

8. Prepayments and accruals

Article 42ε par.12:

a) Analysis of the accounts "Accrued income" and "Prepaid expenses".

The "Prepaid expenses" of € 2.761 include expenses paid in the current period that relate to the next period and are analyzed as follows:

Motor vehicle expenses	868
PC maintenance contracts	783
Subscriptions	679
Insurance costs	431

β) Analysis of the accounts "Deferred income" and "Accrued expenses".

"Deferred income" of € 6.081.464 relates to rentals received in the current period and will be earned in the next period.

The "Accrued expenses" of € 1.168.541 relate to expenses incurred in the current period which will be paid in the next period and are analyzed as:

Interest	1.135.126
Various operating expenses	33.415

9. Off-balance sheet items

Article 42ε par. 11: Analysis of the off-balance sheet items, to the extent that this liability is not covered by the information in par. 10.

The off-balance sheet items are analyzed as follows (amounts in EUR thousand):

1)	Guarantees obtained from third parties	13.826
2)	Guarantees given to secure obligations	880
3)	Receivables as guarantee	128
4)	Non-performing receivables	1.254
5)	Disputed debtor balances	1.200
6)	Letters of credit (imports) on behalf of customers	882
7)	Customers' debts written off	1.993
8)	Differences from Tax Audit of period 1995	2.305
9)	Other memorandum Accounts	11.438

10. Guarantees provided and Mortgages

Article 42ε par.9: Guarantees and asset collaterals provided by the company.

There are no such amounts.

11. Fees, advances and credits to management

Article 43α par. 1-ιγ: Management fees and directors emoluments.

The fees amounted in to € 46.133 before tax.

Article 43α par.1-ιγ: Liabilities created or taken over for financial assistance to management members and directors, who left the company during the current period.

None

Article 43α par.1-ιδ: Advances and credits given to management members (Board of Directors and managers).

None

12. Profit and loss account

Article 43α par.1η: Turnover by category of operations and geographical markets (The turnover is considered as determined in the article 42ε par.15-quotation α').

The turnover (which is generated entirely from activities in Greece) is analyzed as follows (amounts in EUR thousand):

- Rentals from vehicles and equipment	50.634
- Rentals from properties	9.860
- Proceeds from sale of vehicles and equipment (due to breach of contract)	622
- Proceeds from sale of properties	203

Article 43α par.1-θ: The average number of persons employed in all the categories, during the period, including their total cost. It is clarified that the "Management personnel (officers)" includes the monthly paid staff, while the "Technical working personnel" includes the daily paid staff.

Average number of staff
Management personnel (officers) 23 persons
Staff costs (amounts in EUR thousand)

Salaries	728
Social sec. Contribut.	143
Other benefits	50

Article 42ε par.15β: Analysis of the most important extraordinary and non-operating expenses and income, namely the "extraordinary and non-operating expenses" and "extraordinary and non-operating income". If the amounts of "extraordinary losses" and "extraordinary profits" are material, in accordance with the provision of article 43α par.1-ιγ, their analysis is also provided (on the basis of the accounts 81.02 and 81.03 of the Greek Chart of Accounts).

1) The extraordinary and non-operating expenses include mainly the credit exchange differences that came out from the loan payments in foreign currency.
2) The extraordinary profits include entirely income from personnel subsidies through OAED.

Article 42ε par.15-β: Analysis of the accounts "Prior year's income", "Income from previous years provisions" and "Prior year expenses".

The balance "Prior year's income" includes an amount of € 660 thousand, a paid portion which refers to a liquidation of a customers' asset whose claims had been written off in previous periods while the balance "Prior year expenses" includes an amount of € 47 thousand which refers to bonuses of managers of the company of the previous period and other expenses of € 13 thousand.

Article 43ε par.1-ιζ: Any other information required by specific provisions of legislation in force.

On the basis of legislation in force, the company depreciates the leased assets for contracts issued since 1/1/96 and thereafter, evenly over the terms of the lease. In contrast, as far as the financial lease contracts issued until 31/12/95 are concerned, the company depreciates the leased assets, which will become the property of the lessee after the end of the lease period, in accordance with the rates provided by the tax legislation. The lease term is not taken into consideration. Hence, for the above leases (dated prior to 31/12/95) no reconciliation exists between the income generated from the lease and the cost (namely the depreciation), as required by the provisions of the Codified Law 2190/1920. It has to be noted that the existing as today in the Portfolio contracts of that kind are of negligent amount.
The company manages the operation of land according to the anticipated from the provision of par.3 of article 27 of Law 2682/1999.As a result of those contracts that have been made in 2003, the results of the closing period were not affected while for the previous periods there is a divergence of € 3.885 million.
Regardless of the above, the difference is covered by an extraordinary reserve of € 5.192 thousand.

Article 43α par.1-ιζ: Any other information, considered necessary for the purpose of fully updating the shareholders and third parties and for the presentation of a fair view of the company's asset structure, financial position and the profit and loss account for the year.

1) The Company's long-term liabilities relate to bonds whose amount of € 131.230 has a three years maturity, while an amount of € 50.770 will mature in the next year , while the short term liabilities are analyzed based on the currency they are expressed ,in € 28.885 thousand and in foreign currency of the same amount € 2.602 thousand.
2) The Company's leased real estate is included in a detailed table at the end of this Appendix.

Athens, 22 January 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR & VICE PRESIDENT OF THE BOARD OF DIRECTOR	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
ANDREAS S. VRANAS	DIMITRIOS G. PINES	TILEMACHOS A. PALEOLOGOS	NIKOLAOS D. DIMITROPOULOS

The above appendix, consisting of nine (9) pages and two (2) tables, is the same as the one mentioned in the Auditor's Report dated 22 January 2004.

Athens, 23 January 2004
The Certified Public Accountant-Auditor

Epaminondas H. Giouroukos
Reg. No (ICPA(GR)): 10351
Deloitte & Touche S.A.

TABLE OF FIXED ASSETS AND ESTABLISHMENT EXPENSES

COSTS	COST 1/1/2003	ADDITIONS	ARRANGEMENTS - TRANSPORTATION	DISPOSALS	COST 31/12/2003
LAND	9.431.949	26.127.545		(33.731)	35.525.763
BUILDINGS	25.774.370	80.990.916		(238.662)	106.526.624
FURNITURE, ELECTRONIC AND OTHER EQUIPMENT	29.504.118	8.134.883		(2.830.575)	34.808.426
MACHINERY	119.062.122	30.377.175		(13.012.213)	136.427.084
MOTOR VEHICLES	33.378.298	16.199.623		(3.898.151)	45.679.770
FIXED ASSETS IN PROGRESS AND ADVANCES	24.397.717	2.434.498	(24.397.717)		2.434.498
TOTAL FIXED ASSETS	***241.548.574***	***164.264.640***	***(24.397.717)***	***(20.013.332)***	***361.402.165***
INTANGIBLE FIXED ASSETS	***5.995.324***	***2.650.477***		***(87.154)***	***8.558.646***
TOTAL	247.543.898	166.915.116	(24.397.717)	(20.100.486)	369.960.811

DEPRECIATIONS	ACCUMULATED DEPRECIATION 1/1/2003	DEPRECIATION FOR THE YEAR	ARRANGEMENTS - TRANSPORTATION	REDUCTION DUE TO DISPOSALS	ACCUMULATED DEPRECIATION 31/12/2003
BUILDINGS	4.449.391	5.365.381		(238.662)	9.576.111
FURNITURE, ELECTRONIC AND OTHER EQUIPMENT	12.033.792	7.287.484		(2.830.575)	16.490.701
MACHINERY	47.323.914	26.729.908		(13.012.213)	61.041.608
MOTOR VEHICLES	11.583.655	9.938.563		(3.898.151)	17.624.066
TOTAL FIXED ASSETS	***75.390.752***	***49.321.335***	***0***	***(19.979.601)***	***104.732.486***
INTANGIBLE FIXED ASSETS	***1.788.485***	***872.984***		***(87.154)***	***2.574.315***
TOTAL	**77.179.237**	**50.194.319**	**0**	**(20.066.755)**	**107.306.801**

SCHEDULE OF REAL ESTATE OWNED BY THE COMPANY AS AT 31 12 2003

REAL ESTATE ADDRESS	DATE OF ASQUISITION OF REAL ESTATE	S.M. OF LAND	PERCENTAGE OF JOINT OWNERSHIP OF LAND	S.M. OF BUILDING	TOTAL COST OF ACQUISITION €	DESCRIPTION OF REAL ESTATE
54 AIGIALIAS, PARADISOS AMAROUSIOU	Jun-99	1.450,27	210o/oo	321,5	565.460	GROUND FLOOR STORE WITH UPPER LEVEL
282 E. BENIZELOU &102-108 EYRIPIDOU, TZITZIFIES, KALLITHEA	Jul-99	3.050,34	1000o/oo	7052,34	7.519.836	HORIZONTAL OWNERSHIP (OFFICES) AND PARKING AREA
3-5 GRAVIAS & 1-3 METHONIS, ATHENS	Dec-99	369,50	451,52o/oo	1359,93	1.081.340	STORE (GROUND FLOOR WITH A BASEMENT) & STOREROOM HORIZONTAL OWNERSHIP
8 LEONIDIOU & 17-19 KALLERGI, METAXOURGIO, ATHENS	Jan-00	216,34	200o/oo	391,57	246.849	GROUND FLOOR STORE WITH UPPER LEVEL AND BASEMENT
10 LEONIDIOU, METAXOURGIO, ATHENS	Jan-00	185,11	564o/oo	207,03	184.532	GROUND FLOOR STORE-OFFICE WITH BASEMENT
21 KALLERGI, METAXOURGIO, ATHENS	Jan-00	312,86	534o/oo	754,845	588.620	THREE STOREY BUILDING WITH A BASEMENT
50-52 BENIZELOU, EGNATIAS & KLEISOURAS, THESSALONIKI	Apr-00	428,01	56,40o/oo	441,4	505.491	8th FLOOR HORIZONTAL OWNERSHIP (OFFICE)
1 FRAGON & 13 K. MOSKOF, STRATIGOU SFETSOU, THESSALONIKI	Jun-00	919,10	1,95o/oo	148,52	381.955	DIVIDED STOREROOM AT THE BASEMENT
25 ETHNIKIS ANTISTASEOS & GEORGIOU ZLATKOU, SERRES	Jun-00	462,00	20o/oo	64,6	170.078	TWO GROUND FLOOR HORIZONTAL OWNERSHIPS (STORES) AND A BASEMENT STOREROOM
35 GRIGORIOU LAMPRAKI & ANDREA LAZARAKI, GLYFADA	Jun-00	469,07	140o/oo	118	865.506	GROUND FLOOR STORE WITH UPPER LEVEL AND BASEMENT
SPETSON ST. (LOCATION KOTOVAGIA OR PALOURIA), PARALIAS COMMUNITY, PATRA	Aug-00	2.763,97	1000o/oo	1204,6	211.479	GROUND FLOOR MANUFACTURING PLANT
17 28th OKTOVRIOU & 17 VERANZEROU	Nov-00	255,50	1000o/oo	2635,5	5.351.088	HORIZONTAL OWNERSHIP MULTI-STOREY STORE
150 TATOIOU, METAMORFOSI	Dec-00	8.220,58	100o/oo	5783	3.058.469	OFFICES AND STOREROOMS
85 17th NOEMVRIOU (PYLAIAS), THESSALONIKI	Dec-00	8.138,10	38,39o/oo	376,84	148.656	GROUND FLOOR AND BASEMENT PROFESSIONAL SPACE
54 TRYFONOS MITSOPOULOU, PIRAEUS	Apr-01	271,47	134o/oo	316	361.728	GROUND FLOOR STORE WITH UPPER LEVEL AND BASEMENT
8 POLYFIMOU, KOMOTINI	Apr-01	472,03	85o/oo	121,85	141.732	GROUND FLOOR STORE WITH UPPER LEVEL
142 CHAR. TRIKOUPI & KOMNINON, ATHENS	Apr-01	174,38	210o/oo	176,25	144.382	GROUND FLOOR STORE WITH UPPER LEVEL
VIPE SINDOU THESSALONIKIS	Jul-01	7.250,00	1000o/oo	4729,25	631.994	MANUFACTURING BUILDING BLOCK
15 MPAKATSELOU, THESSALONIKI	Jul-01	175,04	80o/oo	65	128.623	6th FLOOR APARTMENT (C CAVITY) OF MULTI-STOREY PRESERVED BUILDING
8-10 SACHTOURI-EYRIPIDOU-EYMORFOPOULOU, LOCATION PSIRI	Sep-01	522,00	44o/oo	143,72	81.499	HALL (STOREROOM)
MESSARIA (KALLISTIS MUNICIPALITY), THIRAS	Sep-01	4.332,47	1000o/oo	959	522.664	TWO STOREY BUILDING WITH BASEMENT STOREROOMS
VIPE SINDOU THESSALONIKIS	Sep-01	1.944,00	1000o/oo	640	202.219	HANDICRAFT SPACE
28 KAPODISTRIOU, TRIKALA	Nov-01	662,81	423,5o/oo	71	94.470	APPARTMENT-OFFICE
8-10 TSIREON, MAKRIGIANNI, ATHENS	Nov-01	540,95	203 o/oo	619,36	1.326.470	TWO FOURTH FLOOR OFFICES AND 26 PARKING PLACES
54 KATSADONI & PAPADIAMADI, KORDELIO, THESSALONIKI	Nov-01	1.572,60	395,8 o/oo	1545,37	1.578.487	GROUND FLOOR STORE WITH A BASEMENT, 11 PARKING PLACES AND THE RIGHT TO USE A FLOOR APPARTMENT
8-10 TSIREON, MAKRIGIANNI, ATHENS	Dec-01	540,95	201 o/oo	940,16	1.162.852	FIFTH FLOOR OFFICE, SIXTH FLOOR (MECHANICAL), 18 PARKING PLACES AND USE OF UNCOVERED SPACES AND STOREROOMS
4 ADROUTSOU, MAROUSI	Dec-01	547,44	210 o/oo	127,6	166.378	FIFTH FLOOR HORIZONTAL OWNERSHIP WITH PARKING PLACE AND STOREROOM
111 DEKELIAS & ANDRIANOPOULEOS, NEA PHILADELPHIA	Jan-02	780,70	69 o/oo	128,5	95.463	THIRD FLOOR HORIZONTAL OWNERSHIP (MEDICAL OFFICES)
43, TSIMISKI & 38, B. IRAKLIOY THESSALONIKI	Mar-02	4.211,80	153 o/oo	228,58	930.257	SECOND FLOOR HORIZONTAL OWNERSHIP (3 stores)
LOCATION MEGALI RAHI, INOFYTA, VIOTIA	May-02	77.492,94	1000 o/oo	2623	445.382	LAND WITH BUILDING BLOCK CONSISTING OF 4 ITEMS
8, POLYFIMOY, KOMOTINI	Jun-02	472,03	89 o/oo	148	129.250	GROUND FLOOR STORE WITH UPPER LEVEL
LOCATION TALAMPAZ, GIANNITSA	Jun-02	15.702,94	1000 o/oo	4455,54	856.296	LAND WITH BUILDING BLOCK
70, ETHNIKIS ANTISTASEOS, 2, OTHONOS & 13, AGAMEMNONOS	Jun-02	3.926,42	127,16 o/oo	549	119.559	GROUND FLOOR STORE WITH BASEMENT AND PARKING
LOCATION FOTC, KYRA VRISI, LOUTRAKI KORINTHIAS	Jun-02	4.058,00	1000 o/oo	286,4	391.645	LAND WITH BUILDING BLOCK
20 PATISSION & VERANZEROU, ATHENS	Jul-02	683,60	53,85o/oo	557	794.788	APPARTMENT IN THE 5TH FLLOR
28TH OCTOBER No 38, IOANNINA	Dec-02	847,34	1000 o/oo	2982,89	3.143.114	PLOT WITH FOUR FLOORS BUILDING
MAZARAKI, KAVALAS, IOANNI KOLETI & DIMOKRATIAS, THESSALONIKI	Dec-02	5.818,50	19,17 o/oo	384	1.295.261	STORE
8, ALEXANDRIAS LOCATION HATZI TEPE, LARISSA	Dec-02	427,60	1000 oo/o	406	123.217	GROUND FLOOR WITH STORAGE SPACE
2, IAKOVAKI & ZAPPA, TRIKALA	Dec-02	264,25	185 o/oo	140,25	102.750	TWO VERTICAL PROPERTIES WITH BASEMENT STORAGE SPACE
6, POULIOU STR., AMPELOKIPI, ATHENS	Jan-03	1.777,00	1000o/oo	9275,2	28.363.892	SIX FLOOR BUILDING w UNDERGROUND PARKING
ETHNIKIS AMINIS & ANASTASIOU MAKRI, DRAMA	Feb-03	1.857,04	28,88 o/oo	122,65	168.329	GROUND FLOOR STORE WITH BASEMENT
56, VRILISSOU & 6, DOUMA, ATHENS	Mar-03	386,49	1000 o/oo	1449,7	1.358.374	TWO FLOOR BUILDING
ECHEDOROU MUNICIPALITY NEAS MAGNISIAS	Apr-03	27.387,00	1000 o/oo	3515,59	852.072	BASEMENT INDUSTRIAL BUILDING
66, VASS. SOFIAS AVE, ATHENS	Apr-03	560,00	67 o/oo	184,3	481.758	GROUND FLOOR SHOP & BASEMENT STORAGE PLACE
70, PATISSION STR. & KOTSIKA, ATHENS	Apr-03	446,50	185 o/oo	287,13	1.279.820	GROUND FLOOR SHOP & BASEMENT
3, KIFISSIAS AVE., ATHENS	May-03	1.280,58	4 o/oo	61,28	99.512	UNDERGROUND PARKING
ATHANASIOU DIAKOU & PAPANIKOLI, THESSALONIKI	Jul-03	373,00	138o/oo	421,17	137.822	STORE
54, IPATIS STR., PERISTERI	Jul-03	229,06	1000o/oo	586,75	102.560	PLOT w 2 FLOOR BUILDING
357, ACHARNON 357 & KAFTATZOGLOU, ATHENS	Jul-03	572,00	151,86o/oo	706	857.874	GROUND FLOOR SHOR w BASEMENT & UPPER LEVEL
ALEXANDROU PAPANASTASIOU, LIDIAS & TOMARA, THESSALONIKI	Jul-03	1.471,22	0,632o/oo	59,98	149.832	1ST FLOOR OFFICE NO 6
ALEXANDROU PAPANASTASIOU, LIDIAS & TOMARA, THESSALONIKI	Jul-03	1.471,22	0,767o/oo	56,27	163.147	1ST FLOOR OFFICE NO 5
KIFISSIAS AVE., ALEXANDRAS AVE. & THEOFANOUS STR., ATHENS	Aug-03	2.439,85	31,89 o/oo	2429	8.652.082	OFFICES & STORES IN 2ND AND 3RD FLOOR WITH A PARKING
11, FRAGON & 2, ORFANIDOU, THESSALONIKI	Dec-03	337,13	67,24o/oo	167,02	131.240	5TH FLOOR OFFICES
5-7, DODEKANISSOU STR., THESSALONIKI	Dec-03	759,29	1,81o/oo	117,6	143.984	4TH FLOOR OFFICES
MPAFI TATOI, KOKKINIA LOCATION, KRIONERI ATTICA	Dec-03	11.030,00	1000o/oo	8831,64	12.231.707	INDUSTRIAL PREMICES
46, MARKOU MPOTSARI, ASPROCHOMATA LOCATION, AG. I. RENTIS, ATTICA	Dec-03	7.300,14	1000o/oo	14620,45	7.656.228	2 FLOOR BUILDING
38, MPOUMPOULINAS & 160, GRIG. LAMPRAKI, PIRAEUS	Dec-03	2.067,36	1000o/oo	8277,74	35.610.344	4 FLOOR STORE WITH TWO UNDERGROUND PARKING PLACES AND AN UNDERGROUND STORAGE PLACE
174, SIGGROU AVE., & KALAFATI STR., KALLITHEA	Dec-03	914,49	1000o/oo	2269,7	5.405.657	6 FLOOR BUILDING WITH 3 UNDERGROUND PARKING PLACES
MARAGOPOULOU & LISIOU, PATRA	Dec-03	1.270,00	1000o/oo	1969,6	2.448.400	4 FLOOR BUILDING AND BASEMENT
VENIZELOU & MILTIADI GEORGIOU, XANTHI	Dec-03	520,00	62,20o/oo	153,5	83.729	APPARTMENT IN 3RD FLOOR
51, KORAI STR., MOSCHATO	Dec-03	2.015,40	232o/oo	1142,86	1.639.496	IST FLOOR OFFICES

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER 2003 OF
ETHNIKI MUTUAL FUNDS
Ag. Theodoron Square No 2, 105 61 Athens, tel. 2103695365 fax 2103695368
Reg. No 29698/06/B/93/012

The information and explanations provided in this Appendix are in accordance with the provisions of articles 42α, 42β, 42ε, 43 and 43α of Law 2190/1920 for the Balance Sheet and the Profit and Loss Account as at 31st December 2003.

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

Article 42α par.3: Deviation from the relevant provisions for the preparation of the annual financial statements which was considered necessary for the presentation of the true and fair position as required by the provision of par.2 of this article.

None.

Article 42β par.1: Deviation from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

None.

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

Article 42β par.3: Adaptation of the structure and names of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

Article 42β par.4: Condensation of Balance Sheet Accounts that corresponds to Arabic numbers, as required by this provision.

None.

Article 42β par.5: Adjustments of prior year balances in order to render them uniform and comparable with the corresponding balances of the current period.

None.

2. Management of cost of assets

Article 43α par.1-α: Asset cost measurement valuation methods and calculation of depreciation and provision for impairment losses.

There are no assets.

Article 43α par.1-α: Translation into euros of assets and liabilities denominated in foreign currencies (FX) and accounting treatment of exchange differences.

There are no assets.

Article 43 par.2: Departure from the cost measurement methods and principles. Implementation of special measurement methods.

None.

Article 43 par.7-β: Change in the method of calculation of the acquisition cost or the production cost of inventories and securities.

There has been no such situation.

Article 43 par.7-γ: Description of the difference between the valuation of the stocks and securities and their market value provided that the latter is material.

There has been no such situation.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets, which took place during the year, in accordance with special laws and of the movement of the account "Revaluation differences".

None.

3. Fixed assets and formation expenses

Article 43ε par.8: Changes in fixed assets and formation expenses (capitalized expenditure).

None.

Article 43 par.5-δ: Analysis of depreciation charge.

None.

Article 43 par.5-ε: Provisions for devaluation of tangible fixed assets.

None.

Article 43 par.3-ε: Analysis and clarification of formation expenses (capitalized depreciation) relating to this period.

None.

Article 43 par. 3-γ: Amounts and accounting treatment of foreign exchange differences that arose in the current period, on payments and/or the year end measurement of loan for loans balances, used exclusively for fixed asset acquisitions.

None.

Article 43 par.4 quotation α' & β': Analysis and clarification of "Research and Development Expenses", "Concessions and industrial property rights" and "GOODWILL"

None.

4. Participations

Article 43α par. 1-β: Participations in the capital of other companies at a percentage greater than 10%.

None.

Participations in other the capital of companies capital in which the company is an unlimited liability partner.

None.

Article 43α par.1-ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE S.A.

5. Inventories

Article 43α par.1-ια: Valuation methods for inventories, which deviate from the valuation principles of article 43, due to tax reasons.

There are no inventories.

Article 43α par.1-ι: Impairment losses on current assets and reasons thereof.

None.

6. Share Capital

Article 43α par.1-δ: Categories of shares.

	Number	Par Value	Total Value
Common Shares	400.000	2,93	1.172.000,00

Article 43α par.1-γ: Issued shares during the period.

There has been no such situation.

Article 43α par.1-ε and 42ε par.10: Securities issued and rights attached.

There has been no such situation.

Article 43α par.1-ιστ: Acquisition of treasury shares during the current period.

None.

7. Provisions and liabilities

Article 42ε par.14 quotation δ': Analysis of the account "Other provisions", if the amount is material.

None.

Method of calculating provision for staff compensation in the event of termination of employment according to **Article 43α par.1-ιζ**.

None.

Article 43α par.1-ζ: Financial commitments arising from contracts etc., which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None.

Article 43α par.1-ιβ: Potential material tax liabilities and tax liabilities the current of the current or prior years that may result from tax audits that may not included in liabilities or provisions.

None.

Article 43α par.1-στ: Long-term liabilities due in more than 5 years.

None.

Article 43α par.1-στ: *Collateralized liabilities.*

None.

8. Prepayments and accruals

Article 42ε par.12: Analysis of the accounts "Accrued income" and "Accrued expenses".

None.

9. Off-balance sheet items

Article 42ε par.11: Analysis of off-balance sheet items, to the extent they are not covered by information in par. 10.

None.

10. Guarantees provided and Collaterals.

Article 42ε par.9: Guarantees and collaterals provided by the company.

None.

11. Fees, advances and credits to management

Article 43α 1-ιγ, which was reformed by article 3 of P.D. 325/1994: Management fees and director's emoluments.

None.

Article 43α par.1-ιγ: Liabilities created or assumed to provide financial assistance to members of management and directors, who left the company during the current period.

None.

Article 43α par.1-ιδ: Advances and credits given to management members (Board of Directors and managers).

There has been no such situation.

12. Profit and loss account

Article 43α par.1-η: Turnover by category of operations and geographical markets (The turnover is determined by the article 42ε par.15 quotation α').

Income from provision of accounting services to NBG subsidiaries: ERMIONI,OLYMPIAS,GRAND HOTEL of € 2.928,87.

Article 43α par.1-θ: Average number of persons employed in all categories, during the period, including total staff cost. It is noted that "Management personnel (officers)" includes the salaried staff, while "Technical working personnel" includes daily wages paid.

1) Average number of persons employed: 1
2) Average number of employed by category:
   - Management personnel (officers): 1
3) Staff costs:
   - Management personnel (officers):

Salaries	€	19.562,74
Employers' contribution	€	5.281,86
Personnel training expenses	€	120,00
	€	24.964,60

Article 42ε par.15-β: Analysis of extraordinary and non-operating expenses and income (namely the "extraordinary and non-operating expenses" and "extraordinary and non-operating income" accounts. If the amounts of "extraordinary losses" and "extraordinary profits" are material, in accordance with the provision of article 43α par. 1-ιγ, their analysis is also provided (on the basis of the accounts 81.02 and 81.03 of the Greek Chart of Accounts).

Extraordinary and non-operating expenses:

Fine by the Tax Authority for 9 changes in prior year tax accounts concerning company name, share capital, director's emoluments of € 3.519,00

Αρθρο42ε par.15-β: Analysis of "Prior year income", "Write back of provisions" and "Prior year expenses" accounts.

Prior year expenses amount to € 130,67.
Prior year expenses include only a difference from the income tax return of 1999.

13. Other information required for the users of the accounts to acquire of true and fair vice

Article 43α par.1-ιζ: Any other information considered necessary for users of the accounts and the presentation of the true and fair vice.

Not required.

Athens, 20 January 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS & MANAGING DIRECTOR	THE VICE CHAIRMAN OF THE BOARD OF DIRECTORS	THE FINANCIAL ACCOUNTANT
NIKOLAOS BERTSOS	IOANNIS KYRIAKOPOULOS	PANAGIOTIS POTIRIS

It is certified that the above Appendix, consisting of six (6) pages, is the same as the one mentioned in the Auditors' Report dated 23.01.2004.

Athens, 23 January 2004
THE CERTIFIED PUBLIC ACCOUNTANTS AUDITOR

VASSILIOS DION. PAPAGEORGAKOPOULOS
Reg. No ICPAG 11681
S.O.L. S.A.

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER 2003 OF
NBG VENTURE CAPITAL
(Reg. No 44736/01/B/99/703)
5th FINANCIAL YEAR (1 JANUARY 2003 - 31 DECEMBER 2003)
(in accordance with the provisions of Codified Law 2190/1920, as currently in force)

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

Article 42α par.3: Deviation from the relevant legal provisions for the preparation of the annual Financial Statements which was considered necessary for the presentation of a true and fair vice as required by the provision of par. 2 of this article.

None.

Article 42β par.1: Deviation from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

None.

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

Article 42β par.3: Adaptation of the structure and names of the accounts with Arabic numbers when it is required by the special nature of the business.

There has been no such situation.

Article 42β par.4: Condensation of Balance Sheet Accounts with Arabic numbers, as required by this legal provision.

None.

Article 42β par.5: Adjustments of prior year balances in order rend them uniform and comparable with the corresponding balances of the year ended 31.12.2003.

None.

Article 43β par.2, which was added to article 6 of P.D. 325/1994: Exchange rate of the Greek drachma to EUR in the event that the annual financial statements were also published in EUR.

Not applicable.

2. Information regarding the measurement of cost of assets

Article 43α par.1-α: Asset measurement methods and calculation of depreciation and provisions for impairment.

There has been no such situation.

Article 43α par.1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into € and accounting treatment of exchange differences.

There has been no such situation.

Article 43 par.2: Inconsistent application of measurement methods. Application of special measurement methods.

None.

Article 43 par.7-β: Change in method of calculating acquisition cost or production cost of inventories and securities.

None.

Article 43 par.7-γ: Description of the difference between the acquisition of inventories and securities and cost market value, provided that it is material.

None.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets, which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

None.

3. Fixed assets and pre-establishment expenses

Article 42ε par.8: Movements in fixed assets and establishment costs (capitalized depreciation).

	Fixed Assets 31.12.2002	Purchases-Disposals 1.1.2003-31.12.2003	Depreciation Charge 1.1.2003-31.12.2003	Total Accumulated Depreciation 31.12.2003	Net Book Value 31.12.2003
Other establishment costs	20.893,31	424,80	5.290,68	11.881,53	9.436,58
Establishment costs	5.593,73	–	1.118,75	5.593,73	–
Furniture & other equipment	119.676,17	6.466,04	25.967,52	85.975,80	40.218,67
Buildings and technical installations	13.599,30	–	7.886,76	13.597,82	1,48
Total	**159.762,51**	**6.890,84**	**40.263,71**	**117.048,88**	**49.656,73**

Article 43 par.5-δ: Analysis of depreciation charge.

None.

Article 43 par.5-ε: Provision for the fixed assets impairment losses.

None.

Article 43 par.3-ε: Analysis and explanation of the amounts of pre-establishment expenses capitalized relating to the current period.

The company has incurred costs of € 424,80 for reorganization purposes, that is expenses for software purchase.

Article 43 par.3-γ: Amounts and accounting treatment of exchange differences on installment payments and/or translations of year-end loan balances, for loans which were used, exclusively for the acquisition of fixed assets.

None.

Article 43 par.4 quotation α' & β': Analysis and explanations of the balances "Research and development expenditure", "Assignment of rights of industrial property" and "Goodwill".

None.

4. Participations

Article 43α par.1-β: Participation in the capital of the companies in excess of 10%.

None.

Article 43α par.1-ιε: Preparation of consolidated financial statements.

The National Bank of Greece prepares consolidated financial statements. Its details are as follows:
NATIONAL BANK OF GREECE S.A., Headquarters: 86, Aeolou Str., 102 32 Athens

5. Inventories

Article 43α par.1-ια: Measurement of cost inventories that is not in accordance with the measurement rules of Article 43, for tax purposes.

There are no inventories.

Article 43α par.1-ι: Impairment loss of current assets and reasons therefore.

None.

6. Share Capital

Article 43α par.1-δ: Categories of shares into which share capital is divided.

	Number	Par Value	Total Value
Ordinary Shares	100.000	2,93 €	293.000 €

Article 43α par.1-γ: Issues of shares resulting from the increase in share capital during the year.

None issued.

Article 43α par.1-ε & 42ε par.10: Issue of other securities and associated rights.

None issued.

Article 43α par.1-ιστ: Acquisition of treasury shares during the period.

None acquired.

7. Provision and liabilities

Article 42ε par.14 quotation δ: Analysis of the "Other Provisions" account if the amount is material.

Provisions for foreign exchange losses from translation of liabilities in originally stated in GBP	€	861,92
Provisions for extraordinary fees	€	150.000,00
Total	**€**	**150.861,92**

Article 43α par.1-ζ: Financial commitments resulting from contracts etc. which do not appear in memo accounts. Obligation for payment of special monthly benefits and financial commitments for related companies.

None.

Article 43α par.1-ιβ: Material tax liabilities, which are likely to arise from tax audits relating to the year ended 31.12.2004 or prior years *not included in liabilities and provisions.*

None.

Article 43α par.1-στ: Long-term liabilities exceeding five years.

None.

Article 43α par.1-στ: Secured liabilities.

None.

8. Transitional accounts

Article 42ε par.12: Analysis of the of "Accrued expenses" and "Prepaid Expenses" accounts.

Accrued expenses:		
- Newspaper subscriptions	€	557,93
- Staff insurance costs	€	4.152,45
- Telephone expenses	€	8,99
- Subscription to the Chamber	€	359,00
- Subscription to the Association of Hellenic Venture Capital Companies	€	1.875,00
Total	**€**	**6.953,37**

Prepaid expenses:		
- Audit fees	€	5.700,00
- Telephone expenses	€	3.885,11
- Rentals	€	12.410,00
- Stamp duty	€	440,00
Total	**€**	**22.435,11**

9. Off-balance sheet items

Article 42ε par.11: Analysis of memo accounts not covered by the par.10 which follows.

None.

10. Guarantees and collaterals provided

Article 42ε par. 9: Guarantees and collaterals provided.

None.

11. Fees, advances and credits to management

Article 43α par.1-ιγ: Directors' fees and management compensation.

- Fees of members of the Board of Directors & Management	€	63.589,19
- Fees of Managing Director	€	136.200,41

Article 43α par.1-ιγ: Liabilities created or assumed for benefits extended to retiring members of management.

None.

Article 43α par.1-ιδ: Advances and credits extended to management.

None.

12. Profit and Loss account

Article 43α par.1-η: Turnover by business sector and geographical markets. (Turnover is reported as defined by article 42ε par.15 quotation α')

Provision of services:		
- Abroad	€	2.407.962,23
- Domestic	€	52.824,66
Total	**€**	**2.460.786,89**

Article 43α par.1-θ: Average number of persons employed during the year, staff categories, and total cost. It is noted that the "Management Personnel (officers)" includes monthly paid staff.

1. Average number of persons employed:		12
2. Average number of persons employed by category:		
- Management personnel (officers):		12
3. Staff costs:		
- Management personnel (officers):		
▪ Salaries	€	959.352,37
▪ Salaries of London Branch	€	33.046,54
▪ Salaries of Romania Branch	€	2.466,16
▪ Social security contributions	€	126.021,25

Article 42ε par.15-β: Analysis of extraordinary and non-operating expenses and income (namely the "extraordinary and non-operating expenses" and "extraordinary and non-operating income" accounts. Such analysis should be provided in the event that the amounts of "extraordinary losses" and "extraordinary profits" are material, in accordance with the provision of article 43α par. 1-ιγ, their analysis is also provided (on the basis of the accounts 81.02 and 81.03 of the Greek Chart of Accounts).

1. Extraordinary and non-operating expenses:		
- Tax fines	€	326,18
- Exchange differences	€	222,55
- Other	€	39,26
Total	**€**	**587,99**

2. Extraordinary and non-operating income:		
- Exchange differences	€	31.026,12
Total	**€**	**31.026,12**

Article 42ε par.15-β: Analysis of the "Prior year income", "Write back of provisions" and "Prior year expenses".

Prior year income		
(Differences of Liability transitory accounts)	€	1.633,21
Write back of provisions		
- Provision for personnel compensation	€	9.227,87
- Expense provisions	€	2.270,00
Total	**€**	**11.497,87**

Article 43α par.1-ιζ: Any other information required by specific provisions of legislation in force.

None.

Article 43α par.1-ζ: Any other information, considered necessary for assets of the accounts to fair or true and for the year ended 31.12.2003 fair view of the company's asset structure, financial position and the profit and loss account for the year.

The company retained its branches in London and Romania.

Athens, 13 January 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE FINANCIAL ACCOUNTANT
PAVLOS-KONSTANTINOS STELLAKIS PASS No: 007190219/92	LEONIDAS TSIMPOURIS ID No: N 139000	IOANNIS EM. KLEOPAS ID No: P 567664 Reg. No: 51 A' Class

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER 2002 OF
NORTHERN GREECE ETHNIKI ANAPTIKSIAKI S.A.
Reg. No 32028/67/B/94/008
ADDRESS: 16-18, KATOYNI Str., THESSALONIKI

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

There has been no situation of referring to Articles 42α par.3, 42β par.1, 42β par.2, 42β par.3, 42β par.4 and 42β par.5 of Codified Law 2190/1920.

2. Measurement of cost of assets

a) Article 43α par. 1α: Asset cost measurement methods and calculation of depreciation and provisions for impairment losses.

1. Fixed Assets have been measured at historical cost, increased by the value of any additions and improvements and decreased by depreciation according to law.
2. Participations in "Societes Anonymes" have been measured as follows:
   For the shares of a company (S.A.), valued at € 586.793,84 which is listed in the Stock Exchange, they have been valued at the average of its price in the stock exchange in the last month of the period.
   The shares of two companies (S.A.), valued at € 2.453.411,59, which are not listed in the Stock Exchange, but are audited by a Certified Auditor, have been valued at historical cost as their fair value is considerably higher from historical cost value. If those participations had been valued in their intrinsic book value, the balance of Assets Account "Participations in other Companies" would be less than € 1.054.463.
3. Securities of time deposits, which are not listed in the Stock Exchange, have been valued as time deposits.

b) There has been no situation of referring to Articles 43 par.2, 43 par.7-β 43 par.7-γ and 43 par.9 of Codified Law 2190/1920.

3. Fixed assets and establishment costs

a) Article 42ε par. 8: Changes in fixed assets and formation expenses (capitalized expenditure).

1. The items mentioned in the Balance Sheet of 31 12 2003 as "Establishment Costs" of € 29.352,97 refer to expenses from share capital increase.
2. For fixed asset changes for 2003 see the table below:

Category of Fixed Assets	Cost 31-12-2002	Year ended 2003		Depreciation		Net Book Value 31-12-2003
		Additions	Disposals	Year ended 31-12-2002	Year ended 2003	
- Motor Vehicles	23.404,26			23.404,25	0,00	0,01
- Furniture & other equipment	14.716,85		5.536,11	9.180,72	0,00	0,02
Total Fixed Assets	**38.121,11**		**5.536,11**	**32.584,97**	**0,00**	**0,03**

b) There has been no situation as such referred to Articles 43 in par.5-δ, 43 par.5-ε, 43 par.3-ε, 43 par.3-γ and 43 par.4 quotation α' & β' of Codified Law 2190/1920.

4. Participations - Inventories

a) Article 43α par.1ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE S.A.

b) Article 43α par.1β: Participations in other companies at a percentage greater than 10%.

The company has a participation in the not profit making company:

"BUREAU FOR THE CITIZEN OF THE EUROPEAN UNION INFORMATION" with a percentage of 15% and participation value of € 293,47.

c) There has been no situation as such referred to in Articles 43α par.1-ια and 43α par.1-ι of Codified Law 2190/1920.

5. Share Capital

a) Article 43α par.1δ: Categories of shares, of which the share capital consists.

Share capital is divided to 200.000 Common shares of € 29,35 each.

b) There has been no situation of referring to Articles 43α par.1-γ, 43α par.1-ε, 42ε par.10 and 43α par.1-ιστ of C.L. 2190/1920.

6. Provisions and Liabilities

There has been no situation of referring to Articles 43α par.1-ζ, 42ε par. 14 quotation δ', 43α par. 1-ιβ and 43α par. 1-στ of C.L. 2190/1920.

7. Prepayments and accruals – Off-balance sheet items

Article 42ε par.11: Analysis of the off-balance sheet items, to the extent that this liability is not covered by the information of par. 8

Account "Other memo Accounts" of € 1.173.881,14 refer to the amount that was approved by the investment committee for the purchase of shares of company "KLOSTIRIA G. POLYCHRONOS AEVE".

There has been no situation of referring to Article 42ε par. 12 of Codified Law 2190/1920.

8. Guarantees and Collaterals provided

There has been no situation of referring to Article 42ε par.9 of Codified Law 2190/1920.

9. Fees, advances and credits to management

There has been no situation of referring to Articles 43α par.1-ιγ and 43α par.1-ιδ of Codified Law 2190/1920.

10. Profit and loss account

a) Article 43α par. 1-8: The average number of persons employed during the period.

1. The company has one employee as management personnel
2. Analysis of fees and expenses of personnel:

- Salaries of Management personnel	€	16.994,27
- Other expenses of management personnel	€	4,700,50
Total salaries and expenses of personnel	**€**	**21.694,77**

b) There has been no situation of referring to Articles 43α par. 1-η and 42ε par. 15β.

11. Other information

1. The audit fee for 2002 has risen to € 3.900,00.
2. The company has not been tax audited since its establishment.

Thessaloniki, 21 January 2004

THE CHAIRMAN OF THE BOARD OF DIRECTOR	THE VICE PRESIDENT OF THE BOARD OF DIRECTOR	THE CHIEF ACCOUNTANT
DIMITRIS GOUMAS	GEORGIOS LAGAS	PHOTIS VARELOPOULOS

It is certified that the above Appendix, consisting of 4 pages, is the same as the one mentioned in the Auditors' Report dated 23-01-2004, and is the same as the one mentioned in the Financial Statements as of 31-12-2003 of NORTHERN GREECE ETHNIKI ANAPTIKSIAKI S.A.

Athens, 23 January 2004
INTERNATIONAL AUDITING S.A.
THE CERTIFIED PUBLIC ACCOUNTANT - AUDITOR

Ioannis Mandridis
Reg. No ICPAG 11291

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
OF «N.B.G BANCASSURANCE INSURANCE BROKERS SA»
(Reg. No. 17196. 05/B/88/005)
(in accordance with the provisions of articles Codified Law 2190/1920)

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

Article 42α par.3: Departure from the relevant provisions for the preparation of the annual financial statements, which was considered necessary for the presentation of the true and fair position, as required by the provision of par.2 of article 42α.

None.

Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and the Profit and Loss Account.

None.

Article 42β par.2: Recording of element in a special account that is related to more than one obligatory accounts.

There has been no such case.

Article 42β par.3: Adaptation of the structure and titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such case.

Article 42β par.4: Condensation of balance sheet accounts that correspond to the small letters of the balance sheet format.

None.

Article 42β par.5: Adjustments of prior year balances in order to render them uniform and comparable with the corresponding balances of the current year.

None.

2. Measurement of cost of assets

Article 43α, par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1) Fixed Assets have been measured at amortized cost including the cost of any additions and improvements, less depreciation *calculated in accordance with the prevailing legislation.*

2) Provisions for impairment losses were made as follows:

DELOS INTERNATIONAL	€	10.548,20
DELOS INFORMATION & TECHNOLOGY	€	2.996,86
DELOS SUBSTRUCTURE & CONSTRUCTIONS	€	22.778,99
DELOS SMALL CAP	€	13.366,14
Total	**€**	**49.690,19**

3) Account CII1 "Participations and other long term financial loans and advances" includes: 3.800 shares, of DIETHNIKI MUTUAL FUND MANAGEMENT COMPANY, *with € 3 face value each, and acquisition cost* of 14.673,51 €. *Shares have been valued, according to* Codified Law 2190/20 of the Code of Books, at cost, which at 31/12/03 was lower than their market value, as it derived from the most recent Balance Sheet audited by Certified Auditor.

4) Account D III 3."Other Securities (Mutual Funds)" monitors:
   - Mutual Fund DELOS International, units of trading 9.299,289 X 15,1717 € = 141.086,04 €
   - Mutual Fund DELOS Bond Income, units of trading 24.741,17 X 6,328703 = 156.579,50 €.
   - Mutual Fund DELOS Substructure & Constructions, units of trading 37.257,084 X 4,6414 € = 172.925,06 €.
   - Mutual Fund DELOS Small Cap, units of trading 51.766,622 X 1,9335 € = 100.090,78 €.
   - Mutual Fund DELOS Information & Technology, units of trading 104.420,103 X 0,6436= 67.204,78 €.

   Mutual Funds have been re-measured, according to C.L. 2190/1920 of the Code of Books and Records, at the lower of cost or market value on an individual security basis. For DELOS Bond Income, there were not any value differences because cost value was lower. DELOS International, Substructure & Constructions and Small Cap were valued at the mean December market value, which was lower than the cost value, resulting at the above differences (stated at par.2).

Article 43α par.1-α: Translation into euro of assets and liabilities denominated in foreign currencies (FX) and accounting treatment of exchange differences.

None

Article 43 par. 2: Departure from the valuation methods and principles. Application of special valuation methods.

None

Article 43 par.7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

None

Article 43 par.7-γ: Description of the difference between the valuation of the inventories and securities and their market value provided that it is material.

- Participations were valued at 14.673,51 € total, while their total market value was 76.654,00 € approximately.
- Securities were valued at 637.886,16 € total, while their total market value was 691.772,38 € approximately.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets, which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

There has been no such case.

3. Fixed assets and formation expenses

Article 42ε par.8: Changes in fixed assets and establishment expenses (capitalized expenditure).

The following tables contain the information required by the provision:

Article 43 par.5-δ: Analysis of additional depreciation.

None

Article 43 par.5-ε: Provisions for the write-off of tangible assets.

None

Article 43 par.3-ε: Analysis and explanation of the establishment expenses (capitalised expenditure) related to this period.

Attached table contains the information required by the provision.

Article 43 par.3-γ: The amounts and accounting treatment of foreign exchange differences that arose in the current period, on instalments payment and/or the year end revaluation of loans, which were used exclusively for fixed assets acquisition.

There has been no such case.

Article 43 par.4 quotation α'& β': Analysis and clarification of the "Research and Development Expenses", "Concessions and Industrial Property Rights" and "GOODWILL".

There has been no such case.

4. Participations

a) Article 43α par.1-β: Participations in the capital of other companies at a percentage greater than 10%.

None.

b) Participations in the capital of other companies, in which the Company an unlimited liability partner.

None.

c) Article 43α par.1-ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE SA, Headquarters: 86, Aiolou Str., 102-32 Athens, TIN: 094014201, Reg. No 6062/06/B/86/01

5. Inventories

Article 43α par.1-ια: Valuation methods for inventories, which deviate from the valuation principles of article 43, due to tax reasons.

There are no inventories.

Article 43α par.1-ι: Impairment losses of current assets and reasons thereof.

None.

6. Share Capital

Article 43α par.1-δ: Categories of shares.

	Number	Par Value	Total Value
Number of Ordinary Shares	100.000	3 €	300.000,00 €

Article 43α par.1-γ: *Shares issued during the year to increase share capital.*

There was no issuance of new shares during 2003.

Article 43α par.1-ε & 42ε par.10: Issued securities and embedded rights.

No issue of securities.

Article 43α par.1-ιστ: Acquisition of treasury shares during the current period.

No acquisition of treasury shares.

7. Provisions and liabilities

a) Article 42ε par.14, quotation δ: Analysis of the account "Other provisions", if the amount is material.

None

b) According to article 43α par.1-ιζ, Method of valuing the provision for staff termination indemnity.

According to article 42ε of Codified law 2190/1920, a provision for staff termination indemnity has been formed, which covers staff compensation due to termination or retirement. The account movement for 2003 was:

Balance 31.12.02	€	47.598,36
Add: Provisions for 2003	€	8.215,58
Less: Provisions year ended 31/12/02 for staff compensation due to termination of employment or retirement during 2003	€	3.050,12
Total	**€**	**52.763,82**

c) Article 43α par.1-ζ: Financial commitments arising from contracts etc., which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None

d) Article 43α par.1-ιβ: *Potential material liabilities for tax and tax payable that may have to be paid during the current period and prior periods,* provided that these are not included in the liabilities or provisions.

We estimate that there are no material tax liabilities. The tax authorities have audited the company for the fiscal years until 1998 in accordance with the decree of the Ministry of Finance 1144/20-5-98.

e) Article 43α par. 1-στ: Long term liabilities over 5 years.

None

f) Article 43α par.1-στ: Liabilities covered by assets collaterals.

None

8. Prepayments and accruals

Article 42ε par.12: Analysis of the accounts of "Prepaid Expenses".

Social security contributions	€	1.347,43
Subscriptions	€	689,69
Taxes and duties	€	146,00

10. Guarantees provided and mortgages

Article 42ε par.9: Guarantees and mortgages provided by the company.

None

11. Fees, advances and credits to management

Article 43α par.1-ιγ: Management fees and directors emoluments.

Fees and provisions of management and directors amounted to 49.444,56 € (fees of the managing director) and to 36.768,00 € for the expenses of BOD.

Article 43α par.1-ιγ: Liabilities created or assumed for financial assistance to members of management and directors leaving the company during the current period.

None

Article 43α par.1-ιδ: Advances and credits given to members of management (members of the Board of Directors and managers).

None

12. Profit and Loss account

Article 43α par.1-η: Turnover by business segment and geographical markets (as defined in article 42ε par. 15 quotation α').

Insurance commissions 2.686.167,41 €.

Article 43α par.1-θ: Average number of persons employed during the period, their categories, together with their total cost. It is clarified that the "Management Personnel (officers)" includes the salaried staff, while the "Technical working personnel" includes the daily paid staff.

Average Management Personnel:		21
Categories:		
- Management personnel (officers):		21
- Technical working personnel		0
Total personnel:		21
Staff costs:		
Management personnel (officers):		
- Salaries:	€	301.859,96
- Social Security Contributions	€	83.604,19

Article 42ε par.15-β: Analysis of the extraordinary and non-operating expenses and income (namely the "extraordinary and non-operating expenses"). If the amounts of "extraordinary losses" and "extraordinary profits" are material in accordance with the provision of article 43α par 1-ιγ, their analysis is also provided (on the basis of the amounts 81.02 and 81.03 of the Greek Chart of Accounts).

In the "extraordinary and non-operating expenses" Account 81.01.9901, the amount of € 9.323,71 is included and refers to a discount of an one off settlement of income tax of period 2002.

Article 42ε par.15-β: Analysis of the accounts "Prior years' income" and "Prior years' expenses".

In the current period there has been formed a reversal in the provision for devaluation of Mutual Funds portions totaling at 49.690,19 €, as they are mentioned analytically in par.2 article 43α, par.1-α.

13. Other information required to fully update the shareholders and for the presentation of the true and fair position

Article 43α par.1-ιζ: Any other information considered necessary to fully update the shareholders and third parties and the presentation of the true and fair position.

Full information has been provided.

Athens, 21/01/2004

THE CHAIRMAN	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
STEFANOS GRIG. AVGOULEAS	THEODOROS CHR. STATHIS	MARTHA E. ZENERIAN

TANGIBLE FIXED ASSETS MOVEMENT OF N.B.G. BANCASSURANCE INSURANCE BROKERS SA FOR YEAR 2003

CODE	DESCRIPTION	COST AT 31/12/2002	REDUCTION DUE TO WRITE-OFF DURING THE YEAR	ADDITIONS DURING THE YEAR	COST AT 31/12/2003	ACCUMULATED DEPRECIATION 31/12/2002	WRITE-OFFS 31.12.2003	DEPRECIATION FOR THE YEAR	ACCUMULATED DEPRECIATION 31/12/2003	NET BOOK VALUE 31/12/2003
13	MOTOR VEHICLES	18.635,36	0,00	0,00	18.635,36	17.144,53	0,00	1.490,82	18.635,35	0,01
14	FURNITURE & OTHER EQUIPMENT	119.308,06	0,00	8.061,08	127.369,14	103.332,26	0,00	13.629,80	116.962,06	10.407,08
	TOTAL	**137.943,42**	**0,00**	**8.061,08**	**146.004,50**	**120.476,79**	**0,00**	**15.120,62**	**135.597,41**	**10.407,09**

ESTABLISHMENT EXPENSES MOVEMENT OF N.B.G. BANCASSURANCE INSURANCE BROKERS SA FOR YEAR 2003

CODE	DESCRIPTION	COST AT 31/12/2002	REDUCTION DUE TO WRITE-OFF DURING THE YEAR	ADDITIONS DURING THE YEAR	COST AT 31/12/2003	ACCUMULATED DEPRECIATION 31/12/2002	WRITE-OFFS 31.12.2003	DEPRECIATION FOR THE YEAR	ACCUMULATED DEPRECIATION 31/12/2003	NET BOOK VALUE 31/12/2003
16.13	SHARE CAPITAL INCREASE EXPENSES	**11.668,67**	**0,00**	**0,00**	**11.668,67**	**11.668,61**	**0,00**	**0,00**	**11.668,61**	**0,06**
16.17.0000	COMPUTER SOFTWARE	30.198,37	0,00	1.529,34	31.727,71	30.198,15	0,00	1.529,12	31.727,27	0,44
16.17.0001	AUDIT FEES Law 2166	10.388,85	0,00	0,00	10.388,85	10.388,83	0,00	0,00	10.388,83	0,02
16.17.0002	IMPROVEMENTS TO THIRD PARTIES REAL ESTATE	23.685,37	0,00	0,00	23.685,37	17.190,21	0,00	1.068,85	18.259,06	5.426,31
16.17	REORGANIZATION EXPENSES	**64.272,59**	**0,00**	**1.529,34**	**65.801,93**	**57.777,19**	**0,00**	**2.597,97**	**60.375,16**	**5.426,77**
16.13+16.17	SHARE CAPITAL INCREASE & REORGANIZATION EXPENSES	75.941,26	0,00	1.529,34	77.470,60	69.445,80	0,00	2.597,97	72.043,77	5.426,83
	TOTAL	**75.941,26**	**0,00**	**1.529,34**	**77.470,60**	**69.445,80**	**0,00**	**2.597,97**	**72.043,77**	**5.426,83**

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER 2003 OF
Innovative Ventures S.A.
2nd FINANCIAL YEAR (1st JANUARY 2003 – 31st DECEMBER 2003)
(in accordance with the provisions of Codified Law 2190/20, as currently in force)

1. Preparation and structure of the financial statements according to Law - Departures of presentation of the true and fair position.

Article 42α par.3: Departure from the relevant provisions for the preparation of the annual Financial Statements which was considered necessary for the presentation of the true and fair position as required by the provision of par. 2 of this article.

None

Article 42β par.1: Departure from the principle of consistency of structure and presentation of the B/S and of the Profit and Loss account.

None

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

Article 42β par.3: Adaptation of the structure and names of accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

Article 42β par.4: Condensation of Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None

Article 42β par.5: Adjustments of prior year balances in order to render them uniform and comparable with the corresponding balances of the current period

There has been no such situation.

2. Information regarding the measurement of cost of assets

Article 43α par.1 quotation α: Asset cost measurement methods and calculation of depreciation and provisions for impairment.

1. Fixed assets were valued at their acquisition cost or at construction cost or at adjusted value based in a special law, which is increased by the value of additions and improvements and decreased by the depreciation calculated according to law.
2. No provision for impairment losses were formed.
3. The contribution to the company ZIMI SA which is not listed in the Stock Exchange and is not been audited by Auditors, remained at cost value. According to the temporary trial balance of December 2003 of the company, the book value of the contribution is lower by about € 286.000,00 .

Article 43α par.1 quotation α: Translation of assets and liabilities denominated in foreign currencies (FX) into € and accounting treatment of exchange differences.

Cash and cash equivalents in foreign currency (time deposits of JPY 548.211.000) were valued at a basis of the opinion of ESYL 235/2219/1995,in the exchange rate which is valid at the end of the time deposit. Foreign exchange differences of € 7.440,15 were taken to the P&L.

Article 43 par.2: Inconsistent application of valuation methods. Application of special measurement methods.

There has been no such situation.

Article 43 par.7 quotation β: Change in the calculation method of acquisition cost or production cost of inventories and securities.

None

Article 43 par.7 quotation γ: Description of the difference between the valuation of the inventories and securities and their market value, provided that it is material.

None

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets, which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

None

3. Fixed assets and establishment expenses

Article 42ε par.8: Changes in fixed assets and pre-establishment expenses

	Cost at 31/12/2002	Purchases during 2003	Sales during 2003	Cost at 31/12/2003	Accumulated Depreciation 31/12/2002	Depreciation during 2003	Accumulated Depreciation 31/12/2003	Net Book Value 31/12/2003
Depreciation Costs	27.570,49	43.502,00	—	71.072,49	6.097,46	13.973,69	20.071,15	51.001,34
Buildings and technical installations	50.041,79	—	—	50.041,79	5.131,00	4.168,48	9.299,48	40.742,31
Furniture and other equipment	101.507,15	5.753,82	5.936,90	101.324,07	27.058,81	14.977,54	42.036,35	59.287,72
Total	**179.119,43**	**49.255,82**	**5.936,90**	**222.438,35**	**38.287,27**	**33.119,71**	**71.406,98**	**151.031,37**

Article 43 par.5 quotation δ: Analysis of additional depreciation.

None

Article 43 par.5 quotation ε: Provision for the impairment losses in fixed assets.

None

Article 43 par.3 quotation ε: Analysis and explanation of the amounts of pre-establishment expenses relating to the year ended 31.12.2003.

Share Capital increase expenses	€	39.732,00
Restructuring Expenses	€	3.770,00
Total	**€**	**43.502,00**

Article 43 par.3 quotation γ: Amounts and accounting treatment of exchange differences in the current period resulting from the payment of installments and/or translations at year-end of loans and/or credit balances which were used exclusively for the acquisition of fixed assets.

None

Article 43 par.4 quotation α' & β': Analysis and explanations of the balances "Research and development expenditure", "Assignment of rights of industrial property" and "Goodwill".

None

4. Participations

a) Article 43α par.1 quotation β: Participation in the capital of the companies in excess of 10%.

Company	Number of Shares	Amount	Premium Account	Total Value	Participating Interest
ZYMI S.A.	2.413	72.390,00	427.607,73	499.997,73	32,996%

b) Participations in the capital of other companies, in which the Company an unlimited liability partner.

None

Article 43α par.1 quotation ιε: *Preparation of consolidated financial statements.*

The National Bank of Greece prepares consolidated financial statements. Its details are as follows:
NATIONAL BANK OF GREECE S.A., Headquarters: 86, Aiolou Str., Athens, Reg. No. 6062/06/B/86/01

5. Inventories

Article 43α par.1 quotation ια: Valuation of inventories not in accordance with the rules of valuation of article 43, for tax reasons.

There are no inventories.

Article 43α par.1 quotation ι: Impairment of current assets and reasons therefore.

None

6. Share Capital

Article 43α par.1 quotation δ: Categories of shares into which the share capital is divided.

	Number	Par Value	Total Value
Ordinary Shares	1.501.707	2,93 €	4.400.001,51 €

Article 43α par.1 quotation γ: Issues of shares resulting from the increase in share capital during the year ended 31.12.2004.

	Number	Par Value	Total Value
Ordinary Shares	1.224.232	2,93 €	3.586.999,76 €

Article 43α par.1 quotation ε & 42ε par.10: Issue of other securities and attached rights

None issued

Article 43α par.1 quotation ιστ: Acquisition of treasury shares during the period.

None acquired

7. Provisions and liabilities

Article 43α par.1 quotation ιζ: Calculation of Provisions for Personnel Compensation.
The company forms a provision for personnel compensation due to work leave which covers the law in force compensation. This provision as at 31 December 2003 was € 10.200,70.

Article 43α par.1 quotation ζ: Financial commitments resulting from contracts etc. which do not appear in memo accounts. Obligation for the payment of special monthly benefits and financial commitments for related companies.

None

Article 43α par.1 quotation ιβ: Material tax liabilities, which are likely to arise, relating to the current period or previous periods, if they do not appear under liabilities and provisions.

The company has not been audited from the Tax Authorities for its first – exceeding one year-(2001-2002) and second (2003) financial periods.

Article 43α par.1 quotation στ: Long-term liabilities exceeding five years.

None

Article 43α par.1 quotation στ: Secured liabilities.

None

8. Transitional accounts

Article 42ε par.12: Analysis of the transitional accounts:

a)	**Prepayments:**		
-	Insurance	€	872,79
-	Subscriptions to Professional Organizations	€	101,28
-	Maintenance of other equipment	€	902,54
-	Newspaper and magazines subscriptions	€	198,75
-	Commercial and Industry Chamber	€	359,00
-	Subscriptions-internet connections	€	172,05
	Total	**€**	**2.606,41**

b)	**Accrued income:**		
-	Interest of Bank Deposits in JPY	€	30,00

c)	Prepaid Expenses:		
-	O.T.E. (Telecommunication Company)	€	832,32
-	D.E.H (Public Power Corporation)	€	231,92
-	E.Y.D.A.P.	€	32,34
-	Sundry expenses	€	128,58
-	STET HELAS	€	380,68
-	VIVODI	€	127,19
-	Q-TELECOM	€	164,30
-	Audit fees (Deloitte & Touche)	€	6.000,00
	Total	**€**	**7.897,33**

9. Off- balance sheet items

None

10. Guarantees and collaterals provided

Article 42ε par.9: Guarantees and collaterals by the Company.

Car guarantees (Eurolease)	€	942,50
Buildings Rent Guarantees	€	10.564,93
Total	**€**	**11.507,43**

11. Fees, advances and credits to management

Article 43α par.1 quotation ιγ: Compensation of members of the board of directors and management.

None

Article 43α par.1 quotation ιγ: Liabilities created or assumed for benefits extended to retiring members of management.

None

Article 43α par.1 quotation ιδ: Advances and credits extended to management.

None

12. Profit and Loss account

Article 43α par.1 quotation η: Turnover by sector of business and geographical markets. (Turnover is reported as defined by article 42ε par.15 quotation α')

Other operating income	€	48.048,71
Total	**€**	**48.048,71**

Article 43α par.1 quotation θ: Average number of persons employed during the period, staff categories, and total staff cost. It is clarified that the "Management Personnel (officers)" includes the monthly paid staff, while the technical working personnel includes the daily paid staff.

1. Average number of employees (persons):		4
2. Average number of persons by category:		
- Management personnel (officers):		4
3. Staff costs:		
- Salaries	€	169.959,36
- Social security contributions	€	19.002,29
Total	**€**	**188.961,65**

Article 42ε par.15 quotation β: Analysis of the extraordinary and non-operating expenses and income (namely the "extraordinary and non-operating expenses" and "extraordinary and non-operating income"). If the amounts of "extraordinary losses" and "extraordinary profits" are material, in accordance with the provision of article 43α par. 1-ιγ, their analysis is also provided (on the basis of the accounts 81.02 and 81.03 of the Greek Chart of Accounts).

1)	Extraordinary and non-operating expenses:		
-	Tax fines	€	62,54
-	Increases in insurance Funds	€	172,00
-	Backdated Contributions of employees to Social Security Bureau	€	42,52
-	Others	€	2,29
	Total	**€**	**279,35**

2)	**Extraordinary and non-operating income:**		
-	Foreign exchange differences on deposits in JPY	€	29.148,03
-	Foreign exchange differences on measurement of cash equivalents	€	7.440,15
-	Other	€	5,76
	Total	**€**	36.593,94

3)	**Extraordinary losses:**		
-	Loss from clearance of furniture and other equipment	€	1.883,70

Article 42ε par.15 quotation β: Analysis of the accounts "Prior year's income", "Income from previous year's provisions" and "Prior year's expenses".

1)	**Income from prior year's provisions:**		
-	Writeback of provisions for prior year expenses	€	53,00

2)	**Prior year's expenses:**		
-	Backdated Contributions of employees to Social Security Bureau	€	13,60
-	Backdated Contributions of employer to Social Security Bureau	€	13,64
	Total	**€**	**27,24**

13. Other information required for users to have a true and fair view.

Article 43α par.1-ιζ: Any other information required by the special provisions or is considered necessary for the scope of the best information of the shareholders and others and for the presentation of a correct picture of the wealth, the financial position and the results of the company.

The company from its establishment operates as SA Venture Capital and Technology Investment. Having the experience, the knowledge and the abilities (financial and professional) to operate on time and without delays projects of decisive assistance to established businesses in their process of establishment as well as in their development, submitted on 13 August 2001 an application for its subsidy from program ELEFTHO. In the 3 April 2003 a contract has been signed between the Greek State and the company for state financial assistance of € 4.400.000, an amount which will be invested at a basis of a specific Company plan totaling € 8.800.000.
The first installment equal to the 50% of the subsidy (€2.2 million) was paid down by the Greek State in 5 July 2003 following the share capital increase by NBG (total of €4.4 million) and the submission to GGET of the required supported documents.
The next 25% of the subsidy amounted to 1.1 million € will be paid down by the Greek State in 60 days unless selective expenses of at least € 6.6 million will be made (4.4 capital and 2.2 participation of the Greek State from the first installment) and after the respective application to the Greek State.
The final installment of 1.1 million € will be paid down to the company after the completion of the project and within 30 days from the date at which the completion of the project will be verified (the latest until 31.12.2006).

Athens, 10 February 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
LEONIDAS TSIMPOURIS	THOMAS SKAPERDAS	POLYZOES I. SOTIROPOULOS Reg. No: OEE 0018370

13. 5 Other Information

REPORT OF THE BOARD OF DIRECTORS

The results of the Bank were as follows (amounts in EUR thousand):

	December 31st	
	2003	**2002**
Operating income	2 629 022	2 887 037
Operating expenses before provisions, depreciation and taxes	(2 043 564)	(2 393 601)
Extraordinary income and profits less extraordinary charges	33 909	(2 793)
Profits before depreciation, provisions and taxes	619 367	490 643
Less: Depreciation as required by law	(83 146)	(77 911)
Profits before provisions and taxes	**536 221**	**412 732**

The following provisions were made against profits before provision and taxes (amounts in EUR thousand):

	December 31st	
	2003	**2002**
Profits before provisions and taxes	536 221	412 732
Provision for doubtful debts	(127 500)	(115 139)
Provision for staff compensation on retirement	—	(861)
Profits before tax for the year	**408 721**	**296 732**

Profits available for distribution are as follows (amounts in EUR thousand):

	December 31st	
	2003	**2002**
Profit before tax for the year	408 721	296 732
Plus: Prior years' retained earnings brought forward	218 647	202 936
Less: Prior years' tax audit differences	(56)	(14 690)
Plus: Reserves to be distributed	1 104	—
	628 416	484 978
Less:		
1. Income tax	(114 874)	(80 616)
2. Other taxes not included in operating expenses	(5 364)	(9 131)
Distributable profits	**508 178**	**395 231**

The distributable profits of EUR 508 178 thousand (2002: 395 231 thousand) have been distributed as follows (amounts in EUR thousand):

	December 31st	
	2003	2002
1. Statutory reserve	13 107	9 615
2. Interim dividend	87 164	58 983
2a. Final dividend	78 619	45 358
3. Reserve from compulsory expropriations compensation	9 510	—
6. Tax-exempt reserves	2 264	638
6b. Special taxed reserves	71 142	52 745
7. Board of Directors' emoluments	50	22
7a. Staff bonus	15 000	4 700
8. Retained earnings carried forward	231 322	223 170
	508 178	**395 231**

The proposed dividend amounts to EUR 0.65 per share (2002: EUR 0,45 per share or 0,41 after the distribution of a free 1 new share per 10 old ones)

It should be noted that the total assets as at 31st December 2003 amounted to EUR 49 116 764 thousand, as compared with EUR 49 161 283 thousand in the prior year and thus decreased by EUR 44 519 thousand or 0,1%. Off-balance sheet items as at 31st December 2003 amounted to EUR 51 114 193 thousand, as compared with EUR 48 978 749 thousand in the prior year and thus increased by EUR 2 135 444 thousand or 4,4%.

The bank's balance sheet items were as follows:

Cash in hand and balances with Central Bank

As at 31st December 2003 these amounted to EUR 985 435 thousand, as compared with EUR 665 799 thousand in the prior year and thus increased by EUR 319 636 thousand or 48,0%, as follows (amounts in EUR thousand):

	December 31st		
	2003	2002	±%
Cash in hand	480 024	454 527	+5,6%
Current accounts, suspense and other accounts with the Bank of Greece	457 640	162 829	+181,1%
Others	47 771	48 443	-1,4%
Total	**985 435**	**665 799**	**+48,0%**

Loans and advances to credit institutions

These amounted to EUR 8 333 348 thousand against EUR 9 945 492 thousand in 2002, down by EUR 1 612 144 thousand or 16,2%. This account is analysed as follows (amounts in EUR thousand):

	December 31st		
	2003	2002	±%
Demand accounts	24 077	27 323	-11,9%
Loans to credit institutions	11 593	23 287	-50,2%
Time deposits	4 669 813	5 223 655	-10,6%
Foreign correspondence and other loans	342 874	260 312	+31,7%
	5 048 357	**5 534 577**	**-8,8%**
Reverse repos	**3 284 991**	**4 410 915**	**-25,5%**
Total	**8 333 348**	**9 945 492**	**-16,2%**

Loans and advances to customers

Loans and advances to customers include other short and long-term receivables. This account is analysed as follows (amounts in EUR thousand):

	December 31st		
	2003	2002	±%
Retail banking	9 719 461	7 888 416	+23,2%
Corporate credit and public sector	10 036 640	10 057 998	-0,2%
Total loans before provisions	**19 756 101**	**17 946 414**	**+10,1%**
Advances other than loans	131 099	201 052	-34,8%
Total loans and advances to customers	**19 887 200**	**18 147 466**	**+9,6%**
Provisions	(869 449)	(837 966)	+3,8%
Net loans and advances to customers after provisions	**19 017 751**	**17 309 500**	**+9,9%**

All loan categories increased, and in particular:

- mortgage loans (EUR 6 907 million in 2003 compared with EUR 5 640 million in 2002, up 22,5%).
- consumer loans (EUR 1 591 million in 2003 compared with EUR 1 218 million in 2002, up 30,6%).
- loans and advances from credit cards (EUR 1 221 million in 2003 compared with EUR 1 030 million in 2002, up 18,5%).
- Corporate loans (EUR 8 113 million in 2003 compared with EUR 7 771 million in 2002, up 4,4%).

Investments

Total investments, i.e. "Bonds and fixed interest securities" as well as "Shares and participations", amounted to EUR 18 829 778 thousand against EUR 19 567 565 thousand at 31st December 2002, down by EUR 737 787 thousand, or 3,8% as follows:

Bonds and other fixed yield securities

This account is analysed as follows (amounts in EUR thousand):

	December 31st		
	2003	2002	±%
Government bonds:			
Greek government	12 601 306	14 540 974	-13,3%
Other government bonds	1 995 281	308 674	+544,4%
	14 596 587	**14 849 648**	**-1,7%**
Corporate bonds:	1 908 595	2 543 507	-25,0%
Other issuers	68 195	38 776	+75,9%
Total bonds and other fixed yield securities (a)	**16 573 377**	**17 431 931**	**-4,9%**

Shares - Participations and other variable yield securities

This account is analysed as follows (amounts in EUR thousand):

	December 31st		
	2003	2002	±%
Mutual Funds	221 285	155 212	+42,6%
Shares	106 697	134 076	-20,4%
Participations in associated companies	291 395	302 962	-3,8%
Participations in affiliated companies	1 637 024	1 543 384	+6,1%
Total shares - participations and other variable yield securities (b)	**2 256 401**	**2 135 634**	**+5,6%**
Total investments (a) + (b)	**18 829 778**	**19 567 565**	**-3,8%**

Valuation losses on shares, bonds, mutual funds and other securities, which amounted to EUR 54 060 thousand, were set off against the revaluation surplus on land and buildings pursuant to the provisions of article 15 of Law 3229/2004.

Intangible fixed assets

These have risen to EUR 68 751 thousand recording a decrease of EUR 140 589 thousand or 67,2% due mainly to the netting of merger differences of ex ETEBA, ex NATIONAL MORTGAGE BANK OF GREECE, ex NBG FRANCE, ex AEMKTE and ex AEEXTME with tax-exempt reserves pursuant to the provisions of article 29 of Law 3091/2002.

	December 31st		
	2003	2002	±%
Establishment costs	5 682	5 776	-1,6%
Other intangibles	215 525	320 593	-32,8%
Depreciation	**(152 456)**	**(117 029)**	**+30,3%**
Total	**68 751**	**209 340**	**-67,2%**

Tangible Assets

These have risen to EUR 1 042 837 thousand, increasing by EUR 462 425 thousand or 79,7%, due mainly to the revaluation of land and buildings of EUR 436 997 thousand, (EUR 304 191 thousand from land and EUR 132 806 thousand from buildings), pursuant to the provisions of article 15 of Law 3229/2004 (amounts in EUR thousand):

	December 31st		
	2003	**2002**	**±%**
Land	566 594	258 059	+119,6%
Buildings	632 697	435 649	+45,3%
Furniture, electronic and other equipment	279 537	258 784	+8,0%
Other tangible assets	11 004	10 214	+7,7%
Fixed assets under construction and advances	16 743	24 310	-31,1%
Total cost of fair value	**1 506 575**	**987 016**	**+52,6%**
Accumulated depreciation	(463 738)	(406 604)	+14,0%
Net book value	**1 042 837**	**580 412**	**+79,7%**

Amounts owed to credit institutions

These amount to EUR 8 911 709 thousand as compared with EUR 8 211 728 thousand in the prior year, up by EUR 699 981 thousand or 8,5%. Of these, the demand deposits decreased by EUR 45 030 thousand and the time deposits increased by EUR 2 224 200 thousand. The movements are analysed below (amounts in EUR thousand):

	December 31st		
	2003	**2002**	**±%**
Deposits of credit institutions			
Demand deposits	115 188	160 218	-28,1%
Time deposits	5 476 546	3 252 346	+68,4%
	5 591 734	**3 412 564**	**+63,9%**
Amounts owed to the Central Bank	11 015	10 154	+8,5%
Repos	3 308 960	4 789 010	-30,9%
Total	**8 911 709**	**8 211 728**	**+8,5%**

Amounts owed to customers

These amount to EUR 35 439 296 thousand against EUR 36 656 741 thousand at 31st December 2002, down by EUR 1 217 445 thousand or 3,3% and broken down as follows (amounts in EUR thousand):

	December 31st		
	2003	2002	±%
Deposits:			
Demand	3 620 889	3 369 989	+7,5%
Savings	22 783 229	21 900 181	+4,0%
Time	6 658 297	8 423 135	-20,9%
Other	227 345	239 403	-5,0%
Total (a)	**33 289 760**	**33 932 708**	**-1,9%**
Other liabilities	154 689	176 802	-12,5%
Repos	1 994 847	2 547 231	-21,7%
Total (b)	**2 149 536**	**2 724 033**	**-21,1%**
Total deposits (a)+(b)	**35 439 296**	**36 656 741**	**-3,3%**

The most important event in 2003 was the increase in savings accounts, which now represent a percentage of over 64% of total amounts owed to customers, demonstrating the share of the Bank's network and the trust of its customers.

Equity

This amounted to EUR 2 544 565 thousand as compared with EUR 2 353 157 thousand at 31st December 2002, up to EUR 191 408 thousand or 8,1% (amounts in EUR thousand):

	31.12.2003	31.12.2002	±%
Share capital (paid up)	1 147 761	1 043 419	+10,0%
Share premium account	32 393	32 393	0,0%
Reserves:			
a. Statutory reserve	176 884	163 674	+8,1%
b. Extraordinary reserves	70 043	108 191	-35,3%
c. Tax-exempt reserves	493 592	684 087	-27,9%
d. Special tax-exempt reserve of article 15 of Law 3229/2004	382 937	—	—
e. Own shares reserve	283	1 387	-79,6%
Fixed asset revaluation reserve	9 350	96 836	-90,3%
Retained earnings	231 322	223 170	+3,7%
Total	**2 544 565**	**2 353 157**	**+8,1%**

The increase in share capital, during the year, by EUR 104.342 thousand is due to the capitalization of reserves following the decision of the Annual General Shareholders Meeting held on 09.05.2003.

The decrease of extraordinary reserves, tax-exempt reserves and fixed asset revaluation reserve, is due to its netting with the merger debit differences of the companies ex NATIONAL MORTGAGE BANK OF GREECE, ex NBG FRANCE, ex ETEBA, ex AEMKTE and ex AEEXTME of EUR 171.173 thousand.

The capitalization reserve of EUR 382 937 thousand resulted from the fixed assets surplus of EUR 436 997 thousand after the netting of portfolio deficit of EUR 54 060 thousand pursuant to the provisions of article 15 of Law 3229/2004.

Group results are given below: (amounts in EURO thousand)

	December 31st	
	2003	**2002**
Operating income	3 110 353	3 288 322
Operating expenses before provisions, depreciation and tax	(2 301 394)	(2 671 225)
Extraordinary income less extraordinary charges	56 031	31 312
Profit before depreciation, provisions, taxes and minority interests	864 990	648 409
Less: Depreciation	(184 224)	(150 889)
Profit before provisions, taxes and minority interests	**680 766**	**497 520**
Less: Loan loss provision	(147 780)	(144 634)
Less: Minority Interests	(11 985)	(3 067)
Profit before tax	**521 001**	**349 819**

Total consolidated assets as at 31.12.2003 amounted to EUR 53 891 231 thousand against EUR 54 095 692 thousand as at 31.12.2002, decreasing by EUR 204 461 thousand or 0,4%. Off-balance sheet items as at 31.12.2003 amounted to EUR to 54 325 098 thousand against EUR 52 760 571 thousand as at 31.12.2002, increasing by EUR 1 564 527 thousand or 3,0%.

Notes:

1. Cash in hand and balances with Central Bank

These amounted to EUR 1 280 563 thousand, a increasing by EUR 423 042 thousand or 49,3%.

2. Treasury bills and other eligible for refinancing with Central Bank

These amounted to EUR 106 157 thousand, a decreasing by EUR 25 616 thousand or 19,4%.

3. Loans and advances to credit institutions

These amounted to EUR 8 677 417 thousand, a decreasing by EUR 1 947 956 thousand or 18,3%.

Demand deposits with credit institutions decreased by EUR 27 849 thousand or 38,4% whilst other loans decreased by EUR 646 109 thousand or 11,2%.

4. Loans and advances to customers

Apart from loans, all other short and long term receivables from customers are included in this account (amounts in EUR thousand):

Balance at:	31.12.2003	21 647 770	
Balance at:	31.12.2002	19 595 496	
Increase		**2 052 274**	**or 10,5%**

5. Investments

Total Group investments amounted to EUR 19 450 525 thousand, decreasing by EUR 1 129 899 thousand or 5,5%, arising from:

Decrease in investment in debt and fixed income securities	(1 095 462)	
Increase in investment in shares and variable yield securities	255 137	
Decrease in participating interests	(289 574)	
Total	**(1 129 899)**	**or (5,5)%**

6. Tangible assets

Tangible assets amounted to EUR 1 530 386 thousand, increasing by EUR 580 349 thousand or 61,1 % which was due to:

Increase in land	332 703
Increase in buildings	253 665
Decrease in furniture and electronic equipment	(13 637)
Increase in other tangible assets	7 618
Total	**580 349**

7. Amounts owed to credit institutions

Amounts owed to credit institutions totaled EUR 9 661 478 thousand, up EUR 689 024 thousand or 7,7%. Of these, demand deposits recorded a decrease of EUR 14 777 thousand while time deposits increased by EUR 2 405 648 thousand.

8. Amounts owed to customers

These amounted to EUR 38 978 176 thousand, decreasing by EUR 1 046 416 thousand or 2,6%. This decrease is analysed as follows:

Decrease in deposits	(554 570)	(1,5)%
Decrease in other obligations	(26 746)	(13,5)%
Decrease in repos	(465 100)	(18,9)%
Total	**(1 046 416)**	**(2,6)%**

9. Debts evidenced by securities

These amounted to EUR 4 156 thousand at 31st December 2003, decreasing by EUR 31 869 thousand or 11,5%.

10. Equity

Group equity, which includes goodwill on consolidation and minority interests, increased by EUR 26 102 thousand or 1,0% and totaled EUR 2 610 542 thousand:

Total equity of the Group were as follows:

Paid-up capital	1 147 761
Share premium account	32 393
Statutory reserve	208 143
Extraordinary reserves	140 824
Tax-exempt reserves	668 774
Special tax-exempt reserve of article 15 of Law 3229/2004	382 937
Treasury shares reserve	283
Fixed asset revaluation reserve	20 472
Fixed asset investment subsidies	2 700
Retained earnings	307 210
Consolidation differences	(446 337)
Minority interests	145 382
Total	**2 610 542**

Accurate extract of the minutes of the Board of Directors of National Bank of Greece.

Athens, 12 February 2004

The Secretary of the Board of Directors

Al. Stavrou

It is certified that the above Report, consisting of 13 pages, is the same as the one mentioned in the Auditors' Report dated 12.02.2004 for the Financial Statements as of 31.12.2003 of NATIONAL BANK OF GREECE.

Athens, 12 February 2004

CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

SPYROS D. KORONAKIS
Reg. No 10991

GEORGIOS E.KIRBIZAKIS
Reg. No 16181

SOL S.A. CPA

GEORGIOS D. KAMBANIS
Reg. No 10761
Deloitte.

TAX UNAUDITED YEARS OF GROUP COMPANIES		
S/N	COMPANY NAME	TAX UNAUDITED YEARS
01	NATIONAL COMPANY OF PORTFOLIO INVESTMENT S.A.	2001-2003
02	NATIONAL SECURITIES S.A.	1999-2003
03	ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	2001-2003
04	DIETHNIKH MUTUAL FUND MANAGEMENT S.A.	2002-2003
05	NATIONAL MANAGEMENT AND ORGANISATION COMPANY (ETHNOKARTA)	-
06	ETHNIKI LEASING S.A.	2001-2003
07	ETHNIKI MUTUAL FUNDS	1999-2003
08	NATIONAL VENTURE CAPITAL S.A.	1999-2003
09	NORTHERN GREECE ETHNIKI ANAPTIKSIAKI S.A.	1999-2003
10	NBG BANCASSURANCE S.A.	1999-2003
11	INNOVATIVE VENTURES S.A. (IVEN)	2002-2003
12	ATLANTIC BANK OF NEW YORK	2001-2003
13	NATIONAL BANK OF GREECE (CANADA)	2001-2003
14	THE SOUTH AFRICAN BANK OF ATHENS LTD	2001-2003
15	STOPANSKA BANKA AD SKOPJE	2003
16	UNITED BULGARIAN BANK	1998-2003
17	NATIONAL BANK OF GREECE (CYPRUS)	1994-2003
18	NATIONAL SECURITIES CO (CYPRUS) LTD	-
19	NBG MANAGEMENT SERVICES LTD	2000-2003
20	NBG INTERNATIONAL LTD	2002-2003
21	NBG INTERNATIONAL Inc	2001-2003
22	NBGI PRIVATE EQUITY LTD	2002-2003
23	NBG FINANCE Plc	2002-2003
24	INTERLEASE AD SOFIA	2002-2003
25	ETEBA BULGARIA AD	1999-2003
26	ETEBA ROMANIA SA	2000-2003
27	ETEBA ADVISORY SRL	2000-2003
28	ETEBA EMERGING MARKETS FUND LTD	1999-2003
29	ETEBA ESTATE FUND LTD	1999-2003
30	ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD	1999-2003
31	NBG BALKAN FUND LTD	1999-2003
32	NBG GREEK FUND LTD	1999-2003
33	NBG INTERNATIONAL JERSEY LTD	2002-2003
34	NBG LUXEMBOURG HOLDING SA	2002-2003
35	NBG LUXFINANCE HOLDING SA	2002-2003
36	NBG ASSET MANAGEMENT SAS	2001-2003
37	NBG INTERNATIONAL ASSET MANAGEMENT SAS	2001-2003
38	NBG FUNDING LTD	2003
39	BANCA ROMANEASCA SA	2003

DATA OF GROUP ACCOUNTANTS AND AUDITORS				
S/N	COMPANY NAME	COMPANY	ADDRESS	NAME
01	NATIONAL COMPANY OF PORTFOLIO INVESTMENT S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Epaminondas Giouroukos
02	NATIONAL SECURITIES S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Nikolaos Sofianos
03	ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	SOL S.A.	3, Phokionos Negri Str., 112 57 Athens	Georgios Varthalitis
04	DIETHNIKH MUTUAL FUND MANAGEMENT S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Sofia Konstantinou
05	NATIONAL MANAGEMENT AND ORGANISATION COMPANY (ETHNOKARTA)	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Nikolaos Sofianos
06	ETHNIKI LEASING S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Epam. Yiouroukos
07	ETHNIKI MUTUAL FUNDS	SOL S.A.	3, Phokionos Negri Str., 112 57 Athens	Vas. Papageorgakopoulos
08	NATIONAL VENTURE CAPITAL S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Nikolaos Sofianos
09	NORTHERN GREECE ETHNIKI ANAPTIKSIAKI S.A.	International Auditing S.A.	120, Vas. Sofias Ave., 112 526 Athens	Ioannis Mandridis
10	NBG BANCASSURANCE S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Emmanuel Pelides
11	INNOVATIVE VENTURES S.A. (IVEN)	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Epaminondas Giouroukos
12	ATLANTIC BANK OF NEW YORK	Deloitte.	Two World Financial Center, NY 10281-1414, New York, USA	Hugh Guyler
13	NATIONAL BANK OF GREECE (CANADA)	Deloitte.	1, Place Ville-Marie, Suite 3000, Montreal, Quebec H3B 4T9, CANADA	Sylvio De Rose
14	THE SOUTH AFRICAN BANK OF ATHENS LTD	Deloitte.	Private Bag X6, Gallo Manor, 2052, Republic of South Africa	Darren Shipp
15	STOPANSKA BANKA AD	KPMG	28, Dame Gruev Str., 4th floor, Skopje 1000, FYROM MACEDONIA	Gordana Nikushevska
16	UNITED BULGARIAN BANK AD (UBB)	Deloitte.	55, Alexander Stambolijski Blvd, Sofia 1000, BULGARIA	Sylvia Peneva
17	NATIONAL BANK OF GREECE (CYPRUS) LTD	Deloitte.	Eftapaton Court, 256 Makarios Avenue, CY-3105 Limassol, CYPRUS	Nicos Charalambous
18	NATIONAL SECURITIES CO (CYPRUS) LTD	Deloitte.	Eftapaton Court, 256 Makarios Avenue, CY-3105 Limassol, CYPRUS	Nicos Charalambous
19	NBG MANAGEMENT SERVICES LTD	Deloitte.	Corner Th. Dervis-Florinis Str. P.O. BOX 21675, CY-1512 Nicosia, CYPRUS	Panos Papadopoulos
20	NBG INTERNATIONAL	Deloitte.	Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
21	NBGI Inc	Deloitte.	Two World Financial Center, NY 10281-1414, New York, USA	June Niklus
22	NBGI Private Equity LTD	Deloitte.	Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
23	NBG FINANCE	Deloitte.	Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
24	INTERLEASE AD SOFIA	Deloitte.	55, Alexander Stambolijski Blvd, Sofia 1000, BULGARIA	Sylvia Peneva
25	ETEBA BULGARIA AD	Deloitte.	55, Alexander Stambolijski Blvd, Sofia 1000, BULGARIA	Sylvia Peneva
26	ETEBA ROMANIA S.A.	DFK ROMANIA SRL	1st,Natiunile Unite Ave., bldg. 108A, 9th floor, Bucharest 5, ROMANIA	Andreas Trapezaris
27	ETEBA ADVISORY SRL	DFK ROMANIA SRL	1st,Natiunile Unite Ave., bldg. 108A, 9th floor, Bucharest 5, ROMANIA	Andreas Trapezaris
28	ETEBA EMERGING MARKETS FUND LTD	KITTIS-TROKOUDES	4 Andreas Zakos Str., 2404 Nicosia, P.O. BOX 23957, 1687 Nicosia, CYPRUS	Anthoulis Trokoudes
29	ETEBA ESTATE FUND LTD	KITTIS-TROKOUDES	4 Andreas Zakos Str., 2404 Nicosia, P.O. BOX 23957, 1687 Nicosia, CYPRUS	Anthoulis Trokoudes
30	ETEBA VENTURE CAPITAL MANAGEMENT CO	KITTIS-TROKOUDES	4 Andreas Zakos Str., 2404 Nicosia, P.O. BOX 23957, 1687 Nicosia, CYPRUS	Anthoulis Trokoudes
31	NBG BALKAN FUND LTD	PriceWaterhouseCoopers	Julia House, 3, Themistocles Dervis Str., CY-1066 Nicosia, CYPRUS	Androulla S. Pittas
32	NBG GREEK FUND LTD	PriceWaterhouseCoopers	Julia House, 3, Themistocles Dervis Str., CY-1066 Nicosia, CYPRUS	Androulla S. Pittas
33	NBGI JERSEY LIMITED	Deloitte.	Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
34	NBG LUXEMBOURG HOLDING SA	PriceWaterhouseCoopers	400, Route d' Esch, B.P. 1443, L - 1014, LUXEMBOURG	Laurent Marx
35	NBG LUXFINANCE HOLDING SA	PriceWaterhouseCoopers	400, Route d' Esch, B.P. 1443, L - 1014, LUXEMBOURG	Laurent Marx
36	NBG ASSET MANAGEMENT SAS	Deloitte.	185, Avenue Charles de Gualle, 92524 Neuilly-sur-Seime cedex, FRANCE	Jean-Pierre Vercamer
37	NBG INTERNATIONAL ASSET MANAGEMENT SAS	Deloitte.	185, Avenue Charles de Gualle, 92524 Neuilly-sur-Seime cedex, FRANCE	Jean-Pierre Vercamer
38	NBG FUNDING LTD	Deloitte.	Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
39	BANCA ROMANEASCA SA	Deloitte.	Str. Julian Stefan, Nr 38, Sector 1, 011485 Bucharest, ROMANIA	Ahmed Hassan

Note to Shareholders from the Chairman of the NBG Audit Committee

The NBG Audit Committee was set up on 28 May 1999 and, following a number of replacements of members during the course of 2002, was composed, in the first half of 2003, of full members Messrs G. Lanaras, V. Konstantakopoulos, P. Lambropoulos, A. Karabelas and P. Mylonas, and three substitute members Messrs. G. Tsouyopoulos, T. Pliakos and M. Oratis. Bank executives participating in the Committee, i.e. Messrs Karabelas, Mylonas, Pliakos and Oratis, are not directly responsible for the approval or conduct of the Bank's transactions. In order to bring the Bank into line with Greek legislation (L. 3016/2002, as amended) and US legislation, since the Bank's stock is traded on the ASE and NYSE, the Bank's Board of Directors decided (1212/30.6.2003) to reconstitute the Committee for the coming three years. Accordingly, Messrs G. Lanaras, who chairs the Committee, V. Konstantakopoulos, who sits in for Mr Lanaras in the event of impediment, and V. Rapanos, elected as special financial advisor to the Committee, were appointed as full members, while Messrs P. Lambropoulos and G. Tsouyopoulos were appointed as substitute members. All these members are non-executive members of the Bank's Board of Directors, in accordance with Greek legislation.

The Audit Committee convened four times in 2003. It is charged with the task of supervising the work of internal and external auditors, reviewing the results of such audits and, in particular, the efficiency and effectiveness of the Group's financial reporting, as well as the adequacy and efficiency of NBG's System of Internal Controls. Accordingly, the internal and external auditors informed the Audit Committee that their controls did not reveal any substantial issue that could materially affect the smooth operation of the Bank. The relevant meetings of the internal and external auditors with the Committee took place without the presence of Board Members. The Committee was informed also of the work of the Bank's newly established Reporting and Transparency Committee, which reports to executive Board members of the Bank and the General Manager of the Financial and Management Accounting Division regarding the accuracy and fullness of financial data and the effectiveness of procedures and controls that aim at providing timely, accurate and full reporting, whereby the latter can provide certification to this effect to the US Securities and Exchange Commission (SEC-20F).

Besides the Bank's Auditor General, who attended all the Audit Committee's meetings, and the General Manager of the Financial and Management Accounting Division, who contributes to the Committee's work on a continuous basis, the Audit Committee invited over the course of the year the General Managers of the Operational Support Division, the Financial and Management Accounting Division, and the International Activities Division, and the Managers of the Organization Division, the IT Division, the Financial and Management Accounting Division, and International Divisions I and II. At these meetings the Audit Committee was informed of matters relating to progress regarding the strategic objectives of the Bank, and particularly the progress of organization and infrastructure projects. Other matters that were reviewed closely included the adequacy, effectiveness and safety of computer systems, and the disaster recovery plan, as well as the accuracy and reliability of financial reporting in general, the drawing up of financial statements, the strategy for business growth, and supervision of NBG's activities abroad. Furthermore, the Committee was informed of recent international developments regarding money laundering and the precautionary and counter measures used by the Bank to fight the phenomenon.

Athens, 27 January 2004

G. Lanaras

Chairman of the Audit Committee

Article 8 Capital Markets Committee Decision 5/204/14.11.2000

The following table sets forth the names and positions of the individuals to which the provisions of Article 8 of the Committee decision 5/204/14.11.2000 apply:

Individuals mentioned under par. I (a), (b), (c) of article 8

Theodoros B. Karatzas (died 03.03.2004)	Governor and Chairman
Efstratios- Georgios A. Arapoglou (from 19.03.2004)	Chairman and CEO
Ioannis G. Pechlivanidis (from 22.04.2004)	Vice Chairman and Deputy CEO
Theodoros N. Pantalakis (up to 22.04.2004)	Deputy Governor
Andreas Sp. Vranas (up to 22.04.2004)	Deputy Governor
Apostolos St. Tamvakakis (up to 22.04.2004)	Deputy Governor
Georgios M. Athanasopoulos (from 22.04.2004)	Member of the Board of Directors
Avraam I. Triantaffylides (up to 22.04.2004)	Member of the Board of Directors
Ioannis P. Panagopoulos	Member of the Board of Directors
Agisilaos D. Karampelas	General Counsel
Anthimos C. Thomopoulos	Chief Financial and Chief Operations Officer
Pavlos K. Mylonas	Chief Economist and Chief of Strategy
Georgios I. Paschas	Chief Internal Auditor
Ioannis P. Kyriakopoulos	Head of Financial and Management Accounting Division
Alexandros G. Stavrou	Head of Secretariat Division
Michael A. Frousios	Head of Shareholders Related Services
Spyros D. Koronakis	Auditor SOL S.A.
Georgios E. Kyrbizakis	Auditor SOL S.A.
Georgios D. Kambanis	Auditor Deloitte.

Divisions of the Bank involved in brokerage activities

Treasury Division

Financial and Management Division

Associated companies involved in brokerage activities (apart from institutional investors)

"DIETHNIKI" Mutual Fund Management S.A.,

"ETHNIKI KEFALAIOU" Management of Assets and Liabilities Co.

NBG REAL ESTATE S.A.

CONTACT INFORMATION

NATIONAL BANK OF GREECE S.A.
Eolou 86, 102 32 Athens
Tel.: 210 3341000 Fax: 210 4806510 telex: 021/4931-38 NBG GR
http://www.nbg.gr

	TELEPHONE	TELEFAX	WEBSITE
SHAREHOLDER ENQUIRIES:			
Secretariat Division	210-3343411-2	210-3343404	www.nbg.gr
Domestic shareholders	210-3343460	210-3343406	
	210-3343425		
Overseas shareholders	210-3343414	210-3343410	
	210-3343426		
	210-3343422		
	210-3343416		
Overseas stock-exchange relations	210-3343494	210-3343449	
SPECIAL BANKING SERVICES:			
Investor Relations	210-3341620	210-3341670	www.nbg.gr
Treasury Division	210-3328803-4	210-3328850	
Dealing - Room	210-3328815-7	210-3328820	
International Division I:			
Southeast Europe and Eastern Mediterranean	210-3695931-2	210-3695930	
International Division II	210-3695825-6	210-3695694	
Other countries	210-3340222	210-3340469	
Correspondent Banking	210-3340454		
Payment systems	210-3340229		
Private Banking Division			
Private Banking	210-3664144	210-3664140	
Private Banking Branch	210-3347934/7939	210-3347940	
Commercial Credit Division	210-7727551/336	210-7727447	
Trade Credit Division	210-7727677	210-7727688	
Corporate Financing Division	210-3341122	210-3341179	
Mortgage Lending Division	210-3695331	210-3695350	
Consumer Credit Division	210-9306201-2	210-9306233	
Shipping Finance Division	210-4144101	210-4144120	
Shipping Branch	210-4144000	210-4144005	
INVESTMENT BANKING SERVICES:			
Capital Market Division	210-3347037	210-3347030	www.nbg.gr
Project Finance Division	210-3347062	210-3296393	
Consultancy Division	210-3347042	210-3347050	
National Investment S.A.	210-3228401/8536	210-3223425	www.ethnex.gr
STOCKBROKING SERVICES:			
National Securities S.A.	210-3328500	210-3328565	www.e-x.gr
CUSTODIAN SERVICES:			
Domestic customers	210-3340261/0267	210-3340273	www.nbg.gr
Overseas customers	210-3340281/0283	210-3340311	
VENTURE CAPITAL SERVICES:			
NBG Venture Capital S.A.	210-3319560	210-3319569	www.nbgvc.gr
LEASING SERVICES:			
Ethniki Leasing S.A.	210-6456193-7	210-6456198	www.ethnolease.gr
FACTORING SERVICES:	210-3348312	210-3348318	www.nbg.gr
Commercial Credit Division	210-3348306-7		
MUTUAL FUNDS:			
Diethniki Mutual Fund Management S.A.	210-3347400	210-3218514	www.diethniki.gr
CREDIT CARD SERVICES:			
National Management & Organization Co. S.A.	210-9503500	210-9522057	www.ethnokarta.gr
INSURANCE SERVICES:			
Ethniki Hellenic General Insurance Co. S.A.	210-3299000	210-3236101	www.ethniki-asfalistiki.gr
REAL ESTATE AND STORAGE SERVICES:			
Ethniki Kefalaiou S.A.	210-3340850	210-3217905	
National Real Estate S.A.	210-3217713/7717	210-3217877	www.ethnodata.gr/ethnak
EKTENEPOL Urban Planning S.A.	210-3210558	210-3213011	
COMPUTING SERVICES:			
Ethnodata S.A.	210-4806771	210-4806815	www.ethnodata.gr
INTERNET BANKING:			
Help Desk	210-9479999	210-9479777	www.nbg.gr

	TELEPHONE (from Greece)	TELEFAX	WEBSITE
INTERNATIONAL OFFICES:			
ALBANIA			
Tirana	(0035542) 33612 33621-4	33613	www.nbg.gr
AUSTRALIA			
Melbourne	(00613) 93489255	93489755	www.nbg.gr
Sydney	(00612) 92477456-7	92514321	
BULGARIA			
Sofia	(003592) 9806956	9814184	www.nbg.gr
EGYPT			
Cairo	(00202) 3380065	3370579	www.nbg.gr
FRANCE			
Paris	(00331) 53770202	42892750	www.nbg.gr
GERMANY			
Frankfurt	(004969) 25500	2550225	www.nbg.gr
NETHERLANDS			
Amsterdam	(003120) 6120674	4207513	www.nbg.gr
ROMANIA			
Bucharest	(004021) 3300992 3303457	3301945	www.nbg.gr
SWEDEN			
Stockholm	(00468) 6114863	6117118	
TURKEY			
Istanbul	(0090212) 2906330-4	2906335	
UNITED KINGDOM			
London	(0044207) 6263222	9290989	www.nbg.gr
Channel Islands (Guernsey)	(00441481) 720800	711710	
YUGOSLAVIA			
Belgrade	(0038111) 3019910	3019936	www.nbg.gr
INTERNATIONAL SUBSIDIARY BANKS:			
BULGARIA			
United Bulgarian Bank AD (UBB), Sofia	(003592) 8112800	9880822	www.ubb.bg
Interlease AD, Sofia	(003592) 9817035	9718333	www.interlease.bg
CANADA			
National Bank of Greece (Canada)	(001514) 9541522	9541620	www.nbgbank.com
CYPRUS			
National Bank of Greece (Cyprus) LTD	(00357) 22840000	22762080	
FYROM			
Stopanska Banka AD Skopje	(003892) 3295295	114503	www.stb.com.mk
ROMANIA			
Banca Romaneasca	(004021) 3211601	3215259	www.banca-romaneasca.ro
Garanta SA (Insurance)	(004021) 3079971	3079970	www.garanta.ro
SOUTH AFRICA			
The South African Bank of Athens Ltd.	(002711) 8321211	8381001	
UNITED KINGDOM			
NBG International Ltd, London (financial and investment consulting	(0044207) 6615656	6615667	www.nbgiprivateequity.co.uk.
U.S.A.			
Atlantic Bank of New York	(001212) 6955400	9679049	www.abny.com
ANNUAL REPORT ENQUIRIES:			www.nbg.gr
Strategic Planning and Research Division	210 3341522	210 3341702	

NATIONAL BANK OF GREECE
www.nbg.gr

ISSN: 1109-4346